

FIDELITY®
NATIONAL FINANCIAL

2022 ANNUAL REPORT



FINANCIAL HIGHLIGHTS

(Dollars in millions, except per share amounts)

	2022	2021	2020
INCOME STATEMENT:		Year Ended December 31,	
Total Revenue	$ 11,556	$15,643	$10,778
Net Earnings Attributable to Common Shareholders	$ 1,136	$ 2,422	$ 1,427
Adjusted Pre-Tax Title Margin	16.7%	21.7%	19.6%
Cash Flow from Operations	$ 4,355	$ 4,090	$ 1,578
BALANCE SHEET:		At December 31,	
Total Assets	$ 65,589	$ 60,690	$ 50,455
Cash and Investment Portfolio	$ 47,656	$ 47,135	$ 37,766
Reserve for Claim Losses	$ 1,810	$ 1,883	$ 1,623
Total Equity	$ 5,979	$ 9,457	$ 8,392



TOTAL REVENUE



ADJUSTED PRE-TAX TITLE MARGIN



NET EARNINGS ATTRIBUTABLE TO COMMON SHAREHOLDERS



TOTAL ASSETS



William P. Foley, II
Chairman of the Board



Michael J. Nolan
Chief Executive Officer

DEAR FELLOW SHAREHOLDERS,

It has been nearly 40 years since Fidelity National Financial, Inc. (FNF) was founded and our growth from a small startup to industry leader has been driven by a steadfast focus on our customers and shareholders, a culture of employee excellence, and an ability to maximize performance regardless of the market environment.

2022 will be remembered as one of the more volatile years that our industry has ever experienced. As we moved through the year, a number of forces, led by inflationary pressures not seen since the 1980s, drove the Federal Reserve's decision to dramatically raise their benchmark interest rate which, in turn, led to a more than doubling of mortgage rates that suppressed residential and commercial title order volumes. After the record volumes of 2021 and a strong start to 2022, the second half of the year saw residential purchase and refinance volumes fall to one of the lowest levels seen in the last 20 years.

Our management team has a proven track record and is experienced in operating through varying economic cycles. We moved swiftly to adjust our cost structure in 2022, given the dramatic rise in mortgage rates. Despite the significant disruption that occurred in the market, we are proud of FNF's performance over the past year as our Title Segment (Title) delivered its third best pre-tax margin since 2003, while the F&G Segment (F&G) achieved record gross sales of $11.3 billion, an increase of 18% as compared to 2021, and finished 2022 with nearly $44 billion in assets under management.

Turning to our financial results in more detail, FNF generated consolidated total revenue of $11.6 billion and net earnings of $1.1 billion, or $4.10 per diluted share, for the full year 2022. Our adjusted net earnings were $1.5 billion, or $5.36 per diluted share. Within that, our Title business delivered $9.5 billion in total revenue, excluding recognized gains and losses, in comparison to 2021's record of $11.9 billion. We achieved an industry leading adjusted pre-tax Title margin of 16.7% for the full year which resulted in adjusted pre-tax Title earnings of $1.6 billion, in comparison to 2021's record of $2.6 billion.

Although the market was challenging in 2022, we continued to look for opportunities to strengthen our Title business through acquisitions and recruiting industry talent. Our industry leading position and strong balance sheet puts us in an advantageous position to not only withstand periods of dislocation, but also take advantage of opportunities to strategically build and expand our Title business for the long term. During the past year, we invested over $200 million in 11 title acquisitions, and completed our acquisition of TitlePoint in January 2023 for $225 million, as we continue to expand our footprint into attractive markets and enhance our Title capabilities. We believe the underlying fundamentals of our industry are healthy, as demographic trends point to continued growth in home sales once the volatility in interest rates subsides.

We also remain focused on deploying capital to best maximize shareholder value through investments in our business and returning capital to our shareholders. Throughout the year, we continued to invest in our inHere® experience platform that enhances the transaction experience of real estate agents, transaction coordinators, and consumers. Adoption of the inHere® platform has been strong with real estate agents and transaction coordinators, with registration for the platform rising to approximately 135,000 in 2022, an increase of 220% over 2021. We believe this creates both market growth and efficiency opportunities over the near and long term as the adoption of our integrated and differentiated platform continues to expand.

Regarding our capital allocation strategy, we returned more capital to shareholders in 2022 than ever before, while preserving financial flexibility. We paid common dividends of $489 million in 2022, reflecting 10% dividend growth over the prior year. We also repurchased 13.4 million shares in 2022, for a total cost of $549 million. FNF ended the year with over $900 million in cash and short-term liquid investments at the holding company, which provides the necessary liquidity to navigate a challenging market while also continuing to pursue our capital allocation priorities of continued investment in our business, including opportunistic and strategically-aligned acquisitions, and return of capital to shareholders.

Turning to F&G's results, F&G reported record total gross sales of $11.3 billion in 2022, an 18% increase over 2021, which boosted F&G's assets under management to nearly $44 billion as of December 31, 2022. F&G's asset growth has been well ahead of our goal, as outlined at the time of our acquisition in 2020, of doubling assets under management to $50 billion over five years, which we expect to achieve this year. F&G's net retained sales were $9.0 billion, reflecting third party flow reinsurance which provides a lower capital requirement on ceded new business while allocating capital to the highest returning retained business.

F&G reported adjusted net earnings of $338 million in 2022. Since our acquisition of F&G over two years ago, the business has delivered approximately $1.1 billion of adjusted net earnings over the last 10 quarters on a cumulative basis, which has greatly exceeded our expectations. Additionally, F&G's adjusted return on assets continues to trend, over time, above our target of 100 basis points. Importantly, F&G's spread-based income delivers a steady and growing source of earnings which is countercyclical to our Title business, as F&G benefits from the rising rate environment which has played out over the past year. This provides a competitive advantage for our Company, and we remain committed to F&G's long-term success.

F&G's financial performance positioned the business for a return to the public markets through its successful listing on the New York Stock Exchange on December 1, 2022, upon dividend of approximately 15% ownership of F&G to FNF's shareholders. The purpose of the public listing is to highlight the value creation that has occurred at F&G and which is expected to continue.

As a public company, F&G's board of directors has approved the initiation of a dividend program at an initial aggregate amount of approximately $100 million per year and which commenced in January of 2023. FNF will receive approximately 85% of F&G's quarterly cash dividend in proportion to our majority ownership.



Michael J. Nolan
Chief Executive Officer

(1) See the Non-GAAP Financial Measures page for reconciliations of GAAP to non-GAAP financial measures.

NON-GAAP FINANCIAL MEASURES

RECONCILIATION OF PRE-TAX EARNINGS TO ADJUSTED PRE-TAX EARNINGS — 2022

($ in millions)	CONSOLIDATED	TITLE
Pre-tax earnings	**$ 1,535**	**$ 1,090**
Realized (gains) and losses, net	600	443
Indexed product related derivatives	(354)	-
Purchase price amortization	95	60
Transaction costs	12	-
Amortization of actuarial intangibles	6	-
Adjusted Pre-tax earnings	**$ 1,894**	**$ 1,593**

RECONCILIATION OF DILUTED EARNINGS PER SHARE TO ADJUSTED EARNINGS PER SHARE — 2022

($ in millions, except per share data)	CONSOLIDATED	TITLE	F&G
Net earnings from continuing operations attributable to common shareholders	**$ 1,136**	**$ 790**	**$ 481**
Realized (gains) and losses, net	600	443	117
Indexed product related derivatives	(354)	-	(354)
Purchase price amortization	95	60	21
Transaction costs	12	-	10
Amortization of actuarial intangibles	6	-	6
Income taxes on non-GAAP adjustments	(70)	(121)	64
Deferred tax asset valuation allowance	68	58	-
Noncontrolling interest on non-GAAP adjustments	(8)	-	(7)
Adjusted net earnings from continuing operations attributable to common shareholders	**$ 1,485**	**$ 1,230**	**$ 338**
Earnings per share from continuing operations - diluted	**$ 4.10**		
Adjusted earnings per share - diluted	**$ 5.36**		
Weighted average shares outstanding - diluted	277		

Use of Non-GAAP Financial Information

Generally Accepted Accounting Principles (GAAP) is the term used to refer to the standard framework of guidelines for financial accounting. GAAP includes the standards, conventions, and rules accountants follow in recording and summarizing transactions and in the preparation of financial statements. In addition to reporting financial results in accordance with GAAP, this presentation includes non-GAAP financial measures, which the Company believes are useful to help investors better understand its financial performance, competitive position and prospects for the future. These non-GAAP measures include adjusted pre-tax earnings and adjusted earnings per share. Management believes these non-GAAP financial measures may be useful in certain instances to provide additional meaningful comparisons between current results and results in prior operating periods. Our non-GAAP measures may not be comparable to similarly titled measures of other organizations because other organizations may not calculate such non-GAAP measures in the same manner as we do. The presentation of this financial information is not intended to be considered in isolation of or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. By disclosing these non-GAAP financial measures, FNF believes it offers investors a greater understanding of, and an enhanced level of transparency into, the means by which the Company's management operates the Company.

Any non-GAAP measures should be considered in context with the GAAP financial presentation and should not be considered in isolation or as a substitute for GAAP net earnings. Further, FNF's non-GAAP measures may be calculated differently from similarly titled measures of other companies. Reconciliations of these non-GAAP measures to related GAAP measures are provided above.

FIDELITY NATIONAL FINANCIAL, INC.

FORM
10K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2022

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number: 001-32630



FIDELITY NATIONAL FINANCIAL, INC.

(Exact name of registrant as specified in its charter)

Delaware	**16-1725106**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

601 Riverside Avenue
Jacksonville, Florida, 32204
(Address of principal executive offices, including zip code)

(904) 854-8100
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
FNF Common Stock, $0.0001 par value	FNF	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ or No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ or No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☒	Accelerated Filer	☐
Non-accelerated Filer	☐	Smaller reporting Company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☒ No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the shares of FNF common stock held by non-affiliates of the registrant as of June 30, 2022 was $9,347,180,906 based on the closing price of $35.54 as reported by The New York Stock Exchange.

The number of shares outstanding of the Registrant's common stock as of January 31, 2023 were:

FNF Common Stock   272,206,915

The information in Part III hereof for the fiscal year ended December 31, 2022, will be filed within 120 days after the close of the fiscal year that is the subject of this Report.

FIDELITY NATIONAL FINANCIAL, INC.
FORM 10-K
TABLE OF CONTENTS

PART I

Item 1. *Business*

Introductory Note

The following describes the business of Fidelity National Financial, Inc. and its subsidiaries. Except where otherwise noted, all references to "we," "us," "our", the "Company" or "FNF" are to Fidelity National Financial, Inc. and its subsidiaries, taken together.

Overview

We are a leading provider of (i) title insurance, escrow and other title-related services, including trust activities, trustee sales guarantees, recordings and reconveyances and home warranty products and (ii) transaction services to the real estate and mortgage industries. FNF is one of the nation's largest title insurance companies operating through its title insurance underwriters - Fidelity National Title Insurance Company ("FNTIC"), Chicago Title Insurance Company ("Chicago Title"), Commonwealth Land Title Insurance Company ("Commonwealth Land Title"), Alamo Title Insurance and National Title Insurance of New York Inc. - which collectively issue more title insurance policies than any other title company in the United States. Through our subsidiary ServiceLink Holdings, LLC ("ServiceLink"), we provide mortgage transaction services including title-related services and facilitation of production and management of mortgage loans. We are also a leading provider of insurance solutions serving retail annuity and life customers and institutional clients through our majority-owned subsidiary, F&G Annuities & Life ("F&G").

On December 1, 2022, we completed our previously announced separation and distribution to our shareholders, on a pro rata basis, of approximately 15% of the common stock of F&G (the "F&G Distribution"). Following the F&G Distribution, we retained control of F&G through our approximate 85% ownership stake. The F&G Distribution was accomplished by the distribution of 68 shares of common stock, par value $0.001 per share, of F&G for every 1,000 shares of our common stock, par value $0.0001 per share, as a dividend to each holder of shares of our common stock as of the close of business on November 22, 2022, the record date for the F&G Distribution.

As a result of the F&G Distribution, F&G is a separate, publicly traded company and its businesses, assets and liabilities consist of those related to F&G's business as a provider of insurance solutions serving retail annuity and life customers and institutional clients. Through F&G's insurance subsidiaries, including Fidelity & Guaranty Life Insurance Company and Fidelity & Guaranty Life Insurance Company of New York, F&G intends to continue to market a broad portfolio of deferred annuities (fixed indexed annuities and multi-year guarantee annuities or other fixed rate annuities), immediate annuities, indexed universal life insurance, funding agreements (through funding agreement-backed notes issuances and the Federal Home Loan Bank of Atlanta) and pension risk transfer solutions. All of FNF's core title insurance, real estate, technology and mortgage related businesses, assets and liabilities that are not held by F&G remain with FNF.

As of December 31, 2022, we had the following reporting segments:

- *Title.* This segment consists of the operations of our title insurance underwriters and related businesses, which provide title insurance and escrow and other title-related services including trust activities, trustee sales guarantees, and home warranty products. This segment also includes our transaction services business, which includes other title-related services used in the production and management of mortgage loans, including mortgage loans that experience default.

- *F&G.* This segment primarily consists of operations of our annuities and life insurance related businesses. This segment issues a broad portfolio of annuity and life insurance products, including deferred annuities (fixed indexed and fixed rate annuities), immediate annuities, and indexed universal life ("IUL") insurance, through its retail distribution channels. This segment also provides funding agreements and pension risk transfer ("PRT") solutions through its institutional channels.

- *Corporate and Other.* This segment consists of the operations of the parent holding company, our real estate technology subsidiaries, other smaller, non-title businesses and certain unallocated corporate overhead expenses and eliminations of revenues and expenses between it and our Title segment.

Competitive Strengths

We believe that our competitive strengths include the following:

Corporate principles. A cornerstone of our management philosophy and operating success is the six fundamental precepts upon which we were founded, which are:

- Autonomy and entrepreneurship;
- Bias for action;
- Customer-oriented and motivated;

- Minimize bureaucracy;
- Employee ownership; and
- Highest standard of conduct.

These six precepts are emphasized to our employees from the first day of employment and are integral to many of our strategies described below.

Title

Leading residential and commercial title insurance company. We are one of the largest title insurance companies in the United States and a leading provider of title insurance and escrow and other title-related services for real estate transactions. Through the third quarter of 2022, our insurance companies had a 31.9% share of the U.S. title insurance market, according to the American Land Title Association ("ALTA"). While residential title insurance comprises the majority of our business, we are also a significant provider of commercial real estate title insurance in the United States. Our network of independent title agents and employees in our direct operations that service the commercial real estate markets is one of the largest in the industry. Our commercial network combined with our financial strength makes our title insurance operations attractive to large national lenders that require the underwriting and issuing of larger commercial title policies.

Established relationships with our customers. We have strong relationships with the customers who use our title services. Our distribution network, which includes more than 1,400 direct residential title offices and approximately 5,300 agents, is among the largest in the United States. We also benefit from strong brand recognition in our multiple title brands that allows us to access a broader client base than if we operated under a single consolidated brand and provides our customers with a choice among brands.

Strong value proposition for our customers as a leading provider of services and technology solutions to the title insurance industry. Through our Title segment, we provide our customers with title insurance and escrow and other title-related services that support their ability to effectively close real estate transactions. We help make the real estate closing process more efficient for our customers by offering a single point of access to a broad platform of title-related products and resources necessary to close real estate transactions.

Industry leading margins and disciplined operating focus. We have been able to maintain competitive operating margins in part by monitoring our businesses in a disciplined manner through continual evaluation of business activity and management of our cost structure. When compared to our industry competitors, we also believe that our structure is more efficiently designed, which allows us to operate with lower overhead costs.

Proven management team. The managers of our operating businesses have successfully built our Title segment over an extended period of time, resulting in our business attaining the size, scope and presence in the industry that it has today. Our managers have demonstrated their leadership ability during numerous acquisitions through which we have grown and throughout a number of business cycles and significant periods of industry change.

We believe that our Title segment's competitive strengths position us well to take advantage of future changes to the real estate market.

F&G

Trusted by distributors. We have long-standing relationships with a broad range of distributors representing more than 82,000 independent agents and financial advisors, and built on our reputation for transparency and a consistently competitive product portfolio. We offer fixed annuities and life insurance products through a network of approximately 20 leading banks and broker dealers and approximately 271 Independent Marketing Organizations ("IMOs") that provide back-office support for thousands of independent insurance agents.

Winning in high-growth markets. The U.S. retirement and middle markets are growing, and we are both well-established and well-positioned for continued growth. Our strategic alignment with our distribution partners allows us to reach a diverse, growing and underserved middle market demographic in both our retail and institutional channels.

Durable investment management edge. Our strategic partnership with Blackstone provides a sustained competitive advantage for our business. Blackstone and its affiliate Blackstone ISG-I Advisors LLC ("BIS") partners with our strategic investment office to deeply understand our liability profile when making asset allocation decisions and then originates unique investment opportunities not traditionally available to insurers. These investments allow us to enter higher-margin lines and create the potential to intermediate investment banks in credit origination.

Clean and profitable in-force book. As a life insurer, we generate spread earnings based on our assets under management and over the lifetime of the liabilities in place. Our disciplined new business underwriting process provides us with stable liabilities, primarily in products that reset annually, which has allowed us to achieve consistently attractive lifetime returns.

Approximately 91% of our $30.4 billion fixed indexed and fixed rate annuities account value are surrender-charge protected and our asset and liability cash flows are well matched.

Track record of attracting top talent. F&G's management team and nearly 872 employees have a record of long-term success and have delivered impressive results in the last few years. Our commitment to our cultural values is the cornerstone of our success, whereby F&G is a company of individuals who believe in the power of partnerships, encourage innovation and creativity, and are transparent about decisions while delivering on their commitments. This is borne out by consistently being recognized as an employer of choice as well as an involuntary turnover rate that is well below that of other financial services companies. We believe our flexible, employee-centric work approach positions us as an employer of choice.

Clear governance structure. We have a disciplined approach for considering new lines of business to enter, the appropriate product/channel mix for achieving our targeted new business profitability, and the management of our capital and in-force liabilities. Further, we target and pursue opportunities that leverage our strengths.

Our business model is strong and positions us to capitalize on the growth prospects in our addressable markets.

Strategy

Title

Our strategy in the Title segment is to maximize operating profits by increasing our market share and managing operating expenses throughout the real estate business cycle. To accomplish our goals, we intend to do the following:

- *Continue to operate multiple title brands independently.* We believe that in order to maintain and strengthen our title insurance customer base, we must operate our strongest brands in a given marketplace independently of each other. Our national and regional brands include FNTIC, Chicago Title, Commonwealth Land Title, Lawyers Title, Ticor Title, Alamo Title, and National Title of New York. In our largest markets, we operate multiple brands. This approach allows us to continue to attract customers who identify with a particular brand and allows us to utilize a broader base of local agents and local operations than we would have with a single consolidated brand.

- *Consistently deliver superior customer service.* We believe customer service and consistent product delivery are the most important factors in attracting and retaining customers. Our ability to provide superior customer service and consistent product delivery requires continued focus on providing high quality service and products at competitive prices. Our goal is to continue to improve the experience of our customers, in all aspects of our business.

- *Manage our operations successfully through business cycles.* Our Title segment operates in a cyclical industry and our ability to diversify our revenue base within our title insurance business and manage the duration of our investments may allow us to better operate in this cyclical business. Maintaining a broad geographic revenue base, utilizing both direct and independent agency operations and pursuing both residential and commercial title insurance business help diversify our title insurance revenues. We continue to monitor, evaluate and execute upon the consolidation of administrative functions, legal entity structure, and office consolidation, as necessary, to respond to the continually changing marketplace. We maintain shorter durations on our investment portfolio to mitigate our interest rate risk. A more detailed discussion of our investment strategies is included in "Investment Policies and Investment Portfolio."

- *Continue to improve our products and technology.* As a national provider of real estate transaction products and services, we participate in an industry that is subject to significant change, frequent new product and service introductions and evolving industry standards. We believe that our future success will depend in part on our ability to anticipate industry changes and offer products and services that meet evolving industry standards. In connection with our service offerings, we are continuing to deploy new information system technologies to our direct and agency operations. We expect to continue to improve the process of ordering title and escrow services and the delivery of our products to our customers.

- *Maintain values supporting our strategy.* We believe that our continued focus on and support of our long-established corporate culture will reinforce and support our business strategy. Our goal is to foster and support a corporate culture where our employees and agents seek to operate independently and maintain profitability at the local level while forming close customer relationships by meeting customer needs and improving customer service. Utilizing a relatively flat managerial structure and providing our employees with a sense of individual ownership supports this goal.

- *Effectively manage costs based on economic factors.* We believe that our focus on our operating margins is essential to our continued success in the title insurance business. Regardless of the business cycle in which we may be operating, we seek to continue to evaluate and manage our cost structure and make appropriate adjustments where economic conditions dictate. This continual focus on our cost structure helps us to better maintain our operating margins.

F&G

Through a diversified growth strategy, our F&G segment seeks to deliver consistent and increasing earnings driven by asset growth. We are positioned to accomplish these goals through the following areas of strategic focus:

- *Targeting large and growing markets*. The opportunity for our core annuity products remains significant, as policyholders seek to add safety and certainty to their retirement plans. Our investments in life insurance products allows us to penetrate the underserved middle market, which addresses the needs of many of our cultural communities. And as corporations continue to de-risk their pension funds, our buyout solutions can guarantee pension-holders the lifetime benefits they need and want. Finally, we continue to attract strong institutional annuity buyers with funding agreements. F&G is a national leader in the markets we play in, and demographic trends provide tailwinds and significant room to continue growing.

- *Superior ecosystem*. Our business model gives us a sustainable competitive advantage. We have strong and long-standing relationships with a diverse network of distributors, a durable investment edge through our Blackstone partnership, a scalable administrative platform, and a track record of attracting and retaining top talent.

- *Consistent track record of success*. F&G's deep and experienced management team has successfully diversified products and channels in recent years and demonstrated our ability to deliver consistent top line growth, increase assets under management and generate steady spreads and return on assets across varying market cycles.

Acquisitions, Dispositions, Minority Owned Operating Subsidiaries and Financings

Acquisitions have been an important part of our growth strategy and dispositions have been an important aspect of our strategy of returning value to shareholders. On an ongoing basis, with assistance from our advisors, we actively evaluate possible transactions, such as acquisitions and dispositions of business units and operating assets and business combination transactions.

In the future, we may seek to sell certain investments or other assets to increase our liquidity. In the past, we have obtained majority and minority investments in entities and securities where we see the potential to achieve above market returns. Fundamentally, our goal is to acquire quality companies that are run by best in class management teams and that have attractive organic and acquired growth opportunities. We leverage our operational expertise and track record of growing industry-leading companies along with our active interaction with the acquired company's management directly or through our board of directors, to ultimately provide value for our shareholders.

There can be no assurance that any suitable opportunities will arise or that any particular transaction will be completed. We have made a number of acquisitions and dispositions over the past several years to strengthen and expand our service offerings and customer base in our various businesses, to expand into other businesses or where we otherwise saw value, and to monetize investments in assets and businesses.

Intellectual Property

We rely on a combination of contractual restrictions; internal security practices; and copyright and trade secret law to establish and protect our software, technology, and expertise across our businesses. Further, we have developed a number of brands that have accumulated substantial goodwill in the marketplace, and we rely on trademark law to protect our rights in that area. We intend to continue our policy of taking all measures we deem necessary to protect our copyright, trade secret, and trademark rights. These legal protections and arrangements afford only limited protection of our proprietary rights, and there is no assurance that our competitors will not independently develop or license products, services, or capabilities that are substantially equivalent or superior to ours.

Technology and Research and Development

As a national provider of real estate transaction products and services, we participate in an industry that is subject to significant regulatory requirements, frequent new product and service introductions, and evolving industry standards. We believe that our future success depends in part on our ability to anticipate industry changes and offer products and services that meet evolving industry standards. In connection with our Title segment service offerings, we are continuing to deploy new information system technologies to our direct and agency operations. We continue to improve the process of ordering title and escrow services and improve the delivery of our products to our customers. In order to meet new regulatory requirements, we also continue to expand our data collection and reporting abilities.

Loss Reserves

For information about our loss reserves, see Item 7 of Part II of this Annual Report, under *Management's Discussion and Analysis of Financial Condition and Results of Operations* — Critical Accounting Estimates.

Title Insurance

Market for title insurance. According to Demotech Performance of Title Insurance Companies 2022 Edition, an annual compilation of financial information from the title insurance industry that is published by Demotech Inc. ("Demotech"), an independent firm, total operating income for the entire U.S. title insurance industry has increased over the last five years from approximately $15.6 billion in 2017 to $27.6 billion in 2021, which represents a $6.9 billion increase from 2020. The size of the industry is closely tied to various macroeconomic factors, including, but not limited to, growth in the gross domestic product, inflation, unemployment, the availability of credit, consumer confidence, interest rates, and sales volumes and prices for new and existing homes, as well as the volume of refinancing of previously issued mortgages.

Most real estate transactions consummated in the U.S. require the use of title insurance by a lending institution before the transaction can be completed. Generally, revenues from title insurance policies are directly correlated with the value of the property underlying the title policy, and appreciation or depreciation in the overall value of the real estate market are major factors in total industry revenues. Industry revenues are also driven by factors affecting the volume of real estate closings, such as the state of the economy, the availability of mortgage funding, and changes in interest rates, which affect demand for new mortgage loans and refinancing transactions.

The U.S. title insurance industry is concentrated among a handful of industry participants. According to Demotech, the top four title insurance groups accounted for 79% of net premiums written in 2021. Approximately 34 independent title insurance companies accounted for the remaining 21% of net premiums written in 2021. Consolidation has created opportunities for increased financial and operating efficiencies for the industry's largest participants and should continue to drive profitability and market share in the industry.

Our Title segment revenue is closely related to the level of real estate activity that includes sales, mortgage financing and mortgage refinancing. For further discussion of current trends in real estate activity in the United States, see discussion under *Business Trends and Conditions* included in Item 7 of Part II of this Annual Report, which is incorporated by reference into this Item 1 of Part I.

Title Insurance Policies. Title insurance plays a key role in the U.S. economy by insuring the secure transfer of real estate and facilitating the growth of homeownership. The products and services we offer have a positive social impact on families and communities overall. For many families, their home is the single largest investment that they will make in their lifetimes. Generally, real estate buyers and mortgage lenders purchase title insurance to insure good and marketable title to real estate and priority of lien. An owner's title insurance policy, like those we issue in connection with the closing of a real estate transaction, is the best way for property owners to protect themselves from losing their property due to unforeseen or unexpected title claims. Unlike other types of insurance, title insurance protects against past problems instead of future risk, such as the previous owner's debt, liens, or other claims of ownership that may have been in place prior to the purchase of the property. Under our policies, we defend insureds when covered claims are filed against their interest in the property. A brief generalized description of the process of issuing a title insurance policy is as follows:

- The customer, typically a real estate salesperson or broker, escrow agent, attorney or lender, places an order for a title policy.
- Company personnel note the specifics of the title policy order and place a request with the title company or its agents for a preliminary report or commitment.
- After the relevant historical data on the property is compiled, the title officer prepares a preliminary report that documents the current status of title to the property, any exclusions, exceptions and/or limitations that the title company might include in the policy, and specific issues that need to be addressed and resolved by the parties to the transaction before the title policy will be issued.
- The preliminary report is circulated to all the parties for satisfaction of any specific issues.
- After the specific issues identified in the preliminary report are satisfied, an escrow agent closes the transaction in accordance with the instructions of the parties and the title company's conditions.
- Once the transaction is closed and all monies have been released, the title company issues a title insurance policy.

In real estate transactions financed with a mortgage, virtually all real property mortgage lenders require their borrowers to obtain a title insurance policy at the time a mortgage loan is made. This lender's policy insures the lender against any defect affecting the priority of the mortgage in an amount equal to the outstanding balance of the related mortgage loan. An owner's policy is typically also issued, insuring the buyer against defects in title in an amount equal to the purchase price. In a refinancing transaction, only a lender's policy is generally purchased because ownership of the property has not changed. In the case of an all-cash real estate purchase, no lender's policy is issued but typically an owner's title policy is issued.

Title insurance premiums paid in connection with a title insurance policy are based on (and typically are a percentage of) either the amount of the mortgage loan or the purchase price of the property insured. Applicable state insurance regulations or regulatory practices may limit the maximum, or in some cases the minimum, premium that can be charged on a policy. Title insurance premiums are due in full at the closing of the real estate transaction.

The amount of the insured risk or "face amount" of insurance under a title insurance policy is generally equal to either the amount of the loan secured by the property or the purchase price of the property. The title insurer is also responsible for the cost of defending the insured title against covered claims. The insurer's actual exposure at any given time; however, generally is less than the total face amount of policies outstanding because the coverage of a lender's policy is reduced and eventually terminated as a result of payments on the mortgage loan. A title insurer also generally does not know when a property has been sold or refinanced except when it issues the replacement coverage. Because of these factors, the total liability of a title underwriter on outstanding policies cannot be precisely determined.

Title insurance companies typically issue title insurance policies directly through branch offices or through affiliated title agencies, or indirectly through independent third-party agencies unaffiliated with the title insurance company. Where the policy is issued through a branch or wholly-owned subsidiary agency operation, the title insurance company typically performs or directs the title search, and the premiums collected are retained by the title company. Where the policy is issued through an independent agent, the agent generally performs the title search (in some areas searches are performed by approved attorneys), examines the title, collects the premium and retains a majority of the premium. The remainder of the premium is remitted to the title insurance company as compensation, part of which is for bearing the risk of loss in the event a claim is made under the policy. The percentage of the premium retained by an agent varies from region to region and is sometimes regulated by the states. The title insurance company is obligated to pay title claims in accordance with the terms of its policies, regardless of whether the title insurance company issues policies through its direct operations or through independent agents.

Prior to issuing policies, title insurers and their agents attempt to reduce the risk of future claim losses by accurately performing title searches and examinations. A title insurance company's predominant expense relates to such searches and examinations, the preparation of preliminary title reports, policies or commitments, facilitation and closing of real estate transactions and the maintenance of title plants. Title plants are indexed compilations of public records, maps and other relevant historical documents, and the facilitation and closing of real estate transactions. Claim losses generally result from errors made in the title search and examination process, from hidden defects such as fraud, forgery, incapacity, missing heirs of the property, closing-related errors, etc.

Residential real estate business results from the construction, sale, resale and refinancing of residential properties, while commercial real estate business results from similar activities with respect to properties with a business or commercial use. Commercial real estate title insurance policies insure title to commercial real property, and generally involve higher coverage amounts and yield higher premiums. Residential real estate transaction volume is primarily affected by macroeconomic and seasonal factors, while commercial real estate transaction volume is affected primarily by fluctuations in local supply and demand conditions for commercial space.

Direct and Agency Operations. We provide title insurance services through our direct operations and independent title insurance agents who issue title policies on behalf of our title insurance companies. Our title insurance companies determine the terms and conditions upon which they will insure title to the real property according to our underwriting standards, policies and procedures.

Direct Operations. Our direct operations include both the operations of our underwriters and those of affiliated agencies. In our direct operations, the title insurer issues the title insurance policy and retains the entire premium paid in connection with the transaction. Our direct operations provide the following benefits:

- higher margins because we retain the entire premium from each transaction instead of paying a commission to an independent agent;
- continuity of service levels to a broad range of customers; and
- additional sources of income through escrow and closing services.

We have approximately 1,400 offices throughout the U.S. primarily providing residential real estate title insurance. We continuously monitor the number of direct offices to ensure that it remains in line with our strategy and the current economic environment. Our commercial real estate title insurance business is operated primarily through our direct operations. We maintain direct operations for our commercial title insurance business in all the major real estate markets including Atlanta, Boston, Chicago, Dallas, Houston, Los Angeles, New York, Philadelphia, Phoenix, Seattle and Washington D.C.

Agency Operations. In our agency operations, the search and examination function is performed by an independent agent or the agent may purchase the search product from us. In either case, the agent is responsible to ensure that the search and examination is completed. The agent thus retains the majority of the title premium collected, with the balance remitted to the title underwriter for bearing the risk of loss in the event that a claim is made under the title insurance policy. Independent agents may select among several title underwriters based upon their relationship with the underwriter, the amount of the premium "split" offered by the underwriter, the overall terms and conditions of the agency agreement and the scope of services offered to the agent. Premium splits vary by geographic region, and in some states are fixed by insurance regulatory requirements. Our relationship with each agent is governed by an agency agreement defining how the agent issues a title insurance policy on our behalf. The agency agreement also sets forth the agent's liability to us for policy losses attributable to the agent's errors. An agency agreement is usually terminable without cause upon 30 days notice or immediately for cause. In determining whether to engage or retain an independent agent, we consider the agent's experience, financial condition and loss history. For each agent with whom we enter into an agency agreement, we maintain financial and loss experience records. We also conduct periodic audits of our agents and strategically manage the number of agents with which we transact business in an effort to reduce future expenses and manage risks. As of December 31, 2022, we transact business with approximately 5,300 agents.

Fees and Premiums. One method of analyzing our business is to examine the level of premiums generated by direct and agency operations.

The following table presents the percentages of our title insurance premiums generated by direct and agency operations:

	Year Ended December 31,					
	2022		2021		2020	
	Amount	%	Amount	%	Amount	%
	(Dollars in millions)					
Direct	$ 2,858	41.8 %	$ 3,571	41.8 %	$ 2,699	42.9 %
Agency	3,976	58.2	4,982	58.2	3,599	57.1
Total title insurance premiums	$ 6,834	100.0 %	$ 8,553	100.0 %	$ 6,298	100.0 %

The premium for title insurance is due in full when the real estate transaction is closed. We recognize title insurance premium revenues from direct operations upon the closing of the transaction. Premium revenues from agency operations include an accrual based on estimates of the volume of transactions that have closed in a particular period for which premiums have not yet been reported to us. The accrual for agency premiums is necessary because of the lag between the closing of these transactions and the reporting of these policies to us by the agent, and is based on estimates utilizing historical information.

Escrow, Title-Related and Other Fees. In addition to fees for underwriting title insurance policies, we derive a significant amount of our revenues from escrow and other title-related services including closing and trust activities, trustee sales guarantees, recordings and reconveyances, and home warranty products. The escrow and other services provided by us include all of those typically required in connection with residential and commercial real estate purchases and refinance activities. Escrow, title-related and other fees included in our Title segment represented approximately 27.5%, 28.1%, and 29.7% of total Title segment revenues in 2022, 2021, and 2020, respectively.

Sales and Marketing. We market and distribute our title and escrow products and services to customers in the residential and commercial market sectors of the real estate industry through customer solicitation by sales personnel. Although in many instances the individual homeowner is the beneficiary of a title insurance policy, we do not focus our marketing efforts on the homeowner. We actively encourage our sales personnel to develop new business relationships with persons in the real estate community, such as real estate sales agents and brokers, financial institutions, independent escrow companies and title agents, real estate developers, mortgage brokers and attorneys who order title insurance policies for their clients. While our smaller, local clients remain important, large customers, such as national residential mortgage lenders, real estate investment trusts and developers are an important part of our business. The buying criteria of locally based clients differ from those of large, geographically diverse customers in that the former tend to emphasize personal relationships and ease of transaction execution, while the latter generally place more emphasis on consistent product delivery across diverse geographical regions and the ability of service providers to meet their information systems requirements for electronic product delivery.

Claims. An important part of our business is responsible claims management. We employ a large staff of attorneys in our claims department to handle title and escrow claims. Our claims processing centers are located in Omaha, Nebraska and Jacksonville, Florida. In-house claims counsel are also located in other parts of the country.

Claims result from a wide range of causes. These causes generally include, but are not limited to, search and exam errors, forgeries, incorrect legal descriptions, signature and notary errors, unrecorded liens, mechanics' liens, the failure to pay off existing liens, mortgage lending fraud, mishandling or theft of settlement funds (including independent agency theft), and mistakes in the escrow process. Under our policies, we are required to defend insureds when covered claims are filed against their interest in the property. Some claimants seek damages in excess of policy limits. Those claims are based on various legal theories, including in some cases allegations of negligence or an intentional tort. We occasionally incur losses in excess of policy limits. Experience shows that most policy claims and claim payments are made in the first five years after the policy has been issued, although claims may also be reported and paid many years later.

Title losses due to independent agency defalcations typically occur when the independent agency misappropriates funds from escrow accounts under its control. Such losses are usually discovered when the independent agency fails to pay off an outstanding mortgage loan at closing (or immediately thereafter) from the proceeds of the new loan. Once the previous lender determines that its loan has not been paid off timely, it will file a claim against the title insurer.

Claims can be complex, vary greatly in dollar amounts and are affected by economic and market conditions and the legal environment existing at the time claims are processed. In our commercial title business, we may issue polices with face amounts well in excess of $100 million, and from time to time claims are submitted with respect to large policies. We believe we are appropriately reserved with respect to all claims (large and small) that we currently face. Occasionally we experience large losses from title policies that have been issued or from our escrow operations, or overall worsening loss payment experience, which require us to increase our title loss reserves. These events are unpredictable and adversely affect our earnings. Claims can result in litigation in which we may represent our insured and/or ourselves. We consider this type of litigation to be an ordinary course aspect of the conduct of our business.

Reinsurance and Coinsurance. Within our Title segment, we limit our maximum loss exposure by reinsuring risks with other insurers under excess of loss and case-by-case ("facultative") reinsurance agreements. Reinsurance agreements generally provide that the reinsurer is liable for loss and loss adjustment expense payments exceeding the amount retained by the ceding company. However, the ceding company remains primarily liable to the insured whether or not the reinsurer is able to meet its contractual obligations. Facultative reinsurance agreements are entered into with other title insurers when the transaction to be insured exceeds state statutory or self-imposed limits. Excess of loss reinsurance coverage protects us from a large loss from a single loss occurrence. Our excess of loss reinsurance coverage is split into four contracts. The first excess of loss reinsurance contract provides an $75 million limit of coverage from a single loss occurrence for losses in excess of a $25 million retention per single loss occurrence ("First XOL Contract"). The second excess of loss reinsurance contract ("Second XOL Contract") provides an additional $300 million limit of coverage from a single loss occurrence, with the Company co-participating at approximately 10%. The third excess of loss reinsurance contract ("Third XOL Contract") provides an additional $80 million limit of coverage from a single loss occurrence, with the Company co-participating at approximately 16.25%. The fourth excess of loss reinsurance contract ("Fourth XOL Contract") provides an additional $220 million limit of coverage from a single loss occurrence, with the Company co-participating at approximately 10%. Subject to the Company's retention and co-participation on the Second, Third and Fourth XOL Contracts, the maximum coverage from a single loss occurrence provided under our excess of loss reinsurance coverage is $610 million. Each XOL Contract provides for one reinstatement of its respective limit, so the aggregate limit of coverage is $1.2 billion.

In addition to reinsurance, we carry errors and omissions insurance and fidelity bond coverage, each of which can provide protection to us in the event of certain types of losses that can occur in our businesses.

Our policy is to be selective in choosing our reinsurers, seeking only those companies that we consider to be financially stable and adequately capitalized. In an effort to minimize exposure to the insolvency of a reinsurer, we periodically review the financial condition of our reinsurers.

We also use coinsurance in our commercial title business to provide coverage in amounts greater than we would be willing or able to provide individually. In coinsurance transactions, each individual underwriting company issues a separate policy and assumes a portion of the overall total risk. As a coinsurer we are only liable for the portion of the risk we assume.

We also earn a small amount of additional income, which is reflected in our direct premiums, by assuming reinsurance for certain risks of other title insurers.

Competition. Competition in the title insurance industry is based primarily on service and price. The number and size of competing companies varies in the different geographic areas in which we conduct our business. In our principal markets, competitors include other major title underwriters such as First American Financial Corporation, Old Republic International Corporation, Stewart Information Services Corporation, Westcor Land Title Insurance Company, and WFG National Title Insurance Company, as well as numerous regional title insurance companies, underwritten title companies and independent agency operations at the regional and local level. The addition or removal of regulatory barriers might result in changes to competition in the title insurance business. New competitors may include diversified financial services companies that have greater financial resources than we do and possess other competitive advantages. Competition among the major title insurance companies, expansion by regional companies and any new entrants with alternative products could affect our business operations and financial condition.

Regulation. Our insurance subsidiaries, including title insurers, underwritten title companies and insurance agencies, are subject to extensive regulation under applicable state laws. Each of the insurers is subject to a holding company act in its state of domicile, which regulates, among other matters, the ability to pay dividends and enter into transactions with affiliates. The laws of most states in which we transact business establish supervisory agencies with broad administrative powers relating to issuing and revoking licenses to transact business; regulating trade practices; licensing agents; approving policy forms and accounting and financial practices; establishing reserves and capital and surplus in regards to policyholder requirements defining suitable investments for reserves and capital and surplus; approving rate schedules; etc. The state regulation process for rate changes ranges from states that set rates, to states where individual companies or associations of companies prepare rate filings that are submitted for approval, to a few states in which rate changes do not need to be filed for approval.

Since we are governed by both state and federal governments and the applicable insurance laws and regulations are constantly subject to change, it is not possible to predict the potential effects on our insurance operations of any laws or regulations that may become more restrictive in the future or if new restrictive laws will be enacted.

Pursuant to statutory accounting requirements of the various states in which our title insurers are domiciled, these insurers must defer a portion of premiums as an unearned premium reserve for the protection of policyholders (in addition to their reserves for known claims) and must maintain qualified assets in an amount equal to the statutory requirements. The level of unearned premium reserve required to be maintained at any time is determined by a statutory formula based upon either the age, number of policies, and dollar amount of policy liabilities underwritten, or the age and dollar amount of statutory premiums written. As of December 31, 2022, the combined statutory unearned premium reserve required and reported for our title insurers was $1,772 million. In addition to statutory unearned premium reserves and reserves for known claims, each of our insurers maintains surplus funds for policyholder protection and business operations.

Each of our insurance subsidiaries is regulated by the insurance regulatory authority in its respective state of domicile, as well as that of each state in which it is licensed. The insurance commissioners of their respective states of domicile are the primary regulators of our insurance subsidiaries. Each of the insurers is subject to periodic regulatory financial examination by regulatory authorities.

Under the statutes governing insurance holding companies in most states, insurers may not enter into certain transactions, including sales, reinsurance agreements and service or management contracts, with their affiliates unless the regulatory authority of the insurer's state of domicile has received notice at least 30 days prior to the intended effective date of such transaction and has not objected to, or has approved, the transaction within the 30-day period.

In addition to state-level regulation, our title insurance and certain other real estate businesses are subject to regulation by federal agencies, including the Consumer Financial Protection Bureau ("CFPB"). The CFPB was established under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 ("Dodd-Frank"), which also included regulation over financial services and other lending related businesses. The CFPB has broad authority to regulate, among other areas, the mortgage and real estate markets in matters pertaining to consumers. This authority includes the enforcement of the Truth-in-Lending Act ("TILA") and the Real Estate Settlement Procedures Act ("RESPA") formerly placed with the Department of Housing and Urban Development.

As a holding company with no significant business operations of our own, we depend on dividends or other distributions from our subsidiaries as the principal source of cash to meet our obligations, including the payment of interest on and repayment of principal of any debt obligations and to pay any dividends to our shareholders. The payment of dividends or other distributions to us by our insurers is regulated by the insurance laws and regulations of their respective states of domicile. In general, an insurance company subsidiary may not pay an "extraordinary" dividend or distribution unless the applicable insurance regulator has received notice of the intended payment at least 30 days prior to payment and has not objected to or has approved the payment within the 30-day period. In general, an "extraordinary" dividend or distribution is statutorily defined as a dividend or distribution that, together with other dividends and distributions made within the preceding 12 months, exceeds the greater of:

- 10% of the insurer's statutory surplus as of the immediately prior year end; or
- the statutory net income of the insurer during the prior calendar year.

The laws and regulations of some jurisdictions also prohibit an insurer from declaring or paying a dividend except out of its earned surplus or require the insurer to obtain prior regulatory approval. During 2023, our directly owned title insurers can pay dividends or make distributions to us of approximately $606 million; however, insurance regulators have the authority to prohibit the payment of ordinary dividends or other payments by our title insurers to us (such as a payment under a tax sharing agreement or for other services) if they determine that such payment could be adverse to our policyholders. There are no restrictions on our retained earnings regarding our ability to pay dividends to shareholders.

The combined statutory capital and surplus of our title insurers was approximately $1,350 million and $1,903 million as of December 31, 2022 and 2021, respectively. The combined statutory earnings of our title insurers were $778 million, $936 million, and $629 million for the years ended December 31, 2022, 2021, and 2020, respectively.

As a condition to continued authority to underwrite policies in the states in which our insurers conduct their business, they are required to pay certain fees and file information regarding their officers, directors and financial condition.

Pursuant to statutory requirements of the various states in which our insurers are domiciled, such insurers must maintain certain levels of minimum capital and surplus. Required levels of minimum capital and surplus are not significant to the insurers individually or in the aggregate. Each of our title insurers has complied with the minimum statutory requirements as of December 31, 2022.

Our underwritten title companies, primarily those domiciled in California, are also subject to certain regulation by insurance regulatory or banking authorities relating to their net worth and working capital. Minimum net worth and working capital requirements for each underwritten title company is less than $1 million. These companies were in compliance with their respective minimum net worth and working capital requirements at December 31, 2022.

From time to time we receive inquiries and requests for information from state insurance departments, attorneys general and other regulatory agencies about various matters relating to our business. Sometimes these take the form of civil investigative demands or subpoenas. We cooperate with all such inquiries and we have responded to or are currently responding to inquiries from multiple governmental agencies. Various governmental entities are studying the title insurance product, market, pricing, and business practices, and potential regulatory and legislative changes, which may materially affect our business and operations. From time to time, we are assessed fines for violations of regulations or other matters or enter into settlements with such authorities that may require us to pay fines or claims or take other actions. For further discussion, see Item 3, Legal Proceedings.

Before a person can acquire control of a U.S. insurance company, prior written approval must be obtained from the insurance commissioner of the state in which the insurer is domiciled. Prior to granting approval of an application to acquire control of a domestic insurer, the state insurance commissioner will consider such factors as the financial strength of the applicant; the integrity and management of the applicant's Board of Directors and executive officers; the acquirer's plans for the insurer's Board of Directors and executive officers; the acquirer's plans for the future operations of the domestic insurer; and any anti-competitive results that may arise from the consummation of the acquisition of control. Generally, state statutes provide that control over a domestic insurer is presumed to exist if any person, directly or indirectly, owns, controls, holds with the power to vote, or holds proxies representing 10% or more of the voting securities of the domestic insurer. Because a person acquiring 10% or more of our common shares would indirectly control the same percentage of the stock of our insurers, the insurance change of control laws would likely apply to such a transaction.

The National Association of Insurance Commissioners ("NAIC") has adopted an instruction requiring an annual certification of reserve adequacy by a qualified actuary. Because all of the states in which our title insurers are domiciled require adherence to NAIC filing procedures, each such insurer, unless it qualifies for an exemption, must file an actuarial opinion with respect to the adequacy of its reserves.

Title Insurance Ratings. Our title insurance underwriters are regularly assigned ratings by independent agencies designed to indicate their financial condition and/or claims paying ability. The rating agencies determine ratings by quantitatively and qualitatively analyzing financial data and other information. Our title subsidiaries include Alamo Title, Chicago Title, Commonwealth Land Title, FNTIC and National Title of New York. Standard & Poor's Ratings Group ("S&P") and Moody's Investors Service ("Moody's") provide ratings for the entire FNF family of companies as a whole as follows:

	S&P	Moody's
FNF family of companies	A	A2

The relative position of each of our ratings among the ratings scale assigned by each rating agency is as follows:

- An S&P "A" rating is the third highest rating of eleven ratings for S&P. According to S&P, an insurer rated "A" has strong capacity to meet its financial commitments, but is somewhat more susceptible to adverse effects of changes in circumstances and economic conditions than insurers with "AAA" or "AA" ratings.
- A Moody's "A2" rating is the third highest rating of nine ratings for Moody's. Moody's states that companies rated "A2" are judged to be upper-medium grade and are subject to low credit risk.

Demotech provides financial strength/stability ratings for each of our title insurance underwriters individually, as follows:

Alamo Title Insurance	A'
Chicago Title Insurance Company	A"
Commonwealth Land Title Insurance Company	A'
Fidelity National Title Insurance Company	A'
National Title Insurance of New York	A'

Demotech states that its ratings of "A"(A double prime)" and "A' (A prime)" reflect its opinion that the insurer possesses "Unsurpassed" ability to maintain liquidity of invested assets, quality reinsurance, acceptable financial leverage and realistic pricing while simultaneously establishing loss and loss adjustment expense reserves at reasonable levels. The A" and A' ratings are the two highest ratings of Demotech's six ratings.

The ratings of S&P, Moody's, and Demotech described above are not designed to be, and do not serve as, measures of protection or valuation offered to investors. These financial strength ratings should not be relied on with respect to making an investment in our securities. For further information, refer to Item 1A. *Risk Factors* — "If the rating agencies downgrade our Company, our results of operations and competitive position in the title insurance industry may suffer."

Investment Policies and Investment Portfolio. Within our Title segment, our investment policy is designed to maximize total return through investment income and capital appreciation consistent with moderate risk of principal, while providing adequate liquidity. Our insurance subsidiaries, including title insurers, underwritten title companies and insurance agencies, are subject to extensive regulation under applicable state laws. The various states in which we operate our underwriters regulate the types of assets that qualify for purposes of capital, surplus, and statutory unearned premium reserves. Our investment policy specifically limits duration and non-investment grade allocations in the FNF fixed-income portfolio. Maintaining shorter durations on the investment portfolio allows for the mitigation of interest rate risk. Equity securities and preferred stock are utilized to take advantage of perceived value or for strategic purposes. Due to the magnitude of the investment portfolio in relation to our claims loss reserves, durations of investments are not specifically matched to the cash outflows required to pay claims.

As of December 31, 2022 and 2021, the carrying amount of total investments within our Title segment, which approximates the fair value, excluding investments in unconsolidated affiliates, was approximately $3.2 billion and $3.7 billion, respectively.

We purchase investment grade fixed maturity securities, selected non-investment grade fixed maturity securities, preferred stock and equity securities. The securities in our portfolio are subject to economic conditions and normal market risks and uncertainties.

The following table presents certain information regarding the investment ratings of our fixed maturity securities and preferred stock portfolio at December 31, 2022 and 2021:

	December 31,							
	2022				**2021**			
	Amortized Cost	**% of Total**	**Fair Value**	**% of Total**	**Amortized Cost**	**% of Total**	**Fair Value**	**% of Total**
Rating(1)								
	(Dollars in millions)							
Aaa/AAA	$ 504	23.4 %	$ 475	23.1 %	$ 589	25.0 %	$ 597	24.9 %
Aa/AA	129	6.0	125	6.1	157	6.7	164	6.8
A	574	26.6	546	26.5	532	22.6	548	22.8
Baa/BBB	741	34.4	707	34.4	798	33.9	809	33.7
Lower	154	7.1	142	6.9	205	8.7	206	8.6
Other (2)	55	2.5	62	3.0	72	3.1	77	3.2
	$ 2,157	100.0 %	$ 2,057	100.0 %	$ 2,353	100.0 %	$ 2,401	100.0 %

(1) Ratings as assigned by Moody's or S&P, if a Moody's rating is unavailable.

(2) This category is composed of unrated securities.

The following table presents certain information regarding contractual maturities of our fixed maturity securities at December 31, 2022:

	December 31, 2022			
	Amortized Cost	**% of Total**	**Fair Value**	**% of Total**
Maturity				
	(Dollars in millions)			
One year or less	$ 412	20.8 %	$ 404	21.5 %
After one year through five years	1,095	55.2	1,029	54.9
After five years through ten years	331	16.7	306	16.3
After ten years	86	4.3	78	4.2
Mortgage-backed/asset-backed securities	60	3.0	59	3.1
	$ 1,984	100.0 %	$ 1,876	100.0 %

Expected maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties. Because of the potential for prepayment on mortgage-backed and asset-backed securities, they are not categorized by contractual maturity.

At December 31, 2022 and 2021, we held $187 million and $136 million, respectively, in investments that are accounted for using the equity method of accounting.

As of December 31, 2022 and 2021, other long-term investments were $127 million and $91 million, respectively. Other long-term investments include other investments carried at fair value and company-owned life insurance policies carried at cash surrender value.

Short-term investments, which consist primarily of commercial paper and money market instruments that have an original maturity of one year or less, are carried at amortized cost, which approximates fair value. As of December 31, 2022 and 2021, short-term investments amounted to approximately $1 billion and $118 million, respectively.

Our investment results for the years ended December 31, 2022, 2021 and 2020 were as follows:

	December 31,		
	2022	2021	2020
	(Dollars in millions)		
Net investment income (1)	$ 234	$ 108	$ 152
Average invested assets	$ 4,520	$ 3,759	$ 3,736
Effective return on average invested assets	5.2 %	2.9 %	4.1 %

(1) Net investment income as reported in our Consolidated Statements of Earnings has been adjusted in the presentation above to provide the tax equivalent yield on tax exempt investments and to exclude interest earned on cash and cash equivalents. Net investment income includes fees earned by holding customer funds in escrow (off-balance sheet) during facilitation of tax-deferred property exchanges. See Note E *Investments* to our Consolidated Financial Statements included in Item 8 of Part II of this Annual Report for a detail of our interest income.

F&G

Through F&G, and its wholly-owned insurance subsidiaries, we market a broad portfolio of deferred annuities (fixed indexed and fixed rate annuities), immediate annuities, indexed universal life insurance, funding agreements and pension risk transfer solutions.

For more than 60 years, F&G has helped middle-income Americans prepare for retirement and for their loved ones' financial security. We partner with leading IMOs and their agents to serve the needs of the middle-income market and develop competitive products to align with their evolving needs. During 2020, F&G entered into the bank and broker dealer distribution channels to connect with even more customers. As of December 31, 2022, F&G has approximately 623,000 policyholders who count on the safety and protection features our fixed annuity and life insurance products provide.

Through the efforts of F&G's approximately 872 employees, most of whom are located in Des Moines, Iowa, and through a network of approximately 271 IMOs and 20 leading banks and independent broker dealers, representing approximately 82,000 independent agents and advisers, we offer various types of fixed annuities and life insurance products. Our fixed annuities serve as a retirement and savings tool for which our customers rely on principal protection and predictable income streams. In addition, our IUL insurance products provide our customers with a complementary product that allows them to build on their savings and provide a payment to their designated beneficiaries upon the policyholder's death. Our most popular products are FIAs that tie contractual returns to specific market indices, such as the S&P 500 Index. Our customers value our FIAs, which provide a portion of the gains of an underlying market index, while also providing principal protection. We believe this mix of "some upside but limited downside" fills the need for middle-income Americans who must save for retirement but who want to limit the risk of decline in their savings.

For the year ended December 31, 2022, FIAs generated approximately 40% of our total gross sales. The remaining 60% of sales were primarily generated from funding agreements (13%), fixed rate annuities (33%), PRT sales (13%) and IUL (1%). We invest the proceeds primarily in fixed income securities. We also use options and futures that hedge the index credit of our FIA and IUL liabilities by replicating the market index returns to our policyholders. We invest predominantly in options on the S&P 500 Index. The majority of our products allow for active management to achieve targeted lifetime returns. In addition, our annuity contracts generally either cannot be surrendered or include surrender charges that discourage early redemptions.

Annuities. Through F&G's insurance subsidiaries, we issue a broad portfolio of deferred annuities (FIA and fixed rate annuities), immediate annuities, and PRT solutions. A deferred annuity is a type of contract that accumulates value on a tax deferred basis and typically begins making specified periodic or lump sum payments a certain number of years after the contract has been issued. An immediate annuity is a type of contract that begins making specified payments within one annuity period (e.g., one month or one year) and typically pays principal and earnings in equal payments over some period of time.

Deferred Annuities – FIAs. Our FIAs allow contract owners the possibility of earning returns linked to the performance of a specified market index, predominantly the S&P 500 Index, while providing principal protection. The contract owners typically make a single deposit into our deferred annuities. The contracts include a provision for a minimum guaranteed surrender value calculated in accordance with applicable law. A market index tracks the performance of a specific group of stocks representing a particular segment of the market, or in some cases an entire market. For example, the S&P 500 Composite Stock Price Index is an index of 500 stocks intended to be representative of a broad segment of the market. All FIA products allow policyholders to allocate funds once a year among several different crediting strategies, including one or more index-based strategies and a traditional fixed rate strategy. High surrender charges apply for early withdrawal, typically for seven to fourteen years after purchase.

We purchase derivatives consisting predominantly of over-the-counter options and, to a lesser degree, futures contracts (specifically for FIA contracts) on the equity indices underlying the applicable policy such as the S&P 500. These derivatives are used to fund the index credits due to policyholders under the FIA and IUL contracts based upon policyholders' contract elections. The down-side risk to F&G is limited to the cost of the options because if the value of the options decreases there is no index credit. The cost of the hedge is included in the pricing of the product and can be reset on an annual basis for each policy based on market conditions. The majority of all such call options are one-year options purchased to match the funding requirements underlying the FIA/IUL contracts. On the anniversary dates of the FIA/IUL contracts, the market index used to compute the annual index credit under the contracts is reset. At such time, we purchase new call options to fund the next index credit. We manage the cost of these purchases through the terms of our FIA/IUL contracts, which permit us to change caps or participation rates, subject to certain guaranteed minimums on each contract's anniversary date. The change in the fair value of the options and futures contracts is generally designed to offset the equity market related change in the fair value of the FIA/IUL contract's related reserve liability. The options and futures contracts are marked to fair value with the change in fair value included as a component of "Recognized gains and losses, net" in our Consolidated Statements of Earnings. The change in fair value of the options and futures contracts includes the gains and losses recognized at the expiration of the instrument's term or upon early termination and the changes in fair value of open positions. GAAP accounting of the reserve liability for products with embedded derivatives such as FIA creates additional volatility beyond the accounting for the options and the futures.

The contract holder account value of a FIA contract is equal to the sum of deposits paid, premium bonuses, if any, (described below), and index credits based on the change in the relevant market index (subject to a cap, spread and/or a participation rate) less any fees for riders and any withdrawals taken to-date. Caps (a maximum rate that may be credited) generally range from 1% to 5% when measured annually and 1% to 3% when measured monthly, spreads (a credited rate determined by deducting a specific rate from the index return) generally range from 0% to 3% when measured annually, and participation rates (a credited rate equal to a percentage of index return) generally range from 100% to 180% of the performance of the applicable market index. The cap, spread and participation rate can typically be reset annually and in some instances every two to five years. Certain riders provide a variety of benefits, such as the ability to increase their cap, lifetime income or additional liquidity for a set fee. As this fee is fixed, the contract holder may lose principal if the index credits received do not exceed the amount of such fee.

Approximately 30% of the FIA sales for the year ended December 31, 2022, involved "premium bonuses" or vesting bonuses. Premium bonuses increase the initial annuity deposit by a specified rate of 2%. The vesting bonuses, which range from 1% to 15%, increase the initial annuity deposit liability but are subject to adjustment for unvested amounts in the event of surrender by the policyholder prior to the end of the vesting period. We made compensating adjustments in the commission paid to the agent or the surrender charges on the policy to offset the premium bonus.

Approximately 37% of our FIA contracts were issued with a GMWB rider for the year ended December 31, 2022. With this rider, a contract owner can elect to receive guaranteed payments for life from the FIA contract without requiring the owner to annuitize the FIA contract value. The amount of the income benefit available is determined by the growth in the policy's benefit base value as defined in the FIA contract rider. Typically, this accumulates for 10 years based on a guaranteed rate of 3% to 8%. Guaranteed withdrawal payments may be stopped and restarted at the election of the contract owner. Some of the FIA contract riders that we offer include an additional death benefit or an increase in benefit amounts under chronic health conditions. Rider fees range from 0% to 1%. Unlike a variable annuity, policyholder values do not decline with market movements.

Deferred Annuities – Fixed Rate Annuities. Fixed rate annuities are typically single deposit contracts and include annual reset and multi-year rate guaranteed policies. Fixed rate annual reset annuities issued by us have an annual interest rate (the "crediting rate") that is guaranteed for the first policy year. After the first policy year, we have the discretionary ability to change the crediting rate once annually to any rate at or above a guaranteed minimum rate. MYGAs are similar to fixed rate annual reset annuities except that the initial crediting rate is guaranteed for a specified number of years before it may be changed at our discretion. As of December 31, 2022, crediting rates on outstanding (i) single-year guaranteed annuities generally ranged from 2% to 6% and (ii) MYGA ranged from 1% to 6%. The average crediting rate on all outstanding fixed rate annuities at December 31, 2022 was 3%.

Withdrawal Options for Deferred Annuities. After the first year following the issuance of a deferred annuity policy, holders of deferred annuities are typically permitted penalty-free withdrawals up to a contractually specified amount. The penalty-free withdrawal amount is typically 10% of the prior year account value for FIAs, and is typically up to accumulated interest for fixed rate annuities, subject to certain restrictions. Withdrawals in excess of allowable penalty-free amounts are assessed a surrender charge if such withdrawals are made during the penalty period of the deferred annuity policy. The penalty period typically ranges from seven to fourteen years for FIAs and three to ten years for fixed rate annuities. This surrender charge initially ranges from 8% to 15% of the contract value for FIAs and is 9% of the contract value for fixed rate annuities and generally decreases by approximately one to two percentage points per year during the penalty period. The average surrender charge was 7% for our FIAs and 7% for our fixed rate annuities as of December 31, 2022. A market value adjustment ("MVA") will also apply in most states to any withdrawal that incurs a surrender charge, subject to certain exceptions. The MVA is based on a formula that accounts for changes in interest rates since contract issuance. Generally, if interest rates have risen, the MVA will decrease surrender value, whereas if rates have fallen, it will increase surrender value. At December 31, 2022, approximately 72% of our business included an MVA feature.

The following table summarizes our deferred annuity account values and surrender charge protection as of December 31, 2022:

SURRENDER CHARGE EXPIRATION BY YEAR	Fixed Rate and Fixed Indexed Annuities Account Value	Percent of Total	Weighted Average Surrender Charge
	(Dollars in millions)		
Out of surrender charge	$ 2,626	9 %	— %
2023	1,463	5 %	5 %
2024 - 2026	6,830	22 %	6 %
2027 - 2028	5,017	17 %	7 %
2029 - 2030	5,977	20 %	8 %
Thereafter	8,490	27 %	11 %
Total	$ 30,403	100 %	37 %

Subsequent to the penalty period, the policyholder may elect to take the proceeds of the surrender either in a single payment or in a series of payments over the life of the policyholder or for a fixed number of years (or a combination of these payment options). In addition to the foregoing withdrawal rights, policyholders may also elect to have additional withdrawal benefits by purchasing a GMWB.

Single Premium Immediate Annuities. We have previously sold single premium immediate annuities (or "SPIAs"), which provide a series of periodic payments for a fixed period of time or for the life of the policyholder, according to the policyholder's choice at the time of issue. The amounts, frequency and length of time of the payments are fixed at the outset of the annuity contract. SPIAs are often purchased by persons at or near retirement age who desire a steady stream of payments over a future period of years. Existing policyholders may elect to surrender their contract and use the proceeds to purchase a supplementary contract which functions as a SPIA.

Life Insurance. We currently offer IUL insurance policies and have previously sold universal life, term and whole life insurance products. Holders of universal life insurance policies may make periodic payments over the life of the contract and earn returns on their policies, which are credited to the policyholder's cash value account. The insurer periodically deducts its expenses and the cost of life insurance protection from the cash value account. The balance of the cash value account is credited interest at a fixed rate or returns based on the performance of a market index, or both, at the option of the policyholder, using a method similar to that described above for FIAs.

Almost all of the life insurance policies in force, except for the return of premium benefits on term life insurance products and universal life contracts issued after March 1, 2010, are subject to a reinsurance arrangement with Wilton Reassurance Company ("Wilton Re"). See section titled "Reinsurance-Wilton Re Transaction" in Item 1. Business.

Funding Agreements. As defined by the IID, a funding agreement is an agreement for an insurer to accept and accumulate funds and to make one or more payments at future dates in amounts that are not based on mortality or morbidity contingencies of the person to whom the funding agreement is issued. In essence, funding agreement providers are agreeing to a defined stream of future payments in exchange for a single upfront premium. This type of business is sometimes referred to as spread lending, as funding agreement providers invest upfront premiums with the intent to earn an investment spread on the funds prior to making agreed upon maturity and interest payments. The structure of the payments can take several forms, but are commonly a fixed or variable interest payment with a single maturity principal re-payment.

F&G currently utilizes two forms of funding agreement offerings. The first is through the issuance of collateralized funding agreements with the FHLB. This enables spread-based income without longevity or mortality exposure given the certainty in liability profile. Funding agreements through the FHLB are flexible in their format and the ability to issue during broad windows, as long as sufficient eligible collateral has been deposited with the bank.

In June 2021, we established a funding agreement backed note ("FABN") program, which is a medium term note program under which funding agreements are issued to a special-purpose trust that issues marketable notes. The notes are underwritten and marketed by major investment banks' broker-dealer operations and are sold to institutional investors. These FABN offerings are more limited regarding timing of issuance, but do not require collateralization as with the FHLB. The maximum aggregate principal amount permitted to be outstanding at any one time under the FABN Program is currently $5.0 billion. As of December 31, 2022, we had approximately $2.6 billion outstanding under the FABN Program.

Pension Risk Transfer. In July 2021, we entered the pension risk transfer market. A pension risk transfer occurs when a defined-benefit pension provider seeks to remove some or all of its obligation to pay guaranteed retirement income or post-retirement benefits to plan participants. There are four major types of PRT strategies: longevity reinsurance, buy-in, buy-out, and paying in lump sums. We are currently active in plan buy-outs, where we have a direct, irrevocable commitment to each covered participant to make the specified annuity payments based upon the terms of the pension plan. Plan buy-out transactions fully and permanently transfer all investment, mortality, and administrative risk, associated with covered benefits, from the pension plan sponsor to the insurance provider.

Our PRT products are comparable to income annuities, as we generally receive a single, upfront premium in exchange for paying a guaranteed stream of future income payments which are typically fixed in nature, but may vary in duration based on participant mortality experience. These products primarily create earnings through spread income. In each transaction FGL Insurance and/or FGL NY Insurance issues a group annuity contract to discharge pension plan liabilities from a pension plan sponsor, either through a separate account or through a general account guarantee. Certificate holders covered under a group annuity contract have a guaranteed benefit from the insurance company.

We entered the PRT solutions business by building a team of experienced professionals, then working with brokers and institutional consultants for distribution. As of December 31, 2022, we had completed PRT transactions that represented pension obligations of $2.5 billion.

Distribution. We distribute our annuity and life insurance products through three main channels of distribution: independent agents, banks, and broker dealers.

In our independent agent channel, the sale of our products typically occurs as part of a four-party, three stage sales process between FGL Insurance, an independent marketing organization ("IMO"), the agent and the customer. FGL Insurance designs, manufactures, issues, and services the product. The IMOs will typically sign contracts with multiple insurance carriers to provide their agents with a broad and competitive product portfolio. The IMO provides training and discusses product options with agents in preparation for meetings with clients. The IMO staff also provide assistance to the agent during the selling and application process. The agent may get customer leads from the IMOs. The agent conducts a fact finding and presents suitable product choices to the customers. We monitor the business issued by each distribution partner for pricing metrics, mortality, persistency, as well as market conduct and suitability.

We offer our products through a network of approximately 271 IMOs, representing approximately 73,000 agents. We believe that our relationships with these IMOs are strong. The average tenure of the Power Partners is approximately 19 years. We identify Power Partners as those who have demonstrated the ability to generate significant production for our business. We currently have 41 Power Partners, comprised of 19 annuity IMOs and 22 life insurance IMOs.

We took a similar approach in launching products as a new entrant into the bank and broker dealer channels by partnering with one of the largest broker dealers in the industry. In 2020, F&G launched a set of fixed rate annuity and FIA products to banks and broker dealers, and gained selling agreements with some of the largest banks and broker dealers in the United States. We offer our products through a network of approximately 20 banks and broker dealers, representing approximately 9,000 financial advisers. The financial advisers at our bank and broker dealer partners are able to offer their clients guaranteed rates of return, protected growth, and income for life through our Secure series of annuity products. We employ a hybrid distribution model in this channel, whereby some financial institutions partner directly with F&G and our sales team, and others work with an intermediary. As such, we partner with a select number of financial institution intermediaries who have expertise in the channel and maintain the appropriate field wholesaling forces to be successful in this channel. In 2022, the top 5 firms represented 87% of channel sales. Bank and broker dealers represented 44% of annuity sales for the year ended December 31, 2022.

The top five states for the distribution of FGL Insurance's products in the year ended December 31, 2022 were Florida, California, Texas, Pennsylvania and New Jersey, which together accounted for 37% of FGL Insurance's premiums.

In addition, beginning in 2021, our institutional business offers funding agreement products to institutional clients by means of capital markets transactions through investment banks. Funding agreements are also executed through the FHLB. In 2021, we also entered the PRT solutions business by building an experienced team and then working with brokers and institutional consultants for distribution. These institutional solutions leverage our existing team's spread-based capabilities as well as our strategic partnership with Blackstone.

Investments. Within our F&G segment, we embrace a long-term conservative investment philosophy, investing nearly all the insurance premiums we receive in a wide range of high-quality debt securities. Our investment strategy is designed to (i) preserve capital, (ii) provide consistent yield and investment income, and (iii) achieve attractive absolute returns. We base all of our decisions on fundamental, bottom-up research, coupled with a top-down view that respects the cyclicality of certain asset classes. The types of assets in which we may invest are influenced by various state laws, which prescribe qualified investment assets applicable to insurance companies.

FGL Insurance and certain other subsidiaries of F&G (other than FGL NY Insurance) are party to IMAs with BIS pursuant to which BIS is appointed as investment manager of the F&G Accounts. There are no specified minimum amounts of assets that we have agreed that BIS will manage; however, BIS has the right to manage (and receive fees based on) all assets in the F&G Accounts with limited exceptions. For certain asset classes, we continue to utilize specialized third-party investment managers. As of December 31, 2022, approximately 91% of our $41 billion investment portfolio was managed by BIS, with 8% managed by other third parties, and the remaining 1% internally managed. BIS, in accordance with our IMAs, has delegated certain investment services to its affiliates, including Blackstone's Credit, Real Estate Debt and Asset-Based Finance businesses, in each case, pursuant to separate sub-management agreements executed between BIS and each such affiliate.

Our investment portfolio consists of high quality fixed maturities, including publicly issued and privately issued corporate bonds, municipal and other government bonds, asset-backed securities ("ABS"), residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS"), commercial mortgage loans ("CMLs"), residential mortgage loans ("RMLs"), limited partnership investments, and other investments. We also maintain holdings in floating rate, and less rate-sensitive investments, including senior tranches of collateralized loan obligations ("CLOs"), non-agency RMBS, and various types of ABS. It is our expectation that our investment portfolio will broaden in scope and diversity to include other asset classes held by life and annuity insurance writers. We also have a small amount of equity holdings required as part of our funding arrangements with the FHLB.

The portfolio also has exposure to U.S. dollar denominated emerging market bonds, highly rated preferred stocks and hybrids, and structured securities including ABS. We currently maintain:
- a well-matched asset/liability profile (asset duration, including cash and cash equivalents, of 4.9 years vs. liability duration of 5.1 years); and
- an exposure to less rate-sensitive assets of 30%, of invested assets as of December 31, 2022.

For further discussion of portfolio activity, see Item 7 of Part II of this Annual Report, under Management's Discussion and Analysis of Financial Condition and Results of Operations-Investment Portfolio.

Outsourcing. Our F&G segment outsources the following functions to third-party service providers:
- new business administration (data entry and policy issue only);
- service of existing policies;
- underwriting administration of life insurance applications;
- life reinsurance administration;
- call centers;
- information technology development and maintenance;
- investment accounting and custody; and
- co-located data centers and hosting of financial systems.

We closely manage our outsourcing partners and integrate their services into our operations. We believe that outsourcing such functions allows us to focus capital and our employees on our core business operations and perform differentiating functions, such as investment, actuarial, product development and risk management functions. In addition, we believe an outsourcing model provides predictable pricing, service levels and volume capabilities and allows us to benefit from technological developments that enhance our customer self-service and sales processes. We believe that we have a good relationship with our principal outsource service providers.

Ratings. Within our F&G segment, access to funding and our related cost of borrowing, the attractiveness of certain of our products to customers and requirements for derivatives collateral posting are affected by our credit ratings and insurance financial strength ratings, which are periodically reviewed by the rating agencies. Financial strength ratings and credit ratings are important factors affecting public confidence in an insurer and its competitive position in marketing products.

As of the date of this Annual Report, A.M. Best Company ("A.M. Best"), Fitch Ratings ("Fitch"), Moody's, and S&P had issued credit ratings, financial strength ratings and/or outlook statements regarding us, as listed below. Credit ratings represent the opinions of rating agencies regarding an entity's ability to repay its indebtedness. Financial strength ratings represent the opinions of rating agencies regarding the ability of an insurance company to meet its financial obligations under an insurance policy and generally involve quantitative and qualitative evaluations by rating agencies of a company's financial condition and operating performance. Generally, rating agencies base their financial strength ratings upon information furnished to them by the insurer and upon their own investigations, studies and assumptions. Financial strength ratings are based upon factors of concern to policyholders, agents and intermediaries and are not directed toward the protection of investors. Credit and financial strength ratings are not recommendations to buy, sell or hold securities and they may be revised or revoked at any time at the sole discretion of the rating organization.

In addition to the financial strength ratings, rating agencies use an "outlook statement" to indicate a medium or long term trend that, if continued, may lead to a rating change. A positive outlook indicates a rating may be raised and a negative outlook indicates a rating may be lowered. A stable outlook is assigned when ratings are not likely to be changed. A developing outlook is assigned when a rating may be raised, lowered, or affirmed. Outlooks should not be confused with expected stability of the issuer's financial or economic performance. A rating may have a "stable" outlook to indicate that the rating is not expected to change, but a "stable" outlook does not preclude a rating agency from changing a rating at any time without notice.

The rating organizations may take various actions, positive or negative. Such actions are beyond our control and we cannot predict what these actions may be and the timing thereof.

	A.M. Best	S&P	Fitch	Moody's
Holding Company Ratings				
F&G Annuities & Life, Inc.				
Issuer Credit / Default Rating	Not Rated	BBB-	BBB	Ba2
Outlook		Stable	Stable	Positive
Senior Unsecured Notes (2028 maturity) [a]	Not Rated	BBB-	BBB-	Not Rated
CF Bermuda Holdings Limited				
Issuer Credit / Default Rating	Not Rated	BBB-	BBB	Ba1
Outlook		Stable	Stable	Positive
Fidelity & Guaranty Life Holdings, Inc.				
Issuer Credit / Default Rating	BBB-	BBB-	BBB	Not Rated
Outlook	Positive	Stable	Stable	
Senior Unsecured Notes	BBB-	BBB	BBB	Baa2
Outlook	Positive			Stable
Operating Subsidiary Ratings				
Fidelity & Guaranty Life Insurance Company				
Financial Strength Rating	A-	A-	A-	Baa1
Outlook	Positive	Stable	Stable	Positive
Fidelity & Guaranty Life Insurance Company of New York				
Financial Strength Rating	A-	A-	A-	Not Rated
Outlook	Positive	Stable	Stable	
F&G Life Re Ltd				
Financial Strength Rating	Not Rated	A-	A-	Baa1
Outlook		Stable	Stable	Positive
F&G Cayman Re Ltd				
Financial Strength Rating	Not Rated	Not Rated	A-	Not Rated
Outlook			Stable	

A.M. Best, S&P, Fitch and Moody's review their ratings of insurance companies from time to time. There can be no assurance that any particular rating will continue for any given period of time or that it will not be changed or withdrawn entirely if, in their judgment, circumstances so warrant. While the degree to which ratings adjustments will affect sales and persistency is unknown, we believe if our ratings were to be negatively adjusted for any reason, we could experience a material decline in the sales of our products and the persistency of our existing business. See "Item 1A. Risk Factors".

F&G is required to maintain minimum ratings as a matter of routine practice as part of its over-the-counter derivatives agreements on ISDA forms. Under some ISDA agreements, we have agreed to maintain certain financial strength ratings.

Please refer to Note F *Derivative Financial Instruments* to our audited Consolidated Financial Statements included in Item 8 of Part II of this Annual Report for disclosure around the Company's requirement to maintain minimum ratings.

If the insurance subsidiaries held net short positions against a counterparty, and the subsidiaries' financial strength ratings were below the levels required in the ISDA agreement with the counterparty, the counterparty would demand immediate further collateralization, which could negatively impact overall liquidity. Based on the fair value of our derivatives as of December 31, 2022, we hold no net short positions against a counterparty; therefore, there is currently no potential exposure for us to post collateral.

A downgrade of the financial strength rating of one of our principal insurance subsidiaries could affect our competitive position in the insurance industry and make it more difficult for us to market our products, as potential customers may select companies with higher financial strength ratings. A downgrade of the financial strength rating could also impact our borrowing costs.

Risk Management. Risk management is a critical part of our business. We seek to assess risk to our business through a formalized process involving (i) identifying short-term and long-term strategic and operational objectives, (ii) development of risk appetite statements that establish what the company is willing to accept in terms of risks to achieving its goals and objectives, (iii) identifying the levers that control the risk appetite of the company, (iv) establishing the overall limits of risk acceptable for a given risk driver, (v) establishing operational risk limits that are aligned with the tolerances, (vi) assigning risk limit quantification and mitigation responsibilities to individual team members within functional groups, (vii) analyzing the potential qualitative and quantitative impact of individual risks, including but not limited to stress and scenario testing covering over eight economic and insurance related risks, (viii) mitigating risks by appropriate actions and (ix) identifying, documenting and communicating key business risks in a timely fashion.

The responsibility for monitoring, evaluating and responding to risk is assigned first to our management and employees, second to those occupying specialist functions, such as legal compliance and risk teams, and third to those occupying supervisory functions, such as internal audit and the board of directors.

Reinsurance. Within our F&G segment, we cede insurance to other insurance companies. We use reinsurance to diversify risks and earnings, to manage loss exposures, to enhance our capital position, and to manage new business volume. The effects of certain reinsurance agreements are not accounted for as reinsurance as they do not reinsure insurance contracts or they do not transfer the risks of the reinsured policies.

In instances where we are the ceding company, we pay a premium to a reinsurer in exchange for the reinsurer assuming a portion of our liabilities under the policies we issued and collect expense allowances in return for our administration of the ceded policies. Use of reinsurance does not discharge our liability as the ceding company because we remain directly liable to our policyholders and are required to pay the full amount of our policy obligations in the event that our reinsurers fail to satisfy their obligations. We collect reimbursement from our reinsurers when we pay claims on policies that are reinsured.

We monitor the credit risk related to the ability of our reinsurers to honor their obligations under various agreements. To minimize the risk of credit loss on such contracts, we generally diversify our exposures among many reinsurers and limit the amount of exposure to each based on financial strength ratings, which are reviewed annually. We are able to further manage risk via funds withheld arrangements.

See "Item 7A. Quantitative and Qualitative Disclosures About Market Risk" for further discussion on credit risk and counterparty risk.

See "Item 1A. Risk Factors" for further discussion of credit risk related to reinsurance agreements. A description of significant ceded reinsurance transactions appears below.

Wilton Reinsurance Transaction. Pursuant to the agreed upon terms, Wilton Reassurance Company ("Wilton Re") purchased through a 100% quota share reinsurance agreement certain FGL Insurance life insurance policies that are subject to redundant reserves, reported on a statutory basis, under Regulation XXX and Guideline AXXX, as well as another block of FGL Insurance's in-force traditional, universal life and IUL insurance policies. The effects of this agreement are accounted for as reinsurance as the ceded policies qualify as insurance products and because the agreement satisfies the risk transfer requirements for GAAP.

Hannover Reinsurance Transaction. FGL Insurance has a reinsurance agreement with Hannover Life Reassurance Company of America (Bermuda) Ltd. ("Hannover Re"), an unaffiliated reinsurer, to reinsure an in-force block of its FIA and fixed deferred annuity contracts with GMWB and Guaranteed Minimum Death Benefit ("GMDB") guarantees. In accordance with the terms of this agreement, we cede 70% net retention of secondary guarantee payments in excess of account value for GMWB and GMDB guarantees. The effects of this agreement are not accounted for as reinsurance as it does not satisfy the risk transfer requirements for GAAP; therefore, deposit accounting is applied.

Canada Life Reinsurance Transaction. Effective May 1, 2020, FGL Insurance entered into an indemnity reinsurance agreement with Canada Life Assurance Company United States Branch, a third-party reinsurer, to reinsure FIA policies with GMWB. In accordance with the terms of this agreement, FGL Insurance cedes a quota share percentage of the net retention of guarantee payments in excess of account value for GMWB. The effects of this agreement are not accounted for as reinsurance as it does not satisfy the risk transfer requirements for GAAP; therefore, deposit accounting is applied.

Kubera & Somerset Reinsurance Transactions. FGL Insurance entered into a reinsurance agreement with Kubera Insurance (SAC) Ltd. ("Kubera"), an unaffiliated reinsurer, effective December 31, 2018, to cede certain MYGA and deferred annuity GAAP and statutory reserves on a coinsurance funds withheld basis, net of applicable existing reinsurance. Effective October 31, 2021, this agreement was novated from Kubera to Somerset Reinsurance Ltd. ("Somerset"), a certified third-party reinsurer. As the policies ceded to Somerset are investment contracts, there is no significant insurance risk present and therefore the reinsurance agreement is accounted for as a separate investment contract. The presentation of this agreement is similar to other reinsurance agreements that apply reinsurance accounting as discussed in further detail within Note O *F&G Reinsurance* to our Consolidated Financial Statements included in Item 8 of Part II of this Annual Report.

FGL Insurance has a reinsurance agreement with Kubera to cede certain FIA statutory reserves on a coinsurance funds withheld basis, net of applicable existing reinsurance. In accordance with the terms of this agreement, F&G cedes a quota share percentage of FIA policies for certain issue years to Kubera. Effective October 31, 2021, this agreement was amended to increase the ceded reserves from approximately $4 billion to approximately $10 billion. As the policies ceded to Kubera are investment contracts, there is no significant insurance risk present and therefore the reinsurance agreement is accounted for as a separate investment contract.

Aspida Reinsurance Transaction. FGL Insurance has a reinsurance agreement with ASPIDA Life Re Ltd. ("Aspida Re"), an unaffiliated reinsurer, to cede certain MYGA business, on a funds withheld coinsurance basis, net of applicable existing reinsurance. As the policies ceded to Aspida Re are investment contracts, there is no significant insurance risk present and therefore the reinsurance agreement is accounted for as a separate investment contract. The presentation of this agreement is similar to other reinsurance agreements that apply reinsurance accounting as discussed in further detail within Note O *F&G Reinsurance* to our Consolidated Financial Statements included in Item 8 of Part II of this Annual Report.

New Reinsurance Transaction. Effective December 31, 2022, FGL Insurance entered into an indemnity reinsurance agreement with New Reinsurance Company Ltd. ("New Re"), a third-party reinsurer and wholly owned subsidiary of Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München (d/b/a Munich Re), to cede certain fixed index annuity policies.

The CARVM Facility. Life insurance companies operating in the United States must calculate required reserves for life and annuity policies based on statutory principles. The insurance division has adopted the methodology contained in the NAIC Valuation Manual (VM) as the prescribed methodology for the insurance industry. The industry has reduced or eliminated redundancies thereby increasing capital using a variety of techniques including reserve facilities.

FGL Insurance has a reinsurance treaty with Raven Reinsurance Company ("Raven Re"), its wholly-owned captive reinsurance company, to cede the Commissioners Annuity Reserve Valuation Method (CARVM) liability for annuity benefits where surrender charges are waived. In connection with the CARVM reinsurance agreement, FGL Insurance and Raven Re entered into an agreement with Nomura Bank International plc ("NBI") to establish a reserve financing facility in the form of a letter of credit issued by NBI. The financing facility has $200 million available to draw on as of December 31, 2022. The facility may terminate earlier than the current termination date of October 1, 2027, in accordance with the terms of the Reimbursement Agreement. Under the terms of the reimbursement agreement, in the event the letter of credit is drawn upon, Raven Re is required to repay the amounts utilized, and Fidelity & Guaranty Life Holdings, Inc. ("FGLH") is obligated to repay the amounts utilized if Raven Re fails to make the required reimbursement. FGLH also is required to make capital contributions to Raven Re in the event that Raven Re's statutory capital and surplus falls below certain defined levels. As of December 31, 2022 and December 31, 2021, Raven Re's statutory capital and surplus was $11 million and $62 million, respectively, in excess of the minimum level required under the Reimbursement Agreement. As this letter of credit is provided by an unaffiliated financial institution, Raven Re is permitted to carry the letter of credit as an admitted asset on the Raven Re statutory balance sheet.

Regulation - U.S. FGL Insurance, Fidelity & Guaranty Life Insurance Company of New York ("FGL NY Insurance") and Raven Re are subject to comprehensive regulation and supervision in their domiciles, Iowa, New York and Vermont, respectively, and in each state in which they do business. FGL Insurance does business throughout the United States, except for New York. FGL NY Insurance only does business in New York. Raven Re is a special purpose captive reinsurance company that only provides reinsurance to FGL Insurance under the CARVM Treaty. FGL Insurance's principal insurance regulatory authority is the Iowa Insurance Division ("IID"); however, state insurance departments throughout the United States also monitor FGL Insurance's insurance operations as a licensed insurer. The New York State Department of Financial Services ("NYDFS") regulates the operations of FGL NY Insurance. The purpose of these regulations is primarily to protect policyholders and beneficiaries and not general creditors and shareholders of those insurers. Many of the laws and regulations to which FGL Insurance and FGL NY Insurance are subject are regularly re-examined and existing or future laws and regulations may become more restrictive or otherwise adversely affect their operations.

Generally, insurance products underwritten by and rates used by FGL Insurance and FGL NY Insurance must be approved by the insurance regulators in each state in which they are sold. Those products are also substantially affected by federal and state tax laws. For example, changes in tax law could reduce or eliminate the tax-deferred accumulation of earnings on the deposits paid by the holders of annuities and life insurance products, which could make such products less attractive to potential purchasers. A shift away from life insurance and annuity products could reduce FGL Insurance's and FGL NY Insurance's income from the sale of such products, as well as the assets upon which FGL Insurance and FGL NY Insurance earn investment income. In addition, insurance products may also be subject to the Employee Retirement Income Security Act of 1974 ("ERISA").

State insurance authorities have broad administrative powers over FGL Insurance and FGL NY Insurance with respect to all aspects of the insurance business including:

- licensing to transact business;
- licensing agents;
- prescribing which assets and liabilities are to be considered in determining statutory surplus;
- regulating premium rates for certain insurance products;
- approving policy forms and certain related materials;
- determining whether a reasonable basis exists as to the suitability of the annuity purchase recommendations producers make;
- regulating unfair trade and claims practices;
- establishing reserve requirements and solvency standards;
- regulating the amount of dividends that may be paid in any year;
- regulating the availability of reinsurance or other substitute financing solutions, the terms thereof and the ability of an insurer to take credit on its financial statements for insurance ceded to reinsurers or other substitute financing solutions;
- fixing maximum interest rates on life insurance policy loans and minimum accumulation or surrender values; and
- regulating the type, amounts, and valuations of investments permitted, transactions with affiliates, and other matters.

State insurance laws and regulations require FGL Insurance, FGL NY Insurance and Raven Re to file reports, including financial statements, with state insurance departments in each state in which they do business, and their operations and accounts are subject to examination by those departments at any time. FGL Insurance, FGL NY Insurance and Raven Re prepare statutory financial statements in accordance with accounting practices and procedures prescribed or permitted by these departments.

The NAIC has approved a series of statutory accounting principles and various model regulations that have been adopted, in some cases with certain modifications, by all state insurance departments. These statutory principles are subject to ongoing change and modification. Moreover, compliance with any particular regulator's interpretation of a legal or accounting issue may not result in compliance with another regulator's interpretation of the same issue, particularly when compliance is judged in hindsight. Any particular regulator's interpretation of a legal or accounting issue may change over time to FGL Insurance's or FGL NY Insurance's detriment, or changes to the overall legal or market environment, even absent any change of interpretation by a particular regulator, may cause FGL Insurance and FGL NY Insurance to change their views regarding the actions they need to take from a legal risk management perspective, which could necessitate changes to FGL Insurance's or FGL NY Insurance's practices that may, in some cases, limit their ability to grow and improve profitability.

State insurance departments conduct periodic examinations of the books and records, financial reporting, policy and rate filings, market conduct and business practices of insurance companies domiciled in their states, generally once every three to five years. Examinations are generally carried out in cooperation with the insurance departments of other states under guidelines promulgated by the NAIC. State insurance departments also have the authority to conduct examinations of non-domiciliary insurers that are licensed in their states.

The Iowa insurance law and the New York insurance law regulate the amount of dividends that may be paid in any year by FGL Insurance and FGL NY Insurance, respectively.

Each year, FGL NY Insurance may pay a certain limited amount of ordinary dividends or other distributions without being required to obtain the prior consent of or the NYDFS. However, to pay any dividends or distributions (including the payment of any dividends or distributions for which prior consent is not required), FGL NY Insurance must provide advance written notice to the NYDFS.

Pursuant to Iowa insurance law, ordinary dividends are payments, together with all other such payments within the preceding twelve months, that do not exceed the greater of (i) 10% of FGL Insurance's statutory surplus as regards policyholders as of December 31 of the preceding year; or (ii) the net gain from operations of FGL Insurance (excluding realized capital gains) for the 12-month period ending December 31 of the preceding year.

Dividends in excess of FGL Insurance's ordinary dividend capacity are referred to as extraordinary and require prior approval of the Iowa Commissioner. In deciding whether to approve a request to pay an extraordinary dividend, Iowa insurance law requires the Iowa Commissioner to consider the effect of the dividend payment on FGL Insurance's surplus and financial condition generally and whether the payment of the dividend will cause FGL Insurance to fail to meet its required RBC ratio. Dividends may only be paid out of statutory earned surplus.

Any payment of dividends by FGL Insurance is subject to the regulatory restrictions described above and the approval of such payment by the board of directors of FGL Insurance, which must consider various factors, including general economic and business conditions, tax considerations, FGL Insurance's strategic plans, financial results and condition, FGL Insurance's expansion plans, any contractual, legal or regulatory restrictions on the payment of dividends and its effect on RBC and such other factors the board of directors of FGL Insurance considers relevant. For example, payments of dividends could reduce FGL Insurance's RBC and financial condition and lead to a reduction in FGL Insurance's financial strength rating. See section titled "Risks Relating to Our Business-A financial strength ratings downgrade, potential downgrade, or any other negative action by a rating agency could make our products less attractive and increase our cost of capital, and thereby adversely affect our financial condition and results of operations" in Item 1A. Risk Factors.

FGL NY Insurance has historically not paid dividends.

FGL Insurance and FGL NY Insurance are subject to the supervision of the regulators in states where they are licensed to transact business. Regulators have discretionary authority in connection with the continuing licensing of these entities to limit or prohibit sales to policyholders if, in their judgment, the regulators determine that such entities have not maintained the minimum surplus or capital or that the further transaction of business will be hazardous to policyholders.

In order to enhance the regulation of insurers' solvency, the NAIC adopted a model law to implement RBC requirements for life, health and property and casualty insurance companies. All states have adopted the NAIC's model law or a substantially similar law. RBC is used to evaluate the adequacy of capital and surplus maintained by an insurance company in relation to risks associated with: (i) asset risk, (ii) insurance risk, (iii) interest rate risk, and (iv) business risk. In general, RBC is calculated by applying factors to various asset, premium and reserve items, taking into account the risk characteristics of the insurer. Within a given risk category, these factors are higher for those items with greater underlying risk and lower for items with lower underlying risk. The RBC formula is used as an early warning regulatory tool to identify possible inadequately capitalized insurers for purposes of initiating regulatory action, and not as a means to rank insurers generally. Insurers that have less statutory capital than the RBC calculation requires are considered to have inadequate capital and are subject to varying degrees of regulatory action depending upon the level of capital inadequacy. As of the most recent annual statutory financial statements filed with insurance regulators, the RBC ratios for FGL Insurance and FGL NY Insurance each exceeded the minimum RBC requirements.

It is desirable to maintain an RBC ratio in excess of the minimum requirements in order to maintain or improve financial strength ratings. FGL Insurance's estimated U.S. RBC ratio was approximately 440% target for the year ended December 31, 2022. See section titled "Risks Relating to Our Business-A financial strength ratings downgrade, potential downgrade, or any other negative action by a rating agency, could make our product offerings less attractive and increase our cost of capital, and thereby adversely affect our financial condition and results of operations" in Item 1A. Risk Factors.

The NAIC has developed a set of financial relationships or tests known as the Insurance Regulatory Information System ("IRIS") to assist state regulators in monitoring the financial condition of U.S. insurance companies and identifying companies that require special attention or action by insurance regulatory authorities. A ratio falling outside the prescribed "usual range" is not considered a failing result. Rather, unusual values are viewed as part of the regulatory early monitoring system. In many cases, it is not unusual for financially sound companies to have one or more ratios that fall outside the usual range. Insurance companies generally submit data annually to the NAIC, which in turn analyzes the data using prescribed financial data ratios, each with defined "usual ranges". Generally, regulators will begin to investigate or monitor an insurance company if its ratios fall outside the usual ranges for four or more of the ratios. IRIS consists of a statistical phase and an analytical phase whereby financial examiners review insurers' annual statements and financial ratios. The statistical phase consists of 12 key financial ratios based on year-end data that are generated from the NAIC database annually; each ratio has a "usual range" of results. As of December 31, 2022, FGL Insurance, FGL NY Insurance and Raven Re had three, four and three ratios outside the usual range, respectively. The IRIS ratios for net income to total income (including realized capital gains and losses), change in premium and change in product mix for FGL Insurance were outside the usual range. The IRIS ratios for net change in capital and surplus, gross change in capital and surplus, net income to total income (including realized capital gains and losses) and change in reserving ratio for FGL NY Insurance were outside the usual range. The IRIS ratios for net income to total income (including realized capital gains and losses), adequacy of investment income and change in premium for Raven Re were outside the usual range.

In all instances in prior years, regulators have been satisfied upon follow-up that no regulatory action was required. FGL Insurance, FGL NY Insurance and Raven Re are not currently subject to regulatory restrictions based on these ratios.

State insurance laws require insurers to analyze the adequacy of reserves. The respective appointed actuaries for FGL Insurance, FGL NY Insurance and Raven Re must each submit an opinion on an annual basis that their respective reserves, when considered in light of the respective assets FGL Insurance, FGL NY Insurance and Raven Re hold with respect to those reserves, make adequate provision for the contractual obligations and related expenses of FGL Insurance, FGL NY Insurance and Raven Re. FGL Insurance, FGL NY Insurance and Raven Re have filed all of the required opinions with the insurance departments in the states in which they do business.

States regulate the extent to which insurers are permitted to take credit on their financial statements for the financial obligations that the insurers cede to reinsurers. Where an insurer cedes obligations to a reinsurer that is neither licensed nor accredited by the state insurance department, the ceding insurer is not permitted to take such financial statement credit unless the unlicensed or unaccredited reinsurer secures the liabilities it will owe under the reinsurance contract. Under the laws regulating credit for reinsurance issued by such unlicensed or unaccredited reinsurers, the permissible means of securing such liabilities are (i) the establishment of a trust account by the reinsurer to hold certain qualifying assets in a qualified U.S. financial institution, such as a member of the Federal Reserve, with the ceding insurer as the exclusive beneficiary of such trust account with the unconditional right to demand, without notice to the reinsurer, that the trustee pay over to it the assets in the trust account equal to the liabilities owed by the reinsurer; (ii) the posting of an unconditional and irrevocable letter of credit by a qualified U.S. financial institution in favor of the ceding company allowing the ceding company to draw upon the letter of credit up to the amount of the unpaid liabilities of the reinsurer and (iii) a "funds withheld" arrangement by which the ceding company withholds transfer to the reinsurer of the assets, which support the liabilities to be owed by the reinsurer, with the ceding insurer retaining title to and exclusive control over such assets. In addition, on January 1, 2014, the NAIC Model Credit for Reinsurance Act became effective in Iowa, which adds the concept of "certified reinsurer", whereby a ceding insurer may take financial statement credit for reinsurance provided by an unaccredited and unlicensed reinsurer, which has been certified by the Iowa Commissioner. The Iowa Commissioner certifies reinsurers based on several factors, including their financial strength ratings, and imposes collateral requirements based on such factors. Effective January 1, 2020 reciprocal jurisdiction was added and adopted in Iowa. FGL Insurance and FGL NY Insurance are subject to such credit for reinsurance rules in Iowa and New York, respectively, insofar as they enter into any reinsurance contracts with reinsurers that are neither licensed nor accredited in Iowa and New York, respectively.

F&G, as the parent company of FGL Insurance and the indirect parent company of FGL NY Insurance, is subject to the insurance holding company laws in Iowa and New York. These laws generally require each insurance company directly or indirectly owned by the holding company to register with the insurance department in the insurance company's state of domicile and to furnish annually financial and other information about the operations of companies within the holding company system. Generally, all transactions between insurers and affiliates within the holding company system are subject to regulation and must be fair and reasonable, and may require prior notice and approval or non-disapproval by its domiciliary insurance regulator.

Most states, including Iowa and New York, have insurance laws that require regulatory approval of a direct or indirect change of control of an insurer or an insurer's holding company. Such laws prevent any person from acquiring control, directly or indirectly, of F&G Annuities & Life, FGL US Holdings, CF Bermuda, FGLH, FGL Insurance or FGL NY Insurance unless that person has filed a statement with specified information with the insurance regulators and has obtained their prior approval. In addition, investors deemed to have a direct or indirect controlling interest are required to make regulatory filings and respond to regulatory inquiries. Under most states' statutes, including those of Iowa and New York, acquiring 10% or more of the voting stock of an insurance company or its parent company is presumptively considered a change of control, although such presumption may be rebutted. Accordingly, any person who acquires 10% or more of our voting securities or that of F&G Annuities & Life, FGL US Holdings, CF Bermuda, FGLH, FGL Insurance or FGL NY Insurance without the prior approval of the insurance regulators of Iowa and New York will be in violation of those states' laws and may be subject to injunctive action requiring the disposition or seizure of those securities by the relevant insurance regulator or prohibiting the voting of those securities and to other actions determined by the relevant insurance regulator.

Each state has insurance guaranty association laws under which insurers doing business in the state may be assessed by state insurance guaranty associations for certain obligations of insolvent insurance companies to policyholders and claimants. Typically, states assess each member insurer in an amount related to the member insurer's proportionate share of the business written by all member insurers in the state. Although no prediction can be made as to the amount and timing of any future assessments under these laws, FGL Insurance and FGL NY Insurance have established reserves that they believe are adequate for assessments relating to insurance companies that are currently subject to insolvency proceedings.

State insurance laws and regulations include numerous provisions governing the marketplace activities of insurers, including provisions governing the form and content of disclosure to consumers, illustrations, advertising, sales and complaint process practices. State regulatory authorities generally enforce these provisions through periodic market conduct examinations. In addition, FGL Insurance and FGL NY Insurance must file, and in many jurisdictions and for some lines of business obtain regulatory approval for, rates and forms relating to the insurance written in the jurisdictions in which they operate. FGL Insurance is currently the subject of four ongoing market conduct examinations in various states. Market conduct examinations can result in monetary fines or remediation and generally require FGL Insurance to devote significant resources to the management of such examinations. FGL Insurance does not believe that any of the current market conduct examinations it is subject to will result in any fines or remediation orders that will be material to its business.

FGL Insurance, FGL NY Insurance, and Raven Re are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain asset categories, such as below investment grade fixed income securities, equity, real estate, other equity investments and derivatives. Failure to comply with these laws and regulations would cause investments exceeding regulatory limitations to be treated as either non-admitted assets for purposes of measuring surplus or as not qualified as an asset held for reserve purposes and, in some instances, would require divestiture or replacement of such non-qualifying investments. We believe that the investment portfolios of FGL Insurance, FGL NY Insurance, and Raven Re as of December 31, 2022 complied in all material respects with such regulations.

Our operations are subject to certain federal and state laws and regulations that require financial institutions and other businesses to protect the security and confidentiality of personal information, including health-related and customer information, and to notify customers and other individuals about their policies and practices relating to their collection and disclosure of health-related and customer information and their practices relating to protecting the security and confidentiality of such information. These laws and regulations require notice to affected individuals, law enforcement agencies, regulators and others if there is a breach of the security of certain personal information, including social security numbers, and require holders of certain personal information to protect the security of the data. Our operations are also subject to certain federal regulations that require financial institutions and creditors to implement effective programs to detect, prevent, and mitigate identity theft. In addition, our ability to make telemarketing calls and to send unsolicited e-mail or fax messages to consumers and customers and our uses of certain personal information, including consumer report information, are regulated. Federal and state governments and regulatory bodies may be expected to consider additional or more detailed regulation regarding these subjects and the privacy and security of personal information.

In recent years, the U.S. Securities and Exchange Commission ("SEC") and state securities regulators have questioned whether FIAs, such as those sold by us, should be treated as securities under the federal and state securities laws rather than as insurance products exempted from such laws. Treatment of these products as securities would require additional registration and licensing of these products and the agents selling them, as well as cause us to seek additional marketing relationships for these products, any of which may impose significant restrictions on our ability to conduct operations as currently operated. Under the Dodd-Frank Act, annuities that meet specific requirements, including requirements relating to certain state suitability rules, are specifically exempted from being treated as securities by the SEC. We expect the types of FIAs that FGL Insurance and FGL NY Insurance sell will meet these requirements and; therefore, are exempt from being treated as securities by the SEC and state securities regulators. However, there can be no assurance that federal or state securities laws or state insurance laws and regulations will not be amended or interpreted to impose further requirements on FIAs.

The Dodd-Frank Act made sweeping changes to the regulation of financial services entities, products and markets. Certain provisions of the Dodd-Frank Act are applicable to us, our competitors or those entities with which we do business. These provisions may impact us in many ways, including, but not limited to, having an effect on the overall business climate, requiring the allocation of certain resources to government affairs, and increasing our legal and compliance related activities and the costs associated therewith.

We may offer certain insurance and annuity products to employee benefit plans governed by ERISA and/or the Internal Revenue Code (the "Code"), including group annuity contracts designated to fund tax-qualified retirement plans. ERISA and the Code provide (among other requirements) standards of conduct for employee benefit plan fiduciaries, including investment managers and investment advisers with respect to the assets of such plans, and holds fiduciaries liable if they fail to satisfy fiduciary standards of conduct.

State and federal regulators have been adopting stronger consumer protection regulations that may materially impact our company, business, distribution, and products. The NAIC adopted an amended Suitability in Annuity Transactions Model Regulation in February 2020 incorporating a requirement that agents act in the best interest of consumers without putting their own financial interests or insurer's interests ahead of consumer interests. The best interest requirement is satisfied by complying with four regulatory obligations relating to care, disclosure, conflict of interest, and documentation. The amended model regulation also requires agents to provide certain disclosures to consumers, obligates insurers to supervise agent compliance with the new requirements, and prohibits sales contests or other incentives based on sales of specific annuities within a limited period of time.

Several states have adopted the revised NAIC model regulation, including FGL Insurance's domiciliary state of Iowa. Management has instituted business procedures to comply with these revised requirements where required. FGL NY Insurance separately instituted new business procedures in response to the NYDFS best interest rule adopted in August 2019, which survived a legal challenge and deviates from the NAIC model regulation and is considered more onerous in certain respects including its broader application to life insurance sales.

In December 2020 the U. S. Department of Labor (DOL) issued its final version of an investment advice rule replacing the previous "Fiduciary Rule" that had been challenged by industry participants and vacated in March 2018 by the United States Fifth Circuit Court of Appeals. The new investment advice rule reinstates the five-part test for determining whether a person is considered a fiduciary for purposes of ERISA and the Code and sets forth a new prohibited transaction class exemption (PTE) referred to as PTE 2020-02. The rule's preamble also contains the DOL's reinterpretation of elements of the five-part test that appears to encompass more insurance agents selling individual retirement account ("IRA") products and withdraws the agency's longstanding position that rollover recommendations out of employer plans are not subject to ERISA. The new rule took effect on February 16, 2021.

The DOL investment advice rule leaves in place PTE 84-24, which is a longstanding class exemption providing prohibited transaction relief for insurance agents selling annuity products provided certain disclosures are made to the plan fiduciary, which is the policyholder in the case of an individual retirement account ("IRA"), and certain other conditions are met. Among other things, these disclosures include the agent's relationship to the insurer and commissions received in connection with the annuity sale. FGL Insurance, along with FGL NY Insurance, designed and launched a compliance program in January 2022 requiring all agents selling IRA products to submit an acknowledgment with each IRA application indicating the agent has satisfied PTE 84-24 requirements on a precautionary basis in case the agent acted or is found to have acted as a fiduciary. Meanwhile the DOL has publicly announced its intention to consider future rulemaking that would revoke or modify PTE 84-24.

Management believes these current and emerging developments relating to market conduct standards for the financial services industry may over time materially affect the way in which our agents do business, the role of IMOs, sale of IRA products including IRA-to-IRA and employer plan rollovers, how the company supervises its distribution force, compensation practices, and liability exposure and costs. In addition to implementing the compliance procedures described above, management is monitoring further developments closely and will be working with IMOs and distributors to adapt to evolving regulatory requirements and risks.

Regulation - Bermuda. F&G Life Re is a Bermuda exempted company incorporated under the Companies Act 1981, as amended (the "Companies Act") and registered as a Class C insurer under the Insurance Act 1978, as amended, and its related regulations (the "Insurance Act"). F&G Life Re is regulated by the Bermuda Monetary Authority ("BMA").

Bermuda has been awarded full equivalence for commercial insurers under Europe's Solvency II regime applicable to insurance companies, which regime came into effect on January 1, 2016. In addition, the Insurance Act required BMA approval of increases in control or dispositions of control of an insurance company.

The BMA utilizes a risk-based approach when it comes to licensing and supervising insurance and reinsurance companies. As part of the BMA's risk-based system, an assessment of the inherent risks within each particular class of insurer or reinsurer is used to determine the limitations and specific requirements that may be imposed. Thereafter the BMA keeps its analysis of relative risk within individual institutions under review on an ongoing basis, including through the scrutiny of audited financial statements, and, as appropriate, meeting with senior management during onsite visits.

The Insurance Act imposes on Bermuda insurance companies solvency and liquidity standards, as well as auditing and reporting requirements. Certain significant aspects of the Bermuda insurance regulatory framework are set forth below.

Minimum Solvency Margin. The Insurance Act provides that the value of the assets of an insurer must exceed the value of its liabilities by an amount greater than its prescribed minimum solvency margin.

The minimum solvency margin that must be maintained by a Class E insurer is the greater of: (i) $8,000,000; (ii) 2% of first $500,000,000 of assets plus 1.5% of assets above $500,000,000; and (iii) 25% of that insurer's enhanced capital requirement ("ECR"). An insurer may file an application under the Insurance Act to waive the aforementioned requirements.

ECR and Bermuda Solvency Capital Requirements ("BSCR"). Class C insurers are required to maintain available capital and surplus at a level equal to or in excess of the applicable ECR, which is established by reference to either the applicable BSCR model or an approved internal capital model. Furthermore, to enable the BMA to better assess the quality of the insurer's capital resources, a Class C insurer is required to disclose the makeup of its capital in accordance with its 3-tiered capital system. An insurer may file an application under the Insurance Act to have the aforementioned ECR requirements waived.

Restrictions on Dividends and Distributions. In addition to the requirements under the Companies Act (as discussed below), the Insurance Act limits the maximum amount of annual dividends and distributions that may be paid or distributed by F&G Life Re without prior regulatory approval.

F&G Life Re is prohibited from declaring or paying a dividend if it fails to meet its minimum solvency margin, or ECR, or if the declaration or payment of such dividend would cause such breach. If F&G Life Re were to fail to meet its minimum solvency margin on the last day of any financial year, it would be prohibited from declaring or paying any dividends during the next financial year without the approval of the BMA.

In addition, as a Class C insurer, F&G Life Re must: (i) not make any payment from its long-term business fund for any purpose other than a purpose of the insurer's long-term business, except in so far as such payment can be made out of any surplus certified by the insurer's approved actuary to be available for distribution otherwise than to policyholders; and (ii) not declare or pay a dividend to any person other than a policyholder unless the value of the assets of its long-term business fund, as certified by the insurer's approved actuary, exceeds the extent (as to certified) of the liabilities of the insurer's long-term business. In the event a dividend complies with the above, F&G Life Re must ensure the amount of any such dividend does not exceed the aggregate of (i) that excess and (ii) any other funds properly available for the payment of dividend, being funds arising out of business of the insurer other than long-term business.

Furthermore, as a Class C insurer, F&G Life Re must not declare or pay a dividend to any person other than a policyholder unless the value of the assets of the insurer, as certified by its approved actuary, exceeds its liabilities (as so certified) by the greater of its margin of solvency or its ECR and the amount of any such dividend shall not exceed that excess.

The Companies Act also limits F&G Life Re's ability to pay dividends and make distributions to its shareholders. F&G Life Re is not permitted to declare or pay a dividend, or make a distribution out of its contributed surplus, if it is, or would after the payment be, unable to pay its liabilities as they become due or if the realizable value of its assets would be less than its liabilities.

Reduction of Capital. F&G Life Re may not reduce its total statutory capital by 15% or more, as set out in its previous year's financial statements, unless it has received the prior approval of the BMA. Total statutory capital consists of the insurer's paid in share capital, its contributed surplus (sometimes called additional paid in capital) and any other fixed capital designated by the BMA as statutory capital.

Regulation - Cayman. F&G Cayman Re Ltd. ("F&G Cayman Re") is licensed as a class D insurer in the Cayman Islands by the Cayman Islands Monetary Authority ("CIMA"). As a regulated insurance company, F&G Cayman Re is subject to the supervision of CIMA and CIMA may at any time direct F&G Cayman Re, in relation to a policy, a line of business or the entire business, to cease or refrain from committing an act or pursing a course of conduct and to perform such acts as in the opinion of CIMA are necessary to remedy or ameliorate the situation.

The laws and regulations of the Cayman Islands require that, among other things, F&G Cayman Re maintain minimum levels of statutory capital, surplus and liquidity, meet solvency standards, submit to periodic examinations of its financial condition and restrict payments of dividends and reductions of capital. Statutes, regulations and policies that F&G Cayman Re is subject to may also restrict the ability of F&G Cayman Re to write insurance and reinsurance policies, make certain investments and distribute funds. Any failure to meet the applicable requirements or minimum statutory capital requirements could subject it to further examination or corrective action by CIMA, including restrictions on dividend payments, limitations on our writing of additional business or engaging in finance activities, supervision or liquidation.

Sustainability

FNF's work to address Environmental, Social and Governance ("ESG") issues is important to who we are as a company. Our Company and our Board of Directors are committed to addressing ESG issues to better serve our employees, business partners, and the communities impacted by our business. To honor that commitment, our management team leads our ESG efforts with oversight from the Audit Committee, who reports our ESG progress and efforts to the Board of Directors.

While our title insurance products and services are not materially impacted by climate change, we believe that building a sustainable business starts with being transparent about our business practices, corporate governance, environmental impact, and our commitments to our stakeholders. In 2019, we shared our inaugural Sustainability report. Since then, we have continued to enhance our ESG efforts and publish updates on our progress annually. Additional information regarding our ESG efforts and commitment to sustainable business practices can be found on our sustainability page at www.fnf.com.

FNF's core ESG commitments include:

Protecting Property Owners: Our policyholders depend on the strength and security of a reputable title insurance company to protect their home for years to come. As a provider of title insurance, we protect the rights of the insured – both residential and commercial property owners – against unexpected legal and financial claims that may arise after closing.

Data Privacy and Fraud Protection: The safety and security of our policyholders, customers, vendors and employees is one of our top priorities. This means ensuring rigorous information security and internal auditing protocols, and monitoring to help ensure the safety of funds and private information when it is in our custody. We are also always working hard to educate and protect our stakeholders from fraud, through enhancing our fraud prevention programs.

Preserving the Environment: FNF works to integrate environmental management practices into our operations, including our facilities. As part of our commitment to preserve the environment, we understand that we not only have a duty to protect the local environments where we operate, but that environmental change also poses risks and opportunities to our business. In 2021, we conducted our first climate risk assessment to understand climate-related risks that may impact our business and to manage these risks through our enterprise risk management systems.

We have a number of efforts underway to reduce our environmental footprint across our locations. Our efforts include: monitoring and mitigating our carbon footprint, eliminating the use of plastic water bottles, and participating in recycling programs. As part of a traditionally paper-intensive industry, we have implemented customer-focused technology to significantly reduce paper consumption in real estate transactions, and we are committed to moving the title insurance industry in a more sustainable direction.

Supporting Our Employees and Communities: As one of our greatest assets, we are committed to providing our employees with opportunities to expand their knowledge base and develop skills for career advancement. Additionally, we are committed to building a diverse and inclusive workplace, and we strongly believe that the diversity of our clients should be reflected among our employees. With over 1,400 locations throughout the United States and Canada and over 21,000 employees, we are positioned to make a difference within the communities in which we operate. Through local community involvement, corporate initiatives, and philanthropic giving – as well as an active community volunteer ethos – we work hard each day to support the communities in which we live. This community outreach and support has become even more pertinent in the ongoing battle against COVID-19, and we continue to provide resources to ensure the health and safety of our employees, their families, our customers, and our community.

Operating Ethically: Our reputation for integrity is one of our most important assets, and each of our employees and directors is expected to contribute to the care and preservation of that asset. We operate in ways that we believe are fair, transparent, and compliant with applicable regulations. We implement strong governance practices, policies, training, and reporting avenues designed to encourage and promote that all employees adhere to the highest standards for business integrity.

Human Capital Resources

Employees

As of January 31, 2023, we had 21,759 full-time equivalent employees, which includes 20,195 in our Title segment, 889 in our F&G segment and 675 in our Corporate and other segment. In our Title segment, we monitor our staffing levels based on current economic activity. In our F&G segment, our employee base increased approximately 40% during 2021 as our F&G business continues to grow. None of our employees are subject to collective bargaining agreements. We believe that our relations with employees are generally good.

Diversity

Diversity is a key component of FNF's success. We believe that the diversity of our employees allows us to offer our clientele meaningful customized products and services. FNF aims to have diverse and inclusive practices in all aspects of our business operations; particularly for hiring, compensation, and opportunity. We are committed to being an equal opportunity employer and enhancing diversity and inclusion efforts across our business. Our goal is to foster an inclusive workplace where each employee, regardless of race, ethnicity, sexual orientation, or gender identification, receives equal access to opportunities throughout the organization.

FNF's Code of Business Conduct & Ethics prohibits discrimination and harassment. We have a written nondiscrimination policy that is distributed to all employees as part of our employee handbook, which employees must acknowledge annually. Our employees participate in annual trainings including Code of Business Conduct and Ethics Training and Reporting Harassment: Everyone's Responsibility Training.

We have many women in leadership roles throughout our organization. As of January 31, 2022, out of the 19,332 U.S. based employees under FNF, 70% of the total workforce are women and 30% are men. Two out of eleven board members are women; 42% percent of the members of FNF's Executive Team are women; and 68% of FNF's Non-Executive Managers are women. Our annual Women in Leadership Program for female executives, managers, and future managers is designed to encourage and promote women into more active leadership roles within FNF.

Our Board of Directors leads by example in its commitment to diversity. In 2018, our board codified its commitment to diversity when selecting new director nominees, including candidates with a diversity of age, gender, nationality, race, ethnicity, and sexual orientation by integrating it into the director selection criteria in our Corporate Governance Guidelines.

Training and Personal Development

We believe that our employees are one of our greatest assets, and we are committed to providing opportunities for them to expand their knowledge base and develop opportunities for advancement, which in turn results in improved employee performance and morale.

FNF offers a variety of training and educational opportunities for employees including, but not limited to, training on escrow policies and procedures, advanced escrow processing and practices, title loss reduction, title underwriting, advanced title practices and procedures, fraud prevention, as well as software, soft skills, sales, and time management trainings. Our Commercial Sales University is a course for new commercial sales reps and our Leadership Development Program provides employees mentorship from senior executives.

Leadership Development Program: Our Leadership Development Program helps employees advance their careers through professional development. Candidates are nominated once a year by their manager to participate in an intensive program, where they are asked to prepare and present a managers' report and to participate in the process of preparing an annual budget. In addition, the program includes thought-provoking discussions between candidates and our management team about leadership, business, the economy, and other industry-related topics. This process enables candidates to gain a better understanding of our Company culture and management   expectations. Candidates also gain access to mentorship and engagement with senior executives.

Many departments provide Continuing Education (CE) and Continuing Legal Education (CLE) opportunities for state land title and legal associations. Some offices provide financial assistance to join professional organizations and offer education reimbursement.

Financial Information by Operating Segment

For financial information by operating segment, see Note J *Segment Information* to our Consolidated Financial Statements included in Item 8 of Part II of this Annual Report.

Statement Regarding Forward-Looking Information

The statements contained in this Annual Report or in our other documents or in oral presentations or other statements made by our management that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including statements regarding our expectations, hopes, intentions, or strategies regarding the future. These statements relate to, among other things, future financial and operating results of the Company. In many cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," or "continue," or the negative of these terms and other comparable terminology. Actual results could differ materially from those anticipated in these statements as a result of a number of factors, including, but not limited to the following:

- adverse changes in the level of real estate activity, which may be caused by, among other things, high or increasing interest rates, a limited supply of mortgage funding, increased mortgage defaults, or a weak U.S. economy;
- the severity of our title insurance claims;
- downgrade of our credit rating by rating agencies;
- compliance with extensive government regulation of our operating subsidiaries and adverse changes in applicable laws or regulations or in their application by regulators;
- potential impact of the F&G Distribution on relationships, including employees, suppliers, customers and competitors;
- regulatory investigations of the title insurance industry;
- loss of key personnel that could negatively affect our financial results and impair our operating abilities;
- our business concentration in the States of California and Texas are the source of approximately 12.0% and 15.0%, respectively, of our title insurance premiums;
- our potential inability to find suitable acquisition candidates, as well as the risks associated with acquisitions in lines of business that will not necessarily be limited to our traditional areas of focus, or difficulties integrating acquisitions;
- our dependence on distributions from our title insurance underwriters as our main source of cash flow;
- competition from other title insurance companies;

- changes in general economic, business, and political conditions, including changes in the financial markets related to COVID-19 conditions;
- impacts to our business operations caused by the occurrence of a catastrophe or global crisis, including the spread of COVID-19 variants; and
- other risks detailed in "Risk Factors" below and elsewhere in this document and in our other filings with the SEC.

We are not under any obligation (and expressly disclaim any such obligation) to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise. You should carefully consider the possibility that actual results may differ materially from our forward-looking statements.

Additional Information

Our website address is www.fnf.com. We make available free of charge on or through our website our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC. However, the information found on our website is not part of this or any other report.

Item 1A.   *Risk Factors*

In addition to the normal risks of business, we are subject to significant risks and uncertainties, including those listed below and others described elsewhere in this Annual Report. Any of the risks described herein could result in a significant or material adverse effect on our results of operations or financial condition.

Risk Factors Relating to Market Conditions

If economic and credit market conditions continue to deteriorate, it could have a material adverse impact on our investment portfolio and could also cause our stock price to fluctuate significantly.

Our investment portfolio is exposed to economic and financial market risks, including changes in interest rates, credit markets and prices of marketable equity and fixed-income securities. Our investment policy in our title business is designed to maximize total return through investment income and capital appreciation consistent with moderate risk of principal, while providing adequate liquidity and complying with internal and regulatory guidelines. To achieve this objective, our marketable debt investments are primarily investment grade, liquid, fixed-income securities and money market instruments denominated in U.S. dollars. We make investments in certain equity securities and preferred stock in order to take advantage of perceived value and for strategic purposes. Economic and credit market conditions may adversely affect the ability of some issuers of investment securities to repay their obligations and affect the values of investment securities. If the carrying value of our investments exceeds the fair value, and the decline in fair value is deemed to be other-than-temporary, we will be required to write down the value of our investments, which could have a material negative impact on our results of operations and financial condition.

Fixed maturities, equity securities and derivatives represent the majority of total cash and invested assets reported at fair value on our balance sheets. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Fair value estimates are made based on available market information and judgments about the financial instrument at a specific point in time. Expectations that our investments will continue to perform in accordance with their contractual terms are based on evidence gathered through our normal credit surveillance process and on assumptions a market participant would use in determining the current fair value.

The value and performance of certain of our assets are dependent upon the performance of collateral underlying these investments. It is possible the collateral will not meet performance expectations leading to adverse changes in the cash flows on our holdings of these types of securities.

In addition, many factors unrelated to our business could cause the market price of our common stock to rise and fall, including the operating and stock price performance of other comparable companies, investors' general perception of our industry, and changes in general economic and market conditions. If the market for stocks in our industry, or the stock market in general, experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to lawsuits that, even if successfully defended, could be costly to defend and a distraction to management.

Equity market volatility could negatively impact our business.

The estimated cost of providing GMWB associated with our annuity products incorporates various assumptions about the overall performance of equity markets over certain time periods. Periods of significant and sustained downturns in equity markets or increased equity volatility could result in an increase in the valuation of the future policy benefit or policyholder account balance liabilities associated with such products, resulting in a reduction in our revenues and net earnings (loss). The rate of amortization of our deferred acquisition costs ("DAC"), deferred sales inducements ("DSI") and value of business acquired ("VOBA") relating to FIA products could also increase if equity market performance is worse than assumed and have a materially adverse impact on our results of operations and financial condition.

Conditions in the economy generally could adversely affect our business, results of operations and financial condition.

Our results of operations are materially affected by conditions in the U.S. economy. Adverse economic conditions may result in a decline in revenues and/or erosion of our profit margins. In addition, in the event of extreme prolonged market events and economic downturns, we could incur significant losses. Even in the absence of a market downturn we are exposed to substantial risk of loss due to market volatility.

Factors such as consumer spending, business investment, government spending, the volatility and strength of the capital markets, investor and consumer confidence, foreign currency exchange rates and inflation levels all affect the business and economic environment and, ultimately, the amount and profitability of our business. In an economic downturn characterized by higher unemployment, lower family income, negative investor sentiment and lower consumer spending, the demand for our insurance products could be adversely affected. Under such conditions, our F&G segment may also experience an elevated incidence of policy lapses, policy loans, withdrawals and surrenders. In addition, our investments could be adversely affected as a result of deteriorating financial and business conditions affecting the issuers of the securities in our investment portfolio.

Our investments are subject to market and credit risks. These risks could be heightened during periods of extreme volatility or disruption in financial and credit markets.

A worsening business climate, such as the current recession, or changing trends could cause issuers of the fixed-income securities that we own to default on either principal or interest payments. Additionally, market price valuations may not accurately reflect the underlying expected cash flows of securities within our investment portfolio. If we fail to react appropriately to difficult market or economic conditions, our investment portfolio could incur material losses.

Our invested assets and derivative financial instruments are subject to risks of credit defaults and changes in market values. Periods of extreme volatility or disruption in the financial and credit markets could increase these risks. Changes in interest rates and credit spreads could cause market price and cash flow variability in the fixed income instruments in our investment portfolio. Significant volatility and lack of liquidity in the credit markets could cause the market value of the fixed-income securities we own to decline. Additionally, market price valuations may not accurately reflect the underlying expected cash flows of securities within our investment portfolio. Finally, market volatility could cause investment income fluctuations in regards to our alternative investments that may differ significantly from period to period.

The value of our mortgage-backed securities and our commercial and residential mortgage loan investments depends in part on the financial condition of the borrowers and tenants for the properties underlying those investments, as well as general and specific economic trends affecting the overall default rate. We are also subject to the risk that cash flows resulting from the payments on pools of mortgages that serve as collateral underlying the mortgage-backed securities we own may differ from our expectations in timing or size. Any event reducing the estimated fair value of these securities, other than on a temporary basis, could have an adverse effect on our business, results of operations and financial condition.

If adverse changes in the levels of real estate activity occur, our revenues may decline.

Title insurance revenue is closely related to the level of real estate activity that includes sales, mortgage financing and mortgage refinancing. The levels of real estate activity are primarily affected by the average price of real estate sales, the availability of funds to finance purchases and mortgage interest rates.

We have found that residential real estate activity generally decreases in the following situations:

- when mortgage interest rates are high or increasing;
- when the mortgage funding supply is limited;
- when housing inventory is limited or home prices are high or increasing; and
- when the United States economy is weak, including high unemployment levels.

Declines in the level of real estate activity or the average price of real estate sales are likely to adversely affect our title insurance revenues. The Mortgage Bankers Association's ("MBA") Mortgage Finance Forecast as of February 21, 2023 calculates an approximately $2.2 trillion mortgage origination market for 2022, which would be a decrease from 2021 resulting primarily from decreases in both purchase and refinance activity. The MBA predicts overall mortgage originations in 2023 will also decrease when compared to 2022 as a result of decreases in both purchase and refinance activity. Our revenues in future periods will continue to be subject to these and other factors that are beyond our control and, as a result, are likely to fluctuate. See discussion under 'Business Trends and Conditions' within *Management's Discussion and Analysis of Financial Condition and Results of Operations* included in Item 7 of Part II of this Annual Report for further discussion of current market trends.

Interest rate fluctuations could adversely affect our business, financial condition, liquidity, results of operations and cash flows.

Interest rate risk is a significant market risk as our F&G business involves issuing interest rate sensitive obligations backed primarily by investments in fixed income assets. For several years prior to 2022, interest rates remained at or near historically low levels. A prolonged period of low rates exposes us to the risk of not achieving returns sufficient to meet our earnings targets and/or our contractual obligations. Furthermore, low or declining interest rates may reduce the rate of policyholder surrenders and withdrawals on our life insurance and annuity products, thus increasing the duration of the liabilities, creating asset and liability duration mismatches and increasing the risk of having to reinvest assets at yields below the amounts required to support our obligations. Lower interest rates may also result in decreased sales of certain insurance products, negatively impacting our profitability from new business.

During periods of increasing interest rates, such as those observed in 2022, we may offer higher crediting rates on interest-sensitive products, such as universal life insurance and fixed annuities, and we may increase crediting rates on in-force products to keep these products competitive. We may be required to accept lower spread income (the difference between the returns we earn on our investments and the amounts we credit to contractholders) thus reducing our profitability, as returns on our portfolio of invested assets may not increase as quickly as current interest rates. Rapidly rising interest rates may also expose us to the risk of financial disintermediation, which is an increase in policy surrenders, withdrawals and requests for policy loans as customers seek to achieve higher returns elsewhere requiring us to liquidate assets in an unrealized loss position. If we experience unexpected withdrawal activity, we could exhaust our liquid assets and be forced to liquidate other less liquid assets such as limited partnership investments. We may have difficulty selling these investments in a timely manner and/or be forced to sell them for less than we otherwise would have been able to realize, which could have a material adverse effect on our business, financial condition and results of operations. We have developed and maintain asset liability management ("ALM") programs and procedures designed to mitigate interest rate risk by matching asset cash flows to expected liability cash flows. In addition, we assess surrender charges on withdrawals in excess of allowable penalty-free amounts that occur during the surrender charge period. There can be no assurance actual withdrawals, contract benefits, and maturities will match our estimates. Despite our efforts to reduce the impact of rising interest rates, we may be required to sell assets to raise the cash necessary to respond to an increase in surrenders, withdrawals and loans, thereby realizing capital losses on the assets sold.

We may experience spread income compression, and a loss of anticipated earnings, if credited interest rates are increased on renewing contracts in an effort to decrease or manage withdrawal activity. Our expectation for future spread income is an important component in amortization of DAC, DSI, and VOBA under U.S. GAAP. Significant reductions in spread income may cause us to accelerate DAC, DSI, and VOBA amortization. In addition, certain statutory capital and reserve requirements are based on formulas or models that consider interest rates and a prolonged period of low interest rates may increase the statutory capital we are required to hold as well as the amount of assets we must maintain to support statutory reserves.

Risk Factors Relating to Our Business

We have recorded goodwill as a result of prior acquisitions, and an economic downturn could cause these balances to become impaired, requiring write-downs that would reduce our operating income.

Goodwill aggregated approximately $4,642 million, or 7.1% of our total assets, as of December 31, 2022. Current accounting rules require that goodwill be assessed for impairment at least annually or whenever changes in circumstances indicate that the carrying amount may not be recoverable from estimated future cash flows. Factors that may be considered a change in circumstance indicating the carrying value of our intangible assets, including goodwill, may not be recoverable include, but are not limited to, significant underperformance relative to historical or projected future operating results, a significant decline in our stock price and market capitalization, and negative industry or economic trends. For the years ended December 31, 2022, 2021 and 2020, no goodwill impairment charge was recorded. However, if the current economic downturn continues or escalates into further deterioration, the carrying amount of our goodwill may no longer be recoverable, and we may be required to record an impairment charge, which would have a negative impact on our results of operations and financial condition. We will continue to monitor our market capitalization and the impact of the economy to determine if there is an impairment of goodwill in future periods.

Our substantial indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and prevent us from meeting our obligations under our indebtedness.

As of December 31, 2022, our outstanding debt was $3,238 million. Our high degree of leverage could have important consequences, including the following: (i) a substantial portion of our cash flow from operations is dedicated to the payment of principal and interest on indebtedness, thereby reducing the funds available for operations, future business opportunities and capital expenditures; (ii) our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate purposes in the future may be limited; (iii) we may be unable to adjust rapidly to changing market conditions; (iv) the debt service requirements of our other indebtedness could make it more difficult for us to satisfy our financial obligations; and (v) we may be vulnerable in a downturn in general economic conditions or in our business and we may be unable to carry out activities that are important to our growth.

Our ability to make scheduled payments of the principal of, or to pay interest on, or to refinance indebtedness depends on and is subject to our financial and operating performance, which in turn is affected by general and regional economic, financial, competitive, business and other factors beyond our control. If we are unable to generate sufficient cash flow to service our debt or to fund our other liquidity needs, we will need to restructure or refinance all or a portion of our debt, which could cause us to default on our obligations and impair our liquidity. Any refinancing of our indebtedness could be at higher interest rates and may require us to comply with more stringent covenants that could further restrict our business operations. We from time to time may increase the amount of our indebtedness, modify the terms of our financing arrangements, issue dividends, make capital expenditures and take other actions that may substantially increase our leverage.

The pattern of amortizing our DAC, DSI, and VOBA balances relies on assumptions and estimates made by management. Changes in these assumptions and estimates could impact our results of operations and financial condition.

Amortization of our DAC, DSI and VOBA balances depends on the actual and expected profits generated by the respective lines of business that incurred the expenses. Expected profits are dependent on assumptions regarding a number of factors including investment returns, benefit payments, expenses, mortality, and policy lapse. Due to the uncertainty associated with establishing these assumptions, we cannot, with precision, determine the exact pattern of profit emergence. As a result, amortization of these balances will vary from period to period. Any difference in actual experience versus expected results could require us to, among other things, accelerate the amortization of DAC, DSI and VOBA that would reduce profitability for such lines of business in the current period.

For additional information, see Item 7 of Part II of this Annual Report, under Management's Discussion and Analysis of Financial Condition and Results of Operations-Critical Accounting Policies and Estimates.

We may face losses if our actual experience differs significantly from our reserving assumptions.

Our profitability depends significantly upon the extent to which our actual experience is consistent with the assumptions used in setting rates for our products and establishing liabilities for future life insurance, annuity, and PRT policy benefits and claims. However, due to the nature of the underlying risks and the high degree of uncertainty associated with the determination of the liabilities for unpaid policy benefits and claims, we cannot determine precisely the amounts we will ultimately pay to settle these liabilities. As a result, we may experience volatility in our profitability and our reserves from period to period. To the extent that actual experience is less favorable than our underlying assumptions, we could be required to increase our liabilities, which may reduce our profitability and impact our financial strength.

We have been issuing guaranteed minimum withdrawal benefit ("GMWB") products since 2008. In our reserve calculations, we make assumptions for policyholder behavior as it relates to GMWB utilization. If emerging experience deviates from our assumptions on GMWB utilization, it could have a significant effect on our reserve levels and related results of operations. Based on experience of GMWB utilization, which continues to emerge, we updated our GMWB utilization assumption during 2022, with a favorable impact on reserves. We will continue to monitor the GMWB utilization assumption and update our best estimate as applicable.

See Item 7 of Part II of this Annual Report, under. Management's Discussion and Analysis of Financial Condition and Results of Operations-Critical Accounting Policies and Estimates.

Our management has historically sought to grow through acquisitions, both in our current lines of business as well as in lines of business outside of our traditional areas of focus or geographic areas. This expansion of our business subjects us to associated risks, such as risks and uncertainties associated with new companies, the diversion of management's attention and lack of experience in operating unrelated businesses, and may affect our credit and ability to repay our debt.

Our management has historically sought to grow through acquisitions, both in our current lines of business, as well as lines of business that are not directly tied to or synergistic with our current operations. Accordingly, we have in the past acquired, and may in the future acquire, businesses in industries or geographic areas with which management is less familiar than we are with our current businesses. These activities involve risks that could adversely affect our operating results, due to uncertainties involved with new companies, diversion of management's attention and lack of substantial experience in operating such businesses. There can be no guarantee that we will not enter into transactions or make acquisitions that will cause us to incur additional debt, increase our exposure to market and other risks and cause our credit or financial strength ratings to decline.

We are a holding company and depend on distributions from our subsidiaries for cash.

We are a holding company whose primary assets are the securities of our operating subsidiaries. Our ability to pay interest on our outstanding debt and our other obligations and to pay dividends is dependent on the ability of our subsidiaries to pay dividends or make other distributions or payments to us. If our operating subsidiaries are not able to pay dividends to us, we may not be able to meet our obligations or pay dividends on our common stock.

Our title insurance subsidiaries must comply with state laws, which require them to maintain minimum amounts of working capital, surplus and reserves, and place restrictions on the amount of dividends that they can distribute to us. Compliance with these laws will limit the amounts our regulated subsidiaries can dividend to us. During 2023, our title insurers may pay dividends or make distributions to us of approximately $606 million; however, insurance regulators have the authority to prohibit the payment of ordinary dividends or other payments by our title insurers to us if they determine that such payment could be adverse to our policyholders.

Our F&G subsidiaries are also subject to state laws with respect to the payment of dividends. The Iowa insurance law and the New York insurance law regulate the amount of dividends that may be paid in any year by FGL Insurance and FGL NY Insurance, respectively. Compliance with these state regulations will limit the amounts that FGL Insurance and FGL NY Insurance may dividend to us. Any dividends in excess of a threshold amount are subject to advance state notice or approval.

The maximum dividend permitted by law is not necessarily indicative of an insurer's actual ability to pay dividends, which may be constrained by business and regulatory considerations, such as the impact of dividends on surplus, which could affect an insurer's ratings or competitive position, the amount of premiums that can be written and the ability to pay future dividends. Further, depending on business and regulatory conditions, we may in the future need to retain cash in our underwriters or even contribute cash to one or more of them in order to maintain their ratings or their statutory capital position. Such a requirement could be the result of investment losses, reserve charges, adverse operating conditions in the current economic environment or changes in interpretation of statutory accounting requirements by regulators.

Our business could be interrupted or compromised if we experience difficulties arising from outsourcing relationships.

If we do not maintain an effective outsourcing strategy or third-party providers do not perform as contracted, we may experience operational difficulties, increased costs and a loss of business that could have a material adverse effect on our results of operations. If there is a delay in our third-party providers' introduction of our new products or if our third-party providers are unable to service our customers appropriately, we may experience a loss of business that could have a material adverse effect on our results of operations. In addition, our reliance on third-party service providers that we do not control does not relieve us of our responsibilities and requirements. Any failure or negligence by such third-party service providers in carrying out their contractual duties may result in us becoming subjected to liability to parties who are harmed and ensuing litigation. Any litigation relating to such matters could be costly, expensive and time-consuming, and the outcome of any such litigation may be uncertain. Moreover, any adverse publicity arising from such litigation, even if the litigation is not successful, could adversely affect our reputation and sales of our products.

See section titled "Outsourcing" in Item 1. Business for functions we outsource to third-party service providers.

If we are unable to attract and retain national marketing organizations and independent agents, sales of our products may be reduced.

Within our F&G segment, we must attract and retain our network of IMOs and independent agents to sell our products. Insurance companies compete vigorously for productive agents. We compete with other life insurance companies for marketers and agents primarily on the basis of our financial position, support services, compensation and product features. Such marketers and agents may promote products offered by other life insurance companies that offer a larger variety of products than we do. If we are unable to attract and retain a sufficient number of marketers and agents to sell our products, our ability to compete and our revenues would suffer.

Failure of our enterprise-wide risk management processes could result in unexpected monetary losses, damage to our reputation, additional costs or impairment of our ability to conduct business effectively.

As a large insurance entity and a publicly traded company, we have always had risk management functions, policies and procedures throughout our operations and management. These functions include but are not limited to departments dedicated to enterprise risk management and information technology risk management, information security, business continuity, lender strategy and development, and vendor risk management. These policies and procedures have evolved over the years as we continually reassess our processes both internally and to comply with changes in the regulatory environment. Due to limitations inherent in any internal process, if our risk management processes prove unsuccessful at identifying and responding to risks, we could incur unexpected monetary losses, damage to our reputation, additional costs or impairment of our ability to conduct business effectively.

If we experience changes in the rate or severity of title insurance claims, it may be necessary for us to record additional charges to our claim loss reserve. This may result in lower net earnings and the potential for earnings volatility.

By their nature, claims are often complex, vary greatly in dollar amounts and are affected by economic and market conditions and the legal environment existing at the time of settlement of the claims. Estimating future title loss payments is difficult because of the complex nature of title claims, the long periods of time over which claims are paid, significantly varying dollar amounts of individual claims and other factors. From time to time, we experience large losses or an overall worsening of our loss payment experience in regard to the frequency or severity of claims that require us to record additional charges to our claims loss reserve. There are currently pending several large claims, which we believe can be defended successfully without material loss payments. However, if unanticipated material payments are required to settle these claims, it could result in or contribute to additional charges to our claim loss reserves. These loss events are unpredictable and adversely affect our earnings.

At each quarter end, our recorded reserve for claim losses is initially the result of taking the prior recorded reserve for claim losses, adding the current provision to that balance and subtracting actual paid claims from that balance, resulting in an amount that management then compares to our actuary's central estimate provided in the actuarial calculation. Due to the uncertainty and judgment used by both management and our actuary, our ultimate liability may be greater or less than our current reserves and/or our actuary's calculation. If the recorded amount is within a reasonable range of the actuary's central estimate, but not at the central estimate, management assesses other factors in order to determine our best estimate. These factors, which are both qualitative and quantitative, can change from period to period and include items such as current trends in the real estate industry (which management can assess, but for which there is a time lag in the development of the data used by our actuary), any adjustments from the actuarial estimates needed for the effects of unusually large or small claims, improvements in our claims management processes, and other cost saving measures. Depending upon our assessment of these factors, we may or may not adjust the recorded reserve. If the recorded amount is not within a reasonable range of the actuary's central estimate, we would record a charge or credit and reassess the provision rate on a go forward basis.

If the rating agencies downgrade our insurance companies, our results of operations and competitive position in the title insurance industry may suffer.

Ratings have always been an important factor in establishing the competitive position of insurance companies. Our title insurance subsidiaries are rated by S&P, Moody's, and Demotech. Our F&G insurance subsidiaries are rated by A.M. Best, Fitch, Moody's, and S&P. Ratings reflect the opinion of a rating agency with regard to an insurance company's or insurance holding company's financial strength, operating performance and ability to meet its obligations to policyholders and are not evaluations directed to investors. Our ratings are subject to continued periodic review by rating agencies and the continued retention of those ratings cannot be assured. If our ratings are reduced from their current levels by those entities, our results of operations could be adversely affected.

If our claim loss prevention procedures fail, we could incur significant claim losses.

In the ordinary course of our title insurance business, we assume risks related to insuring clear title to residential and commercial properties. We have established procedures to mitigate the risk of loss from title claims, including extensive underwriting and risk assessment procedures. We also mitigate the risk of large claim losses by reinsuring risks with other insurers under excess of loss and case-by-case ("facultative") reinsurance agreements. Reinsurance agreements generally provide that the reinsurer is liable for loss and loss adjustment expense payments exceeding the amount retained by the ceding company. However, the ceding company remains primarily liable to the insured whether or not the reinsurer is able to meet its contractual obligations. If inherent limitations cause our claim loss risk mitigation procedures to fail, we could incur substantial losses having an adverse effect on our results of operations or financial condition.

Our use of independent agents for a significant amount of our title insurance policies could adversely impact the frequency and severity of title claims.

In our agency operations, an independent agent performs the search and examination function or the agent may purchase a search product from us. In either case, the agent is responsible for ensuring that the search and examination is completed. The agent thus retains the majority of the title premium collected, with the balance remitted to the title underwriter for bearing the risk of loss in the event that a claim is made under the title insurance policy. Our relationship with each agent is governed by an agency agreement defining how the agent issues a title insurance policy on our behalf. The agency agreement also sets forth the agent's liability to us for policy losses attributable to the agent's errors. For each agent with whom we enter into an agency agreement, financial and loss experience records are maintained. Periodic audits of our agents are also conducted and the number of agents with whom we transact business is strategically managed in an effort to reduce future expenses and manage risks. Despite efforts to monitor the independent agents with which we transact business, there is no guarantee that an agent will comply with their contractual obligations to us. Furthermore, we cannot be certain that, due to changes in the regulatory environment and litigation trends, we will not be held liable for errors and omissions by agents. Accordingly, our use of independent agents could adversely impact the frequency and severity of title claims.

Risk Factors Related to the F&G Distribution

The F&G Distribution could adversely affect our results of operations or financial condition.

On December 1, 2022, we completed the F&G Distribution. The F&G Distribution is subject to inherent risks and uncertainties, including, but not limited to: diversion of management's attention and the potential impact of the F&G

Distribution on relationships, including with employees, suppliers, customers and competitors; our ability to successfully realize the anticipated benefits of the F&G Distribution; the terms and conditions of agreements and arrangements between FNF and F&G following the distribution, such as the Corporate Services Agreement, dated as of November 30, 2022, between FNF and F&G (the "Corporate Services Agreement"), which provides for, among other things, the provision of certain services by FNF to F&G following the F&G Distribution; and the nature and amount of indebtedness incurred by F&G. In addition, our F&G segment contributes to a significant portion of our earnings and the F&G Distribution could adversely affect our earnings.

Certain F&G directors may have actual or potential conflicts of interest because of their FNF equity ownership or their current or former FNF positions.

A number of F&G's directors have been, and will continue to be, officers, directors or employees of FNF (or officers, directors or employees of affiliates of FNF) and, thus, have professional relationships with FNF's officers, directors or employees. In addition, certain of F&G's directors and executive officers own FNF common stock or other equity compensation awards. These relationships may create, or may create the appearance of, conflicts of interest when these directors and officers are faced with decisions that could have different implications for FNF and F&G. For example, potential conflicts of interest could arise in connection with the resolution of any dispute that may arise between FNF and F&G regarding the terms of the agreements governing F&G's relationship with FNF, including the Corporate Services Agreement.

FNF or F&G may fail to perform under various transaction agreements that were executed as part of the F&G Distribution.

In connection with the F&G Distribution, FNF and F&G entered into a separation and distribution agreement, the Corporate Services Agreement, and other transaction agreements. The transaction agreements determine the allocation of assets, rights and liabilities between the companies and include indemnifications related to liabilities and obligations. The Corporate Services Agreement provides for the performance of certain services by us for the benefit of F&G for a limited period of time after the F&G Distribution. The reverse services agreement provides for the performance of certain services by F&G for the benefit of FNF for a limited period of time after the F&G Distribution. We will rely on F&G to satisfy its obligations under the transaction agreements. If F&G is unable to satisfy its obligations under the transaction agreements, including its indemnification obligations, we could incur operational difficulties or losses.

Risk Factors Relating to the Geographic Concentrations of our Business Segments

Because we are dependent upon California and Texas for approximately 12.0% and 15.0% and of our title insurance premiums, respectively, our Title segment may be adversely affected by regulatory conditions in California and/or Texas.

California and Texas are the two largest sources of revenue for our Title segment. In 2022, California-based premiums accounted for approximately 26.8% of premiums earned by our direct operations and 0.6% of our agency premium revenues, while Texas-based premiums accounted for 20.2% of premiums earned by our direct operations and 11.0% of our agency premium revenues. In the aggregate, California and Texas accounted for approximately 12.0% and 15.0%, respectively, of our total title insurance premiums for 2022. A significant part of our revenues and profitability are therefore subject to our operations in California and Texas and to the prevailing regulatory conditions in these states. Adverse regulatory developments in California and Texas, which could include reductions in the maximum rates permitted to be charged, inadequate rate increases or more fundamental changes in the design or implementation of the California and Texas title insurance regulatory framework, could have a material adverse effect on our results of operations and financial condition.

Concentration in certain states for the distribution of our life insurance and annuity products in our F&G segment may subject us to losses attributable to economic downturns or catastrophes in those states.

Our top five states for the distribution of our life insurance and annuity products in our F&G segment are Florida, California, Texas, Pennsylvania and New Jersey. Any adverse economic developments or catastrophes in these states could have an adverse impact on our F&G segment.

Risk Factors Relating to Government Regulation of the Insurance Industry

Our subsidiaries must comply with extensive regulations. These regulations may increase our costs or impede or impose burdensome conditions on actions that we might seek to take to increase the revenues of those subsidiaries.

Our insurance businesses are subject to extensive regulation by state insurance authorities in each state in which they operate. These agencies have broad administrative and supervisory power relating to the following, among other matters:

- licensing requirements;
- trade and marketing practices;
- accounting and financing practices;
- disclosure requirements on key terms of mortgage loans;
- capital and surplus requirements;
- the amount of dividends and other payments made by insurance subsidiaries;

- investment practices;
- rate schedules;
- deposits of securities for the benefit of policyholders;
- establishing reserves; and
- regulation of reinsurance.

Most states also regulate insurance holding companies like us with respect to acquisitions, changes of control and the terms of transactions with our affiliates. State regulations may impede or impose burdensome conditions on our ability to increase or maintain rate levels or on other actions that we may want to take to enhance our operating results. In addition, we may incur significant costs in the course of complying with regulatory requirements. Further, various state legislatures have in the past considered offering a public alternative to the title industry in their states, as a means to increase state government revenues. Although we think this situation is unlikely, if one or more such takeovers were to occur they could adversely affect our business. We cannot be assured that future legislative or regulatory changes will not adversely affect our business operations. See "Item 1. *Business* — Regulation" for further discussion of the current regulatory environment.

Our ServiceLink subsidiary provides mortgage transaction services including title-related services and facilitation of production and management of mortgage loans. Certain of these businesses are subject to federal and state regulatory oversight. For example, ServiceLink's LoanCare business services and subservices mortgage loans secured primarily by residential real estate throughout the United States. LoanCare is subject to extensive federal, state and local regulatory oversight, including federal and state regulatory examinations, information gathering requests, inquiries, and investigations by governmental and regulatory agencies, including the CFPB. In connection with formal and informal inquiries by those agencies, LoanCare receives numerous requests, subpoenas, and orders for documents, testimony and information in connection with various aspects of its or its clients' regulated activities.

LoanCare is also required to maintain a variety of licenses, both federal and state. License requirements are in a frequent state of renewal and reexamination as regulations change or are reinterpreted. In addition, federal and state statutes establish specific guidelines and procedures that debt collectors must follow when collecting consumer accounts. LoanCare's failure to comply with any of these laws, should the states take an opposing interpretation, could have an adverse effect on LoanCare in the event and to the extent that they apply to some or all of its servicing activities.

State regulation of the rates we charge for title insurance could adversely affect our results of operations.

Our insurance subsidiaries are subject to extensive rate regulation by the applicable state agencies in the jurisdictions in which they operate. Title insurance rates are regulated differently in various states, with some states requiring the subsidiaries to file and receive approval of rates before such rates become effective and some states promulgating the rates that can be charged. In general, premium rates are determined on the basis of historical data for claim frequency and severity as well as related production costs and other expenses. In all states in which our title subsidiaries operate, our rates must not be excessive, inadequate or unfairly discriminatory. Premium rates are likely to prove insufficient when ultimate claims and expenses exceed historically projected levels. Premium rate inadequacy may not become evident quickly and may take time to correct, and could adversely affect our business operating results and financial conditions.

Our F&G segment is highly regulated and subject to numerous legal restrictions and regulations.

State insurance regulators, the NAIC and federal regulators continually reexamine existing laws and regulations and may impose changes in the future. New interpretations of existing laws and the passage of new legislation may harm our ability to sell new policies, increase our claims exposure on policies we issued previously and adversely affect our profitability and financial strength. We are also subject to the risk that compliance with any particular regulator's interpretation of a legal or accounting issue may not result in compliance with another regulator's interpretation of the same issue, particularly when compliance is judged in hindsight. Regulators and other authorities have the power to bring administrative or judicial proceedings against us, which could result in, among other things, suspension or revocation of our licenses, cease and desist orders, fines, civil penalties, criminal penalties or other disciplinary action, which could materially harm our results of operations and financial condition.

We cannot predict what form any future changes in these or other areas of regulation affecting the insurance industry might take or what effect, if any, such proposals might have on us if enacted into law. In addition, because our activities are relatively concentrated in a small number of lines of business, any change in law or regulation affecting one of those lines of business could have a disproportionate impact on us as compared to other more diversified insurance companies. See section titled "Regulation" in Item 1. Business for further discussion of the impact of regulations on our business.

State Regulation

Our business is subject to government regulation in each of the states in which we conduct business and is concerned primarily with the protection of policyholders and other customers rather than shareholders. Such regulation is vested in state agencies having broad administrative and discretionary authority, which may include, among other things, premium rates and increases thereto, underwriting practices, reserve requirements, marketing practices, advertising, privacy, policy forms, reinsurance reserve requirements, acquisitions, mergers and capital adequacy. At any given time, we and our insurance subsidiaries may be the subject of a number of ongoing financial or market conduct, audits or inquiries. From time to time, regulators raise issues during such examinations or audits that could have a material impact on our business.

Under insurance guaranty fund laws in most states, insurance companies doing business therein can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. We cannot predict the amount or timing of any such future assessments and therefore the liability we have established for these potential assessments may not be adequate. In addition, regulators may change their interpretation or application of existing laws and regulations such as the case with broadening the scope of carriers that must contribute towards Long Term Care insolvencies.

NAIC

Although our business is subject to regulation in each state in which we conduct business, in many instances the state regulatory models emanate from the NAIC. Some of the NAIC pronouncements, particularly as they affect accounting issues, take effect automatically in the various states without affirmative action by the states. Statutes, regulations and interpretations may be applied with retroactive impact, particularly in areas such as accounting and reserve requirements. The NAIC continues to work to reform state regulation in various areas, including comprehensive reforms relating to cyber security regulations, best interest standards, RBC and life insurance reserves.

Our insurance subsidiaries are subject to minimum capitalization requirements based on RBC formulas for life insurance companies that establish capital requirements relating to insurance, business, asset, interest rate and certain other risks. Changes to statutory reserve or risk-based capital requirements may increase the amount of reserves or capital our insurance companies are required to hold and may impact our ability to pay dividends. In addition, changes in statutory reserve or risk-based capital requirements may adversely impact our financial strength ratings. Changes currently under consideration include adding an operational risk component, factors for asset credit risk, and group wide capital calculations.

"Fiduciary" Rule Proposals

The DOL investment advice rule leaves in place PTE 84-24, which is a longstanding class exemption providing prohibited transaction relief for insurance agents selling annuity products provided certain disclosures are made to the plan fiduciary, which is the policyholder in the case of an IRA, and certain other conditions are met. Among other things, these disclosures include the agent's relationship to the insurer and commissions received in connection with the annuity sale. F&G, along with FGL NY Insurance, designed and launched a compliance program in January 2022 requiring all agents selling IRA products to submit an acknowledgment with each IRA application indicating the agent has satisfied PTE 84-24 requirements on a precautionary basis in case the agent acted or is found to have acted as a fiduciary. Meanwhile the DOL has publicly announced its intention to consider future rulemaking that would revoke or modify PTE 84-24.

Management believes these current and emerging developments relating to market conduct standards for the financial services industry may over time materially affect the way in which our agents do business, the role of IMOs, sale of IRA products including IRA-to-IRA and employer plan rollovers, how the company supervises its distribution force, compensation practices, and liability exposure and costs. In addition to implementing the compliance procedures described above, management is monitoring further developments closely and will be working with IMOs and distributors to adapt to these evolving regulatory requirements and risks.

Bermuda and Cayman Islands Regulation

Our business is subject to regulation in Bermuda and the Cayman Islands, including the BMA and the CIMA. These regulations may limit or curtail our activities, including activities that might be profitable, and changes to existing regulations may affect our ability to continue to offer our existing products and services, or new products and services we may wish to offer in the future.

Our reinsurance subsidiary, F&G Life Re, is registered in Bermuda under the Bermuda Insurance Act and subject to the rules and regulations promulgated thereunder. The BMA has sought regulatory equivalency, which enables Bermuda's commercial insurers to transact business with the European Union on a "level playing field." In connection with its initial efforts to achieve equivalency under the European Union's Directive (2009/138/EC) ("Solvency II"), the BMA implemented and imposed additional requirements on the companies it regulates. The European Commission in 2016 granted Bermuda's commercial insurers full equivalence in all areas of Solvency II for an indefinite period of time.

Our reinsurance subsidiary, F&G Cayman Re, is licensed in the Cayman Islands by the CIMA and is subject to supervision by CIMA and CIMA may at any time direct F&G Cayman Re, in relation to a policy, a line of business or the entire business, to cease or refrain from committing an act or pursing a course of conduct and to perform such acts as in the opinion of CIMA are necessary to remedy or ameliorate the situation.

The SECURE 2.0 Act of 2022 may impact our business and the markets in which we compete.

The Secure 2.0 Act of 2022, Division T of the Consolidated Appropriations Act, 2023 ("SECURE Act 2.0"), was signed into law on December 29, 2022, and went into effect as early as January 1, 2023, in certain respects. The SECURE Act 2.0 contains provisions that may impact our F&G insurance subsidiaries, and these changes could affect the desirability of IRAs, necessitate changes to our administrative system to implement the Secure Act 2.0, and affect, to some extent, the length of time that IRA assets remain in our annuity products. These provisions include, for example, raising the age for required minimum distributions from IRAs from 72 to 73 (age 74 after 2032); additional exceptions to the 10% penalty tax for distributions before age 59-1/2; reduction of the penalty for failures to take a required distribution amount; directions to the SEC for new registration forms for registered index linked annuities; and directions to the DOL to revisit fiduciary standards relating to choosing an annuity provider in pension risk transfer transactions. While we cannot predict whether, or to what extent, the SECURE Act 2.0 will ultimately impact us, whether positive or negative, it may have implications for our business operations and the markets in which we compete.

Regulatory investigations of the insurance industry may lead to fines, settlements, new regulation or legal uncertainty, which could negatively affect our results of operations.

From time to time we receive inquiries and requests for information from state insurance departments, attorneys general and other regulatory agencies about various matters relating to our business. Sometimes these take the form of civil investigative demands or subpoenas. We cooperate with all such inquiries and we have responded to or are currently responding to inquiries from multiple governmental agencies. Also, regulators and courts have been dealing with issues arising from foreclosures and related processes and documentation. Various governmental entities are studying the insurance product, market, pricing, and business practices, and potential regulatory and legislative changes, which may materially affect our business and operations. From time to time, we are assessed fines for violations of regulations or other matters or enter into settlements with such authorities, which may require us to pay fines or claims or take other actions.

Risk Factors Relating to the Credit Risk of our Counterparties

We are subject to the credit risk of our counterparties, including companies with whom we have reinsurance agreements or we have purchased call options.

Our F&G insurance subsidiaries cede material amounts of insurance and transfer related assets and certain liabilities to other insurance companies through reinsurance. Accordingly, we bear credit risk with respect to our reinsurers. The failure, insolvency, inability or unwillingness of any reinsurer to pay under the terms of reinsurance agreements with us could materially adversely affect our business, financial condition and results of operations. We regularly monitor the credit rating and performance of our reinsurance parties. Wilton Re represents our largest reinsurance counterparty exposure. We also utilize funds withheld reinsurance counterparty risk. Under funds withheld arrangements, each of our F&G insurance subsidiaries retains possession and legal title to assets backing ceded liabilities.

Our F&G insurance subsidiaries are also exposed to credit loss in the event of non-performance by our counterparties on call options. We seek to reduce the risk associated with such agreements by purchasing such options from large, well-established financial institutions, and by holding collateral. There can be no assurance we will not suffer losses in the event of counterparty non-performance.

If financial institutions at which we hold escrow funds fail, it could have a material adverse impact on our company.

We hold customers' assets in escrow at various financial institutions, pending completion of real estate transactions. These assets are maintained in segregated bank accounts and have not been included in the accompanying Consolidated Balance Sheets. We have a contingent liability relating to proper disposition of these balances for our customers, which amounted to $18.9 billion at December 31, 2022. Failure of one or more of these financial institutions may lead us to become liable for the funds owed to third parties and there is no guarantee that we would recover the funds deposited, whether through Federal Deposit Insurance Corporation coverage or otherwise.

Risk Factors Related to a National or Global Crisis, Climate Change, Computer Cyber-terrorism and Other Catastrophic Events

Our business could be materially and adversely affected by the occurrence of a catastrophe, including natural disasters or those caused by humans.

Any catastrophic event, such as pandemic diseases, terrorist attacks, floods, severe storms or hurricanes or computer cyber-terrorism, could have a material and adverse effect on our business in several respects:

- the outbreak of a pandemic disease, like COVID-19, could have a material adverse effect on our liquidity, financial condition and the operating results of our insurance business due to its impact on the economy and financial markets;

- the occurrence of any pandemic disease, natural disaster, terrorist attack or any other catastrophic event that results in our workforce being unable to be physically located at one of our facilities could result in lengthy interruptions in our service; or

- we could experience long-term interruptions in our service and the services provided by our significant vendors due to the effects of catastrophic events, including but not limited to government mandates to self-quarantine, work remotely and prolonged travel restrictions. Some of our operational systems are not fully redundant, and our disaster recovery and business continuity planning cannot account for all eventualities. Additionally, unanticipated problems with our disaster recovery systems could further impede our ability to conduct business, particularly if those problems affect our computer-based data processing, transmission, storage and retrieval systems and destroy valuable data;

- we manage our financial exposure for losses in our title insurance business and in our F&G segment with third-party reinsurance. Catastrophic events could adversely affect the cost and availability of that reinsurance;

- the value of our investment portfolio may decrease if the securities in which we invest are negatively impacted by climate change, pandemic diseases, severe weather conditions and other catastrophic events.

Natural catastrophes, pandemics (including COVID-19) and malicious and terrorist acts present risks that could adversely affect our results of operations. Claims arising from such events could have an adverse effect on our business, operations and financial condition, either directly or as a result of their effect on our reinsurers or other counterparties. Such events could also have an adverse effect on the rate and amount of lapses and surrenders of existing policies, as well as sales of new policies.

While we believe we have taken steps to identify and mitigate these types of risks, such risks cannot be reliably predicted, nor fully protected against even if anticipated. In addition, such events could result in overall macroeconomic volatility or specifically a decrease or halt in economic activity in large geographic areas, adversely affecting the marketing or administration of our business within such geographic areas or the general economic climate, which in turn could have an adverse effect on our business, results of operations and financial condition. The possible macroeconomic effects of such events could also adversely affect our asset portfolio.

General Risk Factors

Failure of our information security systems or processes could result in a loss or disclosure of confidential information, damage to our reputation, monetary losses, additional costs and impairment of our ability to conduct business effectively.

Our operations are highly dependent upon the effective operation of our computer systems. We use our computer systems to receive, process, store and transmit sensitive personal consumer data (such as names and addresses, social security numbers, driver's license numbers, credit cards and bank account information) and important business information of our customers. We also electronically manage substantial cash, investment assets and escrow account balances on behalf of ourselves and our customers, as well as financial information about our businesses generally. The integrity of our computer systems and the protection of the information that resides on such systems are important to our successful operation. If we fail to maintain an adequate security infrastructure, adapt to emerging security threats such as ransomware or follow our internal business processes with respect to security, the information or assets we hold could be compromised. Further, even if we, or third parties to which we outsource certain information technology services, maintain a reasonable, industry-standard information security infrastructure to mitigate these risks, the inherent risk that unauthorized access to information or assets remains. This risk is increased by transmittal of information over the internet and the increased threat and sophistication of cyber criminals. While, to date, we believe that we have not experienced a material breach of our computer systems, the occurrence or scope of such events is not always apparent. Examples of security threats that represent significant inherent risk with little to no warning are the SolarWinds supply chain compromise from 2020 and the Apache Software Foundation Log4j vulnerability in its product disclosed in December of 2021. With SolarWinds, we took all appropriate steps to evaluate any impact and we do not believe we were impacted by this incident. Similar supply chain incidents or breaches could occur to us directly or indirectly through our vendors with little or no warning. With Log 4j, we took all appropriate steps to mitigate exposure to our systems. We know that certain applications in our environment did utilize the affected versions of Log4j. Although we believe we identified and remediated the known Log4j vulnerabilities with no indication of compromise, the risk of additional vulnerabilities and potential attacks related to this issue may continue for several months given the complexity and widespread nature of the situation. We are also working closely with our supply chain partners to ensure they are addressing these vulnerabilities. If additional information regarding an event previously considered immaterial is discovered, or a new event were to occur, it could potentially have a material adverse effect on our operations or financial condition. In addition, some laws and certain of our contracts require notification of various parties, including regulators, consumers or customers, in the event that confidential or personal information has or may have been taken or accessed by unauthorized parties. Such notifications can potentially result, among other things, in adverse publicity, diversion of management and other resources, the attention of regulatory authorities, the imposition of fines, and disruptions in business operations, the effects of which may be material. Any inability to prevent security or privacy breaches, or the perception that such breaches may occur, could inhibit our ability to retain or attract new clients and/or result in financial losses, litigation, increased costs, negative publicity, or other adverse consequences to our business.

Further, our financial institution clients have obligations to safeguard their information technology systems and the confidentiality of customer information. In certain of our businesses, we are bound contractually and/or by regulation to comply with the same requirements. If we fail to comply with these regulations and requirements, we could be exposed to suits for breach of contract, governmental proceedings or the imposition of fines. In addition, future adoption of more restrictive privacy laws, rules or industry security requirements by federal or state regulatory bodies or by a specific industry in which we do business could have an adverse impact on us through increased costs or restrictions on business processes.

Damage to our reputation may adversely affect our revenues and profitability.

Our reputation is a key asset, and our continued success is dependent upon our ability to earn and maintain the trust and confidence of our broad range of customers. We provide our products and services to a wide range of customers, and our ability to attract and retain customers is highly dependent upon the external perceptions of our level of service, trustworthiness, business practices, financial condition, and other subjective qualities. Damage to our reputation may arise from a variety of sources including, but not limited to, litigation or regulatory actions, compliance failures, employee misconduct, cybersecurity incidents, unfavorable press coverage, and unfavorable comments on social media. Any damage to our reputation could adversely affect our ability to attract and retain customers and employees, potentially leading to a reduction in our revenues and profitability.

Failure to respond to rapid changes in technology could adversely affect our results of operations or financial condition.

Rapidly evolving technologies and innovations in software and financial technology could drive changes in how real estate transactions are recorded and processed throughout the mortgage life cycle. There is no guarantee that we will be able to effectively adapt to and utilize changing technology. Existing or new competitors may be able to utilize or create technology more effectively than us, which could result in the loss of market share.

We may not be able to protect our intellectual property and may be subject to infringement claims.

We rely on a combination of contractual rights and copyright, trademark and trade secret laws to establish and protect our intellectual property. Although we use a broad range of measures to protect our intellectual property rights, third parties may infringe or misappropriate our intellectual property. We may have to litigate to enforce and protect our copyrights, trademarks, trade secrets and know-how or to determine their scope, validity or enforceability, which represents a diversion of resources that may be significant in amount and may not prove successful. The loss of intellectual property protection or the inability to secure or enforce the protection of our intellectual property assets could adversely impact our business and our ability to compete effectively.

We may be subject to costly litigation in the event that another party alleges our operations or activities infringe upon that party's intellectual property rights. Third parties may have, or may eventually be issued, patents or other protections that could be infringed by our products, methods, processes or services or could otherwise limit our ability to offer certain product features. We may also be subject to claims by third parties for breach of copyright, trademark, trade secret or license usage rights. Any such claims and any resulting litigation could result in significant expense and liability for damages or we could be enjoined from providing certain products or services to our customers or utilizing and benefiting from certain methods, processes, copyrights, trademarks, trade secrets or licenses, or alternatively, we could be required to enter into costly licensing arrangements with third parties, all of which could have a material adverse effect on our business, results of operations and financial condition.

We are the subject of various legal proceedings that could have a material adverse effect on our results of operations.

We are involved from time to time in various legal proceedings, including in some cases class-action lawsuits and regulatory inquiries, investigations or other proceedings. If we are unsuccessful in our defense of litigation matters or regulatory proceedings, we may be forced to pay damages, fines or penalties and/or change our business practices, any of which could have a material adverse effect on our business and results of operations. See Note H *Commitments and Contingencies* to our Consolidated Financial Statements included in Item 8 of Part II of this Annual Report for further discussion of pending litigation and regulatory matters and our related accrual.

We operate in a highly competitive industry, which could limit our ability to gain or maintain our position in the industry and could materially adversely affect our business, financial condition and results of operations.

Our F&G insurance subsidiaries operate in a highly competitive industry and encounter significant competition in all of our product lines from other insurance companies, many of which have greater financial resources and higher financial strength ratings than us and that may have a greater market share, offer a broader range of products, services or features, assume a greater level of risk, have lower operating or financing costs, or have different profitability expectations than us. Competition could result in, among other things, lower sales or higher lapses of existing products.

Our annuity products compete with fixed indexed, fixed rate and variable annuities sold by other insurance companies and also with mutual fund products, traditional bank investments and other retirement funding alternatives offered by asset managers, banks and broker-dealers. The ability of banks and broker dealers to increase their securities-related business or to affiliate with insurance companies may materially and adversely affect sales of all of our products by substantially increasing the number and financial strength of potential competitors. Our insurance products compete with those of other insurance companies, financial intermediaries and other institutions based on a number of factors, including premium rates, policy terms and conditions, service provided to distribution channels and policyholders, ratings by rating agencies, reputation and commission structures.

Our ability to compete is dependent upon, among other things, our ability to develop competitive and profitable products, our ability to maintain low unit costs, and our maintenance of adequate financial strength ratings from rating agencies. Our ability to compete is also dependent upon, among other things, our ability to attract and retain distribution channels to market our products, the competition for which is vigorous.

The loss of key personnel could negatively affect our financial results and impair our operating abilities.

Our success substantially depends on our ability to attract and retain key members of our senior management team and officers. If we lose one or more of these key employees, our operating results and in turn the value of our common stock could be materially adversely affected. Although we have employment agreements with many of our officers, there can be no assurance that the entire term of the employment agreement will be served or that the employment agreement will be renewed upon expiration.

Item 1B.   *Unresolved Staff Comments*

None.

Item 2.   *Properties*

Our corporate headquarters are in Jacksonville, Florida in owned facilities. F&G's headquarters are in Des Moines, Iowa in leased facilities.

The majority of our branch offices are leased from third parties. See Note Q *Leases* to our Consolidated Financial Statements included in Item 8 of Part II of this Annual Report for further information on our outstanding leases. Our subsidiaries conduct their business operations primarily in leased office space in 46 states, Washington, DC, Canada, India, Bermuda and the Cayman Islands.

Item 3.   *Legal Proceedings*

For a description of our legal proceedings see discussion of *Legal and Regulatory Contingencies* in Note H *Commitments and Contingencies* to our Consolidated Financial Statements included in Item 8 of Part II of this Annual Report, which is incorporated by reference into this Item 3 of Part I.

Item 4.   *Mine Safety Disclosures*

Not applicable.

**PART II**

Item 5.   *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Our common stock trades on the New York Stock Exchange under the trading symbol "FNF".

On January 31, 2023, the last reported sale price of our common stock on the New York Stock Exchange was $44.03. We had approximately 5,998 shareholders of record on January 31, 2023.

Refer to Note U *Employee Benefit Plans* to our Consolidated Financial Statements included in Item 8 of Part II of this Annual Report, which is incorporated by reference into this Item 5 of Part II, for further information on securities issued for employee stock compensation pursuant to our Omnibus Plan.

Information concerning securities authorized for issuance under our equity compensation plans will be included in Item 12 of Part III of this Annual Report.

Performance Graph

Set forth below is a graph comparing cumulative total shareholder return on our FNF common stock against the cumulative total return on the S&P 500 Index and against the cumulative total return of a peer group index consisting of certain companies in the primary industry in which we compete (SIC code 6361 — Title Insurance) for the period ending December 31, 2022. This peer group consists of the following companies: First American Financial Corporation and Stewart Information Services Corp. The peer group comparison has been weighted based on their stock market capitalization. The graph assumes an initial investment of $100.00 on December 31, 2017, with dividends reinvested over the periods indicated.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Fidelity National Financial, Inc., the S&P 500 Index,
and a Peer Group



*$100 invested on 12/31/17 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

Copyright© 2023 Standard & Poor's, a division of S&P Global. All rights reserved.

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

	12/31/2017	12/31/2018	12/31/2019	12/31/2020	12/31/2021	12/31/2022
Fidelity National Financial, Inc.	100.00	82.86	123.41	111.03	153.45	120.41
S&P 500	100.00	95.62	125.72	148.85	191.58	156.89
Peer Group	100.00	84.70	109.40	104.43	165.46	110.16

Dividends

On February 16, 2023, our Board of Directors formally declared a $0.45 per FNF share cash dividend that is payable on March 31, 2023 to FNF shareholders of record as of March 17, 2023. During the years ended December 31, 2022 and 2021, we declared dividend on our common stock of $1.77 and $1.56, respectively.

Our current dividend policy anticipates the payment of quarterly dividends in the future. The declaration and payment of dividends will be at the discretion of our Board of Directors and will be dependent upon our future earnings, financial condition and capital requirements.

Purchases of Equity Securities by the Issuer

On August 3, 2021, our Board of Directors approved a new three-year stock repurchase program effective August 3, 2021 (the "2021 Repurchase Program") under which we may purchase up to 25 million shares of our FNF common stock through July 31, 2024. We may make repurchases from time to time in the open market, in block purchases or in privately negotiated transactions, depending on market conditions and other factors.

During the quarter ended December 31, 2022, we repurchased a total of 1,000,000 FNF common shares for an aggregate amount of $38 million or an average of $37.87 per share. Subsequent to December 31, 2022 and through market close on February 23, 2023, we repurchased a total of 100,000 shares for approximately $4 million in the aggregate, or an average of $38.45 under the 2021 Repurchase Program. Since the original commencement of the 2021 Repurchase Program, we repurchased a total of 16,449,565 FNF common shares for an aggregate amount of $701 million, or an average of $42.60 per share.

The following table summarizes repurchases of equity securities by FNF during the quarter ended December 31, 2022:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (1)	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs (2)
10/1/2022 - 10/31/2022	475,000	38.39	475,000	9,175,435
11/1/2022 - 11/30/2022	—	—	—	9,175,435
12/1/2022 - 12/31/2022	525,000	37.4	525,000	8,650,435
Total	1,000,000	$ 37.87	1,000,000	

(1) On August 3, 2021 our Board of Directors approved the 2021 Repurchase Program, effective August 3, 2021, under which we may purchase up to 25 million shares of our FNF common stock through July 31, 2024.

(2) As of the last day of the applicable month.

Item 6.   *Reserved.*

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the Consolidated Financial Statements and the Notes thereto and Selected Financial Data included elsewhere in this Annual Report.

Overview

For a description of our business, including descriptions of segments, see the discussion under Business in Item 1 of Part I of this Annual Report, which is incorporated by reference into this Item 7 of Part II of this Annual Report.

Business Trends and Conditions

Title

Our Title segment revenue is closely related to the level of real estate activity that includes sales, mortgage financing and mortgage refinancing. Declines in the level of real estate activity or the average price of real estate sales will adversely affect our title insurance revenues.

We have found that residential real estate activity is generally dependent on the following factors:

- mortgage interest rates;
- mortgage funding supply;
- housing inventory and home prices;
- supply and demand for commercial real estate; and
- the strength of the United States economy, including employment levels.

The most recent forecast of the MBA, as of February 21, 2023, estimated (actual for fiscal year 2021) the size of the U.S. residential mortgage originations market as shown in the following table for 2021 - 2025 in its "Mortgage Finance Forecast" (in trillions):

	2025	2024	2023	2022	2021
Purchase transactions	$ 1.8	$ 1.7	$ 1.4	$ 1.6	$ 1.8
Refinance transactions	$ 0.7	$ 0.6	$ 0.5	$ 0.6	$ 2.6
Total U.S. mortgage originations forecast	$ 2.5	$ 2.3	$ 1.9	$ 2.2	$ 4.4

As of February 21, 2023, the MBA expects residential purchase transactions to decrease in 2022 and 2023 followed by increases in 2024 and 2025. Additionally, the MBA expects residential refinance transactions to dramatically decrease in 2022, followed by a slight decrease in 2023 before slightly increasing in 2024 and 2025. The MBA expects overall mortgage originations to decrease in 2022 and 2023 before increasing in 2024 and 2025.

In recent years, total originations have been reflective of a strong residential real estate market driven by increasing home prices and low mortgage interest rates. Interest rate cuts in the second half of 2019 resulted in a significant increase in refinance transactions and a slight increase in purchase transactions. In the beginning of 2020, refinance and purchase transactions remained strong until the outbreak of COVID-19.

On March 15, 2020, the Federal Reserve took emergency action and reduced its benchmark interest rate by a full percentage point to nearly zero. Following this emergency action, average interest rates for a 30-year fixed rate mortgages fell throughout the remainder of 2020. The outbreak of COVID-19 resulted in significant uncertainty in the economic outlook in the second quarter of 2020, and as a result real estate activity decreased significantly as consumers moved to the sidelines to assess the ongoing impact of COVID-19. However, real estate activity began to rebound in June 2020, with increases in purchase activity and a surge in refinance transactions as a result of historically low interest rates.

Residential purchase and refinance activity remained strong in 2021. However, with the surge in residential refinance transactions in 2020, residential refinance transactions began to slow in 2021 as the population of eligible refinance candidates declined.

The Federal Reserve raised the benchmark interest rate from near zero as of March 2022 to a range between 4.25% and 4.50% as of December 2022 in an effort to combat inflation. Interest rates on a 30-year, fixed rate mortgage averaged 5.2% in 2022, up from 3.2% in 2021. On February 2, 2023, the Federal Reserve raised the benchmark interest rate an additional 25 basis points.

A shortage in the supply of homes for sale, increasing home prices, rising mortgage interest rates, inflation and disrupted labor markets created some volatility in the residential real estate market in 2021 and 2022, which has continued into 2023. Additionally, geopolitical uncertainties associated with the war in Ukraine have created additional volatility in the global economy beginning in 2022. Existing-home sales decreased 34% in December 2022 as compared to the corresponding month in

2021 while median existing-home sales prices rose to $366,900 in December 2022, a 2% increase over the corresponding month in 2021.

Other economic indicators used to measure the health of the U.S. economy, including the unemployment rate, indicated that the United States was on strong footing prior to the outbreak of COVID-19. According to the U.S. Department of Labor's Bureau of Labor, the unemployment rate was at a historically low 3.5% in February 2020 but subsequently fluctuated dramatically before reaching 6.7% in December 2020. In 2021, the unemployment rate fell dramatically and remained near record lows throughout 2022. The unemployment rate was 3.5% and 3.9% in December of 2022 and 2021, respectively.

Because commercial real estate transactions tend to be generally driven by supply and demand for commercial space and occupancy rates in a particular area rather than by interest rate fluctuations, we believe that our commercial real estate title insurance business is less dependent on the industry cycles discussed above than our residential real estate title business. Commercial real estate transaction volume is also often linked to the availability of financing. Factors including U.S. tax reform and a shift in U.S. monetary policy have had, or are expected to have, varying effects on availability of financing in the U.S. Lower corporate and individual tax rates and corporate tax-deductibility of capital expenditures have provided increased capacity and incentive for investments in commercial real estate. In recent years prior to the COVID-19 pandemic, we experienced strong demand in commercial real estate markets. In 2020, we experienced decreases in commercial volumes and commercial fee-per-file as a result of the outbreak of COVID-19. Commercial volumes and commercial fee-per-file recovered in the second half of 2020 and remained stable throughout 2021 and the first three quarters of 2022. Commercial volumes and commercial fee-per-file declined in the fourth quarter of 2022.

We continually monitor mortgage origination trends and believe that, based on our ability to produce industry leading operating margins through all economic cycles, we are well positioned to adjust our operations for adverse changes in real estate activity and to take advantage of increased volume when demand increases.

See Item 1A of Part I of this Annual Report for further discussion of risk factors related to COVID-19.

Seasonality. Historically, real estate transactions have produced seasonal revenue fluctuations in the real estate industry. The first calendar quarter is typically the weakest quarter in terms of revenue due to the generally low volume of home sales during January and February. The second and third calendar quarters are typically the strongest quarters in terms of revenue, primarily due to a higher volume of residential transactions in the spring and summer months. The fourth quarter is typically strong due to the desire of commercial entities to complete transactions by year-end. Seasonality in 2020, 2021 and 2022 deviated from historical patterns due to COVID-19 and the subsequent rapid increase in interest rates. We have noted short-term fluctuations through recent years in resale and refinance transactions as a result of changes in interest rates.

Geographic Operations. Our direct title operations are divided into approximately 180 profit centers. Each profit center processes title insurance transactions within its geographical area, which is usually identified by a county, a group of counties forming a region, or a state, depending on the management structure in that part of the country. We also transact title insurance business through a network of approximately 5,300 agents, primarily in those areas in which agents are the more prevalent title insurance provider. Substantially all of our revenues are generated in the United States.

The following table sets forth the approximate dollar and percentage volumes of our title insurance premium revenue by state:

	Year Ended December 31,					
	2022		2021		2020	
	Amount	%	Amount	%	Amount	%
	(Dollars in millions)					
Texas	$ 1,027	15.0 %	$ 1,112	13.0 %	$ 778	12.3 %
California	819	12.0	1,251	14.6	958	15.2
Florida	722	10.6	799	9.3	540	8.6
Pennsylvania	356	5.2	439	5.1	303	4.8
Illinois	360	5.3	436	5.1	312	5.0
All others	3,550	51.9	4,516	52.9	3,407	54.1
Totals	$ 6,834	100.0 %	$ 8,553	100.0 %	$ 6,298	100.0 %

F&G

The following factors represent some of the key trends and uncertainties that have influenced the development of our F&G segment and its historical financial performance, and we believe these key trends and uncertainties will continue to influence the business and financial performance of our F&G segment in the future.

COVID-19 Pandemic

The health, economic and business conditions precipitated by the worldwide COVID-19 pandemic that emerged in 2020 increased our mortality experience in 2021 and 2020 in both our single premium immediate annuity ("SPIA") and IUL business which largely offset each other. As of December 31, 2022, we have not seen a sustained elevated level of adverse policyholder experience from the impact of COVID-19 on the overall business.

Market Conditions

Market volatility has affected, and may continue to affect, our business and financial performance in varying ways. Volatility can pressure sales and reduce demand as consumers hesitate to make financial decisions. To enhance the attractiveness and profitability of our products and services, we continually monitor the behavior of our customers, as evidenced by annuitization rates and lapse rates, which vary in response to changes in market conditions. See Item 1A of Part I of this Annual Report for further discussion of risk factors that could affect market conditions.

Interest Rate Environment

Some of our F&G products include guaranteed minimum crediting rates, most notably our fixed rate annuities. As of December 31, 2022, our reserves, net of reinsurance, and average crediting rate on our fixed rate annuities were $6.0 billion and 3%, respectively. We are required to pay the guaranteed minimum crediting rates even if earnings on our investment portfolio decline, which would negatively impact earnings. In addition, we expect more policyholders to hold policies with comparatively high guaranteed rates for a longer period in a low interest rate environment. Conversely, a rise in average yield on our investment portfolio would increase earnings if the average interest rate we pay on our products does not rise correspondingly. Similarly, we expect that policyholders would be less likely to hold policies with existing guarantees as interest rates rise and the relative value of other new business offerings are increased, which would negatively impact our earnings and cash flows.

See "Item 7A. Quantitative and Qualitative Disclosure about Market Risk" for a more detailed discussion of interest rate risk.

Aging of the U.S. Population

We believe that the aging of the U.S. population will increase the demand for our FIA and IUL products. As the "baby boomer" generation prepares for retirement, we believe that demand for retirement savings, growth, and income products will grow. Over 10,000 people will turn 65 each day in the United States over the next 15 years, and according to the U.S. Census Bureau, the proportion of the U.S. population over the age of 65 is expected to grow from 18% in 2022 to 21% in 2035. The impact of this growth may be offset to some extent by asset outflows as an increasing percentage of the population begins withdrawing assets to convert their savings into income.

Industry Factors and Trends Affecting Our Results of Operations

We operate in the sector of the insurance industry that focuses on the needs of middle-income Americans. The underserved middle-income market represents a major growth opportunity for us. As a tool for addressing the unmet need for retirement planning, we believe that many middle-income Americans have grown to appreciate the financial certainty that we believe annuities such as our FIA products afford. Accordingly, the FIA market grew from nearly $12 billion of sales in 2002 to $66 billion of sales in 2021. Additionally, this market demand has positively impacted the IUL market as it has expanded from $100 million of annual premiums in 2002 to $2 billion of annual premiums in 2021.

Critical Accounting Policies and Estimates

The accounting estimates described below are those we consider critical in preparing our Consolidated Financial Statements. Management is required to make estimates and assumptions that can affect the reported amounts of assets and liabilities and disclosures with respect to contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates. See Note A *Business and Summary of Significant Accounting Policies* to our Consolidated Financial Statements included in Item 8 of Part II of this Annual Report for additional description of the significant accounting policies that have been followed in preparing our Consolidated Financial Statements.

Reserve for Title Claim Losses

Title companies issue two types of policies, owner's and lender's policies, since both the new owner and the lender in real estate transactions want to know that their interest in the property is insured against certain title defects outlined in the policy. An owner's policy insures the buyer against such defects for as long as he or she owns the property (as well as against warranty claims arising out of the sale of the property by such owner). A lender's policy insures the priority of the lender's security interest over the claims that other parties may have in the property. The maximum amount of liability under a title insurance policy is generally the face amount of the policy plus the cost of defending the insured's title against an adverse claim; however, occasionally we do incur losses in excess of policy limits. While most non-title forms of insurance, including property and casualty, provide for the assumption of risk of loss arising out of unforeseen future events, title insurance serves to protect the policyholder from risk of loss for events that predate the issuance of the policy.

Unlike many other forms of insurance, title insurance requires only a one-time premium for continuous coverage until another policy is warranted due to changes in property circumstances arising from refinance, resale, additional liens, or other events. Unless we issue the subsequent policy, we receive no notice that our exposure under our policy has ended and, as a result, we are unable to track the actual terminations of our exposures.

Our reserve for title claim losses includes reserves for known claims as well as for losses that have been incurred but not yet reported to us ("IBNR"), net of recoupments. We reserve for each known claim based on our review of the estimated amount of the claim and the costs required to settle the claim. Reserves for IBNR claims are estimates that are established at the time the premium revenue is recognized and are based upon historical experience and other factors, including industry trends, claim loss history, legal environment, geographic considerations, and the types of policies written. We also reserve for losses arising from closing and disbursement functions due to fraud or operational error.

The table below summarizes our reserves for known claims and incurred but not reported claims related to title insurance:

	December 31, 2022	%	December 31, 2021	%
	(Dollars in millions)			
Known claims	$ 195	10.8 %	$ 337	17.9 %
IBNR	1,615	89.2	1,546	82.1
Total Reserve for Title Claim Losses	$ 1,810	100.0 %	$ 1,883	100.0 %

Although claims against title insurance policies can be reported relatively soon after the policy has been issued, claims may be reported many years later. Historically, approximately 60% of claims are paid within approximately five years of the policy being written. By their nature, claims are often complex, vary greatly in dollar amounts and are affected by economic and market conditions, as well as the legal environment existing at the time of settlement of the claims. Estimating future title loss payments is difficult because of the complex nature of title claims, the long periods of time over which claims are paid, significantly varying dollar amounts of individual claims and other factors.

Our process for recording our reserves for title claim losses begins with analysis of our loss provision rate. We forecast ultimate losses for each policy year based upon historical policy year loss emergence and development patterns and adjust these to reflect policy year and policy type differences that affect the timing, frequency and severity of claims. We also use a technique that relies on historical loss emergence and on a premium-based exposure measurement. The latter technique is particularly applicable to the most recent policy years, which have few reported claims relative to an expected ultimate claim volume. After considering historical claim losses, reporting patterns and current market information, and analyzing quantitative and qualitative data provided by our legal, claims and underwriting departments, we determine a loss provision rate, which is recorded as a percentage of current title premiums. This loss provision rate is set to provide for losses on current year policies, but due to development of prior years and our long claim duration, it periodically includes amounts of estimated adverse or positive development on prior years' policies. Any significant adjustments to strengthen or release loss reserves resulting from the comparison with our actuarial analysis are made in addition to this loss provision rate. At each quarter end, our recorded reserve for claim losses is initially the result of taking the prior recorded reserve for claim losses, adding the current provision and subtracting actual paid claims, resulting in an amount that management then compares to the range of reasonable estimates provided by the actuarial calculation.

We recorded our loss provision rate at 4.5% for the years ended December 31, 2022, 2021 and 2020 related to policies written in those years. The provision rate in 2022, 2021, and 2020 is supported by stability in payments for prior policy years, and qualitative factors that would indicate consistency, including consistency in lender underwriting standards, extension of credit to quality borrowers, a high proportion of refinance activity, claims expense management, mechanic's lien underwriting practices, and fraud awareness by lenders, title insurers and settlement agents.

Due to the uncertainty inherent in the process and due to the judgment used by both management and our actuary, our ultimate liability may be greater or less than our carried reserves. If the recorded amount is within the actuarial range but not at the central estimate, we assess the position within the actuarial range by analysis of other factors in order to determine that the recorded amount is our best estimate. These factors, which are both qualitative and quantitative, can change from period to period, and include items such as current trends in the real estate industry (which we can assess, but for which there is a time lag in the development of the data), any adjustments from the actuarial estimates needed for the effects of unusually large or small claims, improvements in our claims management processes, and other cost saving measures. If the recorded amount is not within a reasonable range of our actuary's central estimate, we may have to record a charge or credit and reassess the loss provision rate on a go forward basis. We will continue to reassess the provision to be recorded in future periods consistent with this methodology.

The table below presents our title insurance loss development experience for the past three years:

		2022		2021		2020
		(In millions)				
Beginning balance	$	1,883	$	1,623	$	1,509
Change in reinsurance recoverable		(128)		94		34
Claims loss provision related to:						
Current year		308		385		283
Prior years		—		—		—
Total title claim loss provision		308		385		283
Claims paid, net of recoupments related to:						
Current year		(21)		(14)		(11)
Prior years		(232)		(205)		(192)
Total title claims paid, net of recoupments		(253)		(219)		(203)
Ending balance of claim loss reserve for title insurance	$	1,810	$	1,883	$	1,623
Title premiums	$	6,834	$	8,553	$	6,298

	2022	2021	2020
Provision for title insurance claim losses as a percentage of title insurance premiums:			
Current year	4.5 %	4.5 %	4.5 %
Prior years	—	—	—
Total provision	4.5 %	4.5 %	4.5 %

Actual claims payments consist of loss payments and claims management expenses offset by recoupments and were as follows (in millions):

		Loss Payments		Claims Management Expenses		Recoupments		Net Loss Payments
Year ended December 31, 2022	$	294	$	134	$	(175)	$	253
Year ended December 31, 2021		171		124		(76)		219
Year ended December 31, 2020		120		122		(39)		203

As of December 31, 2022 and 2021, our recorded reserves were $1,810 million and $1,883 million, respectively, which we determined were reasonable and represented our best estimate and these recorded amounts were within a reasonable range of the central estimates provided by our actuaries. Our recorded reserves were $90 million above the mid-point of the provided range of $1.5 billion to $2.0 billion of our actuarial estimates as of December 31, 2022. Our recorded reserves were $59 million above the mid-point of the provided range of our actuarial estimates of $1.5 billion to $2.0 billion as of December 31, 2021.

During 2022, 2021, and 2020, payment patterns were consistent with our actuaries' and management's expectations. Also, compared to prior years we have seen a leveling off of the ultimate loss ratios in more mature policy years, particularly 2006-2009. While we still see claims opened on these policy years, the proportion of our claims inventory represented by these policy years has continued to decrease. Additionally, we continued to see positive development relating to the 2011 through 2022 policy years, which we believe is indicative of more stringent underwriting standards by us and the lending industry. Also, any residential lender's policy claim paid relating to a property that is in foreclosure negates any potential loss under an owner's policy previously issued on the property as the owner has no equity in the property. Our ending open claim inventory decreased from approximately 9,600 claims at December 31, 2021 to approximately 9,100 claims at December 31, 2022. If actual claims loss development varies from what is currently expected and is not offset by other factors, it is possible that our recorded reserves may fall outside a reasonable range of our actuaries' central estimate, which may require additional reserve adjustments in future periods.

An approximate $68 million increase (decrease) in our annualized provision for title claim losses would occur if our loss provision rate were 1% higher (lower), based on 2022 title premiums of $6,834 million. A 10% increase (decrease) in our reserve for title claim losses, as of December 31, 2022, would result in an increase (decrease) in our provision for title claim losses of approximately $181 million.

Reserves for Future Policy Benefits and Product Guarantees

The determination of future policy benefit reserves is dependent on actuarial assumptions. The principal assumptions used to establish liabilities for future policy benefits are based on our experience. These assumptions are established at issue of the contract and include mortality, morbidity, contract full and partial surrenders, investment returns, annuitization rates and expenses. The assumptions used require considerable judgment. We review overall policyholder experience at least annually and update these assumptions when deemed necessary based on additional information that becomes available. For traditional life and immediate annuity products, assumptions used in the reserve calculation can only be changed if the reserve is deemed to be insufficient. For all other insurance products, changes in assumptions will be used to calculate reserves. These changes in assumptions will also incorporate changes in risk free rates and option market values. Changes in, or deviations from, the assumptions previously used can significantly affect our reserve levels and related results of operations.

Mortality is the incidence of death amongst policyholders triggering the payment of underlying insurance coverage by the insurer. In addition, mortality also refers to the ceasing of payments on life-contingent annuities due to the death of the annuitant. We utilize a combination of actual and industry experience when setting our mortality assumptions.

A surrender rate is the percentage of account value surrendered by the policyholder. A lapse rate is the percentage of account value canceled by us due to nonpayment of premiums. We make estimates of expected full and partial surrenders of our fixed annuity products. Our surrender rate experience in the years ended December 31, 2022 and 2021, and the seven month period ended December 31, 2020 on the fixed annuity products averaged 7%, 7% and 4%, respectively, which is within our assumed ranges. Management's best estimate of surrender behavior incorporates actual experience over the entire period, as we believe that, over the duration of the policies, we will experience the full range of policyholder behavior and market conditions. If actual surrender rates are significantly different from those assumed, such differences could have a significant effect on our reserve levels and related results of operations.

The assumptions used to establish the liabilities for our product guarantees require considerable judgment and are established as management's best estimate of future outcomes. We periodically review these assumptions and, if necessary, update them based on additional information that becomes available. Changes in or deviations from the assumptions used can significantly affect our reserve levels and related results of operations.

At issue, and at each subsequent valuation, we determine the present value of the cost of the Guaranteed Minimum Withdrawal Benefit ("GMWB") rider benefits and certain Guaranteed Minimum Death Benefit ("GMDB") riders in excess of benefits that are funded by the account value. We also calculate the present value of total expected policy assessments, including investment margins, if applicable. We accumulate a reserve equal to the portion of these assessments that would be required to fund the future benefits less benefits paid to date. In making these projections, a number of assumptions are made and we update these assumptions as experience emerges, and determined necessary. We began issuing our GMWB products in 2008, and future experience could lead to significant changes in our assumptions. If emerging experience deviates from our assumptions on GMWB utilizations, such deviations could have a significant effect on our reserve levels and related results of operations.

Our aggregate reserves for contractholder funds, future policy benefits and product guarantees on a direct and net basis as of December 31, 2022 and December 31, 2021 are summarized as follows:

(Dollars in millions)	Direct	Reinsurance Recoverable	Net
Fixed indexed annuities	$ 24,812	$ —	$ 24,812
Fixed rate annuities	9,359	(3,719)	5,640
Immediate annuities	4,007	(135)	3,872
Universal life	2,127	(947)	1180
Traditional life	1,777	(786)	991
Funding agreement backed notes ("FABN")	2,613	—	2,613
Pension risk transfer ("PRT")	2,461	—	2,461
Total	$ 47,156	$ (5,587)	$ 41,569

(Dollars in millions)	As of December 31, 2021		
	Direct	Reinsurance Recoverable	Net
Fixed indexed annuities	$ 23,370	$ —	$ 23,370
Fixed rate annuities	6,369	(1,689)	4,680
Immediate annuities	3,657	(133)	3,524
Universal life	1,981	(983)	998
Traditional life	1,823	(805)	1,018
Funding agreement backed notes	1,904	—	1,904
Pension risk transfer	1,153	—	1,153
Total	$ 40,257	$ (3,610)	$ 36,647

Fixed indexed annuities ("FIA") and indexed universal life ("IUL") products contain an embedded derivative; a feature that permits the holder to elect an interest rate return or an equity-index linked component, where interest credited to the contract is linked to the performance of various equity indices. The FIA/ IUL embedded derivatives are valued at fair value and included in the liability for contractholder funds in our Consolidated Balance Sheets with changes in fair value included as a component of Benefits and other changes in policy reserves in our Consolidated Statements of Earnings.

Valuation of Fixed Maturity, Preferred and Equity Securities, and Derivatives and Reinsurance Recoverable

Our fixed maturity securities have been designated as available-for-sale and are carried at fair value, net of allowance for expected credit losses, with unrealized gains and losses included in accumulated other comprehensive income (loss) ("AOCI"), net of associated adjustments for deferred acquisition costs ("DAC"), value of business acquired ("VOBA"), deferred sales inducements ("DSI"), unearned revenue ("UREV"), SOP 03-1 reserves, and deferred income taxes. Our equity securities are carried at fair value with unrealized gains and losses included in net income (loss). Realized gains and losses on the sale of investments are determined on the basis of the cost of the specific investments sold and are credited or charged to income on a trade date basis.

Management's assessment of all available data when determining fair value of the AFS securities is necessary to appropriately apply fair value accounting. Management utilizes information from independent pricing services, who take into account perceived market movements and sector news, as well as a security's terms and conditions, including any features specific to that issue that may influence risk and marketability. Depending on the security, the priority of the use of observable market inputs may change as some observable market inputs may not be relevant or additional inputs may be necessary. We generally obtain one value from our primary external pricing service. In situations where a price is not available from the independent pricing service, we may obtain broker quotes or prices from additional parties recognized to be market participants. We believe the broker quotes are prices at which trades could be executed based on historical trades executed at broker-quoted or slightly higher prices. When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies, including discounted cash flows, matrix pricing, or other similar techniques.

We validate external valuations at least quarterly through a combination of procedures that include the evaluation of methodologies used by the pricing services, comparisons to valuations from other independent pricing services, analytical reviews and performance analysis of the prices against trends, and maintenance of a securities watch list. See Note D *Fair Value of Financial Instruments* and Note E *Investments* to our Consolidated Financial Statements included in Item 8 of Part II of this Annual Report.

The fair value of derivative assets and liabilities is based upon valuation pricing models and represents what we would expect to receive or pay at the balance sheet date if we canceled the options, entered into offsetting positions, or exercised the options. Fair values for these instruments are determined internally using a conventional model and market observable inputs, including interest rates, yield curve volatilities and other factors. Credit risk related to the counterparty is considered when estimating the fair values of these derivatives. However, we are largely protected by collateral arrangements with counterparties when individual counterparty exposures exceed certain thresholds. The fair value of futures contracts at the balance sheet date represents the cumulative unsettled variation margin (open trade equity net of cash settlements). The fair values of the embedded derivatives in our FIA and IUL contracts are derived using market value of options, use of current and budgeted option cost, swap rates, mortality rates, surrender rates, partial withdrawals, and non-performance spread and are classified as Level 3. The discount rate used to determine the fair value of our FIA/ IUL embedded derivative liabilities includes an adjustment to reflect the risk that these obligations will not be fulfilled ("non-performance risk"). For the years ended December 31, 2022 and December 31, 2021, our non-performance risk adjustment was based on the expected loss due to default in debt obligations for similarly rated financial companies. See Note D *Fair Value of Financial Instruments* and Note F *Derivative Financial Instruments* to our Consolidated Financial Statements included in Item 8 of Part II of this Annual Report.

As discussed in Note O *F&G Reinsurance* of our Consolidated Financial Statements included in Item 8 of Part II of this Report, F&G entered into a reinsurance agreement with Kubera Insurance (SAC) Ltd. ("Kubera") effective December 31, 2018, to cede certain multi-year guaranteed annuities ("MYGA") and deferred annuity GAAP and statutory reserves on a coinsurance funds withheld basis, net of applicable existing reinsurance. Effective October 31, 2021, this agreement was novated from Kubera to Somerset. Additionally, F&G entered into a reinsurance agreement with Aspida Re effective January 1, 2021, to cede a quota share of certain deferred annuity business on a funds withheld basis. Fair value movements in the funds withheld balances associated with these arrangements create an obligation for F&G to pay Somerset and Aspida Re at a later date, which results in embedded derivatives. These embedded derivatives are considered total return swaps with contractual returns that are attributable to the assets and liabilities associated with the reinsurance arrangements. The fair value of the total return swaps are based on the change in fair value of the underlying assets held in the funds withheld portfolio. Investment results for the assets that support the coinsurance with funds withheld reinsurance arrangement, including gains and losses from sales, are passed directly to the reinsurer pursuant to contractual terms of the reinsurance arrangement. The reinsurance related embedded derivatives are reported in Accounts payable and accrued liabilities on the Consolidated Balance Sheets and the related gains or losses are reported in Recognized gains and losses, net on the Consolidated Statements of Earnings.

We categorize our fixed maturity securities, preferred securities, equity securities and derivatives into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. The following table presents the fair value of fixed maturity securities and equity securities by pricing source, hierarchy level and net asset value ("NAV") as of December 31, 2022 and December 31, 2021.

(Dollars in millions)	Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)		NAV		Total	
As of December 31, 2022										
Fixed maturity securities available-for-sale and equity securities:										
Prices via third-party pricing services	$	1,333	$	25,197	$	1,234	$	—	$	27,764
Priced via independent broker quotations		—		—		6,846		—		6,846
Priced via other methods		—		—		18		47		65
Total	$	1,333	$	25,197	$	8,098	$	47	$	34,675
% of Total		4 %		73 %		23 %		— %		100 %

(Dollars in millions)	Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)		NAV		Total	
As of December 31, 2021										
Fixed maturity securities available-for-sale and equity securities:										
Prices via third-party pricing services	$	1,892	$	26,389	$	920	$	—	$	29,201
Priced via independent broker quotations	$	—	$	—	$	4,538	$	—		4,538
Priced via other methods	$	—	$	—	$	66	$	48		114
Total	$	1,892	$	26,389	$	5,524	$	48	$	33,853
% of Total		6 %		78 %		16 %		— %		100 %

Goodwill

We have made acquisitions that have resulted in a significant amount of goodwill. As of December 31, 2022 and 2021, goodwill was $4,642 million and $4,539 million, respectively. The majority of our goodwill as of December 31, 2022 relates to goodwill recorded in connection with the Chicago Title merger in 2000, our initial acquisition of an ownership interest in ServiceLink in 2014 and our acquisition of F&G in 2020. Refer to Note N *Goodwill* to our Consolidated Financial Statements included in Item 8 of Part II of this Annual Report for a summary of recent changes in our Goodwill balance.

In evaluating the recoverability of goodwill, we perform a qualitative analysis at the reporting unit level to determine whether it is more likely than not that the fair value of our recorded goodwill exceeds its carrying value. Based on the results of this analysis, an annual goodwill impairment test may be completed based on an analysis of the discounted future cash flows generated by the underlying assets. The process of determining whether or not goodwill is impaired or recoverable relies on projections of future cash flows, operating results and market conditions. Future cash flow estimates are based partly on projections of market conditions such as the volume and mix of refinance and purchase transactions and interest rates, which are beyond our control and are likely to fluctuate. While we believe that our estimates of future cash flows are reasonable, these estimates are not guarantees of future performance and are subject to risks and uncertainties that may cause actual results to differ from what is assumed in our impairment tests. Such analyses are particularly sensitive to changes in estimates of future cash flows and discount rates. Changes to these estimates might result in material changes in fair value and determination of the recoverability of goodwill, which may result in charges against earnings and a reduction in the carrying value of our goodwill in the future. We completed annual goodwill impairment analyses in the fourth quarter of each period presented using a September 30 measurement date. For the years ended December 31, 2022, 2021 and 2020, we determined there were no events or circumstances that indicated that the carrying value exceeded the fair value.

VOBA, DAC and DSI

Our intangible assets include an intangible asset reflecting the value of insurance and reinsurance contracts acquired (hereafter referred to as VOBA, DAC and DSI).

VOBA is an intangible asset that reflects the amount recorded as insurance contract liabilities less the estimated fair value of in-force contracts ("VIF") in a life insurance company acquisition. It represents the portion of the purchase price that is allocated to the value of the rights to receive future cash flows from the business in force at the acquisition date. VOBA is a function of the VIF, current GAAP reserves, GAAP assets, and deferred tax liability. The VIF is determined by the present value of statutory distributable earnings less opening required capital, and is sensitive to assumptions including the discount rate, surrender rates, partial withdrawals, utilization rates, projected investment spreads, mortality, and expenses.

DAC consists principally of commissions. Additionally, acquisition costs that are incremental, direct costs of successful contract acquisition are capitalized as DAC. Indirect or unsuccessful acquisition costs, maintenance, product development and overhead expenses are charged to expense as incurred. DSI consists of contract enhancements such as premium and interest bonuses credited to policyholder account balances.

DAC, DSI, and VOBA are subject to loss recognition testing on a quarterly basis or when an event occurs that may warrant loss recognition.

For annuity and IUL products, DAC, DSI and VOBA are generally being amortized in proportion to estimated gross profits from net investment spread margins, surrender charges and other product fees, policy benefits, maintenance expenses, mortality, and recognized gains and losses on investments. Current and future period gross profits for FIA contracts also include the impact of amounts recorded for the change in fair value of derivatives and the change in fair value of embedded derivatives. At each valuation date, the most recent quarter's estimated gross profits are updated with actual gross profits and the assumptions underlying future estimated gross profits are evaluated for continued reasonableness. If the update of assumptions causes estimated gross profits to increase, DAC, DSI and VOBA amortization will decrease, resulting in lower amortization expense in the period. The opposite result occurs when the assumption update causes estimated gross profits to decrease. Current period amortization is adjusted retrospectively through an unlocking process when estimates of current or future gross profits (including the impact of recognized investment gains and losses) to be realized from a group of products are revised. Our estimates of future gross profits are based on actuarial assumptions related to the underlying policies' terms, lives of the policies, duration of contract, yield on investments supporting the liabilities, cost to fund policy obligations, and level of expenses necessary to maintain the polices over their entire lives.

Changes in assumptions can have a significant impact on DAC, DSI and VOBA, amortization rates and results of operations. Assumptions are management's best estimate of future outcomes, and require considerable judgment. We periodically review assumptions against actual experience, and update our assumptions based on historical results and our best estimates of future experience when additional information becomes available.

Estimated future gross profits are sensitive to changes in interest rates, which are the most significant component of gross profits. Assumptions related to interest rate spreads and credit losses also impact estimated gross profits for products with credited rates. These assumptions are based on the current investment portfolio yields and credit quality, estimated future crediting rates, capital markets, and estimates of future interest rates and defaults. Significant assumptions also include policyholder behavior assumptions, such as surrender, lapse, and annuitization rates. We use a combination of actual and industry experience when setting and updating our policyholder behavior assumptions.

We perform sensitivity analyses to assess the impact that certain assumptions have on DAC, DSI, VOBA. The following table presents the estimated instantaneous net impact to income before income taxes of various assumption changes on our DAC, DSI, and VOBA. The effects, increase or (decrease), presented are not representative of the aggregate impacts that could result if a combination of such changes to interest rates and other assumptions occurred.

(Dollars in millions)	As of December 31, 2022	As of December 31, 2021
A change to the long-term interest rate assumption of -50 basis points	$ (113)	$ (91)
A change to the long-term interest rate assumption of +50 basis points	93	75
An assumed 10% increase in surrender rate	(6)	(4)

Assumptions regarding shifts in market factors may be overly simplistic and not indicative of actual market behavior in stress scenarios.

Lower assumed interest rates or higher assumed annuity surrender rates tend to decrease the balances of DAC, DSI and VOBA, thus decreasing income before income taxes. Higher assumed interest rates or lower assumed annuity surrender rates tend to increase the balances of DAC, DSI and VOBA, thus increasing income before income taxes.

Accounting for Income Taxes

As part of the process of preparing the consolidated financial statements, we are required to determine income taxes in each of the jurisdictions in which we operate. This process involves estimating actual current tax expense together with assessing temporary differences resulting from differing recognition of items for income tax and accounting purposes. These differences result in deferred income tax assets and liabilities, which are included within the Consolidated Balance Sheets. We must then assess the likelihood that deferred income tax assets will be realized and, to the extent we believe that realizability is not likely, establish a valuation allowance. Determination of income tax expense requires estimates and can involve complex issues that may require an extended period to resolve. Further, the estimated level of annual pre-tax income can cause the overall effective income tax rate to vary from period to period. We believe that our tax positions comply with applicable tax law and that we adequately provide for any known tax contingencies. We believe the estimates and assumptions used to support our evaluation of tax benefit realization are reasonable. Final determination of prior-year tax liabilities, either by settlement with tax authorities or expiration of statutes of limitations, could be materially different than estimates reflected in assets and liabilities and historical income tax provisions. The outcome of these final determinations could have a material effect on our income tax provision, net income or cash flows in the period that determination is made.

For the year ended December 31, 2022, changes in market conditions, including rising interest rates, resulted in deferred tax assets related to the net unrealized capital losses in the Company's investment portfolio. U.S. GAAP requires the evaluation of the recoverability of deferred tax assets and the establishment of a valuation allowance, if necessary, to reduce the deferred tax asset to an amount that is more likely than not to be realized. When assessing the need for valuation allowance on the unrealized capital loss deferred tax assets, we assert a tax planning strategy to hold the vast majority of underlying securities to recovery or maturity. Our ability to assert such a tax planning strategy is dependent upon factors such as the Company's asset/liability matching process, overall investment strategy, projected future annuity product sales, and expected liquidity needs. In the event these estimates differ from our prior estimates due to the receipt of new information, we may be required to significantly change the income tax expense recorded in the Consolidated Financial Statements. This includes a further significant decline in value of assets incorporated into our tax planning strategies which could lead to an increase of our valuation allowance on deferred tax assets having an adverse effect on current and future results.

Refer to Note T *Income Taxes* to our Consolidated Financial Statements in Item 8 of Part II of this Annual Report for details.

Results of Operations

Consolidated Results of Operations

Net Earnings. The following table presents certain financial data for the years indicated:

		Year Ended December 31,				
		2022		**2021**		**2020**
		(In millions)				
Revenues:						
Direct title insurance premiums	$	2,858	$	3,571	$	2,699
Agency title insurance premiums		3,976		4,982		3,599
Escrow, title-related and other fees		4,324		4,795		3,092
Interest and investment income		1,891		1,961		900
Recognized gains and losses, net		(1,493)		334		488
Total revenues		11,556		15,643		10,778
Expenses:						
Personnel costs		3,192		3,528		2,951
Agent commissions		3,064		3,821		2,749
Other operating expenses		1,721		1,929		1,759
Benefits and other changes in policy reserves		1,125		2,138		866
Depreciation and amortization		496		645		296
Provision for title claim losses		308		385		283
Interest expense		115		114		90
Total expenses		10,021		12,560		8,994
Earnings before income taxes and equity in earnings of unconsolidated affiliates		1,535		3,083		1,784
Income tax expense		398		713		322
Equity in earnings of unconsolidated affiliates		15		64		15
Net earnings from continuing operations	$	1,152	$	2,434	$	1,477

Revenues.

Total revenues decreased by $4,087 million in 2022 compared to 2021, primarily attributable to decreases in both direct and agency premiums, decreases in escrow title-related and other fees, decreases in interest and investment income and net recognized losses on our investment holdings in 2022 as compared to net recognized gains on our investment holdings in 2021. Total revenues increased by $4,865 million in 2021 compared to 2020, primarily attributable to increases in both direct and agency premiums, increases in escrow title-related and other fees and increases in interest and investment income, partially offset by a decrease in recognized gains on our investment holdings.

See Note L *Revenue Recognition* to our Consolidated Financial Statements included in Item 8 of Part II of this Annual Report for a breakout of our consolidated revenues.

Total net earnings from continuing operations decreased by $1,282 million in 2022 compared to 2021, and increased by $957 million in 2021 compared to 2020.

The change in revenue and net earnings from our reportable segments is discussed in further detail at the segment level below.

Interest and investment income levels are primarily a function of securities markets, interest rates and the amount of cash available for investment. Interest and investment income was $1,891 million, $1,961 million, and $900 million for the years ended December 31, 2022, 2021, and 2020, respectively. The increase in 2021 as compared to 2020 is primarily attributable to a full year of activity in our F&G segment.

Recognized gains and losses, net totaled $(1,493) million, $334 million, and $488 million for the years ended December 31, 2022, 2021, and 2020, respectively. Recognized gains and losses, net for the year ended December 31, 2022 are primarily attributable to realized losses on derivatives of $515 million, losses on sales of fixed maturity securities of $282 million, losses on sales of mortgages and other assets of $80 million, losses on sales of equity and preferred securities of $31 million and non-cash valuation losses on equity and preferred security holdings of $584 million. Recognized gains and losses, net for the year ended December 31, 2021 are primarily attributable to realized gains on derivatives of $655 million, gains on sales of fixed maturity securities of $114 million and gains on sales of mortgages and other assets of $13 million, partially offset by losses on sales of equity and preferred securities of $19 million and non-cash net valuation losses on equity and preferred securities of $429 million. Recognized gains and losses, net for the year ended December 31, 2020 are primarily attributable to non-cash valuation gains on equity and preferred security holdings of $208 million, realized gains on derivatives of $192 million, gains on sales of fixed maturity, preferred and equity securities of $148 million, losses on other assets of $25 million and losses on mortgage loans of $32 million.

See Note E *Investments* to our Consolidated Financial Statements included in Item 8 of Part II of this Annual Report for a breakout of our consolidated interest and investment income and realized gains and losses.

Expenses.

Our operating expenses consist primarily of Personnel costs; Other operating expenses, which in our Title segment are incurred as orders are received and processed; Agent commissions, which are incurred as title agency revenue is recognized; and Benefits and other changes in policy reserves, which in our F&G segment are charged to earnings in the period they are earned by the policyholder based on their selected strategy. For traditional life and immediate annuities, policy benefit claims are charged to expense in the period that the claims are incurred, net of reinsurance recoveries. Title insurance premiums, escrow and title-related fees are generally recognized as income at the time the underlying transaction closes or other service is provided. Direct title operations revenue often lags approximately 45-60 days behind expenses, therefore; gross margins may fluctuate. The changes in the market environment, mix of business between direct and agency operations and the contributions from our various business units have historically impacted margins and net earnings. We have implemented programs and have taken necessary actions to maintain expense levels consistent with revenue streams. However, a short-term lag exists in reducing controllable fixed costs and certain fixed costs are incurred regardless of revenue levels.

Personnel costs include base salaries, commissions, benefits, stock-based compensation and bonuses paid to employees, and are one of our most significant operating expenses.

Agent commissions represent the portion of premiums retained by our third-party agents pursuant to the terms of their respective agency contracts.

Benefit expenses for deferred annuity, FIA and IUL policies include index credits and interest credited to contractholder account balances and benefit claims in excess of contract account balances, net of reinsurance recoveries. Other changes in policy reserves include the change in the fair value of the FIA embedded derivative and the change in the reserve for secondary guarantee benefit payments. Other changes in policy reserves also include the change in reserves for life insurance products.

Other operating expenses consist primarily of facilities expenses, title plant maintenance, premium taxes (which insurance underwriters are required to pay on title premiums in lieu of franchise and other state taxes), appraisal fees and other cost of sales on ServiceLink product offerings and other title-related products, postage and courier services, computer services, professional services, travel expenses, general insurance and bad debt expense on our trade and notes receivable.

The Provision for title claim losses includes an estimate of anticipated title and title-related claims, and escrow losses.

The change in expenses attributable to our reportable segments is discussed in further detail at the segment level below.

Income tax expense was $398 million, $713 million, and $322 million for the years ended December 31, 2022, 2021, and 2020 respectively. Income tax expense as a percentage of earnings before income taxes was 25.9%, 23.1%, and 18.0% in the years ended December 31, 2022, 2021, and 2020 respectively. The increase in income tax expense as a percentage of earnings before taxes in 2022 as compared to 2021 is primarily attributable to the recording of a valuation allowance in 2022 for tax benefits associated with deferred tax assets related to unrealized losses on equity securities for which it is not more likely than not that we will not be able to realize the benefit for tax purposes, partially offset by the tax benefit of realized capital losses carried back to 2017. The increase in income tax expense as a percentage of earnings before taxes in 2021 when compared to 2020 is primarily attributable to valuation allowance releases and the tax status change recorded by F&G in 2020.

For the year ended December 31, 2022, changes in market conditions, including rising interest rates, resulted in deferred tax assets related to the net unrealized capital losses in the Company's investment portfolio. U.S. GAAP requires the evaluation of the recoverability of deferred tax assets and the establishment of a valuation allowance, if necessary, to reduce the deferred tax asset to an amount that is more likely than not to be realized.

When assessing the need for valuation allowance for the F&G segment on the unrealized capital loss deferred tax assets, F&G asserts a tax planning strategy to hold the vast majority of underlying securities to recovery or maturity. F&G's ability to assert such a tax planning strategy is dependent upon factors such as F&G's asset/liability matching process, overall investment strategy, projected future annuity product sales, and expected liquidity needs.

In the event these estimates differ from our prior estimates due to the receipt of new information, the Company may be required to significantly change the income tax expense recorded in the Consolidated Financial Statements. This includes a further significant decline in value of assets incorporated into our tax planning strategies which could lead to an increase of our valuation allowance on deferred tax assets having an adverse effect on current and future results.

Title

The following table presents the results of operations of our Title segment for the years indicated:

		Year Ended December 31,				
		2022		**2021**		**2020**
				(In millions)		
Revenues:						
Direct title insurance premiums	$	2,858	$	3,571	$	2,699
Agency title insurance premiums		3,976		4,982		3,599
Escrow, title-related and other fees		2,502		3,228		2,782
Interest and investment income		213		109		151
Recognized gains and losses, net		(443)		(393)		143
Total revenues		9,106		11,497		9,374
Expenses:						
Personnel costs		2,987		3,292		2,778
Agent commissions		3,064		3,821		2,749
Other operating expenses		1,515		1,725		1,536
Depreciation and amortization		142		138		149
Provision for title claim losses		308		385		283
Interest expense		—		—		1
Total expenses		8,016		9,361		7,496
Earnings from continuing operations, before income taxes and equity in earnings of unconsolidated affiliates	$	1,090	$	2,136	$	1,878
Orders opened by direct title operations (in thousands)		1,594		2,689		2,950
Orders closed by direct title operations (in thousands)		1,222		2,169		2,052
Fee per file by direct title operations (in dollars)	$	3,381	$	2,467	$	2,067

Total revenues for the Title segment decreased by $2,391 million, or 21%, in the year ended December 31, 2022 when compared to 2021. Total revenues for the Title segment increased by $2,123 million, or 23%, in the year ended December 31, 2021 when compared to 2020. The decrease in the year ended December 31, 2022 as compared to 2021 is primarily attributable to decreases in both our direct and agency premiums, decreases in escrow, title-related and other fees and an increase in non-cash valuation losses on our equity and preferred investment holdings, partially offset by an increase in interest and investment income. The increase in the year ended December 31, 2021 as compared to 2020 is primarily attributable to increases in both our direct and agency premiums, and increases in escrow, title-related and other fees, partially offset by a decrease in interest and investment income, and an increase in non-cash valuation losses on our equity and preferred investment holdings.

The following table presents the percentages of title insurance premiums generated by our direct and agency operations:

	Year Ended December 31,					
	2022		2021		2020	
	Amount	%	Amount	%	Amount	%
	(Dollars in millions)					
Title premiums from direct operations	$ 2,858	41.8 %	$ 3,571	41.8 %	$ 2,699	42.9 %
Title premiums from agency operations	3,976	58.2	4,982	58.2	3,599	57.1
Total title premiums	$ 6,834	100.0 %	$ 8,553	100.0 %	$ 6,298	100.0 %

Title premiums decreased by 20% in the year ended December 31, 2022 as compared to 2021. The decrease is primarily attributable to a decrease in Title premiums from direct operations of $713 million, or 20%, and a decrease in Title premiums from agency operations of $1,006 million, or 20%. Title premiums increased by 36% in the year ended December 31, 2021 as compared to 2020. The increase is primarily attributable to an increase in Title premiums from direct operations of $872 million, or 32%, and an increase in Title premiums from agency operations of $1,383 million, or 38%.

The following table presents the percentages of opened and closed title insurance orders generated by purchase and refinance transactions by our direct operations:

	Year Ended December 31,		
	2022	2021	2020
Opened title insurance orders from purchase transactions (1)	71.1 %	48.9 %	39.0 %
Opened title insurance orders from refinance transactions (1)	28.9	51.1	61.0
	100.0 %	100.0 %	100.0 %
Closed title insurance orders from purchase transactions (1)	67.9 %	44.9 %	39.8 %
Closed title insurance orders from refinance transactions (1)	32.1	55.1	60.2
	100.0 %	100.0 %	100.0 %

_____

(1)   Percentages exclude consideration of an immaterial number of non-purchase and non-refinance orders.

Title premiums from direct operations decreased in the year ended December 31, 2022 as compared to 2021. The decrease is primarily attributable to a decrease in total closed order volume, partially offset by an increase in fee per file. Title premiums from direct operations increased in 2021 as compared to 2020, primarily due to an increase in total closed order volume, driven by an increase in purchase order volume and an increase in fee per file, partially offset by a decline in refinance volume. The residential refinance market has considerably lower fees per closed order than commercial or residential purchase transactions.

We experienced a decrease in closed title insurance order volumes from both purchase and refinance transactions in the year ended December 31, 2022 as compared to 2021. Total closed order volumes were 1,222,000 in the year ended December 31, 2022 compared to 2,169,000 in the year ended December 31, 2021, an overall decrease of 43.7%. Total closed order volumes from refinance transactions, which have a lower fee per file than purchase transactions, were 369,000 in the year ended December 31, 2022 compared to 1,172,000 in the year ended December 31, 2021, an overall decrease of 69%. The decrease in 2022 is primarily attributable to higher average mortgage interest rates in 2022 as compared to 2021. Total closed order volumes were 2,169,000 in the year ended December 31, 2021 compared to 2,052,000 in the year ended December 31, 2020, an overall increase of 5.7%.The decrease in refinance transactions in 2021 is primarily attributable to the surge in residential refinance transactions in 2020 and the first half of 2021, resulting in a decline in the population of eligible refinance candidates in the second half of 2021.

Total opened title insurance order volumes decreased in the year ended December 31, 2022, as compared to 2021. The decrease in 2022 was attributable to decreases in both opened title orders from purchase transactions and refinance transactions. Total opened title insurance order volumes decreased in the year ended December 31, 2021, as compared to 2020. The decrease in 2021 was attributable to decreased opened title orders from refinance transactions, partially offset by an increase in purchase transactions.

The average fee per file in our direct operations was $3,381 in the year ended December 31, 2022, compared to $2,467 in the year ended December 31, 2021. The increase in average fee per file in 2022 as compared to 2021 reflects an increased proportion of purchase transactions relative to total closed orders and a stable commercial market. The average fee per file in our direct operations was $2,467 in the year ended December 31, 2021, compared to $2,067 in the year ended December 31, 2020. The increase in average fee per file in 2021 as compared to 2020 reflects an increased proportion of purchase transactions relative to total closed orders and a stronger commercial market compared to 2020. The fee per file tends to change as the mix of refinance and purchase transactions changes, because purchase transactions involve the issuance of both a lender's policy and an owner's policy, resulting in higher fees, whereas refinance transactions only require a lender's policy, resulting in lower fees.

Title premiums from agency operations decreased $1,006 million, or 20%, in the year ended December 31, 2022 as compared to 2021, and increased $1,383 million, or 38%, in the year ended December 31, 2021 as compared to 2020. The current trends in the agency business reflect a softening residential purchase environment in many markets throughout the country and a dramatic decline in residential refinance transactions, consistent with trends in the direct business. In addition in 2021 and 2020, lower mortgage rates during those years resulted in a surge in refinance business with agents, which was further impacted by changes in underlying real estate activity in the geographic regions in which the independent agents operate.

Escrow, title-related and other fees decreased by $726 million, or 22%, in the year ended December 31, 2022 as compared to 2021, and increased by $446 million, or 16%, in the year ended December 31, 2021 as compared to 2020. Escrow fees, which are more closely related to our direct operations, decreased by $414 million, or 30%, in the year ended December 31, 2022, as compared to 2021, and increased $225 million, or 19%, in the year ended December 31, 2021 as compared to 2020. The decrease in the year ended December 31, 2022 as compared to 2021 is primarily due to the decrease in closed order volume including the decline in residential refinance volume, which have relatively higher escrow fees than residential purchase and commercial transactions. The increase in the year ended December 31, 2021 as compared to 2020 is primarily due to the increase in closed order volume. Other fees in the Title segment, excluding escrow fees, decreased by $311 million, or 17%, in the year ended December 31, 2022 as compared to 2021, and increased $221 million, or 14%, in the year ended December 31, 2021 as compared to 2020. The decrease in Other fees in the year ended December 31, 2022 as compared to 2021 was primarily driven by a decrease in revenues related to our ServiceLink business in addition to decreases in various individually immaterial items. The increase in Other fees in the year ended December 31, 2021 as compared to 2020 was primarily driven by an increase in revenues related to our ServiceLink business in addition to increases in various individually immaterial items. The change in both escrow fees and other fees is directionally consistent with the change in title premiums from direct operations in 2022 and 2021.

Interest and investment income levels are primarily a function of securities markets, interest rates and the amount of cash available for investment. Interest and investment income increased $104 million, or 95%, in the year ended December 31, 2022, as compared to 2021, and decreased $42 million, or 28%, in the year ended December 31, 2021 as compared to 2020. The increase in the year ended December 31, 2022 as compared to 2021 was primarily attributable to increased income from our tax-deferred property exchange business and higher yields on our short-term investments when compared to 2021. The decrease in the year ended December 31, 2021 as compared to 2020 was primarily attributable to decreased average fixed maturity portfolio balances, decreased dividends on preferred and common stocks and a decline in interest on cash and short-term investments.

Recognized net losses were $443 million and $393 million in the years ended December 31, 2022 and 2021, respectively. Recognized net gains were $143 million in the year ended December 31, 2020. The variability in recognized gains and losses, net is primarily attributable to fluctuations in non-cash valuation changes on our equity and preferred security holdings in addition to various other individually immaterial items.

Personnel costs include base salaries, commissions, benefits, stock-based compensation and bonuses paid to employees, and are one of our most significant operating expenses. Personnel costs decreased $305 million, or 9%, in the year ended December 31, 2022, as compared to 2021, and increased $514 million, or 19% in the year ended December 31, 2021 as compared to 2020. The decrease in the year ended December 31, 2022 as compared to 2021 is primarily attributable to lower average head count in 2022 in response to the significant decline in refinance orders and the recent declines in purchase and commercial orders, partially offset by an increase in the 401(k) match in 2022. The increase in the year ended December 31, 2021 as compared to 2020 is primarily attributable to increased commissions driven by the increases in year-over-year closed title order volumes. Personnel costs as a percentage of total revenues from direct title premiums and escrow, title-related and other fees were 56%, 48% and 51% for the years ended December 31, 2022, 2021 and 2020, respectively. Average employee count in the Title segment was 25,157, 27,297, and 24,638 in the years ended December 31, 2022, 2021 and 2020, respectively.

Other operating expenses decreased by $210 million, or 12%, in the year ended December 31, 2022 as compared to 2021, and increased $189 million, or 12%, in the year ended December 31, 2021 compared to 2020. Other operating expenses as a percentage of total revenue excluding agency premiums, interest and investment income, and recognized gains and losses were 28%, 25% and 28% in the years ended December 31, 2022, 2021 and 2020, respectively.

Agent commissions represent the portion of premiums retained by agents pursuant to the terms of their respective agency contracts. Agent commissions and the resulting percentage of agent premiums that we retain vary according to regional differences in real estate closing practices and state regulations.

The following table illustrates the relationship of agent premiums and agent commissions:

	Year Ended December 31,					
	2022		2021		2020	
	Amount	%	Amount	%	Amount	%
	(Dollars in millions)					
Agent premiums	$ 3,976	100.0 %	$ 4,982	100.0 %	$ 3,599	100.0 %
Agent commissions	3,064	77.1	3,821	76.7	2,749	76.4
Net retained agent premiums	$ 912	22.9 %	$ 1,161	23.3 %	$ 850	23.6 %

The claim loss provision for title insurance was $308 million, $385 million, and $283 million for the years ended December 31, 2022, 2021, and 2020 respectively. The provision reflects a provision rate of 4.5% of title premiums in all periods. We continually monitor and evaluate our loss provision level, actual claims paid, and the loss reserve position each quarter. This loss provision rate is set to provide for losses on current year policies, but due to development of prior years and our long claim duration, it periodically includes amounts of estimated adverse or positive development on prior years' policies.

F&G

Segment Overview

Through our majority owned F&G subsidiary, which we acquired on June 1, 2020, we provide our principal annuity and life insurance products through the insurance subsidiaries composing our F&G segment, FGL Insurance and FGL NY Insurance. Our customers range across a variety of age groups and are concentrated in the middle-income market. Our Fixed Indexed Annuity ("FIA") products provide for pre-retirement wealth accumulation and post-retirement income management. Our Indexed Universal Life Insurance ("IUL") products provide wealth protection and transfer opportunities. Life and annuity products are primarily distributed through Independent Marketing Organizations ("IMOs") and independent insurance agents, and beginning in 2020, independent broker dealers and banks. Additionally, we provide funding agreements and pension risk transfer ("PRT") solutions to various institutions through consultants and brokers.

In setting the features and pricing of our flagship FIA products relative to our targeted net margin, we take into account our expectations regarding (1) the difference between the net investment income we earn and the sum of the interest credited to policyholders and the cost of hedging our risk on the policies; (2) fees, including surrender charges and rider fees, partly offset by vesting bonuses that we pay our policyholders; and (3) a number of related expenses, including benefits and changes in reserves, acquisition costs, and general and administrative expenses.

Key Components of Our Historical Results of Operations

Through our insurance subsidiaries, we issue a broad portfolio of deferred annuities (fixed indexed and fixed rate annuities), indexed universal life insurance, immediate annuities, funding agreements and pension risk transfer solutions. A deferred annuity is a type of contract that accumulates value on a tax deferred basis and typically begins making specified periodic or lump sum payments a certain number of years after the contract has been issued. Indexed universal life insurance is a complementary type of contract that accumulates value in a cash value account and provides a payment to designated beneficiaries upon the policyholder's death. An immediate annuity is a type of contract that begins making specified payments within one annuity period (e.g., one month or one year) and typically makes payments of principal and interest earnings over a period of time.

Under U.S. GAAP, premium collections for fixed indexed annuities, fixed rate annuities, immediate annuities and PRT without life contingency, and deposits received for funding agreements are reported in the financial statements as deposit liabilities (i.e., contractholder funds) instead of as sales or revenues. Similarly, cash payments to customers are reported as decreases in the liability for contractholder funds and not as expenses. Sources of revenues for products accounted for as deposit liabilities are net investment income, surrender, cost of insurance and other charges deducted from contractholder funds, and net realized gains (losses) on investments. Components of expenses for products accounted for as deposit liabilities are interest-sensitive and index product benefits (primarily interest credited to account balances or the hedging cost of providing index credits to the policyholder), amortization of VOBA, DAC, and DSI, other operating costs and expenses, and income taxes.

We hedge certain portions of our exposure to product related equity market risk by entering into derivative transactions. We purchase derivatives consisting predominantly of call options and, to a lesser degree, futures contracts (specifically for FIA contracts) on the equity indices underlying the applicable policy. These derivatives are used to offset the reserve impact of the index credits due to policyholders under the FIA and IUL contracts. The majority of all such call options are one-year options purchased to match the funding requirements underlying the FIA/IUL contracts. We attempt to manage the cost of these purchases through the terms of our FIA/IUL contracts, which permit us to change caps, spread, or participation rates on each policy's annual anniversary, subject to certain guaranteed minimums that must be maintained. The call options and futures contracts are marked to fair value with the change in fair value included as a component of net investment gains (losses). The change in fair value of the call options and futures contracts includes the gains and losses recognized at the expiration of the instruments' terms or upon early termination and the changes in fair value of open positions.

Earnings from products accounted for as deposit liabilities are primarily generated from the excess of net investment income earned over the sum of interest credited to policyholders and the cost of hedging our risk on FIA/IUL policies. With respect to FIAs/IULs, the cost of hedging our risk includes the expenses incurred to fund the index credits. Proceeds received upon expiration or early termination of call options purchased to fund annual index credits are recorded as part of the change in fair value of derivatives, and are largely offset by an expense for index credits earned on annuity contractholder fund balances.

In June 2021, we established a funding agreement-backed notes program (the "FABN Program"), pursuant to which FGL Insurance may issue funding agreements to a special purpose statutory trust (the "Trust") for spread lending purposes. The maximum aggregate principal amount permitted to be outstanding at any one time under the FABN Program is currently $5.0 billion. We also issue funding agreements through the Federal Home Loan Bank of Atlanta ("FHLB").

In July 2021, we entered the PRT market, pursuant to which FGL Insurance and FGL NY Insurance may issue group annuity contracts to discharge pension plan liabilities from a pension plan sponsor. Life contingent pension risk transfer premiums are included in life insurance premiums and other fees below.

F&G Results of Operations

The results of operations of our F&G segment for the years ended December 31, 2022 and December 31, 2021 and seven months ended December 31, 2020, were as follows:

		Year ended		Seven months ended
	December 31, 2022		December 31, 2021	December 31, 2020
		(In millions)		
Revenues:				
Life insurance premiums and other fees	$ 1,695	$	1,395	$ 138
Interest and investment income	1,655		1,852	743
Recognized gains and losses, net	(1,010)		715	352
Total revenues	2,340		3,962	1,233
Benefits and expenses:				
Benefits and other changes in policy reserves	1,125		2,138	866
Personnel costs	157		129	65
Other operating expenses	102		105	75
Depreciation and amortization	329		484	123
Interest expense	29		29	18
Total benefits and expenses	1,742		2,885	1,147
Pre-tax earnings (loss)	598		1,077	86
Income tax expense (benefit)	117		220	75
Net earnings (loss) from continuing operations	$ 481	$	857	$ 161
Earnings from discontinued operations, net of tax	—		8	(25)
Net earnings (loss)	$ 481	$	865	$ 136

Revenues

Life insurance premiums and other fees

Life insurance premiums and other fees primarily reflect premiums on life-contingent pension risk transfers and traditional life insurance products, which are recognized as revenue when due from the policyholder, as well as policy rider fees primarily on FIA policies, the cost of insurance on IUL policies and surrender charges assessed against policy withdrawals in excess of the policyholder's allowable penalty-free amounts (up to 10% of the prior year's value, subject to certain limitations). The following table summarizes the Life insurance premiums and other fees, on the Consolidated Statements of Earnings for the respective periods:

		Year ended		Seven months ended
	December 31, 2022		December 31, 2021	December 31, 2020
		(In millions)		
Life-contingent pension risk transfer premiums	$ 1,362	$	1,147	$ —
Traditional life insurance premiums	15		18	13
Life-contingent immediate annuity premiums	17		13	10
Surrender charges	58		33	13
Policyholder fees and other income	243		184	102
Life insurance premiums and other fees	$ 1,695	$	1,395	$ 138

- Life contingent pension risk transfer premiums for the year ended December 31, 2022 increased compared to the year ended December 31, 2021, due to increased PRT premiums, reflecting our first full year in the PRT market. As noted above, PRT premiums are subject to fluctuation period to period.

- Surrender charges increased for the years ended December 31, 2022 and December 31, 2021, primarily reflecting an increase in market value adjustments ("MVA") assessed on certain surrendered FIA policies. A market value adjustment ("MVA") will apply in most states to any withdrawal that incurs a surrender charge, subject to certain exceptions. The MVA is based on a formula that takes into account changes in interest rates since contract issuance.

Generally, if interest rates have risen, the MVA will decrease surrender value, whereas if rates have fallen, it will increase surrender value. In addition, surrender charges increases as a result of increased amounts assessed against policy withdrawals in excess of the policyholder's allowable penalty-free amounts primarily on our FIA policies.

- Policyholder fees and other income increased for the years ended December 31, 2022 and December 31, 2021, primarily due to increased GMWB rider fees, cost of insurance charges on IUL policies and IUL premium loads. GMWB rider fees are based on the policyholder's benefit base and are collected at the end of the policy year.

Interest and investment income

Below is a summary of interest and investment income:

		Year ended				Seven months ended	
		December 31, 2022		December 31, 2021		December 31, 2020	
		(In millions)					
Fixed maturity securities, available-for-sale	$	1,431	$	1,213	$	643	
Equity securities		17		11		7	
Preferred securities		49		47		35	
Mortgage loans		186		131		50	
Invested cash and short-term investments		33		7		—	
Limited partnerships		110		589		75	
Other investments		20		17		8	
Gross investment income		1,846		2,015		818	
Investment expense		(191)		(163)		(75)	
Net investment income	$	1,655	$	1,852	$	743	

Interest and investment income is shown net of amounts attributable to certain funds withheld reinsurance agreements which is passed along to the reinsurer in accordance with the terms of these agreements. Interest and investment income attributable to these agreements, and thus excluded from the totals in the table above, was $109 million, $53 million and $21 million, for the years ended December 31, 2022 and December 31, 2021, and the seven months ended December 31, 2020, respectively.

Recognized gains and losses, net

Below is a summary of the major components included in recognized gains and losses, net:

		Year ended				Seven months ended	
		December 31, 2022		December 31, 2021		December 31, 2020	
		(In millions)					
Net realized and unrealized (losses) gains on fixed maturity available-for-sale securities, equity securities and other invested assets	$	(461)	$	57	$	179	
Change in allowance for expected credit losses		(34)		4		(19)	
Net realized and unrealized (losses) gains on certain derivatives instruments		(857)		615		237	
Change in fair value of reinsurance related embedded derivatives		352		34		(53)	
Change in fair value of other derivatives and embedded derivatives		(10)		5		8	
Recognized gains and losses, net	$	(1,010)	$	715	$	352	

Recognized gains and (losses) are shown net of amounts attributable to certain funds withheld reinsurance agreements which is passed along to the reinsurer in accordance with the terms of these agreements. Recognized gains and (losses) attributable to these agreements, and thus excluded from the totals in the table above, was $381 million, $15 million and $(58) million for the year ended December 31, 2022, the year ended December 31, 2021, the seven months ended December 31, 2020, respectively.

- For the year ended December 31, 2022, recognized gains and (losses), net include $241 million of realized losses on fixed maturity available-for-sale securities and $207 million of unrealized losses on equity securities (as a result of mark-to-market losses). For the year ended December 31, 2021, recognized gains and (losses), net include $102 million of realized gains on fixed maturity available-for-sale securities and $51 million unrealized losses on equity securities (as a result of mark-to-market losses).

- For the period from June 1, 2020 to December 31, 2020, recognized gains and (losses), net include $95 million of realized gains on fixed maturity available-for-sale securities and $84 million of unrealized losses on equity securities (as a result of mark-to-market losses).

- For all periods, the change in allowance for expected credit losses primarily relates to available for sale securities.

- For all periods, net realized and unrealized gains (losses) on certain derivative instruments primarily relate to the net realized and unrealized gains (losses) on options and futures used to hedge FIA and IUL products, including gains on option and futures expiration. See the table below for primary drivers of gains (losses) on certain derivatives.

- The fair value of reinsurance related embedded derivative is based on the change in fair value of the underlying assets held in the funds withheld ("FWH") portfolio.

We utilize a combination of static (call options) and dynamic (long futures contracts) instruments in our hedging strategy. A substantial portion of the call options and futures contracts are based upon the S&P 500 Index with the remainder based upon other equity, bond and gold market indices.

The components of the realized and unrealized gains (losses) on certain derivative instruments hedging our indexed annuity and universal life products are summarized in the table below:

		Year ended			Seven months ended
	December 31, 2022		December 31, 2021		December 31, 2020
		(Dollars in millions)			
Call options:					
Realized (losses) gains	$ (170)		$ 437		$ 62
Change in unrealized (losses) gains	(692)		160		167
Futures contracts:					
(Losses) gains on futures contracts expiration	(6)		9		21
Change in unrealized gains (losses)	(1)		(1)		(6)
Foreign currency forward:					
Gains on foreign currency forward	11		10		(7)
Total net change in fair value	$ (858)		$ 615		$ 237
Year-to-Date Point-to-Point Change in S&P 500 Index during the periods	(19)%		27 %		23 %

- Realized gains and losses on certain derivative instruments are directly correlated to the performance of the indices upon which the call options and futures contracts are based and the value of the derivatives at the time of expiration compared to the value at the time of purchase. Gains (losses) on option expiration reflect the movement during each period on options settled during the respective period.

- The change in unrealized gains (losses) due to fair value of call options is primarily driven by the underlying performance of the S&P 500 Index during each respective period relative to the S&P 500 Index on the policyholder buy dates.

- The net change in fair value of the call options and futures contracts was primarily driven by movements in the S&P 500 Index relative to the policyholder buy dates.

The average index credits to policyholders are as follows:

	Year ended		Seven months ended
	December 31, 2022	December 31, 2021	December 31, 2020
Average Crediting Rate	1 %	5 %	3 %
S&P 500 Index:			
Point-to-point strategy	1 %	4 %	5 %
Monthly average strategy	2 %	3 %	2 %
Monthly point-to-point strategy	— %	7 %	— %
3 year high water mark	13 %	16 %	19 %

- Actual amounts credited to contractholder fund balances may differ from the index appreciation due to contractual features in the FIA contracts and certain IUL contracts (caps, spreads and participation rates), which allow us to manage the cost of the options purchased to fund the annual index credits.

- The credits for the periods presented were based on comparing the S&P 500 Index on each issue date in the period to the same issue date in the respective prior year periods.

Benefits and expenses

Benefits and other changes in policy reserves

Below is a summary of the major components included in Benefits and other changes in policy reserves:

	Year ended		Seven months ended
	December 31, 2022	December 31, 2021	December 31, 2020
	(In millions)		
PRT agreements	$ 1,365	$ 1,149	$ —
FIA/IUL market related liability movements	(1,010)	(378)	317
Index credits, interest credited & bonuses	610	1,024	319
Annuity payments and other	160	343	230
Total benefits and other changes in policy reserves	$ 1,125	$ 2,138	$ 866

- PRT agreements for the years ended December 31, 2022 and December 31, 2021 reflect our entrance into the PRT market in the second half of 2021. PRT agreements are subject to fluctuation period to period.

- The FIA/IUL market related liability movements for all periods are mainly driven by changes in the equity markets, non-performance spreads, and risk-free rates during the respective periods. Additionally, 2021 includes the system implementation and assumption review process impacts discussed below. The change in risk free rates and non-performance spreads (decreased)/ increased the FIA market related liability by $(656) million, $(74) million, $268 million and $141 million during the years ended December 31, 2022 and December 31, 2021, the period from June 1, 2020 to December 31, 2020 and the Predecessor period from January 1, 2020 to May 31, 2020, respectively. The remaining change in market value of the market related liability movements was driven by equity market impacts. See "Recognized gains and (losses)" above for summary and discussion of net unrealized gains (losses) on certain derivative instruments.

- Annually, typically in the third quarter, we review assumptions associated with reserves for policy benefits and product guarantees. During the fourth quarter of 2022, based on increases in interest rates and pricing changes during 2022, we updated certain FIA assumptions used to calculate the fair value of the embedded derivative component within contractholder funds and certain assumptions used to calculate SOP 03-1 liabilities and intangible balances. These changes, taken together, resulted in an increase in contractholder funds and future policy benefits of $97 million.

  During the third quarter of 2021, we implemented a new actuarial valuation system, and as a result, our third quarter 2021 assumption updates include model refinements and assumption updates resulting from the implementation. The system implementation and assumption review process included refinements in the calculation of the fair value of the embedded derivative component of our fixed indexed annuities. These changes, taken together, resulted in a decrease in contractholder funds and future policy reserves of $397 million.

- Index credits, interest credited & bonuses for the year ended December 31, 2022 were lower compared to the year ended December 31, 2021 and primarily reflected lower index credits on FIA policies as a result of market movement during the respective periods. Index credits, interest credited & bonuses for the year ended December 31, 2021 were higher compared with the combined periods from June 1, 2020 to December 31, 2020 and the Predecessor period from January 1, 2020 to May 31, 2020, and primarily reflected higher index credits on FIA policies as a result of market movement during the respective periods. Refer to average policyholder index discussion above for details on drivers.

Amortization of intangibles

Below is a summary of the major components included in depreciation and amortization:

	Year ended		Seven months ended
	December 31, 2022	December 31, 2021	December 31, 2020
	(In millions)		
Amortization of DAC, VOBA and DSI	$ 353	$ 517	$ 131
Interest	(57)	(44)	(22)
Unlocking	4	(12)	(2)
Amortization of other intangible assets and other depreciation	29	23	16
Total depreciation and amortization	$ 329	$ 484	$ 123

- Amortization of VOBA, DAC and DSI is based on current and future expected gross margins (pre-tax operating income before amortization) and includes the impacts of the assumption changes and system implementation discussed below. The amortization for the each period presented is the result of AGPs in the respective periods.

- Annually, typically in the third quarter, we review assumptions associated with the amortization of intangibles. During the fourth quarter of 2022, based on increases in interest rates and pricing changes during 2022, we updated certain FIA assumptions used to calculate the fair value of the embedded derivative component within contractholder funds and certain assumptions used to calculate SOP 03-1 liabilities and intangible balances. These changes, taken together, resulted in an increase to intangible assets of $47 million.

  During the third quarter of 2021, we implemented a new actuarial valuation system and as a result, our third quarter 2021 assumption updates include model refinements and assumption updates resulting from the implementation. The changes, taken together, increased amortization of intangibles by $136 million.

Other items affecting net earnings

Income tax expense (benefit)

Below is a summary of the major components included in income tax expense (benefit):

	Year ended		Seven months ended
	December 31, 2022	December 31, 2021	December 31, 2020
	(Dollars in millions)		
Earnings from continuing operations before taxes	$ 598	$ 1,077	$ 86
Income tax expense (benefit) before valuation allowance	90	234	(21)
Change in valuation allowance	27	(14)	(54)
Federal income tax expense (benefit)	$ 117	$ 220	$ (75)
Effective rate	20 %	20 %	(87)%

- The income tax expense for the year ended December 31, 2022 was $117 million compared to the income tax expense of $220 million for the year ended December 31, 2021. The effective tax rate was 20% for both years, which differs from the statutory rate of 21% primarily due to favorable permanent tax adjustments.

- Income tax benefit for the seven months ended December 31, 2020 was $75 million. The income tax benefit was primarily driven by the change in tax status benefit recorded at December 31, 2020 and valuation allowance releases on the current period activity in Front Street Re Cayman Ltd. ("FSRC") included in continuing operations and the US non-life companies.

- See Note T *Income Taxes* to the Consolidated Financial Statements for further information.

Investment Portfolio

The types of assets in which we may invest are influenced by various state laws, which prescribe qualified investment assets applicable to insurance companies. Within the parameters of these laws, we invest in assets giving consideration to four primary investment objectives: (i) maintain robust absolute returns; (ii) provide reliable yield and investment income; (iii) preserve capital and (iv) provide liquidity to meet policyholder and other corporate obligations.

Our investment portfolio is designed to contribute stable earnings, excluding the effects of short-term mark-to-market effects, and balance risk across diverse asset classes and is primarily invested in high quality fixed income securities.

As of December 31, 2022 and December 31, 2021, the fair value of our investment portfolio was approximately $41 billion and $39 billion, respectively, and was divided among the following asset classes and sectors:

	December 31, 2022		December 31, 2021	
	Fair Value	Percent	Fair Value	Percent
	(Dollars in millions)			
Fixed maturity securities, available for sale:				
United States Government full faith and credit	$ 32	— %	$ 50	— %
United States Government sponsored entities	42	— %	74	— %
United States municipalities, states and territories	1,410	3 %	1,441	4 %
Foreign Governments	148	— %	205	1 %
Corporate securities:				
Finance, insurance and real estate	5,085	12 %	5,109	13 %
Manufacturing, construction and mining	737	2 %	932	2 %
Utilities, energy and related sectors	2,275	6 %	2,987	8 %
Wholesale/retail trade	2,008	5 %	2,627	7 %
Services, media and other	2,794	7 %	3,349	8 %
Hybrid securities	705	2 %	881	2 %
Non-agency residential mortgage-backed securities	1,479	4 %	648	2 %
Commercial mortgage-backed securities	3,036	7 %	2,964	7 %
Asset-backed securities	7,245	18 %	4,550	12 %
Collateral loan obligations ("CLO")	4,222	10 %	4,145	11 %
Total fixed maturity available for sale securities	$ 31,218	76 %	$ 29,962	77 %
Equity securities (a)	823	2 %	1,171	3 %
Limited partnerships:				
Private equity	1,129	3 %	1,181	3 %
Real assets	431	1 %	340	1 %
Credit	867	2 %	829	2 %
Limited partnerships	$ 2,427	6 %	$ 2,350	6 %
Commercial mortgage loans	2,083	5 %	2,265	6 %
Residential mortgage loans	1,892	5 %	1,549	4 %
Other (primarily derivatives and company owned life insurance)	809	2 %	1,305	3 %
Short term investments	1,556	4 %	373	1 %
Total investments	$ 40,808	100 %	$ 38,975	100 %

(a) Includes investment grade non-redeemable preferred stocks ($672 million and $928 million at December 31, 2022 and December 31, 2021, respectively).

Insurance statutes regulate the type of investments that our life insurance subsidiaries are permitted to make and limit the amount of funds that may be used for any one type of investment. In light of these statutes and regulations, and our business and investment strategy, we generally seek to invest in (i) corporate securities rated investment grade by established nationally recognized statistical rating organizations (each, an "NRSRO"), (ii) U.S. Government and government-sponsored agency securities, or (iii) securities of comparable investment quality, if not rated.

As of December 31, 2022 and December 31, 2021, our fixed maturity available-for-sale ("AFS") securities portfolio was approximately $31 billion and $30 billion, respectively. The following table summarizes the credit quality, by NRSRO rating, of our fixed income portfolio:

	December 31, 2022		December 31, 2021	
	Fair Value	Percent	Fair Value	Percent
Rating	(Dollars in millions)			
AAA	$ 1,358	4 %	$ 660	2 %
AA	2,297	7 %	2,181	7 %
A	8,076	26 %	7,667	26 %
BBB	8,158	26 %	10,462	35 %
Not rated (a)	9,529	31 %	6,642	22 %
Total investment grade	29,418	94 %	27,612	92 %
BB	986	3 %	1,372	5 %
B and below (b)	236	1 %	432	1 %
Not rated (a)	578	2 %	546	2 %
Total below investment grade	1,800	6 %	2,350	8 %
Total	$ 31,218	100 %	$ 29,962	100 %

(a) Securities denoted as not-rated by an NRSRO were classified as investment or non-investment grade according to the securities' respective NAIC designation

(b) Includes $46 million and $68 million at December 31, 2022 and December 31, 2021, respectively, of non-agency RMBS (as defined below) that carry a NAIC 1 designation.

The NAIC's Securities Valuation Office ("SVO") is responsible for the day-to-day credit quality assessment and valuation of securities owned by state regulated insurance companies. Insurance companies report ownership of securities to the SVO when such securities are eligible for regulatory filings. The SVO conducts credit analysis on these securities for the purpose of assigning an NAIC designation or unit price. Typically, if a security has been rated by an NRSRO, the SVO utilizes that rating and assigns an NAIC designation based upon the following system:

NAIC Designation	NRSRO Equivalent Rating
1	AAA/AA/A
2	BBB
3	BB
4	B
5	CCC and lower
6	In or near default

The NAIC uses designation methodologies for non-agency RMBS, including RMBS backed by subprime mortgage loans and for CMBS. The NAIC's objective with the designation methodologies for these structured securities is to increase accuracy in assessing expected losses and to use the improved assessment to determine a more appropriate capital requirement for such structured securities. The NAIC assigns a NAIC designation based on the loss expectation for each security. Several of our RMBS securities carry a NAIC 1 designation while the NRSRO rating indicates below investment grade. The revised methodologies reduce regulatory reliance on rating agencies and allow for greater regulatory input into the assumptions used to estimate expected losses from such structured securities. In the tables below, we present the rating of structured securities based on ratings from the NAIC rating methodologies described above (which in some cases do not correspond to rating agency designations). All NAIC designations (e.g., NAIC 1-6) are based on the NAIC methodologies.

The tables below present our fixed maturity securities by NAIC designation as of December 31, 2022 and December 31, 2021:

(Dollars in millions)	December 31, 2022		
NAIC Designation	Amortized Cost	Fair Value	Percent of Total Fair Value
1	$ 21,917	$ 19,234	62 %
2	11,889	10,250	33 %
3	1,571	1,419	4 %
4	240	220	1 %
5	54	39	— %
6	52	56	— %
Total	$ 35,723	$ 31,218	100 %

(Dollars in millions)	December 31, 2021		
NAIC Designation	Amortized Cost	Fair Value	Percent of Total Fair Value
1	$ 15,636	$ 15,848	54 %
2	10,779	11,441	38 %
3	1,603	1,850	6 %
4	567	669	2 %
5	80	93	— %
6	59	61	— %
Total	$ 28,724	$ 29,962	100 %

Investment Industry Concentration

The tables below present the top ten industry categories of our fixed maturity and equity securities and FHLB common stock, including the fair value and percent of total fixed maturity and equity securities and FHLB common stock fair value as of December 31, 2022 and December 31, 2021 (dollars in millions):

Top 10 Industry Concentration	December 31, 2022	
	Fair Value	Percent of Total Fair Value
ABS Other	$ 7,245	23 %
CLO securities	4,222	13 %
Whole loan collateralized mortgage obligation ("CMO")	3,655	12 %
Banking	2,855	9 %
Municipal	1,410	4 %
Electric	1,379	4 %
Life insurance	1,376	4 %
Technology	855	3 %
Healthcare	659	2 %
Commercial MBS	571	2 %
Total	$ 24,227	76 %

Top 10 Industry Concentration	December 31, 2021	
	Fair Value	Percent of Total Fair Value
ABS Other	$ 4,550	15 %
CLO securities	4,145	13 %
Banking	2,919	9 %
Whole loan collateralized mortgage obligation ("CMO")	2,622	8 %
Life insurance	1,795	6 %
Electric	1,701	6 %
Municipal	1,441	5 %
Healthcare	947	3 %
Technology	932	3 %
Other Financial Institutions	760	2 %
Total	$ 21,812	70 %

The amortized cost and fair value of fixed maturity AFS securities by contractual maturities as of December 31, 2022 and December 31, 2021, are shown below. Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations.

	December 31, 2022		December 31, 2021	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In millions)			
Corporate, Non-structured Hybrids, Municipal and U.S. Government securities:				
Due in one year or less	$ 124	$ 123	$ 105	$ 106
Due after one year through five years	2,193	2,059	1,724	1,754
Due after five years through ten years	1,840	1,633	2,141	2,201
Due after ten years	14,417	11,379	12,842	13,515
Subtotal	$ 18,574	$ 15,194	$ 16,812	$ 17,576
Other securities, which provide for periodic payments				
Asset-backed securities	$ 12,209	$ 11,467	$ 8,516	$ 8,695
Commercial mortgage-backed securities	3,309	3,036	2,669	2,964
Structured hybrids	—	—	5	5
Residential mortgage-backed securities	1,631	1,521	722	722
Subtotal	$ 17,149	$ 16,024	$ 11,912	$ 12,386
Total fixed maturity available-for-sale securities	$ 35,723	$ 31,218	$ 28,724	$ 29,962

Non-Agency RMBS Exposure

Our investment in non-agency RMBS securities is predicated on the conservative and adequate cushion between purchase price and NAIC 1 rating, general lack of sensitivity to interest rates, positive convexity to prepayment rates and correlation between the price of the securities and the unfolding recovery of the housing market.

The fair value of our investments in subprime and Alt-A RMBS securities was $40 million and $54 million as of December 31, 2022, respectively, and $52 million and $75 million as of December 31, 2021, respectively. As of December 31, 2022 and December 31, 2021, approximately 91% and 94%, respectively, of the subprime and Alt-A RMBS exposures were rated NAIC 2 or higher.

ABS and CLO Exposures

Our ABS exposures are largely diversified by underlying collateral and issuer type. Our CLO exposures are generally senior tranches of CLOs which have leveraged loans as their underlying collateral.

As of December 31, 2022, the CLO and ABS positions were trading at a net unrealized loss position of $236 million and $499 million, respectively. As of December 31, 2021, the CLO and ABS positions were trading at a net unrealized gain position of $145 million and $37 million, respectively.

Municipal Bond Exposure

Our municipal bond exposure is a combination of general obligation bonds (fair value of $188 million and $258 million and an amortized cost of $231 million and $247 million as of December 31, 2022 and December 31, 2021, respectively) and special revenue bonds (fair value of $1,017 million and $1,183 and an amortized cost of $1,248 million and $1,138 as of December 31, 2022 and December 31, 2021, respectively).

Across all municipal bonds, the largest issuer represented 6% and 7% of the category as of December 31, 2022 and December 31, 2021, respectively, less than 1% of the entire portfolio and is rated NAIC 1. Our focus within municipal bonds is on NAIC 1 rated instruments, and 96% of our municipal bond exposure is rated NAIC 1 as of December 31, 2022.

Mortgage Loans

Commercial Mortgage Loans

We diversify our commercial mortgage loans ("CMLs") portfolio by geographic region and property type to attempt to reduce concentration risk. We continuously evaluate CMLs based on relevant current information to ensure properties are performing at a level to secure the related debt. LTV and DSC ratios are utilized to assess the risk and quality of CMLs. As of December 31, 2022 and December 31, 2021, our mortgage loans on real estate portfolio had a weighted average DSC ratio of 2.3 times and 2.4 times, respectively, and a weighted average LTV ratio of 57% and 56%, respectively.

We consider a CML delinquent when a loan payment is greater than 30 days past due. For mortgage loans that are determined to require foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell at the point of foreclosure. At December 31, 2022 we had one CML that was delinquent in principal or interest payments and none in the process of foreclosure. At December 31, 2021 we had no CMLs that were delinquent in principal or interest payments or in process of foreclosure. See Note E *Investments* to the Consolidated Financial Statements included in this report for additional information on our CMLs, including our distribution by property type, geographic region and LTV and DSC ratios.

Residential Mortgage Loans

Our residential mortgage loans are closed end, amortizing loans and 100% of the properties are in the United States. We diversify our RML portfolio by state to attempt to reduce concentration risk. RMLs have a primary credit quality indicator of either a performing or nonperforming loan. We define nonperforming RMLs as those that are 90 or more days past due and/or in nonaccrual status.

Loans are placed on nonaccrual status when they are over 90 days delinquent. If a loan becomes over 90 days delinquent, it is our general policy to initiate foreclosure proceedings unless a workout arrangement to bring the loan current can be put in place. See Note E *Investments* to the Consolidated Financial Statements included in this Annual Report for additional information on our RMLs.

Unrealized Losses

The amortized cost and fair value of the fixed maturity securities and the equity securities that were in an unrealized loss position as of December 31, 2022 and December 31, 2021, were as follows (in millions):

	December 31, 2022				
	Number of Securities	Amortized Cost	Allowance for Expected Credit Losses	Unrealized Losses	Fair Value
Fixed maturity securities, available for sale:					
United States Government full faith and credit	6	$ 34	$ —	$ (2)	$ 32
United States Government sponsored agencies	58	39	—	(4)	35
United States municipalities, states and territories	167	1,590	—	(289)	1,301
Foreign Governments	44	169	—	(37)	132
Corporate securities:					
Finance, insurance and real estate	526	5,586	(15)	(876)	4,695
Manufacturing, construction and mining	120	850	—	(160)	690
Utilities, energy and related sectors	333	2,825	—	(644)	2,181
Wholesale/retail trade	316	2,418	—	(532)	1,886
Services, media and other	360	3,354	—	(783)	2,571
Hybrid securities	43	706	—	(84)	622
Non-agency residential mortgage-backed securities	241	1,353	(5)	(105)	1,243
Commercial mortgage-backed securities	365	2,850	—	(284)	2,566
Asset-backed securities	1,147	11,511	(1)	(770)	10,740
Total fixed maturity available for sale securities	3,726	33,285	(21)	(4,570)	28,694
Equity securities	59	879	—	(174)	705
Total investments	3,785	$ 34,164	$ (21)	$ (4,744)	$ 29,399

	December 31, 2021				
	Number of Securities	Amortized Cost	Allowance for Expected Credit Losses	Unrealized Losses	Fair Value
Fixed maturity securities, available for sale:					
United States Government full faith and credit	9	$ 36	$ —	$ —	$ 36
United States Government sponsored agencies	41	42	—	(1)	41
United States municipalities, states and territories	50	503	—	(11)	492
Foreign Governments	28	27	—	—	27
Corporate securities:					
Finance, insurance and real estate	366	1,365	—	(31)	1,334
Manufacturing, construction and mining	97	281	—	(3)	278
Utilities, energy and related sectors	280	1,243	—	(46)	1,197
Wholesale/retail trade	313	1,188	—	(33)	1,155
Services, media and other	339	1,486	—	(39)	1,447
Hybrid securities	3	3	—	—	3
Non-agency residential mortgage-backed securities	46	316	(2)	(3)	311
Commercial mortgage-backed securities	89	616	(1)	(11)	604
Asset-backed securities	375	4,603	(2)	(38)	4,563
Total fixed maturity available for sale securities	2,036	11,709	(5)	(216)	11,488
Equity securities	20	259	—	(33)	226
Total investments	2,056	$ 11,968	$ (5)	$ (249)	$ 11,714

The gross unrealized loss position on the fixed maturity available-for-sale fixed and equity portfolio was $4,744 million and $249 million as of December 31, 2022 and December 31, 2021, respectively. Most components of the portfolio exhibited price depreciation caused by higher treasury rates and wider spreads. The total amortized cost of all securities in an unrealized loss position was $34,164 million and $11,968 million as of December 31, 2022 and December 31, 2021, respectively. The average market value/book value of the investment category with the largest unrealized loss position was 84% for finance, insurance and real estate as of December 31, 2022. In the aggregate, finance, insurance and real estate represented 18% of the total unrealized loss position as of December 31, 2022. The average market value/book value of the investment category with the largest unrealized loss position was 96% for utilities, energy and related sectors as of December 31, 2021. In the aggregate, utilities, energy and related sectors represented 18% of the total unrealized loss position as of December 31, 2021.

The amortized cost and fair value of fixed maturity available for sale securities under watch list analysis and the number of months in a loss position with investment grade securities (NRSRO rating of BBB/Baa or higher) as of December 31, 2022 and December 31, 2021, were as follows (in millions):

	December 31, 2022				
	Number of Securities	Amortized Cost	Fair Value	Allowance for Credit Loss	Gross Unrealized Losses
Investment grade:					
Less than six months	6	$ 5	$ 3	$ —	$ (2)
Six months or more and less than twelve months	49	299	200	—	(99)
Twelve months or greater	76	969	634	—	(335)
Total investment grade	131	1,273	837	—	(436)
Below investment grade:					
Less than six months	1	32	13	15	(4)
Six months or more and less than twelve months	12	124	94	—	(30)
Twelve months or greater	2	6	4	—	(2)
Total below investment grade	15	162	111	15	(36)
Total	146	$ 1,435	$ 948	$ 15	$ (472)

	December 31, 2021				
	Number of Securities	Amortized Cost	Fair Value	Allowance for Credit Loss	Gross Unrealized Losses
Investment grade:					
Less than six months	4	$ 82	$ 79	$ —	$ (3)
Six months or more and less than twelve months	2	34	32	—	(2)
Twelve months or greater	—	—	—	—	—
Total investment grade	6	116	111	—	(5)
Below investment grade:					
Less than six months	—	—	—	—	—
Six months or more and less than twelve months	—	—	—	—	—
Twelve months or greater	2	16	14	—	(2)
Total below investment grade	2	16	14	—	(2)
Total	8	$ 132	$ 125	$ —	$ (7)

Expected Credit Losses and Watch List

F&G prepares a watch list to identify securities to evaluate for expected credit losses. Factors used in preparing the watch list include fair values relative to amortized cost, ratings and negative ratings actions and other factors. Detailed analysis is performed for each security on the watch list to further assess the presence of credit impairment loss indicators and, where present, calculate an allowance for expected credit loss or direct write-down of a security's amortized cost.

At December 31, 2022, our watch list included 146 securities in an unrealized loss position with an amortized cost of $1,435 million, allowance for expected credit losses of $15 million, unrealized losses of $472 million and a fair value of $948 million.

At December 31, 2021, our watch list included seven securities in an unrealized loss position with an amortized cost of $132 million, allowance for expected credit losses of $0 million, unrealized losses of $7 million and a fair value of $125 million.

The watch list excludes structured securities because we have separate processes to evaluate the credit quality on the structured securities.

There were 64 and 36 structured securities with a fair value of $162 million and $45 million, respectively, to which we had potential credit exposure as of December 31, 2022 and December 31, 2021, respectively. Our analysis of these structured securities, which included cash flow testing, resulted in allowances for expected credit losses of $16 million and $8 million as of December 31, 2022 and December 31, 2021, respectively.

Exposure to Sovereign Debt and Certain Other Exposures

Our investment portfolio had an immaterial amount of direct exposure to European sovereign debt as of December 31, 2022 and December 31, 2021, respectively. We have no exposure to investments in Russia or Ukraine and de minimis investments in peripheral countries in the region.

Interest and Investment Income

For discussion regarding our net investment income and net investment gains (losses) refer to Note E *Investments* to the Consolidated Financial Statements included in Item 8 of Part II of this Annual Report.

AFS Securities

For additional information regarding our AFS securities, including the amortized cost, gross unrealized gains (losses), and fair value as well as the amortized cost and fair value of fixed maturity AFS securities by contractual maturities, as of December 31, 2022 and December 31, 2021, refer to Note E *Investments* to the Consolidated Financial Statements included in Item 8 of Part II of this Annual Report.

Concentrations of Financial Instruments

For detail regarding our concentration of financial instruments refer to Item 7A. of Part II of this Annual Report.

Derivatives

We are exposed to credit loss in the event of nonperformance by our counterparties on call options. We attempt to reduce this credit risk by purchasing such options from large, well-established financial institutions.

We also hold cash and cash equivalents received from counterparties for call option collateral, as well as U.S. Government securities pledged as call option collateral, if our counterparty's net exposures exceed pre-determined thresholds.

We are required to pay counterparties the effective federal funds rate each day for cash collateral posted to F&G for daily mark to market margin changes. We reduce the negative interest cost associated with cash collateral posted from counterparties under various ISDA agreements by reinvesting derivative cash collateral. This program permits collateral cash received to be invested in short term Treasury securities, bank deposits and commercial paper rated A1/P1, which are included in Cash and cash equivalents in the accompanying Consolidated Balance Sheets.

See Note F *Derivative Financial Instruments* to the Consolidated Financial Statements included in Item 8 of Part II of this Annual Report for additional information regarding our derivatives and our exposure to credit loss on call options.

Corporate and Other

The Corporate and Other segment consists of the operations of the parent holding company, our various real estate brokerage businesses and our real estate technology subsidiaries. This segment also includes certain other unallocated corporate overhead expenses and eliminations of revenues and expenses between it and our Title segment.

The following table presents the results of operations of our Corporate and Other segment for the years indicated:

	Year Ended December 31,		
	2022	2021	2020
	(In millions)		
Revenues:			
Escrow, title-related and other fees	$ 127	$ 172	$ 172
Interest and investment income	23	—	6
Recognized gains and losses, net	(40)	12	(7)
Total revenues	110	184	171
Expenses:			
Personnel costs	48	107	108
Other operating expenses	104	99	148
Depreciation and amortization	25	23	24
Interest expense	86	85	71
Total expenses	263	314	351
Loss from continuing operations, before income taxes and equity in earnings of unconsolidated affiliates	$ (153)	$ (130)	$ (180)

The revenue in the Corporate and Other segment for all years represents revenue generated by our non-title real estate technology and brokerage subsidiaries as well as mark-to-market valuation changes on certain corporate deferred compensation plans.

Total revenues in the Corporate and Other segment decreased $74 million, or 40% in the year ended December 31, 2022 as compared to 2021, and increased $13 million, or 8%, in the year ended December 31, 2021 as compared to 2020. The decrease in the year ended December 31, 2022 as compared to 2021 is primarily attributable to a $59 million decrease in valuations associated with our deferred compensation plan assets, which decreased both revenue and personnel costs and a $41 million impairment of cost method investments in 2022, partially offset by other immaterial items. The increase in the year ended December 31, 2021 as compared to 2020 is primarily attributable to increased Recognized gains and losses, net, of approximately $19 million, partially offset by decreased interest and investment income of $6 million associated with a year-over-year reduction in fixed-income investment holdings.

Personnel costs in the Corporate and Other segment decreased $59 million, or 55% in the year ended December 31, 2022 as compared to 2021, and decreased $1 million, or 1%, in the year ended December 31, 2021 as compared to 2020. The decrease in the year ended December 31, 2022 as compared to 2021 is primarily attributable to the aforementioned decrease in the valuation of deferred compensation plan assets in 2022.

Other operating expenses in the Corporate and Other segment increased $5 million, or 5%, in the year ended December 31, 2022 as compared to 2021, and decreased $49 million, or 33% in the year ended December 31, 2021 as compared to 2020. The decrease in 2021 as compared to 2020 is primarily attributable to F&G transaction costs of approximately $38 million in 2020 that were not incurred in 2021 and reduced real estate brokerage expenses of $24 million in 2021 related to previous divestitures, partially offset by growth in our real estate technology businesses.

Interest expense increased $1 million, or 1%, in the year ended December 31, 2022 as compared to 2021, and increased $14 million, or 20%, in the year ended December 31, 2021 as compared to 2020. The increase in the year ended December 31, 2021 as compared to 2020 is primarily attributable to increased average debt outstanding in 2021 associated with issuance of our 3.20% Notes in September 2021 as well as having a full year outstanding of our 3.40% Notes and our 2.45% Notes issued in 2020.

Liquidity and Capital Resources

Cash Requirements. Our current cash requirements include personnel costs, operating expenses, claim payments, taxes, payments of interest and principal on our debt, capital expenditures, business acquisitions, stock repurchases and dividends on our common stock. We paid dividends of $1.77 per share in 2022, or approximately $489 million to our common shareholders. On February 16, 2023, our Board of Directors declared cash dividends of $0.45 per share, payable on March 31, 2023, to FNF common shareholders of record as of March 17, 2023. There are no restrictions on our retained earnings regarding our ability to pay dividends to our shareholders, although there are limits on the ability of certain subsidiaries to pay dividends to us, as described below. The declaration of any future dividends is at the discretion of our Board of Directors.

As of December 31, 2022, we had cash and cash equivalents of $2,286 million, short term investments of $2,590 million and available capacity under our Revolving Credit Facility of $800 million. Subsequent to December 31, 2022, F&G completed the issuance and sale on January 13, 2023 of $500 million aggregate principal amount of 7.40% Senior Notes due 2028 (the "7.40% F&G Notes") pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended. F&G intends to use the net proceeds from the offering of the 7.40% F&G Notes for general corporate purposes, including to support the growth of assets under management and for our future liquidity requirements. On November 22, 2022, F&G entered into a Credit Agreement (the "F&G Credit Agreement") with certain lenders (the "Lenders") and Bank of America, N.A. as administrative agent (the "Administrative Agent"), swing line lender and an issuing bank, pursuant to which F&G has an available unsecured revolving credit facility (the "F&G Credit Facility") in an aggregate principal amount of $550 million to be used for working capital and general corporate purposes. A net partial paydown of $35 million was made on January 6, 2023 and, on February 21, 2023, F&G entered into an amendment (the "First Amendment") to the F&G Credit Agreement (the "Amended F&G Credit Agreement"). The First Amendment increased the aggregate principal amount of commitments under the F&G Credit Facility by $115 million to $665 million. For further information related to the 7.40% F&G Notes and F&G Credit Facility, refer to Note G *Notes Payable* to the Consolidated Financial Statements included in Item 8 of Part II of this Annual Report. We continually assess our capital allocation strategy, including decisions relating to the amount of our dividend, reducing debt, repurchasing our stock, investing in growth of our subsidiaries, making acquisitions and/or conserving cash. We believe that all anticipated cash requirements for current operations will be met from internally generated funds, through cash dividends from subsidiaries, cash generated by investment securities, potential sales of non-strategic assets, potential issuances of additional debt or equity securities, and borrowings on our Revolving Credit Facility and the F&G Credit Facility. Our short-term and long-term liquidity requirements are monitored regularly to ensure that we can meet our cash requirements. We forecast the needs of all of our subsidiaries and periodically review their short-term and long-term projected sources and uses of funds, as well as the asset, liability, investment and cash flow assumptions underlying such forecasts.

Our title insurance subsidiaries generate cash from premiums earned and their respective investment portfolios, and these funds are adequate to satisfy the payments of claims and other liabilities. Due to the magnitude of our title segment investment portfolio in relation to our title claim loss reserves, we do not specifically match durations of our investments to the cash outflows required to pay claims, but do manage outflows on a shorter time frame.

Our two significant sources of internally generated funds are dividends and other payments from our subsidiaries. As a holding company, we receive cash from our subsidiaries in the form of dividends and as reimbursement for operating and other administrative expenses we incur. The reimbursements are paid within the guidelines of management agreements among us and our subsidiaries. Our insurance subsidiaries are restricted by state regulation in their ability to pay dividends and make distributions. Each applicable state of domicile regulates the extent to which our title underwriters can pay dividends or make other distributions. As of December 31, 2022, $1,442 million of our net assets were restricted from dividend payments without prior approval from the relevant departments of insurance. We anticipate that our title insurance subsidiaries will pay or make dividends to us in 2023 of approximately $606 million. Our underwritten title companies and non-insurance subsidiaries are not regulated to the same extent as our insurance subsidiaries.

The maximum dividend permitted by law is not necessarily indicative of an insurer's actual ability to pay dividends, which may be constrained by business and regulatory considerations, such as the impact of dividends on surplus, which could affect an insurer's ratings or competitive position, the amount of premiums that can be written and the ability to pay future dividends. Further, depending on business and regulatory conditions, we may in the future need to retain cash in our underwriters or even contribute cash to one or more of them in order to maintain their ratings or their statutory capital position. Such a requirement could be the result of investment losses, reserve charges, adverse operating conditions in the current economic environment or changes in statutory accounting requirements by regulators.

Cash flow from our operations will be used for general corporate purposes including to reinvest in operations, repay debt, pay dividends, repurchase stock, pursue other strategic initiatives and/or conserve cash.

Operating Cash Flow. Our cash flows provided by operations for the years ended December 31, 2022, 2021, 2020 were $4,355 million, $4,090 million, and $1,578 million respectively. The increase in cash provided by operating activities of $265 million in 2022 as compared to 2021 is primarily attributable to increased cash inflows associated with the change in funds withheld from reinsurers of $1,206 million, increased cash inflows associated with the change in future policy benefits of $557 million, increased cash inflows from the net decrease in trade receivables of $298 million, increased cash inflows associated with the change in reinsurance recoverable of $145 million and the increase in cash inflows associated with the change in income taxes of $43 million, partially offset by the decrease in pre-tax earnings in 2022 of $1,290 million, increased cash outflows associated with the decrease in the reserve for title claims losses of $333 million and the timing of receipts and payments of prepaid assets, payables, receivables and income taxes. The increase in cash provided by operating activities of $2,512 million in 2021 as compared to 2020 is primarily attributable to the increase in pre-tax earnings in 2021, non-cash valuation changes in equity, preferred and derivative securities of $821 million, increased cash inflows associated with the change in future policy benefits of $726 million, increased cash inflows associated with the change in funds withheld from reinsurers of $865 million, partially offset by gains on sales of investments and other assets of $668 million, increased cash outflows associated with increased deferred policy acquisition costs and deferred sales inducements of $409 million and the timing of receipts and payments of prepaid assets, payables, receivables and income taxes. The primary driver of the increased cash flows associated with the change in future policy benefits in 2021 as compared to 2020 was cash received for PRT transactions associated with our F&G segment.

Investing Cash Flows. Our cash used in investing activities for the years ended December 31, 2022, 2021, and 2020 were $10,524 million, $7,449 million, and $2,331 million, respectively. The increase in cash used in investing activities in 2022 as compared to 2021 of $3,075 million is primarily associated with decreased cash inflows from proceeds from sales, calls and maturities of investment securities of $3,456 million, net purchases of short-term investment securities of $2,571 million in 2022 as compared to proceeds from sales and maturities of short-term investment securities of $266 million in 2021, partially offset by decreased cash outflows for additional investments in unconsolidated affiliates of $669 million and decreased cash outflows for purchases of investment securities of $2,866 million. The increase in cash used in investing activities of $5,118 million in 2021 as compared to 2020 is primarily associated with increased purchases of investment securities of $11,055 million, increased investment in unconsolidated affiliates of $1,419 million, partially offset by increased proceeds from sales, calls and maturities of investment securities of $6,204 million, increased distributions from unconsolidated affiliates of $250 million and reduced cash outflows associated with acquisitions of $818 million.

Capital Expenditures. Total capital expenditures for property and equipment and capitalized software were $138 million, $131 million, and $110 million for the year ended December 31, 2022, 2021, and 2020 respectively.

Financing Cash Flows. Our cash flows provided by financing activities for the year ended December 31, 2022, 2021, and 2020 were $4,095 million, $5,000 million, and $2,096 million respectively. The decrease in cash provided by financing activities of $905 million in 2022 as compared to 2021 is primarily associated with increased cash outflows for debt service payments, including the repayment of $400 million for our 5.50% Notes that were due in September 2022, increased cash outflows from contractholder withdrawals of $519 million, and net cash outflows associated with the change in secured trust deposits of $72 million in 2022 as compared to net cash inflows of $224 million in 2021, partially offset by increased cash inflows from contractholder deposits of $365 million. The increase in cash provided by financing activities of $2,904 million in 2021 as compared to 2020 is primarily associated with increased cash inflows associated with the change in contractholder accounts of $3,595 million, increased cash inflows associated with the change in secured trust deposits of $304 million and reduced debt service payments of $1,000 million, partially offset by reduced debt offerings and borrowings of $1,797 million and increased purchases of treasury stock of $227 million.

Financing Arrangements. For a description of our financing arrangements see Note G *Notes Payable* included in Item 8 of Part II of this Annual Report, which is incorporated by reference into this Item 7 of Part II.

Obligations - Contractual and Other. As of December 31, 2022, our required annual payments relating to contractual and other obligations were as follows:

	2023	2024	2025	2026	2027	Thereafter	Total
				(In millions)			
Notes payable principal repayment	$ 550	$ —	$ 550	$ —	$ —	$ 2,150	$ 3,250
Operating lease payments	147	116	74	51	26	35	449
Pension and other benefit payments	13	12	11	10	10	61	117
Annuity and universal life products	4,044	3,775	4,908	3,653	3,988	29,341	49,709
Pension risk transfer annuity payments	397	383	370	357	343	4,308	6,158
Funding agreements (FABN/FHLB)	790	938	776	816	661	878	4,859
Title claim loss estimated payments	236	220	212	174	117	851	1,810
Interest on fixed rate notes payable	147	147	147	147	147	605	1,340
Acquisitions	225	—	—	—	—	—	225
Total	$ 6,549	$ 5,591	$ 7,048	$ 5,208	$ 5,292	$ 38,229	$ 67,917

As of December 31, 2022, we had title insurance reserves of $1,810 million. The amounts and timing of these obligations are estimated and are not set contractually. While we believe that historical loss payments are a reasonable source for projecting future claim payments, there is significant inherent uncertainty in this payment pattern estimate because of the potential impact of changes in:

- future mortgage interest rates, which will affect the number of real estate and refinancing transactions and; therefore, the rate at which title insurance claims will emerge;
- the legal environment whereby court decisions and reinterpretations of title insurance policy language to broaden coverage could increase total obligations and influence claim payout patterns;
- events such as fraud, escrow theft, multiple property title defects, foreclosure rates and individual large loss events that can substantially and unexpectedly cause increases in both the amount and timing of estimated title insurance loss payments; and
- loss cost trends whereby increases or decreases in inflationary factors (including the value of real estate) will influence the ultimate amount of title insurance loss payments.

Based on historical title insurance claim experience, we anticipate the above payment patterns. The uncertainty and variation in the timing and amount of claim payments could have a material impact on our cash flows from operations in a particular period.

We sponsor certain frozen pension and other post-retirement benefit plans. See Note U *Employee Benefit Plans* to our Consolidated Financial Statements included in Item 8 of Part II of this Annual Report for further information.

Capital Stock Transactions. On August 3, 2021, our Board of Directors approved the 2021 Repurchase Program under which we may purchase up to 25 million shares of our FNF common stock through July 31, 2024. We may make repurchases from time to time in the open market, in block purchases or in privately negotiated transactions, depending on market conditions and other factors. We repurchased 13,369,565 shares of FNF common stock during the year ended December 31, 2022 for approximately $549 million, or an average of $41.05 per share. Subsequent to December 31, 2022 and through market close on February 23, 2023, we repurchased a total of 100,000 shares for approximately $4 million in the aggregate, or an average of $38.45 per share under the 2021 Repurchase Program. Since the original commencement of the 2021 Repurchase Program, we have repurchased a total of 16,449,565 FNF common shares for an aggregate amount of $701 million, or an average of $42.60 per share.

Equity and Preferred Security Investments. Our equity and preferred security investments may be subject to significant volatility. Currently prevailing accounting standards require us to record the change in fair value of equity and preferred security investments held as of any given period end within earnings. Our results of operations in future periods is anticipated to be subject to such volatility.

Off-Balance Sheet Arrangements. In conducting our operations, we routinely hold customers' assets in escrow, pending completion of real estate transactions, and are responsible for the proper disposition of these balances for our customers. Certain of these amounts are maintained in segregated bank accounts and have not been included in the accompanying Consolidated Balance Sheets, consistent with Generally Accepted Accounting Principles and industry practice. These balances amounted to $18.9 billion and $30.5 billion at December 31, 2022 and 2021, respectively. As a result of holding these customers' assets in escrow, we have ongoing programs for realizing economic benefits during the year through favorable borrowing and vendor arrangements with various banks.

We have unfunded investment commitments as of December 31, 2022 based upon the timing of when investments are executed compared to when the actual investments are funded, as some investments require that funding occur over a period of months or years. Please refer to Note E *Investments* and Note H *Commitments and Contingencies* to the Consolidated Financial Statements included in Item 8 of Part II of this Annual Report for additional details on unfunded investment commitments.

FHLB Collateral. We are currently a member of the FHLB and are required to maintain a collateral deposit that backs any funding agreements issued. We use these funding agreements as part of a spread enhancement strategy. We have the ability to obtain funding from the FHLB based on a percentage of the value of our assets, subject to the availability of eligible collateral. Collateral is pledged based on the outstanding balances of FHLB funding agreements. The amount of funding varies based on the type, rating and maturity of the collateral posted to the FHLB. Generally, U.S. government agency notes and mortgage-backed securities are pledged to the FHLB as collateral. Market value fluctuations resulting from changes in interest rates, spreads and other risk factors for each type of asset are monitored and additional collateral is either pledged or released as needed.

Our borrowing capacity under these credit facilities does not have an expiration date as long as we maintain a satisfactory level of creditworthiness based on the FHLB's credit assessment. As of December 31, 2022 and 2021, we had $1,983 million and $1,543 million, respectively, in FHLB non-putable funding agreements included under contractholder funds on our consolidated balance sheet. As of December 31, 2022 and 2021, we had assets with a fair value of approximately $3,387 million and $2,420 million, respectively, which collateralized the FHLB funding agreements. Assets pledged to the FHLB are included in fixed maturities, AFS, on our consolidated balance sheets.

Collateral-Derivative Contracts. Under the terms of our ISDA agreements, we may receive from, or deliver to, counterparties collateral to assure that all terms of the ISDA agreements will be met with regard to the Credit Support Annex ("CSA"). The terms of the CSA call for us to pay interest on any cash received equal to the federal funds rate. As of December 31, 2022 and 2021, respectively, $219 million and $790 million of collateral was posted by our counterparties as they did not meet the net exposure thresholds. Collateral requirements are monitored on a daily basis and incorporate changes in market values of both the derivatives contract as well as the collateral pledged. Market value fluctuations are due to changes in interest rates, spreads and other risk factors.

Item 7A.　　*Quantitative and Qualitative Disclosure about Market Risk*

In the normal course of business, we are routinely subject to a variety of risks, as described in Item 1A. *Risk Factors* of this Annual Report and in our other filings with the SEC. For example, we are exposed to the risk that decreased real estate activity, which depends in part on the level of interest rates, may reduce our revenues.

The risks related to our business also include certain market risks that may affect our debt and other financial instruments. At present, we face the market risks associated with our marketable equity securities subject to equity price volatility and with interest rate movements on our fixed income investments.

We regularly assess these market risks and have established policies and business practices designed to protect against the adverse effects of these exposures.

At December 31, 2022, we had $3,238 million in long-term debt, none of which bears interest at a floating rate, other than the F&G Credit Facility. Accordingly, fluctuations in market interest rates will not have a material impact on our resulting interest expense.

Our fixed maturity investments, certain preferred securities and our floating rate debt are subject to an element of market risk from changes in interest rates. Increases and decreases in prevailing interest rates generally translate into decreases and increases in fair values of those instruments. Additionally, fair values of interest rate sensitive instruments may be affected by the creditworthiness of the issuer, prepayment options, relative values of alternative investments, the liquidity of the instrument and other general market conditions. We manage interest rate risk through a variety of measures. We monitor our interest rate risk and make investment decisions to manage the perceived risk.

Equity price risk is the risk that we will incur economic losses due to adverse changes in equity prices. In the past, our exposure to changes in equity prices primarily resulted from our holdings of equity securities. At December 31, 2022, we held $678 million in marketable equity securities (not including our investments in preferred securities of $903 million and our investments in unconsolidated affiliates of $2,614 million). The carrying values of investments subject to equity price risks are based on quoted market prices as of the balance sheet date. Market prices are subject to fluctuation and, consequently, the amount realized in the subsequent sale of an investment may significantly differ from the reported market value. Fluctuation in the market price of a security may result from perceived changes in the underlying economic characteristics of the investee, the relative price of alternative investments and general market conditions. Furthermore, amounts realized in the sale of a particular security may be affected by the relative quantity of the security being sold.

Financial instruments, which potentially subject us to concentrations of credit risk, consist primarily of cash equivalents, short-term investments, and trade receivables. We require placement of cash in financial institutions evaluated as highly creditworthy.

For purposes of this Annual Report, we perform a sensitivity analysis to determine the effects that market risk exposures may have on the fair values of our debt and other financial instruments.

The financial instruments that are included in the sensitivity analysis with respect to interest rate risk include fixed maturity investments, preferred securities and notes payable. The financial instruments that are included in the sensitivity analysis with respect to equity price risk include marketable equity securities. With the exception of our equity method investments, it is not anticipated that there would be a significant change in the fair value of other long-term investments or short-term investments if there were a change in market conditions, based on the nature and duration of the financial instruments involved.

To perform the sensitivity analysis, we assess the risk of loss in fair values from the effect of hypothetical changes in interest rates and equity prices on market-sensitive instruments. The changes in fair values for interest rate risks are determined by estimating the present value of future cash flows using various models, primarily duration modeling. The changes in fair values for equity price risk are determined by comparing the market price of investments against their reported values as of the balance sheet date.

Information provided by the sensitivity analysis does not necessarily represent the actual changes in fair value that we would incur under normal market conditions because, due to practical limitations, all variables other than the specific market risk factor are held constant. For example, our reserve for title claim losses (representing 3.0% of total liabilities at December 31, 2022) is not included in the hypothetical effects.

Market Risk Factors

Market risk is the risk of the loss of fair value resulting from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates, commodity prices and equity prices. Market risk is directly influenced by the volatility and liquidity in the markets in which the related underlying financial instruments are traded. We have significant holdings in financial instruments, which are naturally exposed to a variety of market risks. They are primarily exposed to interest rate risk, credit risk and equity price risk and have some exposure to counterparty risk, which affect the fair value of financial instruments subject to market risk.

We have no market risk sensitive instruments entered into for trading purposes; therefore, all of our market risk sensitive instruments were entered into for purposes other than trading. The results of the sensitivity analysis at December 31, 2022 and 2021, are as follows:

Interest Rate Risk

At December 31, 2022, an increase (decrease) in the levels of interest rates of 100 basis points, with all other variables held constant, would result in a (decrease) increase in the fair value of our fixed maturity securities and certain of our investments in preferred securities, which are tied to interest rates of $2.0 billion as compared with a (decrease) increase of $2.3 billion at December 31, 2021.

The actuarial models used to estimate the impact of a one percentage point change in market interest rates incorporate numerous assumptions, require significant estimates and assume an immediate and parallel change in interest rates without any management of the investment portfolio in reaction to such change. Consequently, potential changes in value of financial instruments indicated by these simulations will likely be different from the actual changes experienced under given interest rate scenarios, and the differences may be material. Because we actively manage our investments and liabilities, the net exposure to interest rates can vary over time. However, any such decreases in the fair value of fixed maturity securities, unless related to credit concerns of the issuer requiring allowances for credit losses, would generally be realized only if we were required to sell such securities at losses prior to their maturity to meet liquidity needs. Within our F&G segment, liquidity needs are managed using the surrender and withdrawal provisions of the annuity contracts and through other means.

Equity Price Risk

At December 31, 2022, a 10% increase (decrease) in market prices, with all other variables held constant, would result in an increase (decrease) in the fair value of our equity securities portfolio of $68 million, as compared with an increase (decrease) of $126 million at December 31, 2021.

Interest Rate Risk Related to our F&G Segment

Interest rate risk is the F&G segment's primary market risk exposure. We define interest rate risk as the risk of an economic loss due to adverse changes in interest rates. This risk arises from F&G's holdings in interest sensitive assets and liabilities, primarily as a result of investing life insurance premiums and fixed annuity deposits received in interest-sensitive assets and carrying these funds as interest-sensitive liabilities. Substantial and sustained increases or decreases in market interest rates can affect the profitability of the insurance products and the fair value of our investments, as the majority of F&G's insurance liabilities are backed by fixed maturity securities.

The profitability of most of F&G's products depends on the spreads between interest yield on investments and rates credited on insurance liabilities. F&G has the ability to adjust the rates credited, primarily caps and credit rates, on the majority of the annuity liabilities at least annually, subject to minimum guaranteed values. In addition, the majority of the annuity products have surrender and withdrawal penalty provisions designed to encourage persistency and to help ensure targeted spreads are earned. However, competitive factors, including the impact of the level of surrenders and withdrawals, may limit F&G's ability to adjust or maintain crediting rates at the levels necessary to avoid a narrowing of spreads under certain market conditions.

In order to meet F&G's policy and contractual obligations, F&G must earn a sufficient return on invested assets. Significant changes in interest rates exposes F&G to the risk of not earning the anticipated spreads between the interest rate earned on its investments and the credited interest rates paid on outstanding policies and contracts. Both rising and declining interest rates can negatively affect interest earnings, spread income and the attractiveness of certain products.

During periods of increasing interest rates, F&G may offer higher crediting rates on interest-sensitive products, such as IUL insurance and fixed annuities, and may increase crediting rates on in-force products to keep these products competitive. A rise in interest rates, in the absence of other countervailing changes, will result in a decline in the market value of F&G's investment portfolio.

As part of F&G's asset liability management ("ALM") program, F&G has made a significant effort to identify the assets appropriate to different product lines and ensure investing strategies match the profile of these liabilities. The ALM strategy is designed to align the expected cash flows from the investment portfolio with the expected liability cash flows. As such, a major component of F&G's effort to manage interest rate risk has been to structure the investment portfolio with cash flow characteristics that are consistent with the cash flow characteristics of the insurance liabilities. F&G uses actuarial models to simulate the cash flows expected from the existing business under various interest rate scenarios. These simulations enable F&G to measure the potential gain or loss in the fair value of interest rate-sensitive financial instruments, to evaluate the adequacy of expected cash flows from assets to meet the expected cash requirements of the liabilities and to determine if it is necessary to lengthen or shorten the average life and duration of our investment portfolio. Duration measures the price sensitivity of a security to a small change in interest rates. When the durations of assets and liabilities are similar, exposure to interest rate risk is minimized because a change in the value of assets could be expected to be largely offset by a change in the value of liabilities.

The duration of the investment portfolio, excluding cash and cash equivalents, derivatives, policy loans, and common stocks as of December 31, 2022 and 2021 is summarized as follows:

(Dollars in millions)	December 31, 2022	
Duration (years)	**Amortized Cost**	**% of Total**
0-4	$ 25,323	53 %
5-9	10,010	21 %
10-14	9,423	21 %
15-19	2,515	5 %
20-30	64	— %
Total	$ 47,335	100 %

(Dollars in millions)	December 31, 2021	
Duration (years)	**Amortized Cost**	**% of Total**
0-4	$ 17,765	48 %
5-9	8,414	23 %
10-14	5,619	15 %
15-19	4,474	12 %
20-30	883	2 %
Total	$ 37,155	100 %

Equity Price Risk Related to our F&G Segment

Our F&G segment is exposed to equity price risk through certain insurance products. F&G offers a variety of FIA/ IUL contracts with crediting strategies linked to the performance of indices such as the S&P 500 Index, Dow Jones Industrials or the NASDAQ 100 Index, and target volatility indices. Additionally, the estimated cost of providing GMWB on FIA products incorporates various assumptions about the overall performance of equity markets over certain time periods. Periods of significant and sustained downturns in equity markets, increased equity volatility or reduced interest rates could result in an increase in the valuation of the future policy benefit or policyholder account balance liabilities associated with such products, resulting in a reduction in F&G's net earnings. The rate of amortization of intangibles related to FIA/ IUL products and the cost of providing GMWB could also increase if equity market performance is worse than assumed.

To economically hedge the equity returns on these products, F&G purchases derivatives to hedge the FIA and IUL equity exposures. The primary way F&G hedges FIA/ IUL equity exposure is to purchase over the counter equity index call options from broker-dealer derivative counterparties approved by F&G. The second way to hedge FIA equity exposure is by purchasing exchange traded equity index futures contracts. This hedging strategy enables F&G to reduce the overall hedging costs and achieve a high correlation of returns on the call options purchased relative to the index credits earned by the FIA/ IUL contractholders. The majority of the call options are one-year options purchased to match the funding requirements underlying the FIA/ IUL contracts. These hedge programs are limited to the current policy term of the FIA/ IUL contracts. Future returns, which may be reflected in FIA/ IUL contracts' credited rates beyond the current policy term, are not hedged. F&G attempts to manage the costs of these purchases through the terms of its FIA/ IUL contracts, which permit F&G to change cap, spread or participation rates, subject to certain guaranteed minimums that must be maintained.

The derivatives are used to fund the FIA/ IUL contract index credits and the cost of the call options purchased is treated as a component of spread earnings. While the FIA/ IUL hedging program does not explicitly hedge GAAP income volatility, the FIA/ IUL hedging program tends to mitigate a significant portion of the GAAP reserve changes associated with movements in the equity market. This is due to the fact that a key component in the calculation of GAAP reserves is the market valuation of the current term embedded derivative. Due to the alignment of the embedded derivative reserve component with hedging of this same embedded derivative, there should be a reasonable match between changes in this component of the reserve and changes in the assets backing this component of the reserve. However, there may be an interim mismatch due to the fact that the hedges, which are put in place are only intended to cover exposures expected to remain until the end of an indexing term. To the extent index credits earned by the contractholder exceed the proceeds from option expirations and futures income, F&G incurs a raw hedging loss.

See Note F *Derivative Financial Instruments* in the Consolidated Financial Statements included in Item 8 of Part II of this Annual Report for additional details on the derivatives portfolio.

Fair value changes associated with these investments are intended to, but do not always, substantially offset the increase or decrease in the amounts added to policyholder account balances for indexed products. When index credits to policyholders exceed option proceeds received at expiration related to such credits, any shortfall is funded by F&G's net investment spread earnings and futures income. For the years ended December 31, 2022 and 2021, the annual index credits to policyholders on their anniversaries were $155 million and $628 million, respectively. Proceeds received at expiration on options related to such credits were $158 million and $702 million, respectively.

Other market exposures are hedged periodically depending on market conditions and our risk tolerance. The FIA/ IUL hedging strategy economically hedges the equity returns and exposes us to the risk that unhedged market exposures result in divergence between changes in the fair value of the liabilities and the hedging assets. F&G uses a variety of techniques, including direct estimation of market sensitivities, to monitor this risk daily. F&G intends to continue to adjust the hedging strategy as market conditions and risk tolerance change.

Credit Risk and Counterparty Risk Related to our F&G Segment

Our F&G segment is exposed to the risk that a counterparty will default on its contractual obligation resulting in financial loss. F&G's major source of credit risk arises predominantly in its insurance operations' portfolios of debt and similar securities. The fair value of F&G's fixed maturity portfolio totaled $31 billion and $30 billion at December 31, 2022 and 2021, respectively. F&G's credit risk materializes primarily as impairment losses. F&G is exposed to occasional cyclical economic downturns, during which impairment losses may be significantly higher than the long-term historical average. This is offset by years where it expects the actual impairment losses to be substantially lower than the long-term average. Credit risk in the portfolio can also materialize as increased capital requirements as assets migrate into lower credit qualities over time. The effect of rating migration on its capital requirements is also dependent on the economic cycle and increased asset impairment levels may go hand in hand with increased asset related capital requirements.

F&G attempts to manage the risk of default and rating migration by applying disciplined credit evaluation and underwriting standards and limiting allocations to lower quality, higher risk investments. In addition, F&G diversifies exposure by issuer and country, using rating based issuer and country limits. F&G also sets investment constraints that limit our exposure by industry segment. To limit the impact that credit risk can have on earnings and capital adequacy levels, F&G has portfolio-level credit risk constraints in place. Limit compliance is monitored on a monthly or, in some cases, daily basis.

In connection with the use of call options, F&G is exposed to counterparty credit risk-the risk that a counterparty fails to perform under the terms of the derivative contract. F&G has adopted a policy of only dealing with credit worthy counterparties and obtaining sufficient collateral where appropriate, as a means of attempting to mitigate the financial loss from defaults. The exposure and credit rating of the counterparties are continuously monitored and the aggregate value of transactions concluded is spread amongst different approved counterparties to limit the concentration in one counterparty. This policy allows for the purchase of derivative instruments from counterparties and/or clearinghouses that meet the required qualifications under the Iowa Code. F&G reviews the ratings of all the counterparties periodically. Collateral support documents are negotiated to further reduce the exposure when deemed necessary. See Note F *Derivative Financial Instruments* in the Consolidated Financial Statements included in Item 8 of Part II of this Annual Report for additional information regarding our exposure to credit loss.

F&G also has credit risk related to the ability of reinsurance counterparties to honor their obligations to pay the contract amounts under various agreements. To minimize the risk of credit loss on such contracts, F&G diversifies exposures among many reinsurers and limits the amount of exposure to each based on credit rating. F&G also generally limits selection of counterparties with which to do new transactions to those with an "A-" credit rating or above and/or that are appropriately collateralized and provide credit for reinsurance. When exceptions are made to that principle, F&G ensures that collateral is obtained to mitigate risk of loss. The following table presents F&G's reinsurance recoverable balances and financial strength ratings for our five largest reinsurance recoverable balances as of December 31, 2022 and 2021:

		December 31, 2022			
(Dollars in millions)		Financial Strength Rating			
Parent Company/Principal Reinsurers	Reinsurance Recoverable	AM Best	S&P	Fitch	Moody's
Aspida	$ 3,121	A-	Not Rated	Not Rated	Not Rated
Wilton Reassurance Company	1,231	A+	Not Rated	A	Not Rated
Somerset	570	A-	BBB+	Not Rated	Not Rated
London Life	100	A+	Not Rated	Not Rated	Not Rated
Security Life of Denver Insurance Company	93	Not Rated	A-	A-	Baa1

		December 31, 2021			
(Dollars in millions)		Financial Strength Rating			
Parent Company/Principal Reinsurers	Reinsurance Recoverable	AM Best	S&P	Fitch	Moody's
Wilton Re	$ 1,269	A+	Not Rated	A+	Not Rated
Aspida Life Re Ltd	873	A-	Not Rated	BBB	Not Rated
Somerset Reinsurance Ltd	780	A-	BBB+	Not Rated	Not Rated
Security Life of Denver	102	Not Rated	A-	A-	Baa1
London Life Reinsurance Co.	102	A+	Not Rated	Not Rated	Not Rated

In the normal course of business, certain reinsurance recoverables are subject to reviews by the reinsurers. We are not aware of any material disputes arising from these reviews or other communications with the counterparties as of December 31, 2022 that would require an allowance for uncollectible amounts.

For information on concentrations of reinsurance risk, refer to Note O *F&G Reinsurance* in the Consolidated Financial Statements included in Item 8 of Part II of this Annual Report.

For information on counter party risk associated with our title business, refer to Note H *Commitments and Contingencies* in the Consolidated Financial Statements included in Item 8 of Part II of this Annual Report..

Use of Estimates and Assumptions

The preparation of our Consolidated Financial Statements included in Item 8 of Part II of this Annual Report in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions used.

Concentrations of Financial Instruments Related to our F&G Segment

As of December 31, 2022, our F&G segment's most significant investment in one industry, excluding United States, Foreign Government securities and structured securities, was its investment securities in the Banking industry with a fair value of $2,855 million or 7% of the invested assets portfolio and an amortized cost of $3,301 million. As of December 31, 2022, F&G's holdings in this industry include investments in 132 different issuers with the top ten investments accounting for 37% of the total holdings in this industry. As of December 31, 2022, F&G had one issuer, Blackstone Wave Asset Holdco, in which investments exceeded 10% of shareholders' equity and was F&G's largest concentration in any single issuer with a total fair value of $741 million or 2% of the invested assets portfolio. Blackstone Wave Asset Holdco is a special purpose vehicle that holds investments in numerous limited partnership investments. Those limited partnership investments are further diversified by holding interest in multiple individual investments and industries.

Concentrations of Financial and Capital Markets Risk Related to our F&G Segment

Our F&G segment is exposed to financial and capital markets risk, including changes in interest rates and credit spreads, which can have an adverse effect on its results of operations, financial condition and liquidity. Exposure to such financial and capital markets risk relates primarily to the market price and cash flow variability associated with changes in interest rates. A rise in interest rates, in the absence of other countervailing changes, will increase the net unrealized loss position and, if long-term interest rates rise dramatically within a six to twelve month time period, certain of F&G's products may be exposed to disintermediation risk. Disintermediation risk refers to the risk that policyholders surrender their contracts in a rising interest rate environment, requiring F&G to liquidate assets in an unrealized loss position. We attempt to mitigate the risk, including changes in interest rates by investing in less rate-sensitive investments, including senior tranches of collateralized loan obligations, non-agency residential mortgage-backed securities, and various types of asset backed securities. Management believes this risk is also mitigated to some extent by surrender charge protection provided by F&G's products. We expect to continue to face these challenges and uncertainties that could adversely affect our results of operations and financial condition.

Item 8. *Financial Statements and Supplementary Data*

FIDELITY NATIONAL FINANCIAL, INC. AND SUBSIDIARIES

INDEX TO FINANCIAL INFORMATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Fidelity National Financial, Inc.

Opinion on Internal Control over Financial Reporting

We have audited Fidelity National Financial, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Fidelity National Financial, Inc. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of earnings, comprehensive earnings, equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and financial statement schedules listed in the Index at Item 15(a)(2) and our report dated February 27, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Jacksonville, Florida

February 27, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Fidelity National Financial, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Fidelity National Financial, Inc. and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of earnings, comprehensive earnings, equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and financial statement schedules listed in the Index at Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 27, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Loss Provision Rate Assumption related to the Reserve for Title Claim Losses

Description of the Matter   The Company's reserve for title claim losses totaled $1.8 billion as of December 31, 2022. As discussed in Note A to the consolidated financial statements, the reserve for title claim losses includes known claims as well as losses that have been incurred but not yet reported, net of recoupments. The Company establishes reserves for claims which are incurred but not reported at the time premium revenue is recognized based on estimated loss provision rates. There is significant uncertainty inherent in determining the loss provision rates.

Auditing the Company's reserve for title claim losses was complex because of the highly judgmental nature of the determination of the loss provision rates used in the valuation of the reserve for title claim losses. The significant judgment was primarily due to the sensitivity of management's estimate to claim loss history, industry trends, current legal environment, and geographic considerations.

How we Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of the Company's controls over management's process for the development of the loss provision rates and the recorded reserve for title claim losses. These controls included, among others, the review and approval process management has in place for the development of the loss provision rates and the estimation of the reserve for title claim losses.
	To evaluate the judgment used by management in determining the loss provision rates, among other procedures, we considered claim loss history, industry trends, current legal environment and geographic considerations, and how management assessed these factors in the current period as compared to prior periods. We involved actuarial professionals with specialized skills and industry knowledge, who assisted in performing an evaluation of the Company's current year loss provision rates compared with those used in prior periods, as well as a review of loss development experience for prior years. We also independently calculated a range of reasonable reserve estimates which we compared to management's recorded reserve for title claim losses.

Value of Business Acquired (VOBA), Deferred Acquisition Costs (DAC), Deferred Sales Inducements (DSI) and secondary guarantee liabilities

Description of the Matter	At December 31, 2022 VOBA, DAC, and DSI reported within other intangible assets, net totaled $3.7 billion and contractholder funds totaled $41.2 billion, a portion of which related to indexed universal life (IUL)-type and Investment-type contracts with secondary guarantees. As discussed in Note A to the consolidated financial statements, VOBA, DAC, and DSI are generally amortized over the lives of the policies in relation to the emergence of actual gross profits (AGPs) and estimated gross profits (EGPs). Secondary guarantee liabilities on IUL-type products or Investment-type contracts are calculated by multiplying the benefit ratio by the cumulative assessments recorded from contract inception through the balance sheet date less the cumulative secondary guarantee benefit payments plus interest. The benefit ratio is the ratio of the present value of secondary guarantees to the present value of the assessments used to provide the secondary guarantees. The assessments are calculated using the same assumptions used in VOBA, DAC, and DSI EGPs. There is significant uncertainty inherent in calculating EGPs and assessments as the calculation is sensitive to management's best estimate of assumptions such as earned rate, budgeted option costs, surrender rates, mortality, and guaranteed minimum withdrawal benefit (GMWB) utilization. Changes in assumptions, including the Company's earned rate, budgeted option costs, surrender rates, mortality, and GMWB utilization can have a significant impact on the pattern of EGPs of the underlying business and as a result the amortization of VOBA, DAC and DSI balances. Management's assumptions are adjusted, also known as unlocking, based on actual policyholder behavior and market experience and projecting for expected trends. The unlocking results in amortization being recalculated using the new assumptions for estimated gross profits, resulting either in additional or less cumulative amortization expense. Additionally, if experience or assumption changes result in a new benefit ratio, the secondary guarantee liabilities are adjusted to reflect the changes in a manner similar to the unlocking of VOBA, DAC, and DSI.
	Auditing the valuation of the Company's VOBA, DAC, and DSI that are amortized in relation to the emergence of AGPs/EGPs and valuation of secondary guarantee liabilities on IUL-type products or Investment-type contracts was complex because of the highly judgmental nature of the methods used and determination of the assumptions applied to determine the EGPs and assessments. The high degree of judgment was primarily due to the sensitivity of the EGPs and assessments to the methods used and assumptions applied which have a significant effect on the valuation of VOBA, DAC, DSI and secondary guarantee liabilities on IUL-type products or Investment-type contracts.
How we Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company's controls over the VOBA, DAC, DSI, and contractholder funds estimation processes. These controls included, among others, the review and approval process management has in place for the development of the significant assumptions described above.
	To evaluate the judgment used by management in determining the EGPs and assessments, among other procedures, we involved actuarial specialists and evaluated the methodology applied by management in determining the EGPs and assessments with those used in prior periods. To evaluate the significant assumptions used by management, we compared policyholder behavior assumptions that we identified as being higher risk to prior actual experience, observable market data or management's estimates of prospective changes in these assumptions. We performed an independent recalculation of EGPs and secondary guarantee liabilities for a sample of product cohorts, which we compared to the actuarial model used by management.

Valuation of Investments in Securities

Description of the Matter

The Company's fair value of fixed maturity securities totaled $33.1 billion as of December 31, 2022. The fair value of a subset of these securities, including asset backed securities and bonds, is based on non-binding broker quotes as described in Note D to the consolidated financial statements. The lack of visibility into assumptions used in non-binding broker quotes is a significant unobservable input, which creates greater subjectivity when determining the fair values.

Auditing the fair value of the securities valued by brokers was especially challenging because determining the fair value is complex and highly judgmental and involves using inputs and assumptions that are not directly observable in the market.

How we Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of management's valuation process for broker-quoted securities. These controls included management's evaluation of the broker-quoted values compared to an independently calculated range of values.

To test the fair value of the securities, we utilized the support of our valuation specialists which included, among other procedures, independently calculating a reasonable range of fair values for a sample of securities based on independently obtained information or available transaction data for similar securities. We compared these ranges to management's estimates of fair value for the selected securities.

Assumptions related to Fixed Indexed Annuity Embedded Derivative Liability

Description of the Matter

As of December 31, 2022, the fair value of the Company's fixed indexed annuity embedded derivative liability totaled $3.1 billion. Certain of the Company's fixed indexed annuity contracts allow the policyholder to elect an equity index linked feature, where amounts credited to the contract's account value are linked to the performance of designated equity indices selected by the policyholder. The equity index crediting feature is accounted for as an embedded derivative liability and reported at fair value as discussed in Note D to the consolidated financial statements.

Auditing the valuation of the Company's fixed indexed annuity embedded derivative was complex because of the highly judgmental nature of the determination of the assumptions required to determine the fair value of the embedded derivative. In particular, the fair value was sensitive to the significant assumptions used to determine future policy growth including the mortality, surrender rates, partial withdrawals, GMWB utilization, non-performance spread, and option cost. There is significant uncertainty inherent in determining the mortality, surrender rates, partial withdrawals, GMWB utilization, non-performance spread and option cost assumptions.

How we Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of the Company's controls over management's process for the development of the significant assumptions used in measuring the fair value of the embedded derivative for fixed indexed annuities. These controls included, among others, the review and approval process management has in place for the development of the significant assumptions.

To evaluate the judgment used by management in determining the assumptions used in measuring the fair value of the fixed indexed annuity embedded derivative, among other procedures, we involved actuarial specialists and evaluated the methodology applied by management in determining the fair value with those used in the prior period and in the industry. To evaluate the significant assumptions used by management in the methodology applied, we compared policyholder behavior assumptions to prior actual experience and management's estimate of prospective changes in the assumptions. In addition, we compared the nonperformance spread and option costs assumptions to observable market data. We performed an independent recalculation of the embedded derivative for a sample of products for comparison with the actuarial model used by management.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2017.

Jacksonville, Florida
February 27, 2023

FIDELITY NATIONAL FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Dollars in millions, except share data)

	December 31, 2022	December 31, 2021
ASSETS		
Investments:		
Fixed maturity securities available for sale, at fair value, at December 31, 2022 and December 31, 2021, at an amortized cost of $37,708 and $30,705, respectively, net of allowance for credit losses of $39 and $8, respectively, and includes pledged fixed maturity securities of $448 and $460, respectively, related to secured trust deposits	$ 33,095	$ 31,990
Preferred securities, at fair value	903	1,401
Equity securities, at fair value	678	1,263
Derivative investments	244	816
Mortgage loans, net of allowance for credit losses of $42 and $31 at December 31, 2022 and 2021, respectively.	4,554	3,749
Investments in unconsolidated affiliates	2,614	2,486
Other long-term investments	692	579
Short-term investments, at December 31, 2022 and December 31, 2021 includes pledged short-term investments of $6 and $1, respectively, related to secured trust deposits	2,590	491
Total investments	45,370	42,775
Cash and cash equivalents, at December 31, 2022 and 2021 includes $242 and $480, respectively, of pledged cash related to secured trust deposits	2,286	4,360
Trade and notes receivables, net of allowance of $33 and $32 at December 31, 2022 and 2021, respectively	467	557
Reinsurance recoverable, net of allowance for credit losses of $10 and $20 at December 31, 2022 and 2021, respectively	5,588	3,738
Goodwill	4,642	4,539
Prepaid expenses and other assets	2,231	1,203
Lease assets	376	376
Other intangible assets, net	4,034	2,557
Title plants	416	400
Property and equipment, net	179	185
Total assets	$ 65,589	$ 60,690
LIABILITIES AND EQUITY		
Liabilities:		
Contractholder funds	$ 41,233	$ 35,525
Future policy benefits	5,923	4,732
Accounts payable and accrued liabilities	2,352	2,696
Notes payable	3,238	3,096
Reserve for title claim losses	1,810	1,883
Funds withheld for reinsurance liabilities	3,703	1,676
Secured trust deposits	862	934
Lease liabilities	418	414
Income taxes payable	—	72
Deferred tax liability	71	205
Total liabilities	59,610	51,233
Equity:		
FNF common stock, $0.0001 par value; authorized 600,000,000 shares as of December 31, 2022 and 2021, respectively; outstanding of 272,309,890 and 283,778,574 as of December 31, 2022 and 2021, respectively, and issued of 327,757,349 and 325,486,429 as of December 31, 2022 and 2021, respectively	—	—
Preferred stock, $0.0001 par value; authorized 50,000,000 shares; issued and outstanding, none	—	—
Additional paid-in capital	5,876	5,811
Retained earnings	4,714	4,369
Accumulated other comprehensive earnings	(2,862)	779
Less: Treasury stock, 55,447,459 shares and 41,707,855 shares as of December 31, 2022 and 2021, respectively, at cost	(2,109)	(1,545)
Total Fidelity National Financial, Inc. shareholders' equity	5,619	9,414
Non-controlling interests	360	43
Total equity	5,979	9,457
Total liabilities and equity	$ 65,589	$ 60,690

See accompanying Notes to Consolidated Financial Statements

FIDELITY NATIONAL FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS
(Dollars in millions, except per share data)

	Year Ended December 31,		
	2022	2021	2020
Revenues:			
Direct title insurance premiums	$ 2,858	$ 3,571	$ 2,699
Agency title insurance premiums	3,976	4,982	3,599
Escrow, title-related and other fees	4,324	4,795	3,092
Interest and investment income	1,891	1,961	900
Recognized gains and losses, net	(1,493)	334	488
Total revenues	11,556	15,643	10,778
Expenses:			
Personnel costs	3,192	3,528	2,951
Agent commissions	3,064	3,821	2,749
Other operating expenses	1,721	1,929	1,759
Benefits and other changes in policy reserves	1,125	2,138	866
Depreciation and amortization	496	645	296
Provision for title claim losses	308	385	283
Interest expense	115	114	90
Total expenses	10,021	12,560	8,994
Earnings from continuing operations before income taxes and equity in earnings of unconsolidated affiliates	1,535	3,083	1,784
Income tax expense	398	713	322
Earnings before equity in earnings of unconsolidated affiliates	1,137	2,370	1,462
Equity in earnings of unconsolidated affiliates	15	64	15
Net earnings from continuing operations	1,152	2,434	1,477
Net earnings (loss) from discontinued operations, net of tax	—	8	(25)
Net earnings	1,152	2,442	1,452
Less: Net earnings attributable to non-controlling interests	16	20	25
Net earnings attributable to Fidelity National Financial, Inc. common shareholders	$ 1,136	$ 2,422	$ 1,427
Earnings per share			
Basic			
Net earnings from continuing operations attributable to FNF common shareholders	$ 4.13	$ 8.47	$ 5.11
Net earnings (loss) from discontinued operations attributable to FNF common shareholders	—	0.03	(0.09)
Net earnings per share attributable to FNF common shareholders, basic	$ 4.13	$ 8.50	$ 5.02
Diluted			
Net earnings from continuing operations attributable to FNF common shareholders	$ 4.10	$ 8.41	$ 5.08
Net earnings (loss) from discontinued operations attributable to FNF common shareholders	—	0.03	(0.09)
Net earnings per share attributable to FNF common shareholders, diluted	$ 4.10	$ 8.44	$ 4.99
Weighted average shares outstanding FNF common stock, basic basis	275	285	284
Weighted average shares outstanding FNF common stock, diluted basis	277	287	286

See accompanying Notes to Consolidated Financial Statements

FIDELITY NATIONAL FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS
(In millions)

	Year Ended December 31,		
	2022	**2021**	**2020**
Net earnings	$ 1,152	$ 2,442	$ 1,452
Other comprehensive earnings:			
Unrealized (loss) gain on investments and other financial instruments, net of adjustments to intangible assets and unearned revenue (excluding investments in unconsolidated affiliates) (1)	(3,839)	(413)	1,310
Unrealized gain on investments in unconsolidated affiliates (2)	9	22	3
Unrealized (loss) gain on foreign currency translation (3)	(18)	(7)	10
Reclassification adjustments for change in unrealized gains and losses included in net earnings (4)	173	(123)	(73)
Change in reinsurance liabilities held at fair value resulting from a change in the instrument-specific credit risk (5)	—	3	(3)
Other comprehensive earnings attributable to non-controlling interest (6)	29	—	—
Minimum pension liability adjustment (7)	5	(7)	14
Other comprehensive (loss) earnings	(3,641)	(525)	1,261
Comprehensive (loss) earnings	(2,489)	1,917	2,713
Less: Comprehensive earnings attributable to non-controlling interests	16	20	25
Comprehensive (loss) earnings attributable to Fidelity National Financial, Inc. common shareholders	$ (2,505)	$ 1,897	$ 2,688

(1)   Net of income tax (benefit) expense of $(1,010) million, $(113) million, and $350 million for the years ended December 31, 2022, 2021, and 2020, respectively.

(2)   Net of income tax expense of $3 million, $7 million, and $1 million for the years ended December 31, 2022, 2021, and 2020, respectively.

(3)   Net of income tax (benefit) expense of $(4) million, $0 million, and $1 million for the years ended December 31, 2022, 2021, and 2020, respectively.

(4)   Net of income tax expense (benefit) of $60 million, $(33) million and $(18) million for the years ended December 31, 2022, 2021 and 2020, respectively.

(5)   Net of income tax expense (benefit) of $1 million and $(1) million for the years ended December 31, 2021, and 2020, respectively.

(6)   Net of income tax expense of $8 million for the year ended December 31, 2022.

(7)   Net of income tax expense (benefit) of $2 million, $(2) million and $4 million for the years ended December 31, 2022, 2021, and 2020, respectively.

See accompanying Notes to Consolidated Financial Statements

FIDELITY NATIONAL FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY
(In millions, except per share data)

| | Fidelity National Financial, Inc. Common Shareholders | | | | | | | | | Redeemable |
| | FNF Common Stock | | Additional Paid-in | Retained | Accumulated Other Comprehensive Earnings | Treasury Stock | | Non-controlling | Total | Non-controlling |
	Shares	$	Capital	Earnings	(Loss)	Shares	$	Interests	Equity	Interests
Balance, January 1, 2020	292	$ —	$ 4,581	$ 1,356	$ 43	17	$ (598)	$ (17)	5,365	$ 344
Exercise of stock options	3	—	62	—	—	—	—	—	62	
F&G Acquisition	25	—	827	—	—	7	(217)	—	610	
Purchase of ServiceLink noncontrolling interest	—	—	211	—	—	—	—	47	258	(344)
Issuance of restricted stock	2	—	—	—	—	—	—	—	—	—
Treasury stock repurchased	—	—	—	—	—	7	(244)	—	(244)	—
Other comprehensive earnings - unrealized gain on investments and other financial instruments	—	—	—	—	1,310	—	—	—	1,310	—
Other comprehensive earnings - unrealized gain on investments in unconsolidated affiliates	—	—	—	—	3	—	—	—	3	—
Other comprehensive earnings - unrealized gain on foreign currency translation	—	—	—	—	10	—	—	—	10	—
Other comprehensive earnings - minimum pension liability adjustment	—	—	—	—	14	—	—	—	14	
Reclassification adjustments for change in unrealized gains and losses included in net earnings	—	—	—	—	(73)	—	—	—	(73)	—
Stock-based compensation	—	—	39	—	—	—	—	—	39	—
Dividends declared	—	—	—	(389)	—	—	—	—	(389)	—
Shares withheld for taxes and in treasury	—	—	—	—	—	—	(8)	—	(8)	—
Change in reinsurance liabilities held at fair value resulting from change in instrument-specific credit risk					(3)				(3)	
Subsidiary dividends declared to non-controlling interests	—	—	—	—	—	—	—	(14)	(14)	—
Net earnings	—	—	—	1,427	—	—	—	25	1,452	—
Balance, December 31, 2020	322	$ —	$ 5,720	$ 2,394	$ 1,304	31	$(1,067)	$ 41	$ 8,392	$ —
Exercise of stock options	2	—	50	—	—	—	—	—	50	—
Treasury stock repurchased	—	—	—	—	—	10	(461)	—	(461)	—
Issuance of restricted stock	1	—	—	—	—	—	—	—	—	—
Purchase of incremental share in consolidated subsidiaries	—	—	—	—	—	—	—	1	1	
Other comprehensive earnings — unrealized gain on investments and other financial instruments	—	—	—	—	(413)	—	—	—	(413)	—
Other comprehensive earnings — unrealized gain on investments in unconsolidated affiliates	—	—	—	—	22	—	—	—	22	—
Other comprehensive earnings — unrealized gain on foreign currency translation	—	—	—	—	(7)	—	—	—	(7)	—
Other comprehensive earnings - minimum pension liability adjustment	—	—	—	—	(7)	—	—	—	(7)	—
Reclassification adjustments for change in unrealized gains and losses included in net earnings	—	—	—	—	(123)	—	—	—	(123)	—
Stock-based compensation	—	—	41	—	—	—	—	—	41	—
Dividends declared	—	—	—	(447)	—	—	—	—	(447)	—
Shares withheld for taxes and in treasury	—	—	—	—	—	1	(17)	—	(17)	—
Change in reinsurance liabilities held at fair value resulting from change in instrument-specific credit risk	—	—	—	—	3	—	—	—	3	—
Subsidiary dividends declared to non-controlling interests	—	—	—	—	—	—	—	(19)	(19)	—
Net earnings	—	—	—	2,422	—	—	—	20	2,442	—
Balance, December 31, 2021	$ 325	$ —	$ 5,811	$ 4,369	$ 779	42	$(1,545)	$ 43	$ 9,457	$ —

See accompanying Notes to Consolidated Financial Statements

FIDELITY NATIONAL FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY (CONTINUED)
(In millions, except per share data)

| | Fidelity National Financial, Inc. Common Shareholders | | | | | | | | |
| | FNF Common Stock | | Additional Paid-in Capital | Retained Earnings | Accumulated Other Comprehensive Earnings (Loss) | Treasury Stock | | Non-controlling Interests | Total Equity |
	Shares	$				Shares	$		
Balance, January 1, 2022	325	$ —	$ 5,811	$ 4,369	$ 779	42	$(1,545)	$ 43	$ 9,457
Exercise of stock options	2	—	39	—	—	—	—	—	39
Non-controlling interest associated with current period acquisitions								45	45
Treasury stock repurchased	—	—	—	—	—	13	(549)	—	(549)
Issuance of restricted stock	1	—	—	—	—	—	—	—	—
Purchase of incremental share in consolidated subsidiaries	—	—	(3)	—	—	—	—	(12)	(15)
Other comprehensive earnings - unrealized loss on investments and other financial instruments	—	—	—	—	(3,839)	—	—	—	(3,839)
Other comprehensive earnings - unrealized gain on investments in unconsolidated affiliates	—	—	—	—	9	—	—	—	9
Other comprehensive earnings - unrealized loss on foreign currency translation	—	—	—	—	(18)	—	—	—	(18)
Other comprehensive earnings - minimum pension liability adjustment	—	—	—	—	5	—	—	—	5
Reclassification adjustments for change in unrealized gains and losses included in net earnings	—	—	—	—	173	—	—	—	173
Stock-based compensation	—	—	48	—	—	—	—	1	49
Dividends declared	—	—	—	(490)	—	—	—	—	(490)
Shares withheld for taxes and in treasury	—	—	—	—	—	—	(15)	—	(15)
Distribution of 15% of the common stock of F&G	—	—	(19)	(301)	—	—	—	320	—
Other comprehensive earnings attributable to non-controlling interest	—	—	—	—	29	—	—	(29)	
Subsidiary dividends declared to non-controlling interests	—	—	—	—	—	—	—	(24)	(24)
Net earnings	—	—	—	1,136	—	—	—	16	1,152
Balance, December 31, 2022	328	$ —	$ 5,876	$ 4,714	$ (2,862)	55	$(2,109)	$ 360	$ 5,979

See accompanying Notes to Consolidated Financial Statements

FIDELITY NATIONAL FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

| | For the Year Ended December 31, | | |
	2022	2021	2020
Cash Flows From Operating Activities:			
Net earnings	$ 1,152	$ 2,442	$ 1,452
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	496	645	296
Equity in earnings of unconsolidated affiliates	(15)	(64)	(15)
Loss (gain) on sales of investments and other assets and asset impairments, net	533	(588)	80
Loss on sale of businesses	—	14	9
Interest credited/index credits to contractholder account balances	(542)	805	750
Deferred policy acquisition costs and deferred sales inducements	(814)	(675)	(266)
Charges assessed to contractholders for mortality and administration	(212)	(180)	(100)
Non-cash lease costs	142	139	150
Operating lease payments	(154)	(150)	(152)
Distributions from unconsolidated affiliates, return on investment	151	106	—
Stock-based compensation cost	49	43	39
Change in NAV of limited partnerships, net	(109)	(589)	—
Change in valuation of derivatives, equity and preferred securities, net	947	253	(568)
Changes in assets and liabilities, net of effects from acquisitions:			
Change in reinsurance recoverable	149	4	40
Change in future policy benefits	1,191	634	(92)
Change in funds withheld from reinsurers	2,056	850	(15)
Net decrease (increase) in trade receivables	178	(120)	(83)
Net (decrease) increase in reserve for title claim losses	(73)	260	114
Net change in income taxes	25	(18)	24
Net change in other assets and other liabilities	(795)	279	(85)
Net cash provided by operating activities	4,355	4,090	1,578
Cash Flows From Investing Activities:			
Proceeds from sales, calls and maturities of investment securities	6,340	9,796	3,592
Fundings of notes receivable	(99)	—	—
Additions to property and equipment and capitalized software	(138)	(131)	(110)
Purchases of investment securities	(13,148)	(16,014)	(4,959)
Net (purchases of) proceeds from sales and maturities of short-term investment securities	(2,571)	266	145
F&G acquisition	—	—	(1,076)
Other acquisitions/disposals, net of cash acquired	(180)	(100)	158
Additional investments in unconsolidated affiliates	(1,077)	(1,746)	(327)
Distributions from unconsolidated affiliates, return of investment	335	491	241
Net other investing activities	14	(11)	5
Net cash used in investing activities	(10,524)	(7,449)	(2,331)

FIDELITY NATIONAL FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(In millions)

	For the Year Ended December 31,		
Cash Flows From Financing Activities:	**2022**	**2021**	**2020**
Borrowings	550	—	1,000
Debt offering	—	449	1,246
Debt costs/equity issuance additions	—	(6)	(22)
Debt service payments	(404)	—	(1,000)
Dividends paid	(489)	(446)	(389)
Subsidiary dividends paid to non-controlling interest shareholders	(20)	(19)	(14)
Exercise of stock options	39	48	62
Net change in secured trust deposits	(72)	224	(80)
Purchase of additional share in consolidated subsidiaries	(15)	—	(90)
Payment of contingent consideration for prior period acquisitions	(7)	(5)	(13)
Payment for shares withheld for taxes and in treasury	(15)	(17)	(8)
Contractholder account deposits	8,531	8,166	2,967
Contractholder account withdrawals	(3,450)	(2,931)	(1,327)
Purchases of treasury stock	(553)	(463)	(236)
Net cash provided by financing activities	4,095	5,000	2,096
Net (decrease) increase in cash and cash equivalents	(2,074)	1,641	1,343
Cash and cash equivalents at beginning of period	4,360	2,719	1,376
Cash and cash equivalents at end of period	$ 2,286	$ 4,360	$ 2,719

See accompanying Notes to Consolidated Financial Statements

FIDELITY NATIONAL FINANCIAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note A. Business and Summary of Significant Accounting Policies

The following describes the business and significant accounting policies of Fidelity National Financial, Inc. and its subsidiaries (collectively, "we," "us," "our," the "Company" or "FNF"), which have been followed in preparing the accompanying Consolidated Financial Statements.

Description of the Business

We are a leading provider of (i) title insurance, escrow and other title-related services, including trust activities, trustee sales guarantees, recordings and reconveyances and home warranty products, (ii) technology and transaction services to the real estate and mortgage industries and (iii) annuity and life insurance products. FNF is one of the nation's largest title insurance companies operating through its title insurance underwriters - Fidelity National Title Insurance Company ("FNTIC"), Chicago Title Insurance Company ("Chicago Title"), Commonwealth Land Title Insurance Company ("Commonwealth Title"), Alamo Title Insurance and National Title Insurance of New York Inc. - which collectively issue more title insurance policies than any other title company in the United States. Through our subsidiary, ServiceLink Holdings, LLC ("ServiceLink"), we provide mortgage transaction services, including title-related services and facilitation of production and management of mortgage loans. We are also a leading provider of insurance solutions serving retail annuity and life customers and institutional clients through our majority owned subsidiary, F&G Annuities & Life ("F&G").

For information about our reportable segments refer to Note J *Segment Information*.

Recent Developments

7.40% F&G Senior Notes

On January 13, 2023, F&G completed its issuance and sale of $500 million aggregate amount of its 7.40% Senior Notes due 2028 (the "7.40% F&G Notes"), pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended. The 7.40% F&G Notes are the senior unsecured, unsubordinated obligations of F&G and are guaranteed on an unsecured, unsubordinated basis by each of F&G's subsidiaries that are guarantors of its obligations under the F&G Credit Agreement (the "Guarantors"). F&G intends to use the net proceeds from the offering of the 7.40% F&G Notes for general corporate purposes, including to support the growth of assets under management and for F&G's future liquidity requirements. The interest rate payable on the 7.40% F&G Notes will be subject to adjustment from time to time if either S&P or Fitch (or a substitute rating agency therefor) downgrades (or downgrades and subsequently upgrades) the credit ratings assigned to the 7.40% F&G Notes.

Acquisition of TitlePoint

On January 1, 2023, we completed our previously announced acquisition of TitlePoint for $225 million in cash, subject to a customary working capital adjustment. TitlePoint enables searches for detailed property information, images of documents and maps from hundreds of counties across the U.S and is a leader in the science of real estate property research technology.

F&G Distribution

On December 1, 2022, we completed our previously announced separation and distribution of approximately 15% of the common stock of F&G (the "F&G Distribution"). Following the F&G Distribution, we retained control of F&G through our approximate 85% ownership stake. The F&G Distribution was accomplished by the distribution of 68 shares of common stock, par value $0.001 per share, of F&G for every 1,000 shares of common stock, par value $0.0001 per share, of FNF ("FNF Common Stock") as a dividend to each holder of shares of FNF Common Stock as of the close of business on November 22, 2022, the record date for the Distribution.

As a result of the F&G Distribution, F&G is a separate, publicly traded company and its businesses, assets and liabilities are expected to primarily consist of those related to F&G's business as a provider of insurance solutions serving retail annuity and life customers and institutional clients. Through F&G's insurance subsidiaries, including Fidelity & Guaranty Life Insurance Company and Fidelity & Guaranty Life Insurance Company of New York, F&G intends continue to market a broad portfolio of deferred annuities (fixed indexed annuities and multi-year guarantee annuities or other fixed rate annuities), immediate annuities, indexed universal life insurance, funding agreements (through funding agreement-backed notes issuances and the Federal Home Loan Bank of Atlanta) and pension risk transfer solutions. All of FNF's core title insurance, real estate, technology and mortgage related businesses, assets and liabilities that are not held by F&G remain with FNF.

F&G Credit Facility

On November 22, 2022, F&G entered into a Credit Agreement (the "F&G Credit Agreement") with certain lenders (the "Lenders") and Bank of America, N.A. as administrative agent (the "Administrative Agent"), swing line lender and an issuing bank, pursuant to which F&G has an available unsecured revolving credit facility (the "F&G Credit Facility") in an aggregate principal amount of $550 million to be used for working capital and general corporate purposes. As of December 31, 2022, the F&G Credit Facility was fully drawn with $550 million outstanding, offset by approximately $3 million of unamortized debt issuance costs. A net partial paydown of $35 million was made on January 6, 2023 and, on February 21, 2023, F&G entered into an amendment (the "First Amendment") to the F&G Credit Agreement (the "Amended F&G Credit Agreement"). The First Amendment increased the aggregate principal amount of commitments under the F&G Credit Facility by $115 million to $665 million. For further information related to the F&G Credit Facility, refer to Note G *Notes Payable*.

Repayment of 5.50% Senior Notes

On September 1, 2022, we repaid the remaining $400 million in outstanding principal amount of our 5.50% Senior Notes due September 2022.

Acquisition of AllFirst Title Insurance Agency ("AllFirst")

On August 9, 2022, we acquired approximately 74% of the outstanding equity of AllFirst for approximately $130 million in cash consideration. On December 19, 2022, we purchased an additional 6% of the outstanding equity of AllFirst for approximately $10 million in cash consideration. AllFirst and its portfolio brands, FirsTitle, Excel Title Group, Allegiance Title Company, Guaranty Title, Smith Brothers Abstract, Aggieland Title Company, and Guaranty Title New Mexico provide title examination, title plant, abstract, and settlement services for residential, commercial, farm and ranch sales, and energy projects in 121 counties throughout Texas, Oklahoma, New Mexico, and Arkansas. For further information related to the acquisition of AllFirst, refer to Note B *Acquisitions*.

Note Receivable from Cannae

In November 2017, in conjunction with the split-off of our former portfolio company investments into a separate company, Cannae Holdings, Inc. ("Cannae"), we issued to Cannae a revolver note, which we and Cannae amended and restated on May 12, 2022 (as amended and restated, the "Cannae Revolver").

The Cannae Revolver in the aggregate principal amount of up to $100 million accrues interest quarterly at the Adjusted Term SOFR Rate, as defined in the Amended and Restated Revolver Note, plus 450 basis points and matures on November 17, 2025. The maturity date is automatically extended for additional five-year terms unless notice of non-renewal is otherwise provided by either FNF or Cannae, in their sole discretion.

During the year ended December 31, 2022, Cannae borrowed approximately $85 million under the Cannae Revolver.

We account for the Cannae Revolver as a financing receivable. Interest income is recorded ratably in periods in which principal is outstanding. Uncollectible financing receivables are written off or impaired when, based on all available information, it is probable that a loss has occurred.

Principles of Consolidation and Basis of Presentation

The accompanying Consolidated Financial Statements are prepared in accordance with generally accepted accounting principles in the United States ("GAAP") and include our accounts as well as our wholly-owned and majority-owned subsidiaries. All intercompany profits, transactions and balances have been eliminated. In our title segment, our investments in unconsolidated subsidiaries and affiliates are accounted for using the equity method until such time that they become wholly or majority-owned. Earnings attributable to noncontrolling interests recorded on the Consolidated Statements of Earnings represents the portion of a majority-owned subsidiary's net earnings or loss that is owned by noncontrolling shareholders of the subsidiary. Noncontrolling interest recorded on the Consolidated Balance Sheets represents the portion of equity in a consolidated subsidiary owned by noncontrolling shareholders.

We are involved in certain entities that are considered variable interest entities ("VIEs") as defined under GAAP. Our involvement with VIEs is primarily to invest in assets that allow us to gain exposure to a broadly diversified portfolio of asset classes. A VIE is an entity that does not have sufficient equity to finance its own activities without additional financial support, where investors lack certain characteristics of a controlling financial interest, or where the entity is structured with non-substantive voting rights. We assess our relationships with VIEs to evaluate if we are the primary beneficiary of the VIE. If we determine we are the primary beneficiary of a VIE, we consolidate the assets and liabilities of the VIE in our Consolidated Financial Statements. See Note E *Investments* for additional information on our investments in VIEs.

Investments

Fixed Maturity Securities Available-for-Sale

Fixed maturity securities are purchased to support our investment strategies, which are developed based on factors including rate of return, maturity, credit risk, duration, tax considerations and regulatory requirements. Our investments in fixed maturity securities have been designated as available-for-sale ("AFS") and are carried at fair value, net of allowance for expected credit losses, with unrealized gains and losses included within accumulated other comprehensive income (loss) ("AOCI"), net of associated adjustments for deferred acquisition costs ("DAC"), value of business acquired ("VOBA"), deferred sales inducements ("DSI"), unearned revenue ("UREV"), Statement of Position 03-1, "*Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts*," ("SOP 03-1") reserves, and deferred income taxes. Fair values for fixed maturity securities are principally a function of current market conditions and are valued based on quoted prices in markets that are not active or model inputs that are observable or unobservable. We recognize investment income on fixed maturities based on the interest method, which results in the recognition of a constant rate of return on the investment equal to the prevailing rate at the time of purchase or at the time of subsequent adjustments of book value. In our title segment, realized gains and losses on sales of our fixed maturity securities are determined on the basis of the cost of the specific investments sold and are credited or charged to income on a trade date basis. Our F&G segment uses FIFO cost basis and generally records security transactions on a trade date basis except for private placements, which are recorded on a settlement date basis. Realized gains and losses on sales of fixed maturity securities are reported within Recognized gains and losses, net in the accompanying Consolidated Statements of Earnings. Fixed maturity securities AFS are subject to an allowance for credit loss and changes in the allowance are reported in net earnings as a component of Recognized gains and losses, net. For details on our policy around allowance for expected credit losses on available-for-sale securities, refer to Note E *Investments*.

Preferred and Equity Securities

Equity and preferred securities held are carried at fair value as of the balance sheet dates. The fair values of our equity and preferred securities are based on quoted prices in active markets, or are valued based on quoted prices in markets that are not active or model inputs that are observable or unobservable or based on net asset value ("NAV"). Changes in fair value and realized gains and losses on sales of our preferred and equity securities are reported within Recognized gains and losses, net in the accompanying Consolidated Statements of Earnings. Recognized gains and losses on sales of our preferred and equity securities are credited or charged to earnings on a trade date basis, unless the security is a private placement in which case settlement date basis is used. Interest and dividend income from these investments is reported in Interest and investment income in the accompanying Consolidated Statements of Earnings.

Derivative Financial Instruments

In our F&G segment, we hedge certain portions of our exposure to product related equity market risk by entering into derivative transactions (primarily call options). All such derivative instruments are recognized as either assets or liabilities in the accompanying Consolidated Balance Sheets at fair value. The changes in fair value are reported within Recognized gains and losses, net in the accompanying Consolidated Statements of Earnings.

We purchase financial instruments and issue products that may contain embedded derivative instruments. If it is determined that the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract, and a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is bifurcated from the host contract for measurement purposes. The embedded derivative is carried at fair value, which is determined through a combination of market observable inputs such as market value of option and interest swap rates and unobservable inputs such as the mortality multiplier, surrender and withdrawal rates and non-performance spread. The changes in fair value are reported within Benefits and other changes in policy reserves in the accompanying Consolidated Statements of Earnings. See a description of the fair value methodology used in Note D *Fair Value of Financial Instruments*.

Reinsurance Related Embedded Derivatives

As discussed in Note O *F&G Reinsurance*, F&G entered into reinsurance agreements with Kubera Insurance (SAC) Ltd. ("Kubera"), effective December 31, 2018, and ASPIDA Life Re Ltd ("Aspida Re"), effective January 1, 2021, and amended in August 2021 and September 2022, to cede a quota share of certain deferred annuity and multi-year guaranteed annuities ("MYGA") and deferred annuity "), respectively, GAAP and statutory reserves on a coinsurance funds withheld basis, net of applicable existing reinsurance. Effective October 31, 2021, the Kubera agreement was novated from Kubera to Somerset Reinsurance Ltd. ("Somerset"), a certified third-party reinsurer. Funds withheld arrangements allow the Company to retain legal ownership of assets backing reinsurance arrangements until they are earned by the reinsurer while passing credit risk associated with the assets in the funds withheld account to the reinsurer. These arrangements create embedded derivatives considered to be total return swaps with contractual returns that are attributable to the assets and liabilities associated with the reinsurance arrangement. The fair value of the total return swap is based on the change in fair value of the underlying assets held in the funds withheld portfolio. Investment results for the assets that support the coinsurance with funds withheld reinsurance arrangement, including gains and losses from sales, are passed directly to the reinsurer pursuant to contractual terms of the reinsurance arrangement. These total return swaps are not clearly and closely related to the underlying reinsurance contract and thus require bifurcation. The reinsurance related embedded derivative is reported in Prepaid expenses and other assets if in a net gain position, or Accounts payable and accrued liabilities, if in a net loss position on the Consolidated Balance Sheets and the related gains or losses are reported in Recognized gains (losses) on the Consolidated Statements of Earnings.

Mortgage Loans

Our investment in mortgage loans consists of commercial and residential mortgage loans on real estate, which are reported at amortized cost, less allowance for expected credit losses. For details on our policy around allowance for expected credit losses on mortgage loans, refer to Note E *Investments*.

Commercial mortgage loans are continuously monitored by reviewing appraisals, operating statements, rent revenues, annual inspection reports, loan specific credit quality, property characteristics, market trends and other factors.

Commercial mortgage loans are rated for the purpose of quantifying the level of risk. Loans are placed on a watch list when the debt service coverage ("DSC") ratio falls below certain thresholds and the loan-to-value ("LTV") ratios exceeds certain thresholds. Loans on the watchlist are closely monitored for collateral deficiency or other credit events that may lead to a potential loss of principal or interest. We define delinquent mortgage loans as 30 days past due, consistent with industry practice.

Residential mortgage loans have a primary credit quality indicator of either a performing or nonperforming loan. We define nonperforming residential mortgage loans as those that are 90 or more days past due and/or in nonaccrual status, which is assessed monthly. Generally, nonperforming residential mortgage loans have a higher risk of experiencing a credit loss. We consider residential mortgage loans that are 90 or more days past due and have an LTV greater than 90% to be foreclosure probable.

Interest on loans is recognized on an accrual basis at the applicable interest rate on the principal amount outstanding. Loan origination fees and direct costs, as well as premiums and discounts, are amortized as level yield adjustments over the respective loan terms. Unamortized net fees or costs are recognized upon early repayment of the loans. Loan commitment fees are deferred and amortized on an effective yield basis over the term of the loan. Interest income, amortization of premiums and discounts, prepayment fees, and loan commitment fees are reported in Interest and investment income in the accompanying Consolidated Statements of Earnings.

Short-term investments

Short-term investments consist of financial instruments with an original maturity of one year or less when purchased and include short-term fixed maturity securities and money market instruments, which are carried at fair value, and short-term loans, which are carried at amortized cost, which approximates fair value.

Investments in Unconsolidated Affiliates

In our F&G segment, we primarily account for our investments in unconsolidated affiliates (primarily limited partnerships) using the equity method, where the cost is initially recorded as an investment in the entity. Adjustments to the carrying amount reflect our pro rata ownership percentage of the operating results as indicated by NAV in the limited partnership financial statements. Income from investments in unconsolidated affiliates is included within Interest and investment income in the accompanying Consolidated Statements of Earnings. Recognition of income and adjustments to the carrying amount are delayed due to the availability of the related financial statements, which are obtained from the general partner generally on a one to three-month delay. Management meets quarterly with the general partner to determine whether any credit or other market events have occurred since prior quarter financial statements to ensure any material events are properly included in current quarter valuation and investment income. In our title business we account for our Investments in unconsolidated affiliates using the equity method of accounting and earnings on our investments in unconsolidated affiliates are recorded within Equity in earnings of unconsolidated affiliates within the Consolidated Statements of Earnings.

Interest and investment income

Dividends and interest income are recorded in Interest and investment income and recognized when earned. Income or losses upon call or prepayment of fixed maturity securities are recognized in Interest and investment income. Amortization of premiums and accretion of discounts on investments in fixed maturity securities are reflected in Interest and investment income over the contractual terms of the investments, and for callable investments at a premium, based on the earliest call date of the investments, in a manner that produces a constant effective yield.

For mortgage-backed and asset-backed securities, included in the fixed maturity securities portfolios, one of two models may be used to recognize interest income. For higher rated securities, interest income will be estimated based on an effective yield that considers cash flows received to date plus current expectations of future cash flows. For all other securities, interest income will be estimated based upon an effective yield that considers current expectations of future cash flows. For both interest income models, the estimated future cash flows include assumptions regarding the performance of the underlying collateral pool.

Interest and investment income is presented net of earned investment management fees and the effects of certain reinsurance contracts.

Cash and Cash Equivalents

Highly liquid instruments purchased as part of cash management with original maturities of three months or less are considered cash equivalents. The carrying amounts reported in the Consolidated Balance Sheets for these instruments approximate fair value.

Trade and Notes Receivables

The carrying values reported in the Consolidated Balance Sheets for trade and notes receivables approximate their fair value.

Premium revenues from agency title operations are recognized when the underlying title order and transaction closing, if applicable, are complete and reported to us. Premium revenues from agency operations and related commissions include an accrual based on estimated historical transaction volume data for policies that have closed in a particular period in which premiums have not yet been reported to us. Historically, the time lag between the closing of these transactions by our agents and the reporting of these policies, or premiums, to us has been up to 15 months, with 66% - 85% reported within three months following closing, an additional 10% - 24% reported within the next three months and the remainder within seven to fifteen months. In addition to accruing these earned but unreported agency premiums, we also accrue agent commission expense, which was 77.1% of agent premiums earned in 2022, 76.7% of agent premiums earned in 2021, and 76.4% of agent premiums earned in 2020. The amount due from our agents relating to this accrual, i.e., the agent premium less their contractual retained commission, was approximately $74 million and $113 million at December 31, 2022 and 2021, respectively. Due to the offsetting effects of reversing prior period accruals, the impact of this accrual to our recorded Agency title insurance premiums, Agent commissions and net earnings in any given period is not considered material.

Fair Value of Financial Instruments

The fair values of financial instruments presented in the Consolidated Financial Statements are estimates of the fair values at a specific point in time using available market information and appropriate valuation methodologies. These estimates are subjective in nature and involve uncertainties and significant judgment in the interpretation of current market data. See a description of the fair value methodology used in Note D *Fair Value of Financial Instruments*.

Fair Value of Assets Acquired and Liabilities Assumed in Business Combinations

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 805, Business Combinations, requires an acquirer to recognize, separately from goodwill, the identifiable assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree, and to measure these items generally at their acquisition date fair values. Goodwill is recorded as the residual amount by which the purchase price exceeds the fair value of the net assets acquired. If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, we are required to report provisional amounts in the financial statements for the items for which the accounting is incomplete. Adjustments to provisional amounts initially recorded that are identified during the measurement period are recognized in the reporting period in which the adjustment amounts are determined. This includes any effect on earnings of changes in depreciation, amortization, or other income effects as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. During the measurement period, we are also required to recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date that, if known, would have resulted in the recognition of those assets and liabilities as of that date. The measurement period ends the sooner of one year from the acquisition date or when we receive the information we were seeking about facts and circumstances that existed as of the acquisition date or learn that more information is not obtainable. Contingent consideration liabilities or receivables recorded in connection with business acquisitions must also be adjusted for changes in fair value until settled.

Goodwill

Goodwill represents the excess of cost over fair value of identifiable net assets acquired and assumed in a business combination. Goodwill and other intangible assets with indefinite useful lives are reviewed for impairment at the reporting unit level on an annual basis or more frequently if circumstances indicate potential impairment, through a comparison of fair value to the carrying amount. In evaluating the recoverability of goodwill, we perform an annual goodwill impairment analysis based on a review of qualitative factors to determine if events and circumstances exist, which will lead to a determination that the fair value of a reporting unit is greater than its carrying amount, prior to performing a full fair-value assessment.

We completed annual goodwill impairment analyses in the fourth quarter of each period presented using a September 30 measurement date. For the years ended December 31, 2022, 2021 and 2020, we determined there were no events or circumstances that indicated that the carrying value of a reporting unit exceeded the fair value.

VOBA, DAC and DSI

Our intangible assets include the value of insurance and reinsurance contracts acquired (hereafter referred to as VOBA), DAC, and DSI.

VOBA is an intangible asset that reflects the amount recorded as insurance contract liabilities less the estimated fair value of in-force contracts ("VIF") in a life insurance company acquisition. It represents the portion of the purchase price that is allocated to the value of the rights to receive future cash flows from the business in force at the acquisition date. VOBA is a function of the VIF, current GAAP reserves, GAAP assets, and deferred tax liability. The VIF is determined by the present value of statutory distributable earnings less opening required capital, and is sensitive to assumptions including the discount rate, surrender rates, partial withdrawals, utilization rates, projected investment spreads, mortality, and expenses. DAC consists principally of commissions that are related directly to the successful sale of new or renewal insurance contracts, which may be deferred to the extent recoverable. Indirect or unsuccessful acquisition costs, maintenance, product development and overhead expenses are charged to expense as incurred. DSI represents up front bonus credits and vesting and persistency bonuses to policyholder account values, which may be deferred to the extent recoverable.

The methodology for determining the amortization of VOBA, DAC and DSI varies by product type. For all insurance contracts accounted for under long-duration contract deposit accounting, amortization is based on assumptions consistent with those used in the development of the underlying contract liabilities, adjusted for emerging experience and expected trends. For all of the insurance intangibles (VOBA, DAC and DSI), the balances are generally amortized over the lives of the policies in relation to the expected emergence of estimated gross profits ("EGPs") from investment income, surrender charges and other product fees, less policy benefits, maintenance expenses, mortality, and expense margins. Recognized gains (losses) on investments, changes in fair value of derivatives and changes in fair value of the embedded derivative on our FIA and IUL products are included in actual gross profits in the period realized as described further below. Amortization is reported within Depreciation and amortization in the accompanying Consolidated Statements of Earnings.

Changes in assumptions, including our earned rate (i.e., long term assumptions of the Company's expected earnings on related investments), budgeted option costs (i.e., the expected cost to purchase call options in future periods to fund the equity indexed linked feature) and surrender rates can have a significant impact on VOBA, DAC and DSI balances and amortization rates. Due to the relative size and sensitivity to minor changes in underlying assumptions of those intangible balances, we perform quarterly and annual analyses of the VOBA, DAC and DSI balances for recoverability to ensure that the unamortized portion does not exceed the expected recoverable amounts. At each evaluation date, actual historical gross profits are reflected with the impact on the intangibles reported as "unlocking" as a component of amortization expense, and estimated future gross profits and related assumptions are evaluated for continued reasonableness. Any adjustment in estimated future gross profits requires that the amortization rate be revised ("unlocking") retroactively to the date of the contract issuance or acquisition date with respect to VOBA. The cumulative unlocking adjustment is recognized as a component of current period amortization and reflected within Depreciation and amortization in the accompanying Consolidated Statements of Earnings.

For investment-type products, the VOBA, DAC and DSI assets are adjusted for the impact of unrealized gains (losses) on AFS investments as if these gains (losses) had been realized, with corresponding credits or charges included in AOCI ("shadow adjustments").

Other Intangible Assets

We have other intangible assets, not including goodwill, VOBA, DAC or DSI, which consist primarily of customer relationships and contracts, the value of distribution network acquired ("VODA"), trademarks and tradenames and state licenses, and computer software, which are generally recorded in connection with acquisitions at their fair value. Intangible assets with estimable lives are amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In general, customer relationships are amortized over their estimated useful lives, generally ten years, using an accelerated method, which takes into consideration expected customer attrition rates. VODA is an intangible asset that represents the value of an acquired distribution network and is amortized using the sum of years digits method. Contractual relationships are generally amortized over their contractual life. Trademarks and tradenames are generally amortized over ten years. Capitalized computer software includes the fair value of software acquired in business combinations, purchased software and capitalized software development costs. Purchased software is recorded at cost and amortized using the straight-line method over its estimated useful life. Software acquired in business combinations is recorded at its fair value and amortized using straight-line or accelerated methods over its estimated useful life, ranging from five to ten years. For internal-use computer software products, internal and external costs incurred during the preliminary project stage are expensed as they are incurred. Internal and external costs incurred during the application development stage are capitalized and amortized on a product by product basis commencing on the date the software is ready for its intended use. We do not capitalize any costs once the software is ready for its intended use.

We recorded $14 million in impairment expense to other intangible assets in our F&G segment for the year ended December 31, 2022. We recorded no impairment expense to other intangible assets during the years ended December 31, 2021, and 2020.

Title Plants

Title plants are recorded at the cost incurred to construct or obtain and organize historical title information to the point it can be used to perform title searches. Costs incurred to maintain, update and operate title plants are expensed as incurred. Title plants are not amortized as they are considered to have an indefinite life, if maintained. Sales of title plants are reported at the amount received net of the adjusted costs of the title plant sold. Sales of title plant copies are reported at the amount received. No cost is allocated to the sale of copies of title plants unless the carrying value of the title plant is diminished or impaired. Title plants are reviewed for impairment whenever events or circumstances indicate that the carrying amounts may not be recoverable. We reviewed title plants for impairment for the years ended December 31, 2022, 2021 and 2020 and identified and recorded impairment expense of $1 million in the year ended December 31, 2022 and recorded no impairment expense related to title plants in the years ended December 31, 2021 or 2020.

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation. Depreciation is computed primarily using the straight-line method based on the estimated useful lives of the related assets: twenty to thirty years for buildings and three to twenty-five years for furniture, fixtures and equipment. Leasehold improvements are amortized on a straight-line basis over the lesser of the term of the applicable lease or the estimated useful lives of such assets. Property and equipment are reviewed for impairment whenever events or circumstances indicate that the carrying amounts may not be recoverable.

Contractholder Funds

Contractholder Funds include FIAs, fixed rate annuities, IULs, funding agreements and PRT and immediate annuities contracts without life contingencies. The liabilities for contractholder funds for fixed rate annuities, funding agreements and PRT and immediate annuities contracts without life contingencies consist of contract account balances that accrue to the benefit of the contractholders. The liabilities for FIA and IUL policies consist of the value of the host contract plus the fair value of the indexed crediting feature of the policy, which is accounted for as an embedded derivative. The embedded derivative is carried at fair value in Contractholder funds in the accompanying Consolidated Balance Sheets with changes in fair value reported in Benefits and other changes in policy reserves in the accompanying Consolidated Statements of Earnings. See a description of the fair value methodology used in Note D *Fair Value of Financial Instruments*.

Liabilities for the Guaranteed Minimum Withdrawal Benefits ("GMWB") and Guaranteed Minimum Death Benefit ("GMDB") riders on FIA and fixed rate annuity products are calculated by multiplying the benefit ratio by the cumulative assessments recorded from contract inception through the balance sheet date less the cumulative guaranteed minimum withdrawal and death benefit payments plus interest. The benefit ratio is the ratio of the present value of future guaranteed minimum withdrawal and death benefit payments to the present value of the assessments used to provide the guaranteed minimum withdrawal and death benefit payments using the same assumptions as we use for our intangible assets. If experience or assumption changes result in a new benefit ratio, the reserves are adjusted to reflect the changes in a manner similar to the unlocking of VOBA, DAC and DSI. The accounting for these GMWB and GMDB benefit liabilities (also referred to as "SOP 03-1 liabilities") impact EGPs used to calculate amortization of VOBA, DAC and DSI. The related reserve is adjusted for the impact of unrealized gains (losses) on AFS investments as if these gains (losses) had been realized, with corresponding credits or charges included in AOCI ("shadow adjustments").

Contractholder funds include funds related to funding agreements that have been issued pursuant to the FABN Program as well as to the Federal Home Loan Bank of Atlanta (" FHLB"). Single premiums are received at the initiation of the funding agreements. As of December 31, 2022 and December 31, 2021, we had approximately $2,200 million and $1,900 million outstanding under the FABN Program, respectively, which provides for semi-annual interest payments with principal maturities. Reserves for the FHLB funding agreements totaled $1,982 million and $1,543 million as of December 31, 2022 and 2021, respectively. The FHLB agreements provide a guaranteed stream of payments or provide for a bullet payment at maturity with renewal provisions. In accordance with the FHLB agreements, the investments supporting the funding agreement liabilities are pledged as collateral to secure the FHLB funding agreement liabilities and are not available to settle our general obligations. The collateral investments had a fair value of $3,387 million and $2,469 million as of December 31, 2022 and 2021, respectively. Payments pursuant to FABN and FHLB funding agreements extend through 2029.

Future Policy Benefits

The liabilities for future policy benefits and claim reserves for traditional life policies and life contingent immediate annuity policies (which includes life-contingent PRT annuities) are computed using assumptions for investment yields, mortality and withdrawals, with a provision for adverse deviation, based on generally accepted actuarial methods and assumptions at the time of acquisition or contract issue. The investment yield assumption is 4.3% for traditional direct life reserves for all contracts, 4.1% for life contingent pay-out annuities, and ranges from 3.6% to 6.9% for PRT annuities with life contingencies. Policies are terminated through surrenders and maturities, where surrenders represent the voluntary terminations of policies by policyholders and maturities are determined by policy contract terms. Surrender assumptions are based upon policyholder experience adjusted for expected future conditions.

For long-duration contracts the assumptions are locked in at contract inception and only modified if we deem the reserves to be inadequate. We periodically review actual and anticipated experience compared to the assumptions used to establish policy benefits. If the net GAAP liability (gross reserves less VOBA, DAC and DSI) is less than the gross premium liability, impairment is deemed to have occurred, and the VOBA, DAC and DSI asset balances are reduced until the net GAAP liability is equal to the gross premium liability. If the VOBA, DAC and DSI asset balances are completely written off and the net GAAP liability is still less than the gross premium liability, then an additional liability is recorded to arrive at the gross premium liability.

Reserve for Title Claim Losses

Our reserve for title claim losses includes known claims as well as losses we expect to incur, net of recoupments. Each known claim is reserved based on our review as to the estimated amount of the claim and the costs required to settle the claim. Reserves for claims, which are incurred but not reported are established at the time premium revenue is recognized based on historical loss experience and also take into consideration other factors, including industry trends, claim loss history, current legal environment, geographic considerations and the type of policy written.

The reserve for title claim losses also includes reserves for losses arising from closing and disbursement functions due to fraud or operational error.

If a loss is related to a policy issued by an independent agent, we may proceed against the independent agent pursuant to the terms of the agency agreement. In any event, we may proceed against third parties who are responsible for any loss under the title insurance policy under rights of subrogation.

Secured Trust Deposits

In the state of Illinois, a trust company is permitted to commingle and invest customers' assets with its own assets, pending completion of real estate transactions. Accordingly, our Consolidated Balance Sheets reflect a secured trust deposit liability of $862 million and $934 million at December 31, 2022 and 2021, respectively, representing customers' assets held by us and corresponding assets including cash and investments pledged as security for those trust balances.

Income Taxes

We recognize deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of our assets and liabilities and expected benefits of utilizing net operating loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The impact on deferred taxes of changes in tax rates and laws, if any, is applied to the years during which temporary differences are expected to be settled and reflected in the financial statements in the period enacted.

Reinsurance
Title

In our Title segment, in a limited number of situations, we limit our maximum loss exposure by reinsuring certain risks with other title insurers. We also earn a small amount of additional income, which is reflected in our direct premiums, by assuming reinsurance for certain risks of other title insurers. We cede a portion of certain policy and other liabilities under agent fidelity, excess of loss and case-by-case reinsurance agreements. Reinsurance agreements provide that in the event of a loss (including costs, attorneys' fees and expenses) exceeding the retained amounts, the reinsurer is liable for the excess amount assumed. However, the ceding company remains primarily liable in the event the reinsurer does not meet its contractual obligations.

F&G

In our F&G segment, our insurance subsidiaries enter into reinsurance agreements with other companies in the normal course of business. For arrangements in which F&G follows reinsurance accounting and for most arrangements that are accounted for as separate investment contracts, we present the amounts consistently and on a gross basis in our Consolidated Balance Sheets with the ceded reserves balance presented as a Reinsurance recoverable. Where applicable, deferred gains associated with the reinsurance of insurance and investment contracts will be included within Accounts payable and accrued expenses with the related accretion reflected within Escrow, title-related and other fees on the Consolidated Balance Sheets and Statements of Earnings, respectively. Where applicable, deferred costs associated with the reinsurance of insurance and investment contracts will be included within the Prepaid expense and other assets with the related amortization reflected within Other operating expenses in the Consolidated Balance Sheets and Statements of Earnings, respectively. Premium and expense are recorded net of reinsurance ceded for both insurance and investment contracts.

For some arrangements in which deposit accounting is applied or the arrangement is accounted for as a separate investment contract, the assets and liabilities of certain reinsurance contracts are presented on a net basis in the accompanying Consolidated Balance Sheets. The related net investment income, investment gain/loss, and change in reserves are presented net on the accompanying Consolidated Statements of Income. F&G intends to apply the right of offset where there is a right of offset explicit in the reinsurance agreement. See Note O *F&G Reinsurance* for more details over F&G's reinsurance agreements.

Revenue Recognition

Refer to Note L *Revenue Recognition* for a description of our accounting for our various revenue streams.

Benefits and Other Changes in Policy Reserves

Benefit expenses for FIAs, fixed rate annuities, IUL policies and funding agreements include interest credited and, for FIA and IUL policies, index credits, to contractholder account balances. Benefit claims in excess of contract account balances, net of reinsurance recoveries, are charged to expense in the period that they are earned by the policyholder based on their selected strategy or strategies. Interest crediting rates associated with funds invested in the general account of our insurance subsidiaries range from 0.5% to 6.0% for fixed rate annuities and FIAs combined, 3.0% to 4.8% for IULs, and 0.9% to 5.2% for funding agreements. Other changes in policy reserves include the change in the fair value of the FIA embedded derivative and the change in the SOP 03-1 reserve for GMWB and GMDB benefits.

Other changes in policy reserves also include the change in reserves for life insurance products. For traditional life and immediate annuities (which includes PRT annuities with life contingencies), policy benefit claims are charged to expense in the period that the claims are incurred, net of reinsurance recoveries.

Stock-Based Compensation Plans

We account for stock-based compensation plans using the fair value method. Using the fair value method of accounting, compensation cost is measured based on the fair value of the award at the grant date using quoted market prices, and recognized over the service period.

Earnings Per Share

Basic earnings per share, as presented on the Consolidated Statement of Earnings, is computed by dividing net earnings available to common shareholders by the weighted average number of common shares outstanding during the period. In periods when earnings are positive, diluted earnings per share is calculated by dividing net earnings available to common shareholders by the weighted average number of common shares outstanding plus the impact of assumed conversions of potentially dilutive securities. For periods when we recognize a net loss, diluted earnings per share is equal to basic earnings per share as the impact of assumed conversions of potentially dilutive securities is considered to be antidilutive. We have granted certain stock options, shares of restricted stock, convertible debt instruments and certain other convertible share based payments, which have been treated as common share equivalents for purposes of calculating diluted earnings per share for periods in which positive earnings have been reported.

The net earnings of F&G in our calculation of diluted earnings per share is adjusted for dilution related to certain F&G restricted stock granted to F&G's employees in accordance with ASC 260-10-55-20. We calculate the ratio of the shares of F&G we own to the total weighted average diluted shares of F&G outstanding and multiply the ratio by F&G's net earnings. The result is used for F&G's net earnings attributable to FNF included in our consolidated net earnings in the numerator for our diluted EPS calculation.

Restricted stock, options or other instruments, which provide the ability to acquire shares of our common stock that are antidilutive are excluded from the computation of diluted earnings per share. There were 1 million antidilutive instruments outstanding for the years ended December 31, 2022 and 2021.

Comprehensive Earnings (Loss)

We report Comprehensive earnings (loss) in accordance with GAAP on the Consolidated Statements of Comprehensive Earnings. Total comprehensive earnings are defined as all changes in shareholders' equity during a period, other than those resulting from investments by and distributions to shareholders. While total comprehensive earnings is the activity in a period and is largely driven by net earnings in that period, accumulated other comprehensive earnings or loss represents the cumulative balance of other comprehensive earnings, net of tax, as of the balance sheet date. Amounts reclassified to net earnings relate to the realized gains (losses) on our investments and other financial instruments, excluding investments in unconsolidated affiliates, and are included in Recognized gains and losses, net on the Consolidated Statements of Earnings.

Changes in the balance of Other comprehensive earnings (loss) by component are as follows:

	Unrealized gain (loss) on investments and other financial instruments, net (excluding investments in unconsolidated affiliates)	Unrealized gain (loss) relating to investments in unconsolidated affiliates	Unrealized (loss) gain on foreign currency translation and cash flow hedging	Minimum pension liability adjustment	Total Accumulated Other Comprehensive Earnings (Loss)
	(In millions)				
Balance January 1, 2020	$ 46	$ 18	$ (11)	$ (10)	$ 43
Reclassification adjustments	(73)	—	—	—	(73)
Other comprehensive earnings	1,307	3	10	14	1,334
Balance December 31, 2020	1,280	21	(1)	4	1,304
Reclassification adjustments	(123)	—	—	—	(123)
Other comprehensive earnings	(410)	22	(7)	(7)	(402)
Balance December 31, 2021	747	43	(8)	(3)	779
Reclassification adjustments	173	—	—	—	173
Other comprehensive earnings	(3,810)	9	(18)	5	(3,814)
Balance December 31, 2022	$ (2,890)	$ 52	$ (26)	$ 2	$ (2,862)

Redeemable Non-controlling Interest

Subsequent to our acquisition of Lender Processing Services, Inc. ("LPS") in January 2014, we issued a 35% ownership interest in ServiceLink to funds affiliated with Thomas H. Lee Partners ("THL" or "the minority interest holder"). THL had an option to put its ownership interests of ServiceLink to us if no public offering of the corresponding business was consummated after four years from the date of FNF's purchase of LPS. The Class A units owned by THL (the "redeemable noncontrolling interests") could have been settled in cash or common stock of FNF or a combination of both at our election. As of January 2018, no public offering was made and the redeemable noncontrolling interests were no longer subject to a holding requirement. The redeemable noncontrolling interests were settled at the current fair value at the time we received notice of THL's put election as determined by the parties or by a third-party appraisal under the terms of the Unit Purchase Agreement. As a result of a recapitalization of ServiceLink in 2015, the ownership interest by the minority interest holder was reduced from 35% to 21%. The redeemable noncontrolling interests were recorded at their initial value of $344 million in our Consolidated Balance Sheets and would have been adjusted to fair value were such value to rise above the initial value. As these redeemable noncontrolling interests provided for redemption features not solely within our control, we classified the redeemable noncontrolling interests outside of permanent equity. On July 29, 2020, we purchased for $90 million the outstanding Class A units of ServiceLink held by THL. As of the purchase date, ServiceLink is a wholly-owned subsidiary of FNF.

Management Estimates

The preparation of these Consolidated Financial Statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Periodically, and at least annually, typically in the third quarter, we review the assumptions associated with reserves for policy benefits, product guarantees, and amortization of intangibles. During the fourth quarter of 2022, based on increases in interest rates and pricing changes during 2022, we updated certain FIA assumptions used to calculate the fair value of the embedded derivative component within contractholder funds and certain assumptions used to calculate SOP 03-1 liabilities and intangible balances. These changes, taken together, resulted in an increase in contractholder funds and future policy reserves of $96 million and an increase to intangible assets of $47 million.

During the third quarter of 2021, we implemented a new actuarial valuation system. As a result, our third quarter 2021 assumption updates include model refinements and assumption updates resulting from the implementation. The system implementation and assumption review process that occurred in the third quarter of 2021 included refinements in the calculation of the fair value of the embedded derivative component of our FIAs within contractholder funds and updates to the surrender rates, GMWB utilization, IUL premium persistency, maintenance expenses, and earned rate assumptions to reflect our current and expected future experience. These changes, taken together, resulted in a decrease in contractholder funds and future policy reserves of $425 million and a decrease to intangible assets of $136 million. These model refinements and assumptions are also used in the SOP 03-1 liability for GMWB and GMDB benefits and resulted in an increase in the liability of $28 million. There was no material change to underlying policyholder behavior. The majority of the changes represent one-time adjustments in the third quarter of 2021 related to the cumulative impact of the system implementation and are not expected to re-occur in the future.

Note B — Acquisitions

AllFirst

On August 9, 2022, we acquired approximately 74% of the outstanding equity of AllFirst for approximately $130 million in cash consideration. On December 19, 2022, we purchased an additional 6% of the outstanding equity of AllFirst for approximately $10 million in cash consideration.

The acquisition was accounted for as a business combination under FASB Accounting Standards Codification Topic 805, Business Combinations ("Topic 805"). The purchase price has been allocated to AllFirst's assets acquired and liabilities assumed based on their fair values as of August 9, 2022. Goodwill has been recorded based on the amount that the purchase price exceeds the fair value of the net assets acquired. Goodwill consists primarily of intangible assets that do not qualify for separate recognition. The goodwill recorded is expected to be deductible for tax purposes. In connection with the acquisition, we recorded preliminary fair value estimates for goodwill, other intangibles, other assets, other liabilities and non-controlling interest of $105 million, $55 million, $40 million, $19 million and $46 million, respectively, as of December 31, 2022.

The gross carrying value and weighted average estimated useful lives of Other intangible assets acquired in the AllFirst acquisition consist of the following (dollars in millions):

	Gross Carrying Value	Weighted Average Estimated Useful Life (in years)
Other intangible assets:		
Customer relationships	$ 46	10
Trade name	7	10
Non-compete agreements	1	5
Software	1	2
Total Other intangible assets	$ 55	

F&G

On June 1, 2020, we acquired 100% of the outstanding equity of F&G for approximately $2.7 billion pursuant to the Agreement and Plan of Merger, dated February 7, 2020, as amended (the "Merger Agreement"). In connection with the Merger, we issued approximately 24 million shares of FNF common stock and paid approximately $1.8 billion in cash to former holders of F&G ordinary and preferred shares. On August 26, 2020, we issued an additional 1 million shares of FNF common stock and paid approximately $100 million in cash to Kingfishers, LP., Kingstown Partners Master, LTD., Kingstown Partners II, LP., Kingstown 1740 Fund, LP. and Ktown, LP. (collectively the "Kingstown Dissenters"), who are former owners of F&G common stock. For more information related to the Kingstown Dissenters, refer to Note H *Commitments and Contingencies*. At closing, all outstanding shares of F&G common stock, excluding shares associated with the liability to former owners, were converted into the right to receive the Merger Consideration (as defined in the Merger Agreement). Additionally, each outstanding F&G Option and F&G Phantom unit was canceled and converted into options to purchase FNF common stock and phantom units denominated in FNF common stock, and each outstanding warrant to purchase F&G common stock was converted into the right to purchase and receive upon exercise $8.18 in cash and .0833 shares of FNF common stock. At closing, our subsidiaries' ownership of F&G common and preferred shares was converted into approximately 7 million shares of FNF common stock, which are reflected as treasury shares in the accompanying Consolidated Financial Statements.

The initial purchase price is as follows (in millions):

Cash paid for outstanding F&G shares	$	1,903
Less: Cash Acquired		827
Net cash paid for F&G		1,076
Value of FNF share consideration		806
Value of outstanding converted equity awards attributed to services already rendered		28
Total net consideration paid	$	1,910

The acquisition was accounted for as a business combination under Topic 805.The purchase price was allocated to F&G's assets acquired and liabilities assumed based on their fair values as of the acquisition date. Goodwill has been recorded based on the amount that the purchase price exceeds the fair value of the net assets acquired. Goodwill consists primarily of intangible assets that do not qualify for separate recognition. The goodwill recorded is not expected to be deductible for tax purposes, except for $16 million related to a prior F&G transaction.

Pursuant to Topic 805, the financial statements were not retrospectively adjusted for any provisional amount changes that occurred during the measurement period. Rather, we recognized provisional adjustments as we obtained information not available as of the completion of the preliminary fair value calculation. We also recorded, in the same period as the financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, as a result of any changes to the provisional amounts, calculated as if the accounting had been completed at the acquisition date.

The following table summarizes the fair value amounts recognized for the assets acquired and liabilities assumed as of the acquisition date (in millions):

	Fair Value
Fixed maturity securities	$ 22,389
Preferred securities	876
Equity securities	52
Derivative instruments	313
Mortgage loans	1,755
Investments in unconsolidated affiliates	1,049
Other long-term investments	430
Short-term investments	37
Trade and notes receivable	1
Reinsurance recoverable	2,998
Goodwill	1,756
Prepaid expenses and other assets	379
Lease assets	8
Other intangible assets	2,107
Deferred tax asset	269
Assets of discontinued operations	2,392
Total assets acquired	36,811
Contractholder funds	26,451
Future policy benefits	3,871
Accounts payable and accrued liabilities	897
Notes payable	589
Funds withheld for reinsurance liabilities	816
Lease liabilities	9
Liabilities of discontinued operations	2,268
Total liabilities assumed	34,901
Net assets acquired	$ 1,910

The gross carrying value and weighted average estimated useful lives of Other intangible assets acquired in the F&G acquisition consist of the following (dollars in millions):

	Gross Carrying Value	Estimated Useful Life (in years)
Other intangible assets:		
Value of business acquired	$ 1,908	Various
Value of distribution network acquired	140	15
Trademarks and licenses	38	10
Software	21	2
Total Other intangible assets	$ 2,107	

We completed our assessment of the fair value of assets acquired and liabilities assumed within the one-year period from the date of acquisition. During the year ended December 31, 2021, we recorded measurement period adjustments as of the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized as of the acquisition date. Such adjustments resulted in a decrease in Reinsurance recoverable of approximately $289 million, an increase in Other intangible assets of approximately $61 million, a decrease in Future policy benefits of $227 million and various other, individually immaterial items. There was no material impact on Consolidated Statements of Earnings as a result of the measurement period adjustments recorded.

Unaudited Supplemental Pro-forma Financial Results

F&G's financial results since the acquisition date are reflected in our Consolidated Financial Statements. F&G's revenues and net earnings for the period from June 1, 2020 through December 31, 2020 of $1,233 million and $136 million, respectively, are included in the Consolidated Statements of Earnings for the year ended December 31, 2020. For comparative purposes, selected unaudited pro-forma consolidated results of operations of FNF for the year ended December 31, 2020 is presented below. Unaudited pro-forma results presented assume the consolidation of F&G occurred as of January 1, 2019.

	Year Ended December 31,
	2020
	(In millions)
Total revenues	$ 10,897
Net earnings attributable to FNF common shareholders	1,233

Amounts reflect certain pro forma adjustments to revenue and net earnings that were directly attributable to the acquisition, and for the elimination of historical activity between FNF and F&G prior to the acquisition. These adjustments include the following:

- elimination of valuation changes on FNF's investment in F&G common and preferred shares prior to the acquisition;

- elimination of dividends received by FNF related to its holdings of F&G's common and preferred shares prior to the acquisition;

- elimination of advisory fees F&G paid to FNF;

- elimination of transaction costs paid by F&G;

- adjustment to record interest expense related to financing associated with the acquisition;

- adjustment to reflect the elimination of historical amortization of F&G intangibles and the additional amortization of F&G intangibles measured at fair value as of the acquisition date; and

- adjustment to reflect the prospective reclassification from accumulated other comprehensive earnings of the unrealized gains on available-for-sale securities to a premium, which will be amortized into income based on the expected life of the investment securities.

Note C — Summary of Reserve for Title Claim Losses

A summary of the reserve for title claim losses follows:

	Year Ended December 31,		
	2022	2021	2020
	(Dollars in millions)		
Beginning balance	$ 1,883	$ 1,623	$ 1,509
Change in insurance recoverable	(128)	94	34
Claim loss provision related to:			
Current year	308	385	283
Prior years	—	—	—
Total title claim loss provision	308	385	283
Claims paid, net of recoupments related to:			
Current year	(21)	(14)	(11)
Prior years	(232)	(205)	(192)
Total title claims paid, net of recoupments	(253)	(219)	(203)
Ending balance of claim loss reserve for title insurance	$ 1,810	$ 1,883	$ 1,623
Provision for title insurance claim losses as a percentage of title insurance premiums	4.5 %	4.5 %	4.5 %

Several lawsuits have been filed by various parties against Chicago Title Company and Chicago Title Insurance Company as its principal (collectively, the "Named Companies"). Generally, plaintiffs claim they are investors who were solicited by Gina Champion-Cain through her former company, ANI Development LLC ("ANI"), or other affiliates to provide funds that purportedly were to be used for high-interest, short-term loans to parties seeking to acquire California alcoholic beverage licenses. Plaintiffs contend they were told that under California state law, alcoholic beverage license applicants are required to deposit into escrow an amount equal to the license purchase price while their applications remain pending with the State. Plaintiffs further alleged that employees of Chicago Title Company participated with Ms. Champion-Cain and her entities in a fraud scheme involving an escrow account maintained by Chicago Title Company into which some of the plaintiffs' funds were deposited.

In connection with the alcoholic beverage license scheme, a lawsuit styled, *Securities and Exchange Commission v. Gina Champion-Cain and ANI Development, LLC*, was filed in the United States District Court for the Southern District of California asserting claims for securities fraud against Ms. Champion-Cain and certain of her affiliated entities. A receiver was appointed by the court to preserve the assets of the defendant affiliated entities (the "receivership entities"), pay their debts, operate the businesses and pursue any claims they may have against third-parties. Pursuant to the authority granted to her by the federal court, on January 7, 2022, a lawsuit styled, *Krista Freitag v. Chicago Title Co. and Chicago Title Ins. Co.*, was filed in San Diego County Superior Court by the receiver on behalf of the receivership entities against the Named Companies. The receiver seeks compensatory, incidental, consequential, and punitive damages, and seeks the recovery of attorneys' fees. In turn, the Named Companies petitioned the Federal Court to sue ANI, via the receiver, to pursue indemnity and other claims against the receivership entities as joint tortfeasors, which was granted.

On April 26, 2022, the Named Companies reached a global settlement with the receiver and several other investor claimants. As a condition of the settlement, the Named Companies and the receiver jointly sought court approval of the global settlement and entry of an order barring any claims against the Named Companies related to the alcoholic beverage license scheme. On November 23, 2022, the federal court overruled any objections by non-joining investors and entered an order approving the global settlement and barring further claims against the Named Companies ("Settlement and Bar Order"). The receiver is in receipt of the settlement payment from Chicago Title Company and will distribute the amount designated for each non-joining investor at the conclusion of any such investor's appeal of the Settlement and Bar Order (or back to Chicago Title Company if an appeal is successful). Some of the investor claimants who objected to entry of the Settlement and Bar Order have appealed the decision to the United States Court of Appeals for the Ninth Circuit by (Cases 22-56206, 22-56208, and 23-55083). Appellate briefing is expected to take place over the next several months.

The following lawsuits remain pending in the Superior Court of San Diego County for the State of California, all of which involve investor claimants who have claims against the Named Companies, objected to the settlement with the receiver, and have appealed the Settlement and Bar Order. Since any pending and future claims against the Named Companies are barred, the state court cases where plaintiffs have served a notice of appeal have been stayed pending the outcome of the appeals, and the claims against the Named Companies by non-appealing plaintiffs have been dismissed with prejudice. While they have not been consolidated into one action, they have been deemed by the court to be related and are assigned to the same judge for purposes of judicial economy.

On December 13, 2019, a lawsuit styled, *Kim Funding, LLC, Kim H. Peterson, Joseph J. Cohen, and ABC Funding Strategies, LLC v. Chicago Title Co., Chicago Title Ins. Co., Thomas Schwiebert, Adelle Ducharme, and Betty Elixman*, was filed in San Diego County Superior Court. Plaintiffs claim losses of more than $250 million as a result of the alleged fraud scheme, and also seek statutory, treble, and punitive damages, as well as the recovery of attorneys' fees. The Named Companies have filed a cross-complaint against Ms. Champion-Cain, and others. The Named Companies have reached a conditional settlement with the members of ABC Funding Strategies, LLC plaintiffs under confidential terms.

On July 7, 2020, a cross-claim styled, *Laurie Peterson v. Chicago Title Co., Chicago Title Ins. Co., Thomas Schwiebert, Adelle Ducharme, and Betty Elixman*, was filed in an existing lawsuit styled, *Banc of California, National Association v. Laurie Peterson*, which is pending in San Diego County Superior Court. Cross-complaint plaintiff was sued by a bank to recover in excess of $35 million that she allegedly guaranteed to repay for certain investments made by the Banc of California in the alcoholic beverage license scheme. Cross-complaint plaintiff has, in turn, sued the Named Companies in that action seeking in excess of $250 million in monetary losses as well as exemplary damages and attorneys' fees. The Named Companies filed a cross-complaint against Ms. Champion-Cain, and others, and the Named Companies were substituted in as the Plaintiff following a settlement with the bank.

On September 3, 2020, a cross-claim styled, *Kim H. Peterson Trustee of the Peterson Family Trust dated April 14 1992 v. Chicago Title Co., Chicago Title Ins. Co., Thomas Schwiebert, Adelle Ducharme, and Betty Elixman*, was filed in an existing lawsuit styled, *CalPrivate Bank v. Kim H. Peterson Trustee of the Peterson Family Trust dated April 14 1992*, which is pending in Superior Court of San Diego County for the State of California. Cross-complaint plaintiff was sued by a bank to recover in excess of $12 million that the trustee allegedly guaranteed to repay for certain investments made by CalPrivate Bank in the alcoholic beverage license scheme. Cross-complaint plaintiff has, in turn, sued the Named Companies in that action seeking in excess of $250 million in monetary losses as well as exemplary damages and attorneys' fees.

On November 2, 2020, a lawsuit styled, *CalPrivate Bank v. Chicago Title Co. and Chicago Title Ins. Co.*, was also filed in the Superior Court of San Diego County for the State of California. Plaintiff claims losses in excess of $12 million based upon business loan advances made in the alcoholic beverage license scheme, and seeks punitive damages and the recovery of attorneys' fees. The Named Companies have filed a cross-complaint against Ms. Champion-Cain, and others.

Chicago Title Company has also resolved a number of other pre-suit claims and previously-disclosed lawsuits from both individual and groups of alleged investors under confidential terms. Based on the facts and circumstances of the remaining claims, including the settlements already reached, we have recorded reserves included in our reserve for title claim losses, which we believe are adequate to cover losses related to this matter, and believe that our reserves for title claim losses are adequate.

We continually update loss reserve estimates as new information becomes known, new loss patterns emerge or as other contributing factors are considered and incorporated into the analysis of reserve for claim losses. Estimating future title loss payments is difficult because of the complex nature of title claims, the long periods of time over which claims are paid, significantly varying dollar amounts of individual claims and other factors.

Due to the uncertainty inherent in the process and to the judgment used by management, the ultimate liability may be greater or less than our current reserves. If actual claims loss development varies from what is currently expected and is not offset by other factors, it is possible that additional reserve adjustments may be required in future periods in order to maintain our recorded reserve within a reasonable range of our actuary's central estimate.

Note D — Fair Value of Financial Instruments

Our measurement of fair value is based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset, or non-performance risk, which may include our own credit risk. We estimate an exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability ("exit price") in the principal market, or the most advantageous market for that asset or liability in the absence of a principal market as opposed to the price that would be paid to acquire the asset or assume a liability ("entry price"). We categorize financial instruments carried at fair value into a three-level fair value hierarchy, based on the priority of inputs to the respective valuation technique, along with NAV. The hierarchy for fair value measurement is defined as follows:

Level 1 - Values are unadjusted quoted prices for identical assets and liabilities in active markets accessible at the measurement date.

Level 2 - Inputs include quoted prices for similar assets or liabilities in active markets, quoted prices from those willing to trade in markets that are not active, or other inputs that are observable or can be corroborated by market data for the term of the instrument. Such inputs include market interest rates and volatilities, spreads, and yield curves.

Level 3 - Certain inputs are unobservable (supported by little or no market activity) and significant to the fair value measurement. Unobservable inputs reflect the Company's best estimate of what hypothetical market participants would use to determine a transaction price for the asset or liability at the reporting date based on the best information available in the circumstances.

NAV - Certain equity investments are measured using NAV as a practical expedient in determining fair value. In addition, our unconsolidated affiliates (primarily limited partnerships) are primarily accounted for using the equity method of accounting with fair value determined using NAV as a practical expedient. Our carrying value reflects our pro rata ownership percentage as indicated by NAV in the limited partnership financial statements, which we may adjust if we determine NAV is not calculated consistent with investment company fair value principles. The underlying investments of the limited partnerships may have significant unobservable inputs, which may include, but are not limited to, comparable multiples and weighted average cost of capital rates applied in valuation models or a discounted cash flow model. Additionally, management meets quarterly with the general partner to determine whether any credit or other market events have occurred since prior quarter financial statements to ensure any material events are properly included in current quarter valuation and investment income.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

When a determination is made to classify an asset or liability within Level 3 of the fair value hierarchy, the determination is based upon the significance of the unobservable inputs to the overall fair value measurement. Because certain securities trade in less liquid or illiquid markets with limited or no pricing information, the determination of fair value for these securities is inherently more difficult. In addition to the unobservable inputs, Level 3 fair value investments may include observable components, which are components that are actively quoted or can be validated to market-based sources.

The carrying amounts and estimated fair values of our financial instruments for which the disclosure of fair values is required, including financial assets and liabilities measured and carried at fair value on a recurring basis, with the exception of investment contracts, portions of other long-term investments and debt, which are disclosed later within this footnote, was summarized according to the hierarchy previously described, as follows (in millions):

	December 31, 2022				
	Level 1	Level 2	Level 3	NAV	Fair Value
Assets					
Cash and cash equivalents	$ 2,286	$ —	$ —	$ —	$ 2,286
Fixed maturity securities, available-for-sale:					
Asset-backed securities	—	5,204	6,263	—	11,467
Commercial mortgage-backed securities	—	3,026	37	—	3,063
Corporates	40	12,857	1,440	—	14,337
Hybrids	93	638	—	—	731
Municipals	—	1,431	29	—	1,460
Residential mortgage-backed securities	—	1,225	302	—	1,527
U.S. Government	260	11	—	—	271
Foreign Governments	—	223	16	—	239
Equity securities	621	—	10	47	678
Preferred securities	320	582	1	—	903
Derivative investments	—	244	—	—	244
Reinsurance related embedded derivative, included in other assets	—	279	—	—	279
Short term investments	2,590	—	—	—	2,590
Other long-term investments	—	—	71	—	71
Total financial assets at fair value	$ 6,210	$ 25,720	$ 8,169	$ 47	$ 40,146
Liabilities					
Derivatives:					
FIA/ IUL embedded derivatives, included in contractholder funds	—	—	3,115	—	3,115
Total financial liabilities at fair value	$ —	$ —	$ 3,115	$ —	$ 3,115

	December 31, 2021				
	Level 1	Level 2	Level 3	NAV	Fair Value
Assets					
Cash and cash equivalents	$ 4,360	$ —	$ —	$ —	$ 4,360
Fixed maturity securities, available-for-sale:					
Asset-backed securities	—	4,736	3,959	—	8,695
Commercial mortgage-backed securities	—	2,944	35	—	2,979
Corporates	37	15,322	1,135	—	16,494
Hybrids	132	780	—	—	912
Municipals	—	1,458	43	—	1,501
Residential mortgage-backed securities	—	731	—	—	731
U.S. Government	394	—	—	—	394
Foreign Governments	—	266	18	—	284
Equity securities	1,206	—	9	48	1,263
Preferred securities	506	893	2	—	1,401
Derivative investments	—	816	—	—	816
Short term investments	168	2	321	—	491
Other long-term investments	—	—	78	—	78
Total financial assets at fair value	$ 6,803	$ 27,948	$ 5,600	$ 48	$ 40,399
Liabilities					
Derivatives:					
FIA/ IUL embedded derivatives, included in contractholder funds	—	—	3,883	—	3,883
Reinsurance related embedded derivatives, included in other liabilities	—	73	—	—	73
Total financial liabilities at fair value	$ —	$ 73	$ 3,883	$ —	$ 3,956

Valuation Methodologies

Cash and Cash Equivalents

The carrying amounts reported in the Consolidated Balance Sheets for these instruments approximate fair value.

Fixed Maturity, Preferred and Equity Securities

We measure the fair value of our securities based on assumptions used by market participants in pricing the security. The most appropriate valuation methodology is selected based on the specific characteristics of the fixed maturity, preferred or equity security, and we will then consistently apply the valuation methodology to measure the security's fair value. Our fair value measurement is based on a market approach, which utilizes prices and other relevant information generated by market transactions involving identical or comparable securities. Sources of inputs to the market approach include third-party pricing services, independent broker quotations, or pricing matrices. We use observable and unobservable inputs in our valuation methodologies. Observable inputs include benchmark yields, reported trades, broker-dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, and reference data including market research publications. In addition, market indicators and industry and economic events are monitored and further market data will be acquired when certain thresholds are met.

For certain security types, additional inputs may be used, or some of the inputs described above may not be applicable. The significant input used in the fair value measurement of equity securities for which the market approach valuation technique is employed is yield for comparable securities. Increases or decreases in the yields would result in lower or higher, respectively, fair value measurements. For broker-quoted only securities, quotes from market makers or broker-dealers are obtained from sources recognized to be market participants. We believe the broker quotes are prices at which trades could be executed based on historical trades executed at broker-quoted or slightly higher prices.

We analyze the third-party valuation methodologies and related inputs to perform assessments to determine the appropriate level within the fair value hierarchy. However, we did not adjust prices received from third parties as of December 31, 2022 or December 31, 2021.

Certain equity investments are measured using NAV as a practical expedient in determining fair value.

Derivative Financial Instruments

The fair value of call options is based upon valuation pricing models, which represents what we would expect to receive or pay at the balance sheet date if we canceled the options, entered into offsetting positions, or exercised the options. Fair values for these instruments are determined internally, based on industry accepted valuation pricing models, which use market-observable inputs, including interest rates, yield curve volatilities, and other factors.

The fair value of futures contracts (specifically for FIA contracts) represents the cumulative unsettled variation margin (open trade equity, net of cash settlements), which represents what we would expect to receive or pay at the balance sheet date if we canceled the contracts or entered into offsetting positions. These contracts are classified as Level 1.

The fair value measurement of the FIA/ IUL embedded derivatives included in contractholder funds is determined through a combination of market observable information and significant unobservable inputs using the option budget method. The market observable inputs are the market value of option and treasury rates. The significant unobservable inputs are the budgeted option cost (i.e., the expected cost to purchase call options in future periods to fund the equity indexed linked feature), surrender rates, mortality multiplier and non-performance spread. The mortality multiplier at December 31, 2022 and December 31, 2021was applied to the 2012 Individual Annuity mortality tables. Increases or decreases in the market value of an option in isolation would result in a higher or lower, respectively, fair value measurement. Increases or decreases in treasury rates, mortality multiplier, surrender rates, or non-performance spread in isolation would result in a lower or higher fair value measurement, respectively. Generally, a change in any one unobservable input would not directly result in a change in any other unobservable input. Also refer to Management's Estimates in Note A *Business and Summary of Significant Accounting Policies* regarding updated assumptions during the fourth quarter of 2022 and the implementation of a new actuarial valuation system and assumption updates during third quarter of 2021. The system implementation and assumption review process included refinements in the calculation of the fair value of the embedded derivative component of our fixed indexed annuities.

The fair value of the reinsurance-related embedded derivatives in the funds withheld reinsurance agreements with Kubera Insurance (SAC) Ltd. ("Kubera") (effective October 31, 2021, this agreement was novated from Kubera to Somerset Reinsurance Ltd. ("Somerset"), a certified third-party reinsurer) and ASPIDA Life Re Ltd ("Aspida Re") are estimated based upon the fair value of the assets supporting the funds withheld from reinsurance liabilities. The fair value of the assets is based on a quoted market price of similar assets (Level 2) and; therefore, the fair value of the embedded derivative is based on market-observable inputs and classified as Level 2. Please see Note O *F&G Reinsurance* for further discussion on F&G reinsurance agreements.

Other long-term investments

We hold a fund-linked note that provides for an additional payment at maturity based on the value of an embedded derivative based on the actual return of a dedicated return fund. Fair value of the embedded derivative is based on an unobservable input, the NAV of the fund at the balance sheet date. The embedded derivative is similar to a call option on the NAV of the fund with a strike price of zero since Fidelity & Guaranty Life Insurance Company ("FGL Insurance") will not be required to make any additional payments at maturity of the fund-linked note in order to receive the NAV of the fund on the maturity date. A Black-Scholes model determines the NAV of the fund as the fair value of the call option regardless of the values used for the other inputs to the option pricing model. The NAV of the fund is provided by the fund manager at the end of each calendar month and represents the value an investor would receive if it withdrew its investment on the balance sheet date. Therefore, the key unobservable input used in the Black-Scholes model is the value of the fund. As the value of the fund increases or decreases, the fair value of the embedded derivative will increase or decrease. See further discussion on the available-for-sale embedded derivative in Note F *Derivative Financial Instruments*.

The fair value of the credit-linked note is based on a weighted average of a broker quote and a discounted cash flow analysis. The discounted cash flow approach is based on the expected portfolio cash flows and amortization schedule reflecting investment expectations, adjusted for assumptions on the portfolio's default and recovery rates, and the note's discount rate. The fair value of the note is provided by the fund manager at the end of each quarter.

Quantitative information regarding significant unobservable inputs used for recurring Level 3 fair value measurements of financial instruments carried at fair value as of December 31, 2022 and December 31, 2021 are as follows:

	Fair Value at December 31, 2022 (in millions)	Valuation Technique	Unobservable Input(s)	Range (Weighted average) December 31, 2022
Assets				
Asset-backed securities	$ 5,916	Broker-quoted	Offered quotes	52.85% - 117.17% (94.18%)
Asset-backed securities	347	Third-Party Valuation	Offered quotes	41.43% - 210.50% (67.99%)
Commercial mortgage-backed securities	20	Broker-quoted	Offered quotes	109.02% - 109.02% (109.02%)
Commercial mortgage-backed securities	17	Third-Party Valuation	Offered quotes	74.66% -88.48% (82.74%)
Corporates	602	Broker-quoted	Offered quotes	79.16% - 102.53% (94.16%)
Corporates	826	Third-Party Valuation	Offered quotes	—% - 104.96% (89.69%)
Corporates	12	Discounted Cash Flow	Discount Rate	44.00% - 100.00% (77.02%)
Municipals	29	Third-Party Valuation	Offered quotes	93.95% - 93.95% (93.95%)
Residential mortgage-backed securities	302	Broker-quoted	Offered quotes	0.00% - 91.04% (86.38%)
Foreign Governments	16	Third-Party Valuation	Offered quotes	99.78% - 102.29% (100.56%)
Preferred securities	1	Discounted Cash Flow	Discount rate	100.00%
Equity securities	6	Broker Quoted	Offered quotes	$64.25 - $64.25 ($64.25)
Equity securities	4	Discounted Cash Flow	Discount rate	11.10% - 11.10% (11.10%)
		Market Comparable Company Analysis	EBITDA multiple	5.6x - 5.6x (5.6x)
Other long-term investments:				
Available-for-sale embedded derivative	23	Black Scholes model	Market value of fund	100.00%
Secured borrowing receivable	10	Broker-quoted	Offered quotes	100.00% - 100.00% (100.00%)
Credit Linked Note	15	Broker-quoted	Offered quotes	96.23%
Investment in affiliate	23	Market Comparable Company Analysis	EBITDA multiple	5x - 5.5x
Total financial assets at fair value	$ 8,169			
Liabilities				
Derivatives:				
FIA/ IUL embedded derivatives, included in contractholder funds	3,115	Discounted cash flow	Market value of option	0.00% - 23.90% (0.87%)
			Swap rates	3.88% - 4.73% (4.31%)
			Mortality multiplier	100.00% - 100.00% (100.00%)
			Surrender rates	0.25% - 70.00% (6.57%)
			Partial withdrawals	2.00% - 29.41% (2.73%)
			Non-performance spread	0.48% - 1.44% (1.30%)
			Option cost	0.07% - 4.97% (1.89%)
Total financial liabilities at fair value	$ 3,115			

	Fair Value at December 31, 2021	Valuation Technique	Unobservable Input(s)	Range (Weighted average) December 31, 2021
Assets				
Asset-backed securities	$ 3,844	Broker-quoted	Offered quotes	52.56% - 260.70% (97.06%)
Asset-backed securities	115	Third-Party Valuation	Offered quotes	93.02% - 108.45% (104.95%)
Commercial mortgage-backed securities	24	Broker-quoted	Offered quotes	126.70% - 126.70% (126.70%)
Commercial mortgage-backed securities	11	Third-Party Valuation	Offered quotes	97.91% - 97.91% (97.91%)
Corporates	380	Broker-quoted	Offered quotes	—% - 109.69% (100.91%)
Corporates	741	Third-Party Evaluation	Offered quotes	85.71% - 119.57% (107.72%)
Corporates	14	Discounted Cash Flow	Discount Rate	44.00% - 100.00% (62.00%)
Municipals	43	Third-Party Evaluation	Offered quotes	135.09% - 135.09% (135.09%)
Short-term	321	Broker-quoted	Offered quotes	100.00% - 100.00% (100.00%)
Foreign governments	18	Third-Party Evaluation	Offered quotes	107.23% - 116.44% (110.11%)
Preferred Securities	2	Income-Approach	Yield	2.43%
Equity securities	3	Broker-quoted	Offered Quotes	$6.23 - $6.23 ($6.23)
Equity securities	2	Black Scholes Model	Risk Free Rate	1.00% - 1.00% (1.00%)
			Strike Price	$1.50 - $1.50 ($1.50)
			Volatility	81.00% - 81.00% (81.00%)
			Dividend Yield	0.00% - 0.00% (0.00%)
Equity securities	4	Discounted Cash Flow	Discount Rate	12.70% - 12.70% (12.70%)
		Market Comparable Company Analysis	EBITDA multiple	5.9x - 5.9x (5.9x)
Other long-term investments:				
Available-for-sale embedded derivative	34	Black Scholes model	Market value of fund	100.00%
Credit Linked Note	23	Broker-quoted	Offered quotes	100.00%
Investment in affiliate	21	Market Comparable Company Analysis	EBITDA multiple	8x - 8x
Total financial assets at fair value	$ 5,600			
Liabilities				
Derivatives:				
FIA/ IUL embedded derivatives, included in contractholder funds	3,883	Discounted cash flow	Market value of option	0.00% - 38.72% (3.16%)
			Swap rates	0.05% - 1.94% (1.00%)
			Mortality multiplier	100.00% - 100.00% (100.00%)
			Surrender rates	0.25% - 70.00% (6.26%)
			Partial withdrawals	2.00% - 23.26% (2.72%)
			Non-performance spread	0.43% - 1.01% (0.68%)
			Option cost	0.07% - 4.97% (1.83%)
Total financial liabilities at fair value	$ 3,883			

The following tables summarize changes to the Company's financial instruments carried at fair value and classified within Level 3 of the fair value hierarchy for the years ended December 31, 2022 and December 31, 2021, respectively. This summary excludes any impact of amortization of VOBA, DAC and DSI. The gains and losses below may include changes in fair value due in part to observable inputs that are a component of the valuation methodology.

Year ended December 31, 2022

(in millions)

	Balance at Beginning of Period	Total Gains (Losses) Included in Earnings	Total Gains (Losses) Included in AOCI	Purchases	Sales	Settlements	Net transfer In (Out) of Level 3 (a)	Balance at End of Period	Change in Unrealized Incl in OCI
Assets									
Fixed maturity securities available-for-sale:									
Asset-backed securities	$ 3,959	$ (6)	$ (393)	$ 3,269	$ (39)	$ (541)	$ 14	$ 6,263	$ (426)
Commercial mortgage-backed securities	35	—	(5)	—	—	—	7	37	(4)
Corporates	1,135	1	(187)	714	(20)	(215)	12	1,440	(188)
Hybrids	—	—	—	—	—	—	—	—	—
Municipals	43	—	(14)	—	—	—	—	29	(13)
Residential mortgage-backed securities	—	—	—	316	—	—	(14)	302	—
Foreign Governments	18	—	(2)	—	—	—	—	16	(1)
Short-term	321	—	(1)	20	—	—	(340)	—	(1)
Preferred securities	2	—	(1)	—	—	—	—	1	(1)
Equity securities	9	—	—	2	(1)	—	—	10	—
Other long-term assets:									
Available-for-sale embedded derivative	34	(11)	—	—	—	—	—	23	—
Credit linked note	23	(1)	(1)	—	(2)	(4)	—	15	—
Investment in affiliate	21	—	2	—	—	—	—	23	2
Secured borrowing receivable	$ —	$ —	$ —	$ —	$ —	$ —	$ 10	$ 10	$ —
Total assets at Level 3 fair value	$ 5,600	$ (17)	$ (602)	$ 4,321	$ (62)	$ (760)	$ (311)	$ 8,169	$ (632)
Liabilities									
Future policy benefits	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
FIA/ IUL embedded derivatives, included in contractholder funds	3,883	(1,382)	—	768	—	(154)	—	3,115	—
Total liabilities at Level 3 fair value	$ 3,883	$ (1,382)	$ —	$ 768	$ —	$ (154)	$ —	$ 3,115	$ —

(a) The net transfers out of Level 3 during the year ended December 31, 2022 were to Level 2.

	Year ended December 31, 2021								
		Total Gains (Losses)					**Net transfer In (Out) of Level 3 (a)**	**Balance at End of Period**	**Change in Unrealized Incl in OCI**
	Balance at Beginning of Period	**Included in Earnings**	**Included in AOCI**	**Purchases**	**Sales**	**Settlements**			
Assets									
Fixed maturity securities available-for-sale:									
Asset-backed securities	$ 1,350	$ (1)	$ (8)	$ 3,417	$ (97)	$ (595)	$ (107)	$ 3,959	$ 4
Commercial mortgage-backed securities	26	—	(3)	12	—	—	—	35	1
Corporates	1,289	8	(40)	161	(23)	(247)	(13)	1,135	23
Hybrids	4	—	—	—	—	(4)	—	—	—
Municipals	43	—	—	—	—	—	—	43	7
Residential mortgage-backed securities	483	—	(1)	14	—	(102)	(394)	—	22
Foreign Governments	17	—	1	—	—	—	—	18	2
Short-term	—	—	2	820	—	(501)	—	321	—
Preferred securities	1	(1)	1	1	—	—	—	2	—
Equity securities	4	2	—	3	—	—	—	9	—
Other long-term assets:									
Available-for-sale embedded derivative	27	7	—	—	—	—	—	34	—
Credit linked note	23	—	—	—	—	—	—	23	—
Investment in affiliate	—	—	—	21	—	—	—	21	—
Total assets at Level 3 fair value	$ 3,267	$ 15	$ (48)	$ 4,449	$ (120)	$ (1,449)	$ (514)	$ 5,600	$ 59
Liabilities									
Future policy benefits (FSRC)	$ 5	$ —	$ —	$ —	$ (4)	$ (1)	$ —	$ —	$ —
FIA embedded derivatives, included in contractholder funds	3,404	121	—	513	—	(155)	—	3,883	—
Total liabilities at Level 3 fair value	$ 3,409	$ 121	$ —	$ 513	$ (4)	$ (156)	$ —	$ 3,883	$ —

(a) The net transfers out of Level 3 during the year ended December 31, 2021 were to Level 2.

Valuation Methodologies and Associated Inputs for Financial Instruments Not Carried at Fair Value

The following discussion outlines the methodologies and assumptions used to determine the fair value of our financial instruments not carried at fair value. Considerable judgment is required to develop these assumptions used to measure fair value. Accordingly, the estimates shown are not necessarily indicative of the amounts that would be realized in a one-time, current market exchange of all of our financial instruments.

Mortgage Loans

The fair value of mortgage loans is established using a discounted cash flow method based on internal credit rating, maturity and future income. This yield-based approach is sourced from our third-party vendor. The internal ratings for mortgages in good standing are based on property type, location, market conditions, occupancy, debt service coverage, loan-to-value, quality of tenancy, borrower, and payment record. The inputs used to measure the fair value of our mortgage loans are classified as Level 3 within the fair value hierarchy.

Investments in Unconsolidated affiliates

In our F&G segment, the fair value of Investments in unconsolidated affiliates is determined using NAV as a practical expedient and are included in the NAV column in the table below. In our Title segment, Investments in unconsolidated affiliates are accounted for under the equity method of accounting. In our Title segment, Investments in unconsolidated affiliates were $187 million and $136 million as of December 31, 2022 and December 31, 2021, respectively.

Policy Loans (included within Other long-term investments)

Fair values for policy loans are estimated from a discounted cash flow analysis, using interest rates currently being offered for loans with similar credit risk. Loans with similar characteristics are aggregated for purposes of the calculations.

Company Owned Life Insurance

Company owned life insurance (COLI) is a life insurance program used to finance certain employee benefit expenses. The fair value of COLI is based on net realizable value, which is generally cash surrender value. COLI is classified as Level 3 within the fair value hierarchy.

Other Invested Assets (included within Other long-term investments)

The fair value of the bank loan is estimated using a discounted cash flow method with the discount rate based on weighted average cost of capital ("WACC"). This yield-based approach is sourced from a third-party vendor and the WACC establishes a market participant discount rate by determining the hypothetical capital structure for the asset should it be underwritten as of each period end. Other invested assets are classified as Level 3 within the fair value hierarchy.

Investment Contracts

Investment contracts include deferred annuities (FIAs and fixed rate annuities), indexed IULs, funding agreements and pension risk transfer solutions ("PRT") and immediate annuity contracts without life contingencies. The FIA/ IUL embedded derivatives, included in contractholder funds, are excluded as they are carried at fair value. The fair value of the FIA, fixed rate annuity and IUL contracts is based on their cash surrender value (i.e. the cost the Company would incur to extinguish the liability) as these contracts are generally issued without an annuitization date. The fair value of funding agreements and PRT and immediate annuity contracts without life contingencies is derived by calculating a new fair value interest rate using the updated yield curve and treasury spreads as of the respective reporting date. The Company is not required to, and has not, estimated the fair value of the liabilities under contracts that involve significant mortality or morbidity risks, as these liabilities fall within the definition of insurance contracts that are exceptions from financial instruments that require disclosures of fair value.

Other

Federal Home Loan Bank of Atlanta ("FHLB") common stock, Accounts receivable and Notes receivable are carried at cost, which approximates fair value. FHLB common stock is classified as Level 2 within the fair value hierarchy. Accounts receivable and Notes receivable are classified as Level 3 within the fair value hierarchy.

Debt

The fair value of debt is based on quoted market prices. The inputs used to measure the fair value of our outstanding debt are classified as Level 2 within the fair value hierarchy. The carrying value of the F&G Credit Facility at December 31, 2022 approximates fair value as the rates are comparable to those at which we could currently borrow under similar terms. As such, the fair value of the revolving credit facility was classified as a Level 2 measurement.

The following tables provide the carrying value and estimated fair value of our financial instruments that are carried on the accompanying Consolidated Balance Sheets at amounts other than fair value, summarized according to the fair value hierarchy previously described.

December 31, 2022
(in millions)

	Level 1	Level 2	Level 3	NAV	Total Estimated Fair Value	Carrying Amount
Assets						
FHLB common stock	$ —	$ 99	$ —	$ —	$ 99	$ 99
Commercial mortgage loans	—	—	2,083	—	2,083	2,406
Residential mortgage loans	—	—	1,892	—	1,892	2,148
Investments in unconsolidated affiliates	—	—	—	2,427	2,427	2,427
Policy loans	—	—	52	—	52	52
Other invested assets	93	—	16	—	109	109
Company-owned life insurance	35	—	328	—	363	363
Trade and notes receivables, net of allowance	—	—	467	—	467	467
Total	$ 128	$ 99	$ 4,838	$ 2,427	$ 7,492	$ 8,071
Liabilities						
Investment contracts, included in contractholder funds	$ —	$ —	$ 34,464	$ —	$ 34,464	$ 38,412
Debt	—	2,776	—	—	2,776	3,238
Total	$ —	$ 2,776	$ 34,464	$ —	$ 37,240	$ 41,650

December 31, 2021
(in millions)

	Level 1	Level 2	Level 3	NAV	Total Estimated Fair Value	Carrying Amount
Assets						
FHLB common stock	$ —	$ 72	$ —	$ —	$ 72	$ 72
Commercial mortgage loans	—	—	2,265	—	2,265	2,168
Residential mortgage loans	—	—	1,549	—	1,549	1,581
Investments in unconsolidated affiliates	—	—	—	2,350	2,350	2,350
Policy loans	—	—	39	—	39	39
Other invested assets	—	—	57	—	57	57
Company-owned life insurance	—	—	333	—	333	333
Trade and notes receivables, net of allowance	—	—	557	—	557	557
Total	$ —	$ 72	$ 4,800	$ 2,350	$ 7,222	$ 7,157
Liabilities						
Investment contracts, included in contractholder funds	$ —	$ —	$ 27,448	$ —	$ 27,448	$ 31,529
Debt	—	3,218	—	—	3,218	3,096
Total	$ —	$ 3,218	$ 27,448	$ —	$ 30,666	$ 34,625

We review the fair value hierarchy classifications each reporting period. Changes in the observability of the valuation attributes may result in a reclassification of certain financial assets or liabilities. Such reclassifications are reported as transfers in and out of Level 3, or between other levels, at the beginning fair value for the reporting period in which the changes occur. The transfers into and out of Level 3 were related to changes in the primary pricing source and changes in the observability of external information used in determining the fair value.

Note E — Investments

Our fixed maturity securities investments have been designated as available-for-sale and are carried at fair value, net of allowance for expected credit losses, with unrealized gains and losses included in AOCI, net of associated adjustments for DAC, VOBA, DSI, UREV, SOP 03-1 reserves, and deferred income taxes. Our preferred and equity securities investments are carried at fair value with unrealized gains and losses included in net earnings (loss). The Company's consolidated investments are summarized as follows (in millions):

	December 31, 2022				
	Amortized Cost	Allowance for Expected Credit Losses	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale securities					
Asset-backed securities	$ 12,209	$ (8)	$ 36	$ (770)	$ 11,467
Commercial mortgage-backed securities	3,337	(1)	11	(284)	3,063
Corporates	17,396	(22)	32	(3,069)	14,337
Hybrids	806	—	9	(84)	731
Municipals	1,749	—	4	(293)	1,460
Residential mortgage-backed securities	1,638	(8)	6	(109)	1,527
U.S. Government	287	—	—	(16)	271
Foreign Governments	286	—	—	(47)	239
Total available-for-sale securities	$ 37,708	$ (39)	$ 98	$ (4,672)	$ 33,095

	December 31, 2021				
	Amortized Cost	Allowance for Expected Credit Losses	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale securities					
Asset-backed securities	$ 8,516	$ (3)	$ 220	$ (38)	$ 8,695
Commercial mortgage-backed/asset-backed securities	2,684	(2)	308	(11)	2,979
Corporates	15,822	—	830	(158)	16,494
Hybrids	838	—	74	—	912
Municipals	1,445	—	67	(11)	1,501
Residential mortgage-backed securities	731	(3)	7	(4)	731
U.S. Government	393	—	3	(2)	394
Foreign Governments	276	—	9	(1)	284
Total available-for-sale securities	$ 30,705	$ (8)	$ 1,518	$ (225)	$ 31,990

Securities held on deposit with various state regulatory authorities had a fair value of $17,870 million and $22,343 million at December 31, 2022 and December 31, 2021, respectively.

As of December 31, 2022, we held $27 million of investments that were non-income producing for a period greater than twelve months. As of December 31, 2021, we held no material investments that were non-income producing for a period greater than twelve months.

As of December 31, 2022 and December 31, 2021, the Company's accrued interest receivable balance was $365 million and $253 million, respectively. Accrued interest receivable is classified within Prepaid expenses and other assets within the Consolidated Balance Sheets.

In accordance with our FHLB agreements, the investments supporting the funding agreement liabilities are pledged as collateral to secure the FHLB funding agreement liabilities and are not available to the Company for general purposes. The collateral investments had a fair value of $3,387 million and $2,469 million at December 31, 2022 and December 31, 2021, respectively.

The amortized cost and fair value of fixed maturity securities by contractual maturities, as applicable, are shown below. Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations.

| | December 31, 2022 (in millions) | | December 31, 2021 (in millions) | |
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Corporates, Non-structured Hybrids, Municipal and Government securities:				
Due in one year or less	$ 536	$ 527	$ 426	$ 431
Due after one year through five years	3,288	3,089	2,998	3,051
Due after five years through ten years	2,171	1,939	2,389	2,458
Due after ten years	14,503	11,457	12,930	13,608
	20,498	17,012	18,743	19,548
Other securities, which provide for periodic payments:				
Asset-backed securities	12,209	11,467	8,516	8,695
Commercial mortgage-backed securities	3,337	3,063	2,684	2,979
Structured hybrids	26	26	31	37
Residential mortgage-backed securities	1,638	1,527	731	731
	17,210	16,083	11,962	12,442
Total fixed maturity available-for-sale securities	$ 37,708	$ 33,095	$ 30,705	$ 31,990

Allowance for Current Expected Credit Loss

We regularly review AFS securities for declines in fair value that we determine to be credit related. For our fixed maturity securities, we generally consider the following in determining whether our unrealized losses are credit related, and if so, the magnitude of the credit loss:

- The extent to which the fair value is less than the amortized cost basis;

- The reasons for the decline in value (credit event, currency or interest-rate related, including general credit spread widening);

- The financial condition of and near-term prospects of the issuer (including issuer's current credit rating and the probability of full recovery of principal based upon the issuer's financial strength);

- Current delinquencies and nonperforming assets of underlying collateral;

- Expected future default rates;

- Collateral value by vintage, geographic region, industry concentration or property type;

- Subordination levels or other credit enhancements as of the balance sheet date as compared to origination; and

- Contractual and regulatory cash obligations and the issuer's plans to meet such obligations.

We recognize an allowance for current expected credit losses on fixed maturity securities in an unrealized loss position when it is determined, using the factors discussed above, a component of the unrealized loss is related to credit. We measure the credit loss using a discounted cash flow model that utilizes the single best estimate cash flow and the recognized credit loss is limited to the total unrealized loss on the security (i.e. the fair value floor). Cash flows are discounted using the implicit yield of bonds at their time of purchase and the current book yield for asset and mortgage backed securities as well as variable rate securities. We recognize the expected credit losses in Recognized gains and losses, net in the Consolidated Statements of Earnings, with an offset for the amount of non-credit impairments recognized in AOCI. We do not measure a credit loss allowance on accrued investment income because we write-off accrued interest through Interest and investment income when collectability concerns arise.

We consider the following in determining whether write-offs of a security's amortized cost is necessary:

- We believe amounts related to securities have become uncollectible; or

- We intend to sell a security; or

- It is more likely than not that we will be required to sell a security prior to recovery.

If we intend to sell a fixed maturity security or it is more likely than not that we will be required to sell the security before recovery of its amortized cost basis and the fair value of the security is below amortized cost, we will write down the security to current fair value, with a corresponding charge, net of any amount previously recognized as an allowance for expected credit loss, to Recognized gains and losses, net in the accompanying Consolidated Statements of Earnings. If we do not intend to sell a fixed maturity security or it is more likely than not that we will not be required to sell a fixed maturity security before recovery of its amortized cost basis but believe amounts related to a security are uncollectible (generally based on proximity to expected credit loss), an impairment is deemed to have occurred and the amortized cost is written down to the estimated recovery value with a corresponding charge, net of any amount previously recognized as an allowance for expected credit loss, to Recognized gains and losses, net in the accompanying Consolidated Statements of Earnings. The remainder of unrealized loss is held in AOCI. As of December 31, 2022 and 2021, our allowance for expected credit losses for AFS securities was $39 million and $8 million, respectively.

The fair value and gross unrealized losses of available-for-sale securities, excluding securities in an unrealized loss position with an allowance for expected credit loss, aggregated by investment category and duration of fair value below amortized cost were as follows (dollars in millions):

| | December 31, 2022 | | | | | |
| | Less than 12 months | | 12 months or longer | | Total | |
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Available-for-sale securities						
Asset-backed securities	$ 7,001	$ (410)	$ 3,727	$ (360)	$ 10,728	$ (770)
Commercial mortgage-backed securities	2,079	(169)	475	(116)	2,554	(285)
Corporates	9,913	(1,735)	3,523	(1,330)	13,436	(3,065)
Hybrids	628	(83)	3	(1)	631	(84)
Municipals	998	(180)	352	(113)	1,350	(293)
Residential mortgage-backed securities	992	(51)	184	(22)	1,176	(73)
U.S. Government	130	(7)	140	(8)	270	(15)
Foreign Government	119	(32)	59	(14)	178	(46)
Total available-for-sale securities	$ 21,860	$ (2,667)	$ 8,463	$ (1,964)	$ 30,323	$ (4,631)
Total number of available-for-sale securities in an unrealized loss position less than twelve months						3,114
Total number of available-for-sale securities in an unrealized loss position twelve months or longer						1,296
Total number of available-for-sale securities in an unrealized loss position						4,410

| | December 31, 2021 | | | | | |
| | Less than 12 months | | 12 months or longer | | Total | |
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Available-for-sale securities						
Asset-backed securities	$ 4,410	$ (31)	$ 146	$ (7)	$ 4,556	$ (38)
Commercial mortgage-backed securities	603	(11)	1	—	604	(11)
Corporates	5,391	$ (132)	$ 394	$ (26)	$ 5,785	$ (158)
Hybrids	3	—	—	—	3	—
Municipals	410	(5)	85	(6)	495	(11)
Residential mortgage-backed securities	325	(3)	11	(1)	336	(4)
U.S. Government	219	(2)	4	—	223	(2)
Foreign Government	82	(1)	5	—	87	(1)
Total available-for-sale securities	$ 11,443	$ (185)	$ 646	$ (40)	$ 12,089	$ (225)
Total number of available-for-sale securities in an unrealized loss position less than twelve months						2,056
Total number of available-for-sale securities in an unrealized loss position twelve months or longer						68
Total number of available-for-sale securities in an unrealized loss position						2,124

We determined the increase in unrealized losses as of December 31, 2022 was caused by higher treasury rates as well as wider spreads. This is in part due to the Federal Reserve's action to increase rates in efforts to combat inflation. For securities in an unrealized loss position as of December 31, 2022, our allowance for expected credit loss was $39 million. We believe that the unrealized loss position for which we have not recorded an allowance for expected credit loss as of December 31, 2022 was primarily attributable to interest rate increases, near-term illiquidity, and other macroeconomic uncertainties as opposed to issuer specific credit concerns.

Mortgage Loans
Our mortgage loans are collateralized by commercial and residential properties.

Commercial Mortgage Loans

Commercial mortgage loans ("CMLs") represented approximately 6% of our total investments at December 31, 2022 and December 31, 2021. The mortgage loans in our investment portfolio, are generally comprised of high quality commercial first lien and mezzanine real estate loans. Mortgage loans are primarily on income producing properties including industrial properties, retail buildings, multifamily properties and office buildings We diversify our CML portfolio by geographic region and property type to attempt to reduce concentration risk. We continuously evaluate CMLs based on relevant current information to ensure properties are performing at a consistent and acceptable level to secure the related debt. The distribution of CMLs, gross of valuation allowances, by property type and geographic region is reflected in the following tables (dollars in millions):

	December 31, 2022		December 31, 2021	
	Amortized Cost	% of Total	Amortized Cost	% of Total
Property Type:				
Hotel	$ 18	1 %	$ 19	1 %
Industrial	520	22 %	497	23 %
Mixed Use	12	1 %	13	1 %
Multifamily	1,013	42 %	894	41 %
Office	330	14 %	343	16 %
Retail	105	4 %	121	6 %
Student Housing	83	3 %	83	4 %
Other	335	13 %	204	8 %
Total commercial mortgage loans, gross of valuation allowance	$ 2,416	100 %	$ 2,174	100 %
Allowance for expected credit loss	(10)		(6)	
Total commercial mortgage loans, net of valuation allowance	$ 2,406		$ 2,168	
U.S. Region:				
East North Central	$ 151	6 %	$ 137	6 %
East South Central	76	3 %	79	4 %
Middle Atlantic	326	13 %	293	13 %
Mountain	355	15 %	236	11 %
New England	158	7 %	149	7 %
Pacific	708	28 %	649	30 %
South Atlantic	521	22 %	459	21 %
West North Central	4	1 %	12	1 %
West South Central	117	5 %	160	7 %
Total commercial mortgage loans, gross of valuation allowance	$ 2,416	100 %	$ 2,174	100 %
Allowance for expected credit loss	(10)		(6)	
Total commercial mortgage loans, net of valuation allowance	$ 2,406		$ 2,168	

LTV and debt service coverage ("DSC") ratios are measures commonly used to assess the risk and quality of mortgage loans. The LTV ratio is expressed as a percentage of the amount of the loan relative to the value of the underlying property. A LTV ratio in excess of 100% indicates the unpaid loan amount exceeds the underlying collateral. The DSC ratio, based upon the most recently received financial statements, is expressed as a percentage of the amount of a property's net income to its debt service payments. A DSC ratio of less than 1.00 indicates that a property's operations do not generate sufficient income to cover debt payments. We normalize our DSC ratios to a 25-year amortization period for purposes of our general loan allowance evaluation.

The following tables presents the recorded investment in CMLs by LTV and DSC ratio categories and estimated fair value by the indicated loan-to-value ratios, gross of valuation allowances (dollars in millions):

	Debt-Service Coverage Ratios			Total Amount	% of Total	Estimated Fair Value	% of Total
	>1.25	1.00 - 1.25	<1.00				
December 31, 2022							
LTV Ratios:							
Less than 50.00%	$ 511	$ 4	$ 11	$ 526	22 %	$ 490	24 %
50.00% to 59.99%	706	—	—	706	29 %	615	30 %
60.00% to 74.99%	1,154	3	—	1,157	48 %	955	45 %
75.00% to 84.99%	—	—	18	18	1 %	14	1 %
Commercial mortgage loans (a)	$ 2,371	$ 7	$ 29	$ 2,407	100 %	$ 2,074	100 %
December 31, 2021							
LTV Ratios:							
Less than 50.00%	$ 626	$ 33	$ 9	$ 668	31 %	$ 745	33 %
50.00% to 59.99%	470	—	—	470	22 %	481	21 %
60.00% to 74.99%	1,036	—	—	1,036	47 %	1,039	46 %
Commercial mortgage loans	$ 2,132	$ 33	$ 9	$ 2,174	100 %	$ 2,265	100 %

(a) Excludes loans under development with an amortized cost and estimated fair value of $9 million.

We recognize mortgage loans as delinquent when payments on the loan are greater than 30 days past due. At December 31, 2022, we had one CML that was delinquent in principal or interest payments as shown in the risk rating exposure table below. At December 31, 2021, we had no CMLs that were delinquent in principal or interest payments.

Residential Mortgage Loans

Residential mortgage loans ("RMLs") represented approximately 5% and 4% of our total investments at December 31, 2022 and December 31, 2021, respectively. Our residential mortgage loans are closed end, amortizing loans and 100% of the properties are located in the United States. We diversify our RML portfolio by state to attempt to reduce concentration risk. The distribution of RMLs by state with highest-to-lowest concentration are reflected in the following tables, gross of valuation allowances (dollars in millions):

	December 31, 2022	
U.S. State:	Amortized Cost	% of Total
Florida	$ 324	15 %
Texas	215	10 %
New Jersey	172	8 %
Pennsylvania	153	7 %
California	139	6 %
New York	138	6 %
Georgia	125	6 %
All Other States (1)	914	42 %
Total mortgage loans	$ 2,180	100 %

(1) The individual concentration of each state is equal to or less than to 5%.

	December 31, 2021	
U.S. State:	**Amortized Cost**	**% of Total**
Florida	$ 234	15 %
Texas	170	10 %
New Jersey	153	10 %
All Other States (1)	1,049	65 %
Total residential mortgage loans	$ 1,606	100 %

(1) The individual concentration of each state is less than 9%.

RMLs have a primary credit quality indicator of either a performing or nonperforming loan. We define non-performing RMLs as those that are 90 or more days past due or in nonaccrual status, which is assessed monthly. The credit quality of RMLs was as follows (dollars in millions):

	December 31, 2022		December 31, 2021	
Performance indicators:	**Amortized Cost**	**% of Total**	**Amortized Cost**	**% of Total**
Performing	$ 2,118	97 %	$ 1,533	95 %
Non-performing	62	3 %	73	5 %
Total residential mortgage loans, gross of valuation allowance	$ 2,180	100 %	$ 1,606	100 %
Allowance for expected loan loss	(32)	— %	(25)	— %
Total residential mortgage loans, net of valuation allowance	$ 2,148	100 %	$ 1,581	100 %

Loans segregated by risk rating exposure were as follows, gross of valuation allowances (in millions):

	December 31, 2022						
	Amortized Cost by Origination Year						
	2022	**2021**	**2020**	**2019**	**2018**	**Prior**	**Total**
Residential mortgages							
Current (less than 30 days past due)	$ 766	$ 884	$ 214	$ 185	$ 23	$ 33	$ 2,105
30-89 days past due	2	7	—	4	—	—	13
90 days or more past due	3	9	15	34	1	—	62
Total residential mortgages	$ 771	$ 900	$ 229	$ 223	$ 24	$ 33	$ 2,180
Commercial mortgages							
Current (less than 30 days past due)	$ 350	$ 1,300	$ 488	$ —	$ —	$ 269	$ 2,407
30-89 days past due	—	—	—	—	—	—	—
90 days or more past due	—	—	—	—	—	9	9
Total commercial mortgages	$ 350	$ 1,300	$ 488	$ —	$ —	$ 278	$ 2,416

	December 31, 2021						
	Amortized Cost by Origination Year						
	2021	**2020**	**2019**	**2018**	**2017**	**Prior**	**Total**
Residential mortgages							
Current (less than 30 days past due)	$ 795	$ 293	$ 323	$ 50	$ 36	$ 21	$ 1,518
30-89 days past due	5	4	6	1	—	—	16
90 days or more past due	1	23	46	2	—	—	72
Total residential mortgages	$ 801	$ 320	$ 375	$ 53	$ 36	$ 21	$ 1,606
Commercial mortgages							
Current (less than 30 days past due)	$ 1301	$ 543	$ —	$ 6	$ —	$ 324	$ 2,174
30-89 days past due	—	—	—	—	—	—	—
90 days or more past due	—	—	—	—	—	—	—
Total commercial mortgages	$ 1,301	$ 543	$ —	$ 6	$ —	$ 324	$ 2,174

December 31, 2022

Amortized Cost by Origination Year

		2022		2021		2020		2019		2018		Prior		Total
Commercial mortgages														
LTV														
Less than 50.00%	$	70	$	120	$	207	$	—	$	—	$	129	$	526
50.00% to 59.99%		149		268		158		—		—		131		706
60.00% to 74.99%		113		912		123		—		—		9		1,157
75.00% to 84.99%		9		—		—		—		—		9		18
Total commercial mortgages (a)	$	341	$	1300	$	488	$	—	$	—	$	278	$	2,407
Commercial mortgages														
DSCR														
Greater than 1.25x	$	329	$	1,300	$	488	$	—	$	—	$	254	$	2,371
1.00x - 1.25x		3		—		—		—		—		4		7
Less than 1.00x		9		—		—		—		—		20		29
Total commercial mortgages (a)	$	341	$	1300	$	488	$	—	$	—	$	278	$	2,407

(a) Excludes loans under development with an amortized cost and estimated fair value of $9 million.

December 31, 2021

Amortized Cost by Origination Year

		2021		2020		2019		2018		2017		Prior		Total
Commercial mortgages														
LTV														
Less than 50.00%	$	120	$	229	$	—	$	6	$	—	$	313	$	668
50.00% to 59.99%		267		192		—		—		—		11		470
60.00% to 74.99%		914		122		—		—		—		—		1,036
Total commercial mortgages	$	1,301	$	543	$	—	$	6	$	—	$	324	$	2,174
Commercial mortgages														
DSCR														
Greater than 1.25x	$	1,301	$	543	$	—	$	4	$	—	$	284	$	2,132
1.00x - 1.25x		—		—		—		2		—		31		33
Less than 1.00x		—		—		—		—		—		9		9
Total commercial mortgages	$	1,301	$	543	$	—	$	6	$	—	$	324	$	2,174

Non-accrual loans by amortized cost were as follows (in millions):

Amortized cost of loans on non-accrual		December 31, 2022		December 31, 2021
Residential mortgage	$	64	$	72
Commercial mortgage		9		—
Total non-accrual mortgages	$	73	$	72

Immaterial interest income was recognized on non-accrual financing receivables for the years ended December 31, 2022 and December 31, 2021.

It is our policy to cease to accrue interest on loans that are 90 days or more delinquent. For loans less than 90 days delinquent, interest is accrued unless it is determined that the accrued interest is not collectible. If a loan becomes 90 days or more delinquent, it is our general policy to initiate foreclosure proceedings unless a workout arrangement to bring the loan current is in place. As of December 31, 2022 and December 31, 2021, we had $71 million and $72 million, respectively, of mortgage loans that were over 90 days past due, of which $38 million and $39 million was in the process of foreclosure as of December 31, 2022 and December 31, 2021, respectively.

Allowance for Expected Credit Loss

We estimate expected credit losses for our CML and RML portfolios using a probability of default/loss given default model. Significant inputs to this model include, where applicable, the loans' current performance, underlying collateral type, location, contractual life, LTV, DSC and Debt to Income or FICO. The model projects losses using a two year reasonable and supportable forecast and then reverts over a three year period to market-wide historical loss experience. Changes in our allowance for expected credit losses on mortgage loans are recognized in Recognized gains and losses, net in the accompanying Consolidated Statements of Earnings.

The allowances for our mortgage loan portfolio is summarized as follows (in millions):

	Year ended December 31, 2022			Year ended December 31, 2021		
	Residential Mortgage	Commercial Mortgage	Total	Residential Mortgage	Commercial Mortgage	Total
Beginning Balance	$ 25	$ 6	$ 31	$ 37	$ 2	$ 39
Provision for loan losses	7	4	11	(12)	4	(8)
Ending Balance	$ 32	$ 10	$ 42	$ 25	$ 6	$ 31

	Seven months ended December 31, 2020		
	Residential Mortgage	Commercial Mortgage	Total
Beginning Balance	—	—	—
Provision for loan losses	30	2	32
For initial credit losses on purchased loans accounted for as PCD financial assets	7	—	7
Ending Balance	$ 37	$ 2	$ 39

An allowance for expected credit loss is not measured on accrued interest income for CMLs as we have a process to write-off interest on loans that enter into non-accrual status (90 days or more past due). Allowances for expected credit losses are measured on accrued interest income for RMLs and were immaterial as of December 31, 2022 and December 31, 2021.

Interest and Investment Income

The major sources of Interest and investment income reported on the accompanying Consolidated Statements of Earnings were as follows (in millions):

	Year ended		
	December 31, 2022	December 31, 2021	December 31, 2020
Fixed maturity securities, available-for-sale	$ 1,489	$ 1,267	$ 708
Equity securities	31	23	19
Preferred securities	67	63	59
Mortgage loans	186	131	50
Invested cash and short-term investments	61	7	8
Limited partnerships	110	589	76
Tax deferred property exchange income	103	16	33
Other investments	41	32	25
Gross investment income	2,088	2,128	978
Investment expense	(197)	(167)	(78)
Interest and investment income	$ 1,891	$ 1,961	$ 900

The Company's Interest and investment income is shown net of amounts attributable to certain funds withheld reinsurance agreements which is passed along to the reinsurer in accordance with the terms of these agreements. Interest and Investment Income attributable to these agreements, and thus excluded from the totals in the table above, was $109 million, $53 million and $21 million for the years ended December 31, 2022 and 2021 and for the period from June 1 to December 31, 2020.

Recognized Gains and Losses, net

Details underlying Recognized gains and losses, net reported on the accompanying Consolidated Statements of Earnings were as follows (in millions):

	Year ended		
	December 31, 2022	December 31, 2021	December 31, 2020
Net realized (losses) gains on fixed maturity available-for-sale securities	$ (253)	$ 111	$ 102
Net realized/unrealized (losses) gains on equity securities (2)	(386)	(434)	241
Net realized/unrealized (losses) gains on preferred securities (3)	(230)	(14)	15
Realized (losses) gains on other invested assets	(68)	8	(25)
Change in allowance for expected credit losses	(41)	8	(37)
Derivatives and embedded derivatives:			
Realized (losses) gains on certain derivative instruments	(164)	456	76
Unrealized (losses) gains on certain derivative instruments	(693)	159	161
Change in fair value of reinsurance related embedded derivatives (1)	352	34	(53)
Change in fair value of other derivatives and embedded derivatives	(10)	6	8
Realized (losses) gains on derivatives and embedded derivatives	(515)	655	192
Recognized gains and losses, net	$ (1,493)	$ 334	$ 488

(1) Change in fair value of reinsurance related embedded derivatives is due to activity related to the reinsurance treaties with Kubera (novated from Kubera to Somerset effective October 31, 2021) and Aspida Re.

(2) Includes net valuation (losses) gains of $(387) million, $(436) million and $248 million for the years ended December 31, 2022, 2021, and 2020 respectively.

(3) Includes net valuation losses of $198million, $14 million, and $40 million for the years ended December 31, 2022, 2021 and 2020, respectively.

The proceeds from the sale of fixed-maturity securities and the gross gains and losses associated with those transactions were as follows (in millions):

	Year ended		
	December 31, 2022	December 31, 2021	December 31, 2020
Proceeds	$ 3,264	$ 4,749	$ 1,946
Gross gains	14	158	116
Gross losses	(252)	(49)	(12)

Unconsolidated Variable Interest Entities

The Company owns investments in VIEs that are not consolidated within our financial statements. A VIE is an entity that does not have sufficient equity to finance its own activities without additional financial support, where investors lack certain characteristics of a controlling financial interest, or where the entity is structured with non-substantive voting rights. VIEs are consolidated by their 'primary beneficiary', a designation given to an entity that receives both the benefits from the VIE as well as the substantive power to make its key economic decisions. While the Company participates in the benefits from VIEs in which it invests, but does not consolidate, the substantive power to make the key economic decisions for each respective VIE resides with entities not under common control with the Company. It is for this reason that the Company is not considered the primary beneficiary for the VIE investments that are not consolidated.

We invest in various limited partnerships and limited liability companies primarily as a passive investor. These investments are primarily in credit funds with a bias towards current income, real assets, or private equity. Limited partnership and limited liability company interests are accounted for under the equity method and are included in Investments in unconsolidated affiliates on our Consolidated Balance Sheets. In addition, we invest in structured investments that may be VIEs, but for which we are not the primary beneficiary. These structured investments typically invest in fixed income investments and are managed by third parties and include asset-backed securities, commercial mortgage-backed securities and residential mortgage-backed securities included in fixed maturity securities available for sale on our Consolidated Balance Sheets.

Our maximum exposure to loss with respect to these VIEs is limited to the investment carrying amounts reported in our Consolidated Balance Sheets for limited partnerships and the amortized costs of our fixed maturity securities, in addition to any required unfunded commitments (also refer to Note H *Commitments and Contingencies*).

The following table summarizes the carrying value and the maximum loss exposure of our unconsolidated VIEs:

| | December 31, 2022 | | December 31, 2021 | |
	Carrying Value	Maximum Loss Exposure	Carrying Value	Maximum Loss Exposure
Investments in unconsolidated affiliates	$ 2,427	$ 4,030	$ 2,350	$ 3,496
Fixed maturity securities	15,680	17,404	12,382	12,802
Total unconsolidated VIE investments	$ 18,107	$ 21,434	$ 14,732	$ 16,298

Concentrations

Our underlying investment concentrations that exceed 10% of shareholders equity are as follows (in millions):

	December 31, 2022
Blackstone Wave Asset Holdco [1]	$ 741

_____

(1)   Represents a special purpose vehicle that holds investments in numerous limited partnership investments whose underlying investments are further diversified by holding interest in multiple individual investments and industries.

Investment in Cannae Holdings, Inc. ("Cannae")

Included in equity securities as of December 31, 2021 were 5,775,598 shares of Cannae common stock (NYSE: CNNE). The fair value of this investment based on quoted market prices was $203 million as of December 31, 2021. During the year ended December 31, 2022, we sold all 5,775,598 shares of CNNE common stock back to Cannae for approximately $109 million in the aggregate. As of December 31, 2022, we held no shares of CNNE common stock.

Note F — Derivative Financial Instruments

The carrying amounts of derivative instruments, including derivative instruments embedded in FIA and IUL contracts, and reinsurance is as follows (in millions):

	December 31, 2022		December 31, 2021	
Assets:				
Derivative investments:				
Call options	$	244	$	816
Other long-term investments:				
Other embedded derivatives		23		33
Prepaid expenses and other assets:				
Reinsurance related embedded derivatives		279		—
	$	546	$	849
Liabilities:				
Contractholder funds:				
FIA/ IUL embedded derivatives	$	3,115	$	3,883
Accounts payable and accrued liabilities:				
Reinsurance related embedded derivatives		—		73
	$	3,115	$	3,956

The change in fair value of derivative instruments included within Recognized gains and losses, net, in the accompanying Consolidated Statements of Earnings is as follows (in millions):

	Year Ended				Seven Months Ended	
	December 31, 2022		December 31, 2021		December 31, 2020	
Net investment gains (losses):						
Call options	$	(862)	$	597	$	229
Futures contracts		(7)		8		15
Foreign currency forwards		12		10		(7)
Other derivatives and embedded derivatives		(10)		5		8
Reinsurance related embedded derivatives		352		34		(53)
Total net investment gains	$	(515)	$	654	$	192
Benefits and other changes in policy reserves:						
FIA/ IUL embedded derivatives increase (decrease)	$	(768)	$	479	$	552

Additional Disclosures

FIA/ IUL Embedded Derivative and Call Options and Futures

We have FIA and IUL contracts that permit the holder to elect an interest rate return or an equity index linked component, where interest credited to the contracts is linked to the performance of various equity indices, primarily the S&P 500 Index. This feature represents an embedded derivative under GAAP. The FIA/IUL embedded derivatives are valued at fair value and included in the liability for contractholder funds in the accompanying Consolidated Balance Sheets with changes in fair value included as a component of Benefits and other changes in policy reserves in the Consolidated Statements of Earnings. See a description of the fair value methodology used in Note D *Fair Value of Financial Instruments*.

We purchase derivatives consisting of a combination of call options and futures contracts (specifically for FIA contracts) on the applicable market indices to fund the index credits due to FIA/ IUL contractholders. The call options are one, two, three, and five year options purchased to match the funding requirements of the underlying policies. On the respective anniversary dates of the indexed policies, the index used to compute the interest credit is reset and we purchase new call options to fund the next index credit. We manage the cost of these purchases through the terms of our FIA/IUL contracts, which permit us to change caps, spreads or participation rates, subject to guaranteed minimums, on each contract's anniversary date. The change in the fair value of the call options and futures contracts is generally designed to offset the portion of the change in the fair value of the FIA/IUL embedded derivatives related to index performance through the current credit period. The call options and futures contracts are marked to fair value with the change in fair value included as a component of Recognized gains and losses, net, in the accompanying Consolidated Statements of Earnings. The change in fair value of the call options and futures contracts includes the gains and losses recognized at the expiration of the instrument term or upon early termination and the changes in fair value of open positions.

Other market exposures are hedged periodically depending on market conditions and our risk tolerance. Our FIA/IUL hedging strategy economically hedges the equity returns and exposes us to the risk that unhedged market exposures result in divergence between changes in the fair value of the liabilities and the hedging assets. We use a variety of techniques, including direct estimation of market sensitivities, to monitor this risk daily. We intend to continue to adjust the hedging strategy as market conditions and our risk tolerance changes.

Credit Risk

We are exposed to credit loss in the event of non-performance by our counterparties on the call options and reflect assumptions regarding this non-performance risk in the fair value of the call options. The non-performance risk is the net counterparty exposure based on the fair value of the open contracts less collateral held. We maintain a policy of requiring all derivative contracts to be governed by an International Swaps and Derivatives Association ("ISDA") Master Agreement.

Information regarding our exposure to credit loss on the call options we hold is presented in the following table (in millions):

		December 31, 2022			
Counterparty	Credit Rating (Fitch/Moody's/ S&P) (1)	Notional Amount	Fair Value	Collateral	Net Credit Risk
Merrill Lynch	AA/*/A+	$ 3,563	$ 23	$ —	$ 23
Morgan Stanley	*/Aa3/A+	1,699	14	19	—
Barclay's Bank	A+/A1/A	6,049	65	59	6
Canadian Imperial Bank of Commerce	AA/Aa2/A+	5,169	68	64	4
Wells Fargo	A+/A1/BBB+	1,361	17	17	—
Goldman Sachs	A/A2/BBB+	1,133	9	10	—
Credit Suisse	BBB+/A3/A-	1,039	5	5	—
Truist	A+/A2/A	2,489	35	36	—
Citibank	A+/Aa3/A+	795	8	9	—
Total		$ 23,297	$ 244	$ 219	$ 33

		December 31, 2021			
Counterparty	Credit Rating (Fitch/Moody's/ S&P)(1)	Notional Amount	Fair Value	Collateral	Net Credit Risk
Merrill Lynch	AA/*/A+	$ 3,307	$ 128	$ 86	$ 42
Morgan Stanley	*/Aa3/A+	2,184	86	92	—
Barclay's Bank	A+/A1/A	5,197	231	233	—
Canadian Imperial Bank of Commerce	AA/Aa2/A+	2,936	147	151	—
Wells Fargo	A+/A1/BBB+	2,445	89	90	—
Goldman Sachs	A/A2/BBB+	307	10	10	—
Credit Suisse	A/A1/A+	1,485	74	75	—
Truist	A+/A2/A	1,543	51	53	—
Total		$ 19,404	$ 816	$ 790	$ 42

(1) An * represents credit ratings that were not available.

Collateral Agreements

We are required to maintain minimum ratings as a matter of routine practice as part of our over-the-counter derivative agreements on ISDA forms. Under some ISDA agreements, we have agreed to maintain certain financial strength ratings. A downgrade below these levels provides the counterparty under the agreement the right to terminate the open option contracts between the parties, at which time any amounts payable by us or the counterparty would be dependent on the market value of the underlying option contracts. Our current rating does not allow any counterparty the right to terminate ISDA agreements. In certain transactions, both we and the counterparty have entered into a collateral support agreement requiring either party to post collateral when the net exposures exceed pre-determined thresholds. For all counterparties, except Merrill Lynch, this threshold is set to zero. As of December 31, 2022 and December 31, 2021, counterparties posted $219 million and $790 million, respectively, of collateral, of which $178 million and $576 million, respectively, is included in cash and cash equivalents with an associated payable for this collateral included in accounts payable and accrued liabilities on the Consolidated Balance Sheets. Accordingly, the maximum amount of loss due to credit risk that we would incur if parties to the call options failed completely to perform according to the terms of the contracts was $33 million at December 31, 2022 and $42 million at December 31, 2021.

We are required to pay counterparties the effective federal funds rate each day for cash collateral posted to F&G for daily mark to market margin changes. We reinvest derivative cash collateral to reduce the interest cost. Cash collateral is invested in overnight investment sweep products, which are included in cash and cash equivalents in the accompanying Consolidated Balance Sheets.

We held 409 and 329 futures contracts at December 31, 2022 and December 31, 2021, respectively. The fair value of the futures contracts represents the cumulative unsettled variation margin (open trade equity, net of cash settlements). We provide cash collateral to the counterparties for the initial and variation margin on the futures contracts, which is included in cash and cash equivalents in the accompanying Consolidated Balance Sheets. The amount of cash collateral held by the counterparties for such contracts was $3 million and $3 million at December 31, 2022 and December 31, 2021, respectively.

Reinsurance Related Embedded Derivatives

F&G entered into a reinsurance agreement with Kubera, effective December 31, 2018, to cede certain multi-year guaranteed annuity ("MYGA") and deferred annuity business on a coinsurance funds withheld basis, net of applicable existing reinsurance. Effective October 31, 2021, this agreement was novated from Kubera to Somerset, a certified third party reinsurer. Additionally, F&G entered into a reinsurance agreement with Aspida Re effective January 1, 2021, and amended in August 2021 and September 2022, to cede a quota share of certain deferred annuity business on a funds withheld basis. Fair value movements in the funds withheld balances associated with these arrangements creates an obligation for F&G to pay Somerset and Aspida Re at a later date, which results in embedded derivatives. These embedded derivatives are considered total return swaps with contractual returns that are attributable to the assets and liabilities associated with the reinsurance arrangements. The fair value of the total return swap is based on the change in fair value of the underlying assets held in the funds withheld portfolio. Investment results for the assets that support the coinsurance with funds withheld reinsurance arrangements, including gains and losses from sales, were passed directly to the reinsurers pursuant to contractual terms of the reinsurance arrangements. The reinsurance related embedded derivatives are reported in prepaid expenses and other assets if in a net gain position, or accounts payable and accrued liabilities, if in a net loss position, on the Consolidated Balance Sheets and the related gains or losses are reported in Recognized gains and losses, net on the Consolidated Statements of Earnings.

Note G — Notes Payable

Notes payable consists of the following:

	December 31, 2022		December 31, 2021
	(In millions)		
4.50% Notes, net of discount	$ 445	$	444
5.50% Notes, net of discount	—		400
3.40% Notes, net of discount	644		643
2.45% Notes, net of discount	594		593
3.20% Notes, net of discount	444		443
Revolving Credit Facility	(3)		(4)
F&G Credit Agreement	547		—
5.50% F&G Notes	567		577
	$ 3,238	$	3,096

On November 22, 2022, F&G entered into the F&G Credit Agreement pursuant to which the Lenders have made available the F&G Credit Facility in an aggregate principal amount of $550 million to be used for working capital and general corporate purposes.

The F&G Credit Agreement matures the earlier to occur of November 22, 2025 or 91 days prior to May 1, 2025, the stated maturity date of the 5.50% F&G Notes, unless the principal amount of the 5.50% F&G Notes is $150,000,000 or less at such time, the 5.50% F&G Notes have been redeemed or defeased in full, and any refinancing Indebtedness incurred in connection therewith matures at least 91 days after the date that is 3 years from the Effective Date or certain other conditions are met. Revolving loans under the Credit Agreement generally bear interest at a variable rate based on either (i) the base rate (which is the highest of (a) one-half of one percent in excess of the federal funds rate, (b) the Administrative Agent's "prime rate", or (c) the sum of one percent plus Term The Secured Overnight Financing Rate ("SOFR") plus a margin of between 30.0 and 80.0 basis points depending on the non-credit-enhanced, senior unsecured long-term debt ratings of F&G or (ii) Term SOFR plus a margin of between 130.0 and 180.0 basis points depending on the non-credit-enhanced, senior unsecured long-term debt ratings of F&G. As of December 31, 2022, the revolving credit facility was fully drawn with $550 million outstanding, offset by approximately $3 million of unamortized debt issuance costs. A net partial paydown of $35 million was made on January 6, 2023 and, on February 21, 2023, F&G entered into the Amended F&G Credit Agreement with the Lenders and the Administrative Agent, swing line lender and issuing bank. The Amended F&G Credit Agreement increased the aggregate principal amount of commitments under the F&G Credit Facility by $115 million to $665 million.

On September 17, 2021, we completed our underwritten public offering of $450 million aggregate principal amount of our 3.20% Notes due 2051, pursuant to our registration statement on Form S-3 ASR (File No. 333-239002) and the related prospectus supplement. The net proceeds from the registered offering of the 3.20% Notes were approximately $443 million, after deducting underwriting discounts, commissions and offering expenses. We plan to use the net proceeds from the offering for general corporate purposes.

On October 29, 2020, we entered into the Fifth Restated Credit Agreement for our Amended Revolving Credit Facility with Bank of America, N.A., as administrative agent and the other agents party thereto. Among other changes, the Fifth Restated Credit Agreement amends the Fourth Restated Credit Agreement to extend the maturity date from April 27, 2022 to October 29, 2025. The material terms of the Fourth Restated Credit Agreement are set forth in our Annual Report for the year ended December 31, 2019. As of December 31, 2021, there was no principal outstanding, $3 million of unamortized debt issuance costs, and $800 million of available borrowing capacity under the Revolving Credit Facility.

On September 15, 2020, we completed our underwritten public offering of $600 million aggregate principal amount of our 2.45% Notes due March 15, 2031 (the "2.45% Notes") pursuant to an effective registration statement filed with the Securities and Exchange Commission ("SEC"). The net proceeds from the registered offering of the 2.45% Notes were approximately $593 million, after deducting underwriting discounts and commissions and offering expenses. We used the net proceeds from the offering (i) to repay the remaining $260 million outstanding indebtedness under our prior term loan credit agreement dated April 22, 2020, among us, as borrower, various lenders, and Bank of American N.A., as administrative agent (the "Term Loan"), which provided for an aggregate principal borrowing of $1.0 billion that we entered into to fund a portion of the acquisition of F&G and (ii) for general corporate purposes.

On June 12, 2020, we completed our underwritten public offering of $650 million aggregate principal amount of the 3.40% Notes due 2030 (the "3.40% Notes") pursuant to an effective registration statement filed with the SEC. The net proceeds from the registered offering of the 3.40% Notes were approximately $642 million, after deducting underwriting discounts, and commissions and offering expenses. We used the net proceeds from the offering (i) to repay $640 million of the then outstanding principal amount under the Term Loan, and (ii) for general corporate purposes.

On June 1, 2020, as a result of the F&G acquisition, we assumed $550 million aggregate principal amount of 5.50% senior notes due 2025 (the "5.50% F&G Notes"), originally issued on April 20, 2018 at 99.5% of face value for proceeds of $547 million.

On August 13, 2018, we completed an offering of $450 million in aggregate principal amount of 4.50% notes due August 2028 (the "4.50% Notes"), pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended. The 4.50% Notes were priced at 99.252% of par to yield 4.594% annual interest. We pay interest on the 4.50% Notes semi-annually on the 15th of February and August, beginning February 15, 2019. The 4.50% Notes contain customary covenants and events of default for investment grade public debt, which primarily relate to failure to make principal or interest payments. On May 16, 2019, we completed an offering to exchange the 4.50% Notes for substantially identical notes registered pursuant to Rule 424 under the Securities Act of 1933 (the "4.50% Notes Exchange"). There were no material changes to the terms of the 4.50% Notes as a result of the 4.50% Notes Exchange and all holders of the 4.50% Notes accepted the offer to exchange.

On September 1, 2022, we repaid the remaining $400 million in outstanding principal amount of our 5.50% Senior Notes due September 2022.

Gross principal maturities of notes payable at December 31, 2022 are as follows (in millions):

2023	$	550
2024		—
2025		550
2026		—
2027		—
Thereafter		2,150
	$	3,250

Note H — Commitments and Contingencies
Legal and Regulatory Contingencies

In the ordinary course of business, we are involved in various pending and threatened litigation matters related to our operations, some of which include claims for punitive or exemplary damages. With respect to our title insurance operations, this customary litigation includes but is not limited to a wide variety of cases arising out of or related to title and escrow claims, for which we make provisions through our loss reserves. See Note C *Summary of Reserve for Title Claim Losses* for further discussion. Additionally, like other companies, our ordinary course litigation includes a number of class action and purported class action lawsuits, which make allegations related to aspects of our operations. We believe that no actions, other than the matters discussed below, if any, depart from customary litigation incidental to our business.

We review lawsuits and other legal and regulatory matters (collectively "legal proceedings") on an ongoing basis when making accrual and disclosure decisions. When assessing reasonably possible and probable outcomes, management bases its decision on its assessment of the ultimate outcome assuming all appeals have been exhausted. For legal proceedings in which it has been determined that a loss is both probable and reasonably estimable, a liability based on known facts and that represents our best estimate has been recorded. Our accrual for legal and regulatory matters was $12 million as of December 31, 2022 and 2021. None of the amounts we have currently recorded are considered to be material to our financial condition individually or in the aggregate. Actual losses may materially differ from the amounts recorded and the ultimate outcome of our pending legal proceedings is generally not yet determinable. While some of these matters could be material to our operating results or cash flows for any particular period if an unfavorable outcome results, at present we do not believe that the ultimate resolution of currently pending legal proceedings, either individually or in the aggregate, will have a material adverse effect on our financial condition.

In August 2020, a lawsuit styled, In the Matter of FGL Holdings, was filed in the Grand Court of the Cayman Islands related to FNF's acquisition of F&G where dissenting shareholders, Kingfishers LP, Kingstown 1740 Fund LP, Kingstown Partners II LP, Kingstown Partners Master Ltd., and Ktown LP, asserted statutory appraisal rights relative to their ownership of 12,000,000 shares of F&G stock. They sought a judicial determination of the fair value of their shares of F&G stock as of the date of valuation under the law of the Cayman Islands, together with interest. On September 5, 2022 the Grand Court of the

Cayman Islands decided in favor of F&G. Kingstown Capital Management LP failed to appeal, and its appeal period expired on October 20, 2022. We are attempting to collect reimbursement of our expenses in this lawsuit.

From time to time we receive inquiries and requests for information from state insurance departments, attorneys general and other regulatory agencies about various matters relating to our business. Sometimes these take the form of civil investigative demands or subpoenas. We cooperate with all such inquiries and we have responded to or are currently responding to inquiries from multiple governmental agencies. Also, regulators and courts have been dealing with issues arising from foreclosures and related processes and documentation. Various governmental entities are studying the title insurance product, market, pricing, and business practices, and potential regulatory and legislative changes, which may materially affect our business and operations. From time to time, we are assessed fines for violations of regulations or other matters or enter into settlements with such authorities, which may require us to pay fines or claims or take other actions. We do not anticipate such fines and settlements, either individually or in the aggregate, will have a material adverse effect on our financial condition.

Escrow Balances

In conducting our operations, we routinely hold customers' assets in escrow, pending completion of real estate transactions, and are responsible for the proper disposition of these balances for our customers. Certain of these amounts are maintained in segregated bank accounts and have not been included in the accompanying Consolidated Balance Sheets, consistent with GAAP and industry practice. These balances amounted to $18.9 billion and $30.5 billion at December 31, 2022 and 2021, respectively. As a result of holding these customers' assets in escrow, we have ongoing programs for realizing economic benefits during the year through favorable borrowing and vendor arrangements with various banks. There were no investments or loans outstanding as of December 31, 2022 and 2021 related to these arrangements.

FNF Commitments

As of December 31, 2022, we had a commitment to purchase TitlePoint for $225 million. On January 1, 2023, we completed our previously announced acquisition of TitlePoint for $225 million in cash, subject to a customary working capital adjustment. For further information associated with the purchase of TitlePoint, refer to Note A *Business and Summary of Significant Accounting Policies.*

F&G Commitments

In our F&G segment, we have unfunded investment commitments as of December 31, 2022 and 2021 based upon the timing of when investments are executed compared to when the actual investments are funded, as some investments require that funding occur over a period of months or years. A summary of unfunded commitments by invested asset class is included below:

Asset Type	December 31, 2022	December 31, 2021
	(In millions)	
Unconsolidated VIEs:		
Limited partnerships	$ 1,603	$ 1,146
Whole loans	419	589
Fixed maturity securities, ABS	201	306
Other fixed maturity securities, AFS	48	119
Other assets	120	156
Commercial mortgage loans	36	44
Residential mortgage loans	2	—
Committed amounts included in liabilities	1	$ —
Total	$ 2,430	$ 2,360

See Note A *Business and Summary of Significant Accounting Policies*, for discussion of funding agreements that have been issued pursuant to the FABN Program as well as to the FHLB that are included in Contractholder funds.

As discussed in Note O *F&G Reinsurance*, to enhance Kubera's ability to pay its obligations under the amended reinsurance agreement, effective October 31, 2021, F&G entered into a Variable Note Purchase Agreement (the "NPA"), whereby F&G agreed to fund a note to Kubera to be used to ultimately settle with F&G, with principal increases up to a maximum amount of $300 million, to the extent a potential funding shortfall (treaty assets are less than the total funding requirement) is projected relative to the business ceded to Kubera from F&G as part of the amended reinsurance agreement. The potential funding shortfall will be determined quarterly and, among other items, is impacted by the market value of the assets in the funds withheld account related to the reinsurance agreement and Kubera's capital as calculated on a Bermuda regulatory basis. The NPA matures on November 30, 2071. Based on the current level of the treaty assets and projections that these policies will be profitable over the lifetime of the agreement, we do not expect significant fundings to occur under the NPA. As of December 31, 2022 and December 31, 2021, the amount funded under the NPA was insignificant.

Note I — Dividends

On February 16, 2023, our Board of Directors declared cash dividends of $0.45 per share, payable on March 31, 2023, to FNF common shareholders of record as of March 17, 2023.

Note J — Segment Information

Summarized financial information concerning our reportable segments is shown in the following tables. On June 1, 2020, we completed our acquisition of F&G. As a result, the year ended December 31, 2020 includes seven months of activity from our F&G segment.

As of and for the year ended December 31, 2022:

	Title	F&G	Corporate and Other	Total
		(In millions)		
Title premiums	$ 6,834	$ —	$ —	$ 6,834
Other revenues	2,502	1,695	127	4,324
Revenues from external customers	9,336	1,695	127	11,158
Interest and investment income, including recognized gains and losses	(230)	645	(17)	398
Total revenues	9,106	2,340	110	11,556
Depreciation and amortization	142	329	25	496
Interest expense	—	29	86	115
Earnings (loss) from continuing operations before income taxes and equity in earnings of unconsolidated affiliates	1,090	598	(153)	1,535
Income tax expense (benefit)	298	117	(17)	398
Earnings (loss) before equity in earnings (loss) of unconsolidated affiliates	792	481	(136)	1,137
Equity in earnings of unconsolidated affiliates	15	—	—	15
Net earnings (loss) from continuing operations	$ 807	$ 481	$ (136)	$ 1,152
Assets	$ 8,295	$ 55,077	$ 2,217	$ 65,589
Goodwill	2,620	1,756	266	4,642

As of and for the year ended December 31, 2021:

	Title	F&G	Corporate and Other	Total
		(In millions)		
Title premiums	$ 8,553	$ —	$ —	$ 8,553
Other revenues	3,228	1,395	172	4,795
Revenues from external customers	11,781	1,395	172	13,348
Interest and investment income, including recognized gains and losses	(284)	2,567	12	2,295
Total revenues	11,497	3,962	184	15,643
Depreciation and amortization	138	484	23	645
Interest expense	—	29	85	114
Earnings (loss) before income taxes and equity in earnings of unconsolidated affiliates	2,136	1,077	(130)	3,083
Income tax expense (benefit)	511	220	(18)	713
Earnings (loss) before equity in earnings of unconsolidated affiliates	1,625	857	(112)	2,370
Equity in earnings of unconsolidated affiliates	58	—	6	64
Net earnings (loss)	$ 1,683	$ 857	$ (106)	$ 2,434
Assets	$ 9,663	$ 48,730	$ 2,297	$ 60,690
Goodwill	2,517	1,756	266	4,539

As of and for the year ended December 31, 2020:

	Title	F&G	Corporate and Other	Total
	(In millions)			
Title premiums	$ 6,298	$ —	$ —	$ 6,298
Other revenues	2,782	138	172	3,092
Revenues from external customers	9,080	138	172	9,390
Interest and investment income, including recognized gains and losses	294	1,095	(1)	1,388
Total revenues	9,374	1,233	171	10,778
Depreciation and amortization	149	123	24	296
Interest expense	1	18	71	90
Earnings (loss) before income taxes and equity in earnings of unconsolidated affiliates	1,878	86	(180)	1,784
Income tax expense (benefit)	432	(75)	(35)	322
Earnings (loss) before equity in earnings of unconsolidated affiliates	1,446	161	(145)	1,462
Equity in earnings of unconsolidated affiliates	14	—	1	15
Net earnings (loss)	$ 1,460	$ 161	$ (144)	$ 1,477
Assets	$ 9,211	$ 39,714	$ 1,530	$ 50,455
Goodwill	2,478	1,751	266	4,495

The activities in our segments include the following:

- *Title.* This segment consists of the operations of our title insurance underwriters and related businesses. This segment provides core title insurance and escrow and other title-related services including trust activities, trustee sales guarantees, and home warranty products. This segment also includes our transaction services business, which includes other title-related services used in the production and management of mortgage loans, including mortgage loans that experience default.

- *F&G.* This segment primarily consists of the operations of our annuities and life insurance related businesses. This segment issues a broad portfolio of annuity and life products, including deferred annuities (fixed indexed and fixed rate annuities), immediate annuities and indexed universal life insurance. This segment also provides funding agreements and pension risk transfer solutions.

- *Corporate and Other.* This segment consists of the operations of the parent holding company, our real estate technology subsidiaries and our remaining real estate brokerage businesses. This segment also includes certain other unallocated corporate overhead expenses and eliminations of revenues and expenses between it and our Title segment.

Refer to Note L *Revenue Recognition* for a description of our accounting for our various revenue streams.

Note K — Supplemental Cash Flow Information

The following supplemental cash flow information is provided with respect to certain cash payment and non-cash investing and financing activities.

	Year Ended December 31,					
	2022		**2021**		**2020**	
	(In millions)					
Cash paid for:						
Interest	$	125	$	112	$	73
Income taxes		387		653		315
Deferred sales inducements		87		90		46
Non-cash investing and financing activities:						
Equity financing associated with the acquisition of F&G	$	—	$	—	$	609
Distribution of 15% of the common stock of F&G		320		—		—
Investments received from pension risk transfer premiums		—		316		—
Change in proceeds of sales of investments available for sale receivable in period		96		(160)		(4)
Change in purchases of investments available for sale payable in period		(25)		18		14
Lease liabilities recognized in exchange for lease right-of-use assets		70		47		44
Remeasurement of lease liabilities		60		87		48
Liabilities assumed in connection with acquisitions (excluding F&G)(1)						
Fair value of assets acquired		266		85		32
Less: Total Purchase price		180		59		24
Liabilities and noncontrolling interests assumed	$	86	$	26	$	8

(1) For further information related to the acquisition of F&G, refer to Note B *Acquisitions*

Note L — Revenue Recognition

Disaggregation of Revenue

Our revenue consists of:

Revenue Stream	Income Statement Classification	Segment	2022	2021	2020
			Year Ended December 31,		
			Total Revenue		
			(In millions)		
Revenue from insurance contracts:					
Direct title insurance premiums	Direct title insurance premiums	Title	$ 2,858	$ 3,571	$ 2,699
Agency title insurance premiums	Agency title insurance premiums	Title	3,976	4,982	3,599
Life insurance premiums, insurance and investment product fees, and other (1)	Escrow, title-related and other fees	F&G	1,695	1,395	138
Home warranty	Escrow, title-related and other fees	Title	165	185	181
Total revenue from insurance contracts			8,694	10,133	6,617
Revenue from contracts with customers:					
Escrow fees	Escrow, title-related and other fees	Title	980	1,395	1,170
Other title-related fees and income	Escrow, title-related and other fees	Title	752	888	724
ServiceLink, excluding title premiums, escrow fees, and subservicing fees	Escrow, title-related and other fees	Title	342	396	368
Real estate technology	Escrow, title-related and other fees	Corporate and other	158	142	112
Real estate brokerage	Escrow, title-related and other fees	Corporate and other	—	—	25
Total revenue from contracts with customers			2,232	2,821	2,399
Other revenue:					
Loan subservicing revenue	Escrow, title-related and other fees	Title	263	364	338
Other	Escrow, title-related and other fees	Corporate and other	(31)	30	36
Interest and investment income	Interest and investment income	Various	1,891	1,961	900
Recognized gains and losses, net	Recognized gains and losses, net	Various	(1,493)	334	488
Total revenues	Total revenues		$ 11,556	$ 15,643	$ 10,778

(1) Includes $1,362 and 1,146 of life-contingent pension risk transfer premiums in 2022 and 2021, respectively.

Our Direct title insurance premiums are recognized as revenue at the time of closing of the underlying transaction as the earnings process is then considered complete. Regulation of title insurance rates varies by state. Premiums are charged to customers based on rates predetermined in coordination with each states' respective Department of Insurance. Cash associated with such revenue is typically collected at closing of the underlying real estate transaction. Premium revenues from agency title operations are recognized when the underlying title order and transaction closing, if applicable, are complete.

Revenues from our home warranty business are generated from contracts with customers to provide warranty for major home appliances. Substantially all of our home warranty contracts are one year in length and revenue is recognized ratably over the term of the contract.

Escrow fees and Other title-related fees and income in our Title segment are closely related to Direct title insurance premiums and are primarily associated with managing the closing of real estate transactions including the processing of funds on behalf of the transaction participants, gathering and recording the required closing documents, providing notary and home inspection services, and other real estate or title-related activities. Revenue is primarily recognized upon closing of the underlying real estate transaction or completion of services. Cash associated with such revenue is typically collected at closing.

Revenues from ServiceLink, excluding its title premiums, escrow fees and loan subservicing fees primarily include revenues from real estate appraisal services and foreclosure processing and facilitation services. Revenues from real estate appraisal services are recognized when all appraisal work is complete, a final report is issued to the client and the client is billed. Revenues from foreclosure processing and facilitation services are primarily recognized upon completion of the services and when billing to the client is complete.

Life insurance premiums in our F&G segment reflect premiums for life-contingent PRT, traditional life insurance products and life-contingent immediate annuity products, which are recognized as revenue when due from the policyholder. We have ceded the majority of our traditional life business to unaffiliated third-party reinsurers. While the base contract has been reinsured, we continue to retain the return of premium rider. Insurance and investment product fees and other consist primarily of the cost of insurance on IUL policies, unearned revenue ("UREV") on IUL policies, policy rider fees primarily on FIA policies and surrender charges assessed against policy withdrawals in excess of the policyholder's allowable penalty-free amounts.

Premium and annuity deposit collections for FIA, fixed rate annuities, immediate annuities and PRT without life contingency, and amounts received for funding agreements are reported in the financial statements as deposit liabilities (i.e., contractholder funds) instead of as sales or revenues. Similarly, cash payments to customers are reported as decreases in the liability for contractholder funds and not as expenses. Sources of revenues for products accounted for as deposit liabilities include net investment income, surrender, cost of insurance and other charges deducted from contractholder funds, and net realized gains (losses) on investments. Components of expenses for products accounted for as deposit liabilities are interest-sensitive and index product benefits (primarily interest credited to account balances or the hedging cost of providing index credits to the policyholder), amortization of DAC, DSI, and VOBA, other operating costs and expenses, and income taxes.

Premiums, annuity deposits (net of reinsurance) and funding agreements, which are not included as revenues in the accompanying Consolidated Statements of Earnings, collected by product type were as follows:

| | Year ended | | |
	December 31, 2022	December 31, 2021	December 31, 2020
Product Type	(In millions)		
Fixed indexed annuities	4,483	4,420 $	1,966
Fixed rate annuities	1,522	878	631
Funding agreements (FABN/FHLB)	1,891	2,658	100
Life insurance and other (a)	446	329	152
Total	$ 8,342	$ 8,285	$ 2,849

(a)   Life insurance and other primarily includes indexed universal life insurance.

Real estate technology revenues are primarily comprised of subscription fees for use of software provided to real estate professionals. Subscriptions are only offered on a month-by-month basis and fees are billed monthly. Revenue is recognized in the month services are provided.

Real estate brokerage revenues are primarily comprised of commission revenues earned in association with the facilitation of real estate transactions and are recognized upon closing of the sale of the underlying real estate transaction.

Loan subservicing revenues are generated by certain subsidiaries of ServiceLink and are associated with the servicing of mortgage loans on behalf of its customers. Revenue is recognized when the underlying work is performed and billed. Loan subservicing revenues are subject to the recognition requirements of ASC Topic 860.

Interest and investment income consists primarily of interest payments received on fixed maturity security holdings and dividends received on equity and preferred security holdings along with the investment income of limited partnerships.

We do not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less, primarily related to revenue from our home warranty business, and (ii) contracts for which we recognize revenue at the amount to which we have the right to invoice for services performed.

Contract Balances

The following table provides information about trade receivables and deferred revenue:

	December 31, 2022	December 31, 2021
	(In millions)	
Trade receivables	$ 349	$ 524
Deferred revenue (contract liabilities)	296	144

Deferred revenue is recorded primarily for our home warranty contracts. Revenues from home warranty products are recognized over the life of the policy, which is primarily one year. The unrecognized portion is recorded as deferred revenue in accounts payable and other accrued liabilities in the Consolidated Balance Sheets. During the years ended December 31, 2022 and 2021, we recognized $98 million and $106 million of revenue, respectively, which was included in deferred revenue at the beginning of the respective period.

Note M — Other Intangible Assets

A summary of the changes in the carrying amounts of our VOBA, DAC and DSI intangible assets are as follows (in millions):

	VOBA	DAC	DSI	Total
Balance at January 1, 2022	$ 1,185	$ 761	$ 88	$ 2,034
Purchase price allocation adjustments		—	—	—
Deferrals	—	727	87	814
Amortization	(203)	(107)	(43)	(353)
Interest	25	30	2	57
Unlocking	(5)	(4)	5	(4)
Adjustment for net unrealized investment (gains) losses	662	182	68	912
Balance at December 31, 2022	$ 1,664	$ 1,589	$ 207	$ 3,460

	VOBA	DAC	DSI	Total
Balance at January 1, 2021	$ 1,466	$ 222	$ 36	$ 1,724
Purchase price allocation adjustments	61	—	—	61
Deferrals	—	585	90	675
Amortization	(436)	(46)	(35)	(517)
Interest	30	13	1	44
Unlocking	13	1	(2)	12
Adjustment for net unrealized investment (losses) gains	51	(14)	(2)	35
Balance at December 31, 2021	$ 1,185	$ 761	$ 88	$ 2,034

Amortization of VOBA, DAC, and DSI is based on the current and future expected gross margins or profits recognized, including investment gains and losses. The interest accrual rate utilized to calculate the accretion of interest on VOBA ranged from 0% to 4.71% for the years ended December 31, 2022 and December 31, 2021. The adjustment for unrealized net investment losses (gains) represents the amount of VOBA, DAC, and DSI that would have been amortized if such unrealized gains and losses had been recognized. This is referred to as the "shadow adjustments" as the additional amortization is reflected in AOCI On the Consolidated Balance Sheet rather than as depreciation and amortization on the Consolidated Statements of Earnings. As of December 31, 2022 and 2021, the VOBA balances included cumulative adjustments for net unrealized investment gains (losses) of $(430) million and $232 million respectively, the DAC balances included cumulative adjustments for net unrealized investment gains (losses) of $(143) million and $39 million, respectively, and the DSI balance included net unrealized investment gains of $(61) million and $7 million, respectively.

For the in-force liabilities as of December 31, 2022, the estimated amortization expense for VOBA in future fiscal periods is as follows (in millions):

Fiscal Year	Estimated Amortization Expense
2023	$ (53)
2024	172
2025	151
2026	133
2027	129
Thereafter	702

Definite and Indefinite Lived Other Intangible Assets

Other intangible assets as of December 31, 2022 consist of the following (in millions):

	Cost	Accumulated amortization	Net carrying amount	Weighted average useful life (years)
Customer relationships and contracts	$ 916	$ (713)	$ 203	10
Computer software	537	(341)	196	2 to 10
Value of distribution asset (VODA)	140	(40)	100	15
Definite lived trademarks, tradenames, and other	56	(41)	15	10
Indefinite lived tradenames and other	60	N/A	60	Indefinite
Total			$ 574	

Other intangible assets as of December 31, 2021 consist of the following (in millions):

	Cost	Accumulated amortization	Net carrying amount	Weighted average useful life (years)
Customer relationships and contracts	$ 803	$ (651)	$ 152	10
Computer software	488	(307)	181	2 to 10
Value of distribution Asset (VODA)	140	(25)	115	15
Definite lived trademarks, tradenames, and other	49	(33)	16	10
Indefinite lived tradenames and other	59	N/A	59	Indefinite
Total			$ 523	

Amortization expense for amortizable intangible assets, which consist primarily of VODA, customer relationships and computer software and definite lived trademarks, tradenames and other, was $133 million, $135 million, and $138 million for the years ended December 31, 2022, 2021 and 2020, respectively. Estimated amortization expense for the next five years for assets owned at December 31, 2022, is $131 million in 2023, $96 million in 2024, $72 million in 2025, $58 million in 2026 and $47 million in 2027.

Note N — Goodwill

A summary of the changes in Goodwill consists of the following:

	Title	F&G	Corporate and Other	Total
		(In millions)		
Balance, December 31, 2020	$ 2,478	$ 1,751	$ 266	$ 4,495
Goodwill associated with acquisitions	38	—	—	38
Adjustments to prior year acquisitions	$ 1	$ 5	$ —	6
Balance, December 31, 2021	$ 2,517	$ 1,756	$ 266	$ 4,539
Goodwill associated with acquisitions	103	—	—	103
Balance, December 31, 2022	$ 2,620	$ 1,756	$ 266	$ 4,642

Note O — F&G Reinsurance

F&G reinsures portions of its policy risks with other insurance companies. The use of indemnity reinsurance does not discharge an insurer from liability on the insurance ceded. The insurer is required to pay in full the amount of its insurance liability regardless of whether it is entitled to or able to receive payment from the reinsurer. The portion of risks exceeding F&G's retention limit is reinsured. F&G primarily seeks reinsurance coverage in order to limit its exposure to mortality losses and enhance capital management. F&G follows reinsurance accounting when there is adequate risk transfer or deposit accounting if there is inadequate risk transfer. If the underlying policy being reinsured is an investment contract, the effects of the agreement are accounted for as a separate investment contract. Refer to Note A *Business and Summary of Significant Accounting Policies* for more information over our accounting policy for reinsurance agreements.

The effect of reinsurance on net premiums earned and net benefits incurred (benefits paid and reserve changes) for the years ended December 31, 2022 and December 31, 2021, and the seven months ended December 31, 2020 were as follows (in millions):

| | Year Ended | | | | Seven months ended | |
| | December 31, 2022 | | December 31, 2021 | | December 31, 2020 | |
	Net Premiums Earned	Net Benefits Incurred	Net Premiums Earned	Net Benefits Incurred	Net Premiums Earned	Net Benefits Incurred
Direct	$ 1,522	$ 3,671	$ 1,314	$ 3,282	$ 108	$ 976
Assumed	—	—	—	—	—	1
Ceded	(128)	(2,546)	(137)	(1,144)	(85)	(111)
Net	$ 1,394	$ 1,125	$ 1,177	$ 2,138	$ 23	$ 866

Amounts payable or recoverable for reinsurance on paid and unpaid claims are not subject to periodic or maximum limits. F&G did not write off any significant reinsurance balances during the years ended December 31, 2022 and December 31, 2021, or the seven months ended December 31, 2020. F&G did not commute any ceded reinsurance treaties during the years ended December 31, 2022 and December 31, 2021, or the seven months ended December 31, 2020.

F&G estimates expected credit losses on reinsurance recoverables using a probability of default/loss given default model. Significant inputs to the model include the reinsurer's credit risk, expected timing of recovery, industry-wide historical default experience, senior unsecured bond recovery rates, and credit enhancement features. As of the June 1, 2020 acquisition of F&G, due to purchase accounting adjustments, our expected credit loss reserve was valued at $0. For the seven months ended December 31, 2020, the expected credit loss reserve increased from $0 to $21 million. As of December 31, 2022 and December 31, 2021, the expected credit loss reserve was $10 million and $20 million, respectively.

No policies issued by F&G have been reinsured with any foreign company, which is controlled, either directly or indirectly, by a party not primarily engaged in the business of insurance.

F&G has not entered into any reinsurance agreements in which the reinsurer may unilaterally cancel any reinsurance for reasons other than non-payment of premiums or other similar credit issues.

New Reinsurance Transaction. Effective December 31, 2022, F&G entered into an indemnity reinsurance agreement with New Reinsurance Company Ltd. ("New Re"), a third-party reinsurer, to cede a quota share of certain FIA policies and related waiver of surrender charges, issued after January 1, 2022, on a coinsurance and yearly renewable term basis. The coinsurance quota share is only applicable to the base contract benefits under the FIA policies. The yearly renewable term is applicable to the waiver of surrender charges. As the FIA policies ceded do not include any GMWB or GMDB benefits, there is no significant insurance risk present and therefore the effects of this agreement are accounted for as a separate investment contract.

Aspida Reinsurance Transaction. F&G executed a Funds Withheld Coinsurance Agreement with Aspida Re, a Bermuda reinsurer. In accordance with the terms of this agreement, F&G cedes to the reinsurer, on a fifty percent (50%) funds withheld coinsurance basis, certain multiyear guaranteed annuity business written effective January 1, 2021. The agreement was originally executed January 15, 2021 and amended in August 2021 and September 2022.   For reinsured policies issued prior to September 1, 2022, the policies are ceded on a fifty percent (50%) quota share basis. For reinsured policies issued on or after September 1, 2022, the policies are ceded on a seventy-five percent (75%) quota share basis, capped at $350 million cession per month. As the policies ceded to Aspida are investment contracts, there is no significant insurance risk present and therefore the effects of this agreement are accounted for as a separate investment contract.

Somerset Reinsurance Transaction. F&G entered into a reinsurance agreement with Kubera, a third-party reinsurer, effective December 31, 2018, to cede certain MYGA and deferred annuity GAAP and statutory reserves on a coinsurance funds withheld basis, net of applicable existing reinsurance. In accordance with the terms of this agreement, F&G cedes a quota share percentage of MYGA and deferred annuity policies for certain issue years to Kubera. Effective October 31, 2021, this agreement was novated from Kubera to Somerset, a certified third-party reinsurer. This agreement cedes GAAP and statutory reserves of approximately $1 billion. As the policies ceded to Somerset are investment contracts, there is no significant insurance risk present and therefore the effects of this agreement are accounted for as a separate investment contract.

Kubera Reinsurance Transaction. F&G has a reinsurance agreement with Kubera to cede certain FIA statutory reserves on a coinsurance funds withheld basis, net of applicable existing reinsurance. In accordance with the terms of this agreement, F&G cedes a quota share percentage of FIA policies for certain issue years to Kubera. Effective October 31, 2021, this agreement was amended to increase the ceded reserves from approximately $4 billion to approximately $10 billion. The agreement was subsequently amended and restated on October 1, 2022 whereby F&G recaptured approximately $52 million in statutory reserves solely related to waiver of surrender charges. As the policies ceded to Kubera are investment contracts, there is no significant insurance risk present and therefore the reinsurance agreement is accounted for as a separate investment contract. F&G incurred risk charge fees of $12 million $5 million, and $4 million during the years ended December 31, 2022 and December 31, 2021, or the seven months ended December 31, 2020, respectively, in relation to this reinsurance agreement.

To enhance Kubera's ability to pay its obligations under the amended reinsurance agreement, F&G entered into a Variable Note Purchase Agreement (the "NPA"), whereby F&G agreed to fund a note to Kubera to be used to ultimately settle with F&G, with principal increases up to a maximum amount of $300 million, to the extent a potential funding shortfall (treaty assets are less than the total funding requirement) is projected relative to the business ceded to Kubera from F&G as part of the amended reinsurance agreement. The potential funding shortfall will be determined quarterly and, among other items, is impacted by the market value of the assets in the funds withheld account related to the reinsurance agreement and Kubera's capital as calculated on a Bermuda regulatory basis. The NPA matures on November 30, 2071. Based on the current level of the treaty assets and projections that these policies will be profitable over the lifetime of the agreement, we do not expect significant fundings to occur under the NPA. As of December 31, 2022 and December 31, 2021, the amount funded under the NPA was insignificant.

Canada Life Reinsurance Transaction. Effective May 1, 2020, F&G entered into an indemnity reinsurance agreement with Canada Life Assurance Company United States Branch, a third-party reinsurer, to reinsure FIA policies with GMWB. In accordance with the terms of this agreement, F&G cedes a quota share percentage of the net retention of guarantee payments in excess of account value for GMWB. This treaty was amended effective January 1, 2021 and January 1, 2022, and covers FIA policies with GMWB issued from January 1, 2020 to December 31, 2023. Effective October 1, 2022, the treaty was then amended and restated to cover additional FIA business policies. The effects of this agreement are not accounted for as reinsurance as it does not satisfy the risk transfer requirements for GAAP; therefore, deposit accounting is applied. F&G incurred risk charge fees of $4 million, $2 million and $1 million during the years ended December 31, 2022 and December 31, 2021, and the seven months ended December 31, 2020, respectively, in relation to this reinsurance agreement.

Hannover Reinsurance Transaction. F&G has an indemnity reinsurance agreement with Hannover Re, a third-party reinsurer, to cede a quota share percentage of the net retention of guarantee payments in excess of account value for GMWB and GMDB guarantees associated with an in-force block of its FIA and fixed deferred annuity contracts. The effects of this agreement are not accounted for as reinsurance as it does not satisfy the risk transfer requirements for GAAP; therefore, deposit accounting is applied. F&G incurred risk charge fees of $20 million, $21 million and $12 million during the years ended December 31, 2022 and December 31, 2021, or the seven months ended December 31, 2020, respectively, in relation to this reinsurance agreement.

Wilton Reinsurance Transaction. Pursuant to the agreed upon terms, Wilton Reassurance Company ("Wilton Re") purchased through a 100% quota share reinsurance agreement certain FGL Insurance life insurance policies that are subject to redundant reserves, reported on a statutory basis, under Regulation XXX and Guideline AXXX, as well as another block of FGL Insurance's in-force traditional, universal life and IUL insurance policies. The effects of this agreement are accounted for as reinsurance as the ceded policies qualify as insurance products and because the agreement satisfies the risk transfer requirements for GAAP.

Concentration of Reinsurance Risk

The Company has a significant concentration of reinsurance risk with third-party reinsurers, Aspida Re, Wilton Reassurance Company ("Wilton Re"), and Somerset that could have a material impact on our financial position in the event that any of these reinsurers fails to perform its obligations under the various reinsurance treaties. Aspida Re has an A- issuer credit rating from AM Best as of December 31, 2022, and the risk of non-performance is further mitigated through the funds withheld arrangement. Wilton Re has an A+ issuer credit rating from AM Best and an A issuer credit rating from Fitch as of December 31, 2022. Somerset has an A- issuer credit rating from AM Best and a BBB+ issuer credit rating from S&P as of December 31, 2022, and the risk of non-performance is further mitigated through the funds withheld arrangement. On December 31, 2022, the net amounts recoverable from Aspida Re, Wilton Re, and Somerset were $3,121 million, $1,231 million, and $570 million, respectively. We monitor both the financial condition of individual reinsurers and risk concentration arising from similar activities and economic characteristics of reinsurers to attempt to reduce the risk of default by such reinsurers. We believe that all amounts due from Aspida Re, Wilton Re, and Somerset for periodic treaty settlements are collectible as of December 31, 2022.

Intercompany Reinsurance Agreements

Effective December 31, 2022, FGL Insurance entered into a Coinsurance Agreement with F&G Life Re Ltd. ("Reinsurer"), an affiliated Bermuda reinsurer to issue a quota share of PRT group annuity contracts. Some of the contracts reinsured are held by FGL Insurance's general account and others are held by a FGL Insurance separate account (which does not meet the GAAP definition of a separate account). The cession from FGL Insurance to the Reinsurer is on a 80% quota share basis. Reinsurance of the separate account contracts are maintained on a modified coinsurance basis and reinsurance of the general account contracts are maintained on a funds withheld basis. On the funds withheld portion of the transaction, FGL Insurance ceded approximately $380 million, in certain PRT Statutory Reserves and Interest Maintenance Reserve. FGL Insurance also established a modified coinsurance reserve of approximately $1.7 billion associated with the PRT Separate Account Insurance Liabilities.

F&G has a reinsurance treaty with Raven Reinsurance Company ("Raven Re"), its wholly-owned captive reinsurance company, to cede the Commissioners Annuity Reserve Valuation Method ("CARVM") liability for annuity benefits where surrender charges are waived related to certain FIA, DA and MYGA policies. Effective October 1, 2022, the treaty was amended and restated to cover additional FIA, DA and MYGA policy issue years. In connection with the CARVM reinsurance agreement, FGL Insurance and Raven Re entered into an agreement with Nomura Bank International plc ("NBI") to establish a reserve financing facility in the form of a letter of credit issued by NBI. The reimbursement agreement associated with the facility was amended and restated on September 30, 2022. As a result, the financing facility now has $200 million available to draw on as of December 31, 2022. The amended facility may terminate earlier than the current termination date of October 1, 2027, in accordance with the terms of the reimbursement agreement. Under the terms of the reimbursement agreement, in the event the letter of credit is drawn upon, Raven Re is required to repay the amounts utilized, and Fidelity & Guaranty Life Holdings, Inc. ("FGLH") is obligated to repay the amounts utilized if Raven Re fails to make the required reimbursement. FGLH also is required to make capital contributions to Raven Re in the event that Raven Re's statutory capital and surplus falls below certain defined levels. As of December 31, 2022 and December 31, 2021, Raven Re's statutory capital and surplus was $11 million and $62 million, respectively, in excess of the minimum level required under the reimbursement agreement. As this letter of credit is provided by an unaffiliated financial institution, Raven Re is permitted to carry the letter of credit as an admitted asset on the Raven Re statutory balance sheet.

Effective December 31, 2020, FGL Insurance executed a Coinsurance Agreement with F&G Life Re Ltd. ("Reinsurer"), an affiliated Bermuda reinsurer, to reinsure a quota share of FIA policies to the Reinsurer. Concurrently, the Reinsurer and F&G Cayman Re Ltd., an affiliated reinsurer of both FGL Insurance and the Reinsurer, entered into a Retrocession Agreement. The cession from FGL Insurance to the Reinsurer is on a 100% quota share basis, net of applicable existing reinsurance and the retrocession to F&G Cayman Re Ltd. from the Reinsurer is on a 45% quota share basis. Additionally, both treaties are maintained on a funds withheld basis. FGL Insurance ceded and the Reinsurer retroceded approximately $5.0 billion and $2.2 billion, respectively, in certain FIA Statutory Reserves and Interest Maintenance Reserve.

Note P — Regulation and Equity

Regulation

Title

Our insurance subsidiaries, including title insurers, underwritten title companies and insurance agencies, are subject to extensive regulation under applicable state laws. Each of the insurance underwriters is subject to a holding company act in its state of domicile that regulates, among other matters, the ability to pay dividends and enter into transactions with affiliates. The laws of most states in which we transact business establish supervisory agencies with broad administrative powers relating to issuing and revoking licenses to transact business, regulating trade practices, licensing agents, approving policy forms, accounting practices, financial practices, establishing reserve and capital and surplus as regards policyholders ("capital and surplus") requirements, defining suitable investments for reserves and capital and surplus and approving rate schedules. The process of state regulation of changes in rates ranges from states that set rates, to states where individual companies or associations of companies prepare rate filings that are submitted for approval, to a few states in which rate changes do not need to be filed for approval.

Since we are regulated by both state and federal governments and the applicable insurance laws and regulations are constantly subject to change, it is not possible to predict the potential effects on our insurance operations, particularly the Title segment, of any laws or regulations that may become more restrictive in the future or if new restrictive laws will be enacted.

Statutory-basis financial statements are prepared in accordance with accounting practices prescribed or permitted by the various state insurance regulatory authorities. The National Association of Insurance Commissioners' ("NAIC") *Accounting Practices and Procedures* manual ("NAIC SAP") has been adopted as a component of prescribed or permitted practices by each of the states that regulate us. Each of our states of domicile for our title insurance underwriter subsidiaries have adopted a material prescribed accounting practice that differs from that found in NAIC SAP. Specifically, in both years, the timing of amounts released from the statutory unearned premium reserve under NAIC SAP differs from the states' required practice. Statutory surplus at December 31, 2022 and 2021 was lower by approximately $32 million and $29 million than if we had reported such amounts in accordance with NAIC SAP.

Pursuant to statutory accounting requirements of the various states in which our insurers are domiciled, these insurers must defer a portion of premiums earned as an unearned premium reserve for the protection of policyholders and must maintain qualified assets in an amount equal to the statutory requirements. The level of unearned premium reserve required to be maintained at any time is determined by statutory formula based upon either the age, number of policies and dollar amount of policy liabilities underwritten, or the age and dollar amount of statutory premiums written. As of December 31, 2022, the combined statutory unearned premium reserve required and reported for our title insurers was $1,772 million. In addition to statutory unearned premium reserves, each of our insurers maintains reserves for known claims and surplus funds for policyholder protection and business operations.

Each of our insurance subsidiaries is regulated by the insurance regulatory authority in its respective state of domicile, as well as that of each state in which it is licensed. The insurance commissioners of their respective states of domicile are the primary regulators of our title insurance subsidiaries. Each of the insurers is subject to periodic regulatory financial examination by regulatory authorities.

Our insurance subsidiaries are subject to regulations that restrict their ability to pay dividends or make other distributions of cash or property to their immediate parent company without prior approval from the Department of Insurance of their respective states of domicile. As of December 31, 2022, $1,442 million of our net assets are restricted from dividend payments without prior approval from the Departments of Insurance. During 2023, our title insurers can pay or make distributions to us of approximately $606 million, without prior approval.

The combined statutory capital and surplus of our title insurers was approximately $1,350 million and $1,903 million as of December 31, 2022 and 2021, respectively. The combined statutory net earnings of our title insurance subsidiaries were $778 million, $936 million, and $629 million for the years ended December 31, 2022, 2021, and 2020, respectively.

As a condition to continued authority to underwrite policies in the states in which our insurers conduct their business, the insurers are required to pay certain fees and file information regarding their officers, directors and financial condition. In addition, our escrow and trust business is subject to regulation by various state banking authorities.

Pursuant to statutory requirements of the various states in which our insurers are domiciled, such insurers must maintain certain levels of minimum capital and surplus. Required levels of minimum capital and surplus are not significant to the insurers individually or in the aggregate. Each of our insurers has complied with the minimum statutory requirements as of December 31, 2022.

Our underwritten title companies, primarily those domiciled in California, are also subject to certain regulation by insurance regulatory or banking authorities relating to their net worth and working capital. Minimum net worth and working capital requirements for each underwritten title company is less than $1 million. These companies were in compliance with their respective minimum net worth and working capital requirements at December 31, 2022.

There are no restrictions on our retained earnings regarding our ability to pay dividends to shareholders although there are limits on the ability of certain subsidiaries to pay dividends to us, as described above.

F&G

Through our wholly owned F&G subsidiary, our U.S. insurance subsidiaries, FGL Insurance, Fidelity & Guaranty Life Insurance Company of New York ("FGL NY Insurance"), and Raven Re, file financial statements with state insurance regulatory authorities and the NAIC that are prepared in accordance with SAP prescribed or permitted by such authorities, which may vary materially from GAAP. Prescribed SAP includes the Accounting Practices and Procedures Manual of the NAIC as well as state laws, regulations and administrative rules. Permitted SAP encompasses all accounting practices not so prescribed. The principal differences between SAP financial statements and financial statements prepared in accordance with GAAP are that SAP financial statements do not reflect VOBA, DAC and DSI, some bond portfolios may be carried at amortized cost, assets and liabilities are presented net of reinsurance, contractholder liabilities are generally valued using more conservative assumptions and certain assets are non-admitted. Accordingly, SAP operating results and SAP capital and surplus may differ substantially from amounts reported in the GAAP basis financial statements for comparable items.

Our principal insurance subsidiaries' statutory (SAP and GAAP) financial statements are based on a December 31 year end. Statutory net income and statutory capital and surplus of our wholly owned U.S regulated insurance subsidiaries were as follows (in millions):

	Subsidiary (state of domicile) (a)		
	FGL Insurance (IA)	FGL NY Insurance (NY)	Raven Re (VT)
Statutory Net income (loss):			
Year ended December 31, 2022	$ (243)	$ (15)	$ (111)
Year ended December 31, 2021	351	4	3
Statutory Capital and Surplus:			
December 31, 2022	$ 1,877	$ 82	$ 121
December 31, 2021	1,473	99	115

(a) FGL NY Insurance and Raven Re are subsidiaries of FGL Insurance, and the columns should not be added together.

FGL Insurance, FGL NY Insurance and Raven Re's respective statutory capital and surplus satisfies the applicable minimum regulatory requirements.

Life insurance companies domiciled in the U.S. are subject to certain Risk-Based Capital ("RBC") requirements as specified by the NAIC. The RBC is used to evaluate the adequacy of capital and surplus maintained by an insurance company in relation to risks associated with: (i) asset risk, (ii) insurance risk, (iii) interest rate risk and (iv) business risk. We monitor the RBC of FGLH's insurance subsidiaries. As of December 31, 2022, each of FGLH's insurance subsidiaries had exceeded the minimum RBC requirements.

Our insurance subsidiaries domiciled in the U.S. are restricted by state laws and regulations as to the amount of dividends they may pay to their parent, our wholly owned F&G subsidiary, without regulatory approval in any year, the purpose of which is to protect affected insurance policyholders, depositors or investors. Any dividends in excess of limits are deemed "extraordinary" and require regulatory approval. In addition, and pursuant to an order issued by the Iowa Commissioner on November 28, 2017, FGL Insurance may not pay any dividend or other distribution to shareholders prior to November 28, 2020 without the prior approval of the Iowa Commissioner. During the years ended December 31, 2022 and 2021, upon approval by the Iowa Commissioner, FGL Insurance declared and paid extraordinary dividends of $0 million and $38 million to its parent, respectively.

FGL Insurance applies Iowa-prescribed accounting practices that permit Iowa-domiciled insurers to report equity call options used to economically hedge FIA index credits at amortized cost for statutory accounting purposes and to calculate FIA statutory reserves such that index credit returns will be included in the reserve only after crediting to the annuity contract. Effective October 1, 2022, the Company incorporated IUL products under these Iowa-prescribed accounting practices. This resulted in a $152 million and $106 million decrease to statutory capital and surplus at December 31, 2022 and 2021, respectively.

FGL Insurance's statutory carrying value of Raven Re reflects the effect of permitted practices Raven Re received to treat the available amount of a letter of credit as an admitted asset, which increased Raven Re's statutory capital and surplus by $200 million and $85 million at December 31, 2022 and 2021, respectively.

Raven Re is also permitted to follow Iowa prescribed statutory accounting practice for its reserves on reinsurance assumed from FGL Insurance, which increased Raven Re's statutory capital and surplus by $28 million at December 31, 2022 and by $0 million at December 31, 2021. Without such permitted statutory accounting practices, Raven Re's statutory capital and surplus (deficit) would be $(107) million as of December 31, 2022 and would be $30 million as of December 31, 2021, and its risk-based capital would not fall below the minimum regulatory requirements. The letter of credit facility is collateralized by NAIC 1 rated debt securities. If the permitted practice was revoked, the letter of credit could be replaced by the collateral assets with Nomura's consent as discussed in Note O *F&G Reinsurance*. FGL Insurance's statutory carrying value of Raven Re was $121 million and $115 million at December 31, 2022 and 2021, respectively.

As of December 31, 2022, FGL NY Insurance did not follow any prescribed or permitted statutory accounting practices that differ from the NAIC's statutory accounting practices.

The prescribed and permitted statutory accounting practices have no impact on our Consolidated Financial Statements, which are prepared in accordance with GAAP.

Equity

On August 3, 2021, our Board of Directors approved the 2021 Repurchase Program under which we may purchase up to 25 million shares of our FNF common stock through July 31, 2024, replacing the prior stock repurchase program that expired on July 31, 2021. We may make repurchases from time to time in the open market, in block purchases or in privately negotiated transactions, depending on market conditions and other factors. During the year ended December 31, 2022, we repurchased a total of 13,369,565 FNF common shares for an aggregate of $549 million or an average of $41.05 per share. Subsequent to December 31, 2022 and through market close on February 23, 2023, we repurchased a total of 100,000 shares for $4 million, or an average of $38.45 under this program.

Note Q - Leases

Right-of-use assets and lease liabilities related to operating leases under ASC Topic 842 are recorded when we are party to a contract, which conveys the right for us to control an asset for a specified period of time. Substantially all of our operating lease arrangements relate to rented office space and real estate for our title operations. We generally are not a party to any material contracts considered finance leases. Right-of-use assets and lease liabilities under ASC Topic 842 are recorded as Lease assets and Lease liabilities, respectively, on the Consolidated Balance Sheet as of December 31, 2022.

Our operating leases range in term from one to ten years. As of December 31, 2022, the weighted-average remaining lease term of our operating leases was 4.3 years.

Our lease agreements do not contain material variable lease payments, buyout options, residual value guarantees or restrictive covenants.

Most of our leases include one or more options to renew, with renewal terms that can extend the lease term by varying amounts. The exercise of lease renewal options is at our sole discretion. We do not include options to renew in our measurement of lease assets and lease liabilities as they are not considered reasonably assured of exercise.

Our operating lease liability is determined by discounting future lease payments using a discount rate based on our incremental borrowing rate for similar collateralized borrowing. The discount rate is calculated as an average of the current yield on our unsecured notes payable and 140 basis points in excess of the current five year LIBOR swap rate. As of December 31, 2022 the weighted-average discount rate used to determine our operating lease liability was 3.4%.

We do not separate lease components from non-lease components for any of our right-of-use assets.

Our lease costs are included in Other operating expenses on the Consolidated Statements of Earnings and was $142 million, $139 million and $150 million for the years ended December 31, 2022, 2021 and 2020, respectively. We do not have any material short term lease costs, variable lease costs, or sublease income.

Future payments under operating lease arrangements accounted for under ASC Topic 842 as of December 31, 2022 are as follows (in millions):

2023	$	147
2024		116
2025		74
2026		51
2027		26
Thereafter		35
Total operating lease payments, undiscounted	$	449
Less: present value discount		31
Lease liability, at present value	$	418

See Note K *Supplementary Cash Flow Information* for certain information on noncash investing and financing activities related to our operating lease arrangements.

Note R - Property and Equipment

Property and equipment consist of the following:

	December 31,	
	2022	2021
	(In millions)	
Furniture, fixtures and equipment	$ 235	$ 239
Data processing equipment	212	210
Leasehold improvements	118	121
Buildings	84	79
Land	14	14
Other	7	5
Total property and equipment, gross	670	668
Accumulated depreciation and amortization	(491)	(483)
Total property and equipment, net	$ 179	$ 185

Depreciation expense on property and equipment was $59 million, $45 million, and $48 million for the years ended December 31, 2022, 2021, and 2020, respectively.

Note S - Accounts Payable and Other Accrued Liabilities

Accounts payable and other accrued liabilities consist of the following:

	December 31,	
	2022	2021
	(In millions)	
Salaries and incentives	$ 390	$ 537
Accrued benefits	408	447
Deferred revenue	296	144
Contingent consideration - acquisitions	47	30
Trade accounts payable	156	129
Accrued recording fees and transfer taxes	12	14
Accrued premium taxes	20	59
Liability for policy and contract claims	109	109
Retained asset account	117	148
Remittances and items not allocated	225	39
Option collateral liabilities	178	576
Funds withheld embedded derivative	—	73
Other accrued liabilities	394	391
	$ 2,352	$ 2,696

Note T — Income Taxes

Income tax (benefit) expense on continuing operations consists of the following:

| | Year Ended December 31, | | |
| | **2022** | **2021** | **2020** |
	(In millions)		
Current	$ 331	$ 656	$ 379
Deferred	67	57	(57)
	$ 398	$ 713	$ 322

Total income tax expense was allocated as follows:

| | Year Ended December 31, | | |
| | **2022** | **2021** | **2020** |
	(In millions)		
Net earnings from continuing operations	$ 398	$ 713	$ 322
Other comprehensive (loss) earnings:			
Unrealized (loss) gain on investments and other financial instruments	(947)	(141)	332
Unrealized (loss) gain on foreign currency translation and cash flow hedging	(4)	—	1
Other comprehensive earnings attributable to noncontrolling interest	8	—	—
Minimum pension liability adjustment	2	(2)	4
Total income tax (benefit) expense allocated to other comprehensive earnings	(941)	(143)	337
Total income taxes	$ (543)	$ 570	$ 659

A reconciliation of the federal statutory rate to our effective tax rate is as follows:

| | Year Ended December 31, | | |
	2022	**2021**	**2020**
Federal statutory rate	21.0 %	21.0 %	21.0 %
State income taxes, net of federal benefit	2.2	1.6	2.5
Stock compensation	(0.1)	(0.2)	(0.3)
Tax credits	(0.7)	(0.2)	(0.4)
Consolidated partnerships	(0.2)	(0.1)	(0.3)
Tax gain on parent shares held	(1.0)	0.5	—
Valuation allowance for deferred tax assets	6.1	(0.3)	(3.0)
Change in tax status benefit	—	—	(2.0)
Benefit on Capital Loss Carryback	(1.5)	—	—
Non-deductible expenses and other, net	0.1	0.8	0.5
Effective tax rate	25.9 %	23.1 %	18.0 %

The significant components of deferred tax assets and liabilities consist of the following:

	December 31,			
	2022		**2021**	
	(In millions)			
Deferred Tax Assets:				
Employee benefit accruals	$	103	$	111
Net operating loss carryforwards		38		27
Derivatives		67		—
Accrued liabilities		5		1
Allowance for uncollectible accounts receivable		5		5
Pension plan		1		2
Tax credits		74		77
State income taxes		5		8
Investment securities		952		—
Capital loss carryover		8		41
Life insurance and claim related adjustments		669		854
Funds held under reinsurance agreements		37		52
Other		21		33
Total gross deferred tax asset		1,985		1,211
Less: valuation allowance		151		33
Total deferred tax asset	$	1,834	$	1,178
Deferred Tax Liabilities:				
Title plant	$	(53)	$	(52)
Amortization of goodwill and intangible assets		(117)		(140)
Other		(2)		(2)
Investment securities		—		(401)
Depreciation		(32)		(29)
Partnerships		(122)		(182)
Value of business acquired		(350)		(249)
Derivatives		—		(68)
Deferred acquisition costs		(243)		(102)
Transition reserve on new reserve method		(25)		(34)
Funds held under reinsurance agreements		(183)		(74)
Title Insurance reserve discounting		(31)		(50)
Total deferred tax liability	$	(1,158)	$	(1,383)
Net deferred tax asset (liability)	$	676	$	(205)

Our net deferred tax asset (liability) was $676 million and $(205) million as of December 31, 2022 and 2021, respectively. The significant changes in the deferred taxes are as follows: the deferred tax liability for investment securities decreased by $1,353 million primarily due to unrealized losses recorded on investment securities, of which $144 million was related to unrealized losses in our Title segment and $1,209 million was related to unrealized losses in our F&G segment's life insurance business. The deferred tax liability relating to partnerships decreased by $60 million, primarily due to increased tax basis in partnership investments by F&G and R&E expense capitalization at FNF's partnerships. The F&G segment's life insurance business' deferred tax liability relating to the VOBA increased by $101 million due to unrealized losses on the VOBA assets. The deferred tax liability related to deferred acquisition costs increased by $141 million, which is consistent with the growth in sales in our F&G segment. The deferred tax liability relating to derivatives in our F&G segment decreased by $135 million due to unrealized losses for call options. The reinsurance receivable deferred tax asset decreased by $15 million, and the reinsurance receivable deferred tax liability increased by $109 million both due to unrealized losses in the funds withheld portfolios in the F&G segment. The deferred tax asset relating to the capital loss carryover decreased by $33 million which is primarily related to the effective settlement of a capital loss carryback tax benefit previously unrecognized. The deferred tax asset relating to life insurance receivables decreased by $185 million primarily due to tax reserves increasing more than GAAP reserves by F&G.

As of December 31, 2022, we have net operating losses ("NOLs") on a pretax basis of $181 million, of which $48 million relates to our Title segment and $133 million relates to our F&G segment's life insurance business, which are available to carryforward and offset future federal taxable income. The NOLs are U.S. federal NOLs arising from acquisitions made since 2012, including Buyers Protection Group, Inc., Digital Insurance Holdings, Inc., ServiceLink, THL Corporations and F&G. Most of the NOLs are subject to an annual Internal Revenue Code Section 382 limitation. These losses will begin to expire in 2034 and we fully anticipate utilizing these losses prior to expiration with the exception of $25 million of gross net operating losses that are offset by a $25 million valuation allowance in the Title segment.

As of December 31, 2022 and 2021, we had $74 million and $77 million of tax credits, respectively, which expire between 2025 and 2042. The credits primarily consist of general business credits from historical acquisitions, including $30 million associated with our F&G segment's life insurance business. We anticipate that these credits will be utilized prior to expiration after a valuation allowance of $28 million, which primarily relates to the general business credits in our Title segment.

As of December 31, 2022, a valuation allowance on the net deferred tax asset for unrealized capital losses of $118 million was recorded, of which $88 million related to our Title segment and $30 million related to our F&G segment. Valuation allowance was recorded in 2022 because it is more likely than not that this amount of deferred tax assets will not be realized. We considered sources of income available as of December 31, 2022 and determined a valuation allowance was needed. No similar valuation allowance was necessary as of December 31, 2021 as there was a net deferred tax liability for unrealized capital gains.

As of December 31, 2022 and 2021, the balance of unrecognized tax benefits which would, if recognized, favorably affect our effective tax rate was $0 million and $24 million, respectively. Interest and penalties accrued on income tax uncertainties are recorded as a component of income tax expense and were $0 million and $1 million as of December 31, 2022, and 2021, respectively. Unrecognized tax benefits decreased in 2022 when the refund was examined to a sufficient extent without adjustment such that the tax position was effectively settled.

A reconciliation of the beginning and ending unrecognized tax benefits is as follows:

	Year ended December 31,	
	2022	2021
	(In millions)	
Beginning balance	$ 60	$ 64
Additions based on positions taken in current year	1	—
Reductions related to statute of limitation lapses and audit payments	(61)	(4)
Ending balance	$ —	$ 60

F&G's life insurance subsidiaries, as well as certain F&G non-life subsidiaries file separate tax returns from the FNF consolidated group. Prepaid expenses and other assets in the accompanying Consolidated Balance Sheets as of December 31, 2022 includes $27 million of tax receivables and $747 million of deferred tax assets related to F&G subsidiaries who file separate tax returns. Prepaid expenses and other assets in the accompanying Consolidated Balance Sheets as of December 31, 2021 includes $52 million of tax receivables related to F&G subsidiaries who file separate tax returns.

The Internal Revenue Service ("IRS") has selected us to participate in the CAP program that is a real-time audit. We are currently under audit by the IRS for the 2021 through 2022 tax years. We file income tax returns in various foreign and US state jurisdictions. Our state income tax returns for the 2018 through 2022 tax years remain subject to examination by state jurisdictions. The F&G life insurance group files a separate consolidated return with the IRS. F&G is not currently under examination by the IRS.

Note U - Employee Benefit Plans

Stock Purchase Plan

During the three-year period ended December 31, 2022, our eligible employees could voluntarily participate in our employee stock purchase plan ("ESPP") sponsored by us. Pursuant to the ESPP, employees may contribute an amount between 3% and 15% of their base salary and certain commissions. We contribute varying amounts as specified in the ESPP.

We contributed $36 million, $24 million, and $30 million to the ESPP in the years ended December 31, 2022, 2021, and 2020, respectively, in accordance with our matching contribution.

FNF 401(k) Profit Sharing Plan

During the three-year period ended December 31, 2022, we have offered our employees the opportunity to participate in our 401(k) profit sharing plan (the "401(k) Plan"), a qualified voluntary contributory savings plan that is available to substantially all of our employees. Eligible employees may contribute up to 40% of their pre-tax annual compensation, up to the amount allowed pursuant to the Internal Revenue Code. During the years ended December 31, 2021 and 2020, we made an employer match on the 401(k) Plan of $0.375 on each $1.00 contributed up to the first 6% of eligible earnings contributed to the 401(k) Plan by employees. During the year ended December 31, 2022, we increased the employer match on the 401(k) Plan to $0.50 on each $1.00 contributed up to the first 6% of eligible earnings contributed to the 401(k) Plan by employees. The employer match was $50 million, $36 million, and $31 million for the years ended December 31, 2022, 2021, and 2020, respectively, and was credited based on the participant's individual investment elections in the FNF 401(k) Plan.

Omnibus Incentive Plan

In 2005, we established the FNT 2005 Omnibus Incentive Plan (as amended and restated, the "Omnibus Plan") authorizing the issuance of up to 8 million shares of common stock, subject to the terms of the Omnibus Plan. On October 23, 2006; May 29, 2008; May 25, 2011; May 22, 2013; and June 15, 2016 the shareholders of FNF approved amendments to increase the number of shares for issuance under the Omnibus Plan by 16 million, 11 million, 6 million, 6 million and 10 million shares, respectively. The primary purpose of the increases were to assure that we had adequate means to provide equity incentive compensation to our employees on a going-forward basis. The Omnibus Plan provides for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units and performance shares, performance units, other cash and stock-based awards and dividend equivalents. As of December 31, 2022, there were 1,841,544 shares of restricted stock and no stock options outstanding under the Omnibus Plan. Awards granted are approved by the Compensation Committee of the Board of Directors. Options vest over a 3 year period and have a contractual life of 7 years. The exercise price for options granted equals the market price of the underlying stock on the grant date. Stock option grants vest according to certain time based and operating performance criteria. Option exercises by participants are settled on the open market.

F&G Omnibus Incentive Plan

On June 1, 2020, in connection with the acquisition of F&G, we assumed the shares that remained available for future awards under the FGL Holdings 2017 Omnibus Incentive Plan, as amended and restated (the "F&G Omnibus Plan") and converted such shares into 2,096,429 shares of FNF common stock that may be issued pursuant to future awards granted under the F&G Omnibus Plan and 2,411,585 shares of FNF common stock that may be issued pursuant to outstanding stock options under the F&G Omnibus Plan. Each unvested stock option assumed under the F&G Omnibus Plan was converted into an FNF stock option and vests solely on the passage of time without any ongoing performance-vesting conditions. The options vest over a 3 year period, based on the option's initial grant date, and have a contractual life of 7 years. As of December 31, 2022, there were 501,548 shares of restricted stock and 1,172,607 stock options outstanding under the F&G Omnibus Plan.

FNF stock option transactions under the Omnibus Plan for 2022, 2021, and 2020 are as follows:

	Options		Weighted Average Exercise Price	Exercisable
Balance, January 1, 2020	5,530,125	$	20.88	5,530,125
Exercised	(3,208,712)		18.45	
Balance, December 31, 2020	2,321,413	$	24.24	2,321,413
Exercised	(1,325,300)		23.28	
Balance, December 31, 2021	996,113	$	25.53	996,113
Exercised	(996,113)		25.53	
Balance, December 31, 2022	—	$	—	—

FNF stock option transactions under the F&G Omnibus Plan for 2022, 2021, and 2020 are as follows:

	Options	Weighted Average Exercise Price	Exercisable
Balance January 1, 2020	—	$ —	—
Options assumed in connection with F&G acquisition	2,411,585	36.04	
Exercised	(109,159)	27.64	
Canceled	(299,736)	38.41	
Balance, December 31, 2020	2,002,690	$ 36.14	1,021,671
Exercised	(474,754)	36.68	
Canceled	—	—	
Balance, December 31, 2021	1,527,936	$ 35.97	1,072,584
Exercised	(352,614)	38.79	
Canceled	(2,715)	28.00	
Balance, December 31, 2022	1,172,607	$ 35.15	1,172,607

FNF restricted stock transactions under the Omnibus Plan in 2022, 2021, and 2020 are as follows:

	Shares	Weighted Average Grant Date Fair Value
Balance, December 31, 2019	1,517,176	$ 38.90
Granted	1,006,058	33.40
Canceled	(11,604)	38.93
Vested	(795,075)	37.60
Balance, December 31, 2020	1,716,555	$ 36.26
Granted	772,189	48.27
Canceled	(7,577)	37.20
Vested	(841,941)	36.15
Balance, December 31, 2021	1,639,226	$ 41.97
Granted	994,548	40.83
Vested	(792,230)	41.44
Balance, December 31, 2022	1,841,544	$ 41.59

FNF restricted stock transactions under the F&G Omnibus Plan in 2022, 2021, 2020 are as follows:

	Shares		Weighted Average Grant Date Fair Value
Balance, January 1, 2020	—	$	—
Granted	474,025		34.13
Canceled	(24,155)		34.47
Balance, December 31, 2020	449,870	$	34.11
Granted	311,081		48.28
Canceled	(12,437)		33.40
Vested	(29,873)		34.59
Balance, December 31, 2021	718,641	$	40.24
Granted	—		—
Canceled	(78,551)		37.79
Vested	(138,542)		34.11
Balance, December 31, 2022	501,548	$	42.31

The following table summarizes information related to stock options outstanding and exercisable as of December 31, 2022:

	Options Outstanding				Options Exercisable			
Range of Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life (In years)	Weighted Average Exercise Price	Intrinsic Value (In millions)	Number of Options	Weighted Average Remaining Contractual Life (In years)	Weighted Average Exercise Price	Intrinsic Value (In millions)
$0.00 - $27.53	359,510	2.98	$ 27.53	$ 4	359,510	2.98	$ 27.53	$ 4
$27.54 - $28.00	43,019	3.32	28.00	—	43,019	3.32	28.00	—
$28.01 - $39.10	770,078	2.62	39.10	—	770,078	2.62	39.10	—
	1,172,607			$ 4	1,172,607			$ 4

We account for stock-based compensation plans in accordance with GAAP on share-based payments, which requires that compensation cost relating to share-based payments be recognized in the consolidated financial statements based on the fair value of each award. Using the fair value method of accounting, compensation cost is measured based on the fair value of the award at the grant date and recognized over the service period. Fair value of restricted stock awards and units is based on the grant date value of the underlying stock derived from quoted market prices. The total fair value of restricted stock awards granted in the years ended December 31, 2022, 2021 and 2020 was $41 million, $52 million, and $50 million, respectively. The total fair value of restricted stock awards, which vested in the years ended December 31, 2022, 2021 and 2020 was $38 million, $43 million, and $25 million, respectively. Option awards are measured at fair value on the grant date using the Black Scholes Option Pricing Model. The intrinsic value of options exercised in the years ended December 31, 2022, 2021 and 2020 was $16 million, $32 million, and $50 million, respectively. Net earnings attributable to FNF Shareholders reflects stock-based compensation expense amounts of $49 million for the year ended December 31, 2022, $43 million for the year ended December 31, 2021, and $39 million for the year ended December 31, 2020, which are included in personnel costs in the reported financial results of each period.

At December 31, 2022, the total unrecognized compensation cost related to non-vested stock option grants and restricted stock grants is $61 million, which is expected to be recognized in pre-tax income over a weighted average period of 1.72 years.

Pension Plan

In 2000, FNF merged with Chicago Title Corporation ("CTC"). In connection with the merger, we assumed CTC's noncontributory defined contribution plan and noncontributory defined benefit pension plan (the "Pension Plan"). The Pension Plan covers certain CTC employees. The benefits are based on years of service and the employee's average monthly compensation in the highest 60 consecutive calendar months during the 120 months ending at retirement or termination. Effective December 31, 2000, the Pension Plan was frozen and there will be no future credit given for years of service or changes in salary. The accumulated benefit obligation is the same as the projected benefit obligation due to the pension plan being frozen as of December 31, 2000. Pursuant to GAAP on employers' accounting for defined benefit pension and other post retirement plans, the measurement date is December 31.

The discount rate used to determine the benefit obligation as of December 31, 2022 and 2021 was 4.85% and 2.35%, respectively. As of December 31, 2022 and 2021, the projected benefit obligation was $117 million and $154 million, respectively, and the fair value of plan assets was $112 million and $145 million, respectively. The net pension liability and net periodic expense included in our financial position and results of operations relating to the Pension Plan is not considered material for any period presented.

Note V - Financial Instruments with Off-Balance Sheet Risk and Concentration of Risk

In the normal course of business, we and certain of our subsidiaries enter into off-balance sheet credit arrangements associated with certain aspects of the title insurance business and other activities.

We generate a significant amount of title insurance premiums in Texas, California, Florida, Pennsylvania and Illinois. Title insurance premiums as a percentage of the total title insurance premiums written from those five states are detailed as follows:

	2022	2021	2020
Texas	15.0 %	13.0 %	12.3 %
California	12.0 %	14.6 %	15.2 %
Florida	10.6 %	9.3 %	8.6 %
Illinois	5.3 %	5.1 %	5.0 %
Pennsylvania	5.2 %	5.1 %	4.8 %

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash equivalents, short-term investments, and trade receivables.

We place cash equivalents and short-term investments with high credit quality financial institutions and, by policy, limit the amount of credit exposure with any one financial institution. Investments in commercial paper of industrial firms and financial institutions are rated investment grade by nationally recognized rating agencies.

Concentrations of credit risk with respect to trade receivables are limited because a large number of geographically diverse customers make up our customer base, thus spreading the trade receivables credit risk. We control credit risk through monitoring procedures.

Note W - Recent Accounting Pronouncements

Adopted Pronouncements

In June 2016, the FASB issued ASU No. 2016-13 Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments (Topic 326). The amendments in this ASU introduce broad changes to accounting for credit impairment of financial instruments. The primary updates include the introduction of a new current expected credit loss ("CECL") model that is based on expected rather than incurred losses and amendments to the accounting for impairment of fixed maturity securities available for sale. The method used to measure estimated credit losses for fixed maturity available-for-sale securities will be unchanged from current GAAP; however, the amendments require credit losses to be recognized through an allowance rather than as a reduction to the amortized cost of those securities. We adopted ASC 326 using the modified retrospective method for all financial assets measured at amortized cost. Results for reporting period beginning after December 15, 2019 are presented under ASC 326 while prior period amounts continue to be reported in accordance with previously applicable Generally Accepted Accounting Principles. We adopted this standard using the prospective transition approach for debt securities for which other than temporary impairment had been recognized prior to January 1, 2020. As a result, the amortized cost basis remains the same before and after the effective date of ASC 326. The effective interest rate on these debt securities was not changed. Amounts previously recognized in accumulated other comprehensive income as of January 1, 2020 relating to improvements in cash flows expected to be collected will be accreted into income over the remaining life of the asset. Recoveries of amounts previously written off relating to improvements in cash flows after January 1, 2020 will be recorded in earnings when received. See Note E *Investments* for further discussion of the adoption as it relates to our fixed maturity securities available for sale.

In December 2019, the FASB issued ASU 2019-12 Income Taxes - Simplifying the Accounting for Income Taxes (Topic 740), which simplifies various aspects of the income tax accounting guidance and will be applied using different approaches depending on what the specific amendment relates to and, for public entities, are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. We adopted this standard as of January 1, 2021, and it had no impact on our Consolidated Financial Statements upon adoption.

In October 2020, the FASB issued ASU 2020-08, Codification Improvements to Subtopic 310-20, Receivables - Nonrefundable Fees and Other Costs. The amendments in this update clarify that callable debt securities should be re-evaluated each reporting period to determine if the amortized cost exceeds the amount repayable by the issuer at the next earliest call date, and, if so, the excess should be amortized to the next call date. We adopted this standard as of January 1, 2021 and are applying this guidance on a prospective basis. This standard had no impact on our Consolidated Financial Statements upon adoption.

Pronouncements Not Yet Adopted

In August 2018, the FASB issued ASU 2018-12, Financial Services-Insurance (Topic 944), Targeted Improvements to the Accounting for Long-Duration Contracts, as clarified and amended by ASU 2019-09, Financial Services-Insurance: Effective Date and ASU 2020-11, Financial Services-Insurance: Effective Date and Early Application, effective for fiscal years beginning after December 15, 2022 including interim periods within those fiscal years. This update introduced the following requirements: assumptions used to measure cash flows for traditional and limited-payment contracts must be reviewed at least annually with the effect of changes in those assumptions being recognized in the statement of operations; the discount rate applied to measure the liability for future policy benefits and limited-payment contracts must be updated at each reporting date with the effect of changes in the rate being recognized in other comprehensive income ("OCI"); market risk benefits ("MRBs") associated with deposit contracts must be measured at fair value, with the effect of the change in the fair value recognized in earnings, except for the change attributable to instrument-specific credit risk which is recognized in OCI; deferred acquisition costs are no longer required to be amortized in proportion to premiums, gross profits, or gross margins; instead, those balances must be amortized on a constant level basis over the expected term of the related contracts; deferred acquisition costs must be written off for unexpected contract terminations; and disaggregated rollforwards of beginning to ending balances of the liability for future policy benefits, policyholder account balances, MRBs, separate account liabilities and deferred acquisition costs, as well as information about significant inputs, judgments, assumptions, and methods used in measurement are required to be disclosed. The amendments in this ASU may be early adopted as of the beginning of an annual reporting period for which financial statements have not yet been issued, including interim financial statements.

We have identified specific areas that will be impacted by the new guidance. This guidance will bring significant changes to how we account for certain insurance and annuity products within our business and expand disclosures. As part of the implementation process, to date our progress includes, but is not limited to the following: identifying and documenting contracts and contract features in scope of the guidance; identifying actuarial models, systems, and processes to be updated; building and running models; generating and analyzing preliminary output; evaluating and finalizing key accounting policies; evaluating transition requirements and impacts; and establishing, documenting, and executing appropriate internal controls. We will not early adopt this standard and have selected the full retrospective transition method, which requires the new guidance be applied as of the beginning of the earliest period presented or January 1, 2021, referred to as the transition date.

Adoption of this standard is expected to increase total stockholders' equity as of the transition date, January 1, 2021, up to approximately $200 million, net of tax. This transition adjustment is expected to primarily increase Retained Earnings, as well as OCI. The most significant driver of this transition adjustment expected to increase Retained Earnings is the measurement of certain benefits historically recorded as insurance liabilities which will now be classified and measured as MRBs, along with their subsequent changes in fair value, excluding changes attributable to instrument-specific credit risk, which are recorded as a component of OCI. The most significant drivers of this transition adjustment expected to increase OCI are the reversal of intangible balances previously recorded as an adjustment to unrealized gains (losses) on available for sale securities, the remeasurement of the liability for future policyholder benefits using a discount rate assumption that reflects upper-medium grade fixed-income instruments, and the effect of changes in the fair value of MRBs attributable to changes in the instrument-specific credit risk.

As of December 31, 2022, the Company continues to expect the measurement drivers above, in relation to the current market conditions, to support a favorable impact to total stockholders' equity at or greater than the transition impact, contingent upon the completion of our ongoing implementation process. Further, the specific impacts on Retained Earnings and OCI upon adoption of this standard on January 1, 2023 may also differ materially from the transition impact based on the performance of the Company's business and macroeconomic conditions, including changes in interest rates.

In March 2022, the FASB issued ASU 2022-02, Financial Instruments-Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures. The amendments in this update eliminate the Troubled Debt Restructuring ("TDR") recognition and measurement guidance for creditors and, instead, require that an entity evaluate whether the modification represents a new loan or a continuation of an existing loan. The amendments also enhance existing disclosure requirements and introduce new requirements related to certain modifications of receivables made to borrowers experiencing financial difficulty. Additionally, these amendments require that an entity disclose current-period gross write-offs by year of origination for financing receivables and net investment in leases within the scope of Subtopic 326-20. The guidance is effective for entities that have adopted ASU 2016-13 Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments (Topic 326) for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, though early adoption is permitted. We do not expect this guidance to have a material impact on our Consolidated Financial Statements and related disclosures upon adoption. We do not currently plan to early adopt this standard.

In June 2022, the FASB issued ASU 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The amendments in this update affect all entities that have investments in equity securities measured at fair value that are subject to a contractual sale restriction and clarify that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. Additionally, the amendments require the following disclosures for equity securities subject to contractual sale restrictions: the fair value of equity securities subject to contractual sale restrictions reflected in the balance sheet, the nature and remaining duration of the restriction(s), and the circumstances that could cause a lapse in the restriction(s). The amendments in this update do not change the principles of fair value measurement, rather, they clarify those principles when measuring the fair value of an equity security subject to a contractual sale restriction and improve current GAAP by reducing diversity in practice, reducing the cost and complexity in measuring fair value, and increasing comparability of financial information across reporting entities that hold those investments. The amendments in this update are effective for public business entities for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years, though early adoption is permitted. We do not currently expect to early adopt this standard and are in the process of assessing this standard and its impact on our accounting and disclosures.

Note X — Net Income Attributable to FNF Common Shareholders and Change in Total Equity

On December 1, 2022, we completed the F&G Distribution. For further information related to the F&G Distribution, refer to Note A *Business and Summary of Significant Accounting Policies*.

On July 29, 2020, we purchased for $90 million the outstanding Class A units of ServiceLink held by its minority owners. As of the purchase date, ServiceLink is a wholly owned subsidiary of FNF. For further information related to the purchase of the outstanding Class A units of ServiceLink held by its minority owners, refer to Note A *Business and Summary of Significant Accounting Policies*.

The following table presents the effect of the change in our ownership percentage in F&G and ServiceLink on equity attributable to FNF:

	Year ended December 31,		
	2022	2021	2020
	(In millions)		
Net earnings attributable to FNF common shareholders	$ 1,136	$ 2,422	$ 1,427
Decrease in additional paid-in capital for decrease in ownership of F&G	(19)	—	—
Decrease in retained earnings for decrease in ownership of F&G	(301)	—	—
Increase in accumulated comprehensive earnings for decrease in ownership of F&G	29	—	—
Increase in additional paid-in capital for increase in ownership percentage in ServiceLink	—	—	211
Decrease in noncontrolling interests resulting from increased ownership in ServiceLink	—	—	47
Net transfers (to) from noncontrolling interests	(291)	—	258
Change in net earnings and equity attributable to FNF common shareholders	$ 845	$ 2,422	$ 1,685

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. Controls and Procedures

As of the end of the year covered by this report, we carried out an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined in Rule 13a-15(e) under the Exchange Act. Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is: (a) recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms; and (b) accumulated and communicated to management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) or 15d-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting. Management has adopted the framework in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation under this framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.

The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report, which is included herein.

Item 9B. *Other Information*

On February 21, 2023, F&G entered into the Amended F&G Credit Agreement with the Lenders, the Administrative Agent, swing line lender and an issuing bank.

The Amended F&G Credit Agreement increases the aggregate principal amount of commitments under the F&G Credit Facility by $115 million to $665 million. Loans under the F&G Credit Facility generally bear interest at a variable rate based on either (i) the base rate (which is the highest of (a) one-half of one percent in excess of the federal funds rate, (b) the Administrative Agent's "prime rate", or (c) the sum of one percent plus Term SOFR) plus a margin of between 30.0 and 80.0 basis points depending on the non-credit-enhanced, senior unsecured long-term debt ratings of F&G or (ii) Term SOFR plus a margin of between 130.0 and 180.0 basis points depending on the non-credit-enhanced, senior unsecured long-term debt ratings of F&G. At the current Standard & Poor's, Moody's and Fitch non-credit-enhanced, senior unsecured long-term debt ratings of BBB-/Ba1//BBB-, respectively, the applicable margin for revolving loans subject to Term SOFR is 165 basis points. In addition, F&G will pay a facility fee of between 20.0 and 45.0 basis points on the entire facility, also depending on the F&G's non-credit-enhanced, senior unsecured long-term debt ratings, which is payable quarterly in arrears. The proceeds of the increased F&G Credit Facility may be used for working capital and general corporate purposes. Other than the foregoing, the terms of the F&G Credit Agreement remain unchanged by the First Amendment.

The First Amendment is attached hereto as Exhibit 10.41 and is incorporated herein by reference. The foregoing summary of the First Amendment does not purport to be a complete statement of the parties' rights and obligations under the First Amendment, and is qualified in its entirety by reference to Exhibit 10.41.

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

Not applicable.


PART III


Items 10-14.

Within 120 days after the close of our fiscal year, we intend to file with the Securities and Exchange Commission the matters required by these items.

PART IV

Item 15.   ***Exhibits and Financial Statement Schedules***

    (a) (1) *Financial Statements.*   The following is a list of the Consolidated Financial Statements of Fidelity National Financial, Inc. and its subsidiaries included in Item 8 of Part II:

    (a) (2) *Financial Statement Schedules.*   The following is a list of financial statement schedules filed as part of this annual report on Form 10-K:

    All other schedules are omitted because they are not applicable or not required, or because the required information is included in the Consolidated Financial Statements or notes thereto.

(a) (3) The following exhibits are incorporated by reference or are set forth on pages to this Form 10-K:

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated February 7, 2020, by and between FGL Holdings, Fidelity National Financial, Inc., F Corp I and F Corp II. (incorporated by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K filed on February 7, 2020)
2.2	First Amendment to the Agreement and Plan of Merger, dated as of April 24, 2020, by and between Fidelity National Financial, Inc., F I Corp., F II Corp., and FGL Holdings (incorporated by reference to Exhibit 2.2 to the Registrant's Registration Statement on Form S-4/A filed on April 24, 2020)
2.3	Separation and Distribution Agreement, dated as of November 30, 2022, between Fidelity National Financial, Inc. and F&G Annuities & Life, Inc. (incorporated by reference to Exhibit 99.1 to the Registrant's Current Report on Form 8-K filed on December 1, 2022)
3.1	Fifth Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on June 13, 2018)
3.2	Fifth Amended and Restated Bylaws of Fidelity National Financial, Inc., dated January 5, 2022 (incorporated by reference to Exhibit 3.2 to the Registrant's Current Report on Form 8-K filed on January 5, 2022)
4.1	Indenture between the Registrant and The Bank of New York Trust Company, N.A., dated December 8, 2005 (incorporated by reference to Exhibit 4.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2005)
4.2	First Supplemental Indenture between the Registrant and the Bank of New York Trust Company, N.A., dated as of January 6, 2006 (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on January 24, 2006)
4.3	Second Supplemental Indenture, dated May 5, 2010, between the Registrant and The Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on May 5, 2010)
4.4	Form of Subordinated Indenture between the Registrant and the Bank of New York Trust Company, N.A. (incorporated by reference to Exhibit 4.2 (A) to the Registrant's Registration Statement on Form S-3 filed on November 14, 2007)
4.5	Fourth Supplemental Indenture, dated August 13, 2018, between the Registrant and The Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit 4.4 to the Registrant's Current Report on Form 8-K filed on August 13, 2018)
4.6	Form of 4.50% Senior Note of the Registrant due 2028 (incorporated by reference to Exhibit A to Exhibit 4.4 to the Registrant's Current Report on Form 8-K filed on August 13, 2018).
4.7	Specimen certificate for shares of the Registrant's FNF Group common stock, par value $0.0001 per Share (incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-4/A filed on May 5, 2014)
4.8	Description of FNF Common Stock (incorporated by reference to Exhibit 4.9 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2019)
4.9	Supplemental Indenture, dated as of June 1, 2020, by and among Fidelity & Guaranty Life Holdings, Inc., Fidelity National Financial, Inc., and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on June 1, 2020).
4.10	Indenture, dated as of April 20, 2018, by and among Fidelity & Guaranty Life Holdings, Inc., the guarantors party thereto and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by FGL Holdings (File No. 001-37779) on April 25, 2018).

Exhibit Number	Description
4.11	Fifth Supplemental Indenture, dated as of June 12, 2020, between Fidelity National Financial, Inc. and The Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on June 12, 2020).
4.12	Form of 3.40% Senior Note of the Registrant due 2030 (included in Exhibit 4.12 hereto which is incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on June 12, 2020)
4.13	Sixth Supplemental Indenture, dated as of September 15, 2020, between Fidelity National Financial, Inc. and The Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on September 15, 2020).

4.14   Form of 2.450% Senior Note of the Registrant due 2031 (included in Exhibit 4.14 hereto which is incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on September 15, 2020)

4.15   Seventh Supplemental Indenture, dated as of September 17, 2021, between Fidelity National Financial, Inc. and The Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on September 17, 2021)

4.16   Form of 3.20% Senior Note of the Registrant due 2051 (included in exhibit 4.16 hereto which is incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on September 17, 2021)

4.17   Indenture, dated as of January 13, 2023, by and among F&G Annuities & Life, Inc., the guarantors named therein and Citibank, N.A. (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on January 13, 2023)

4.18   First Supplemental Indenture, dated as of January 13, 2023, among F&G Annuities & Life, Inc., the guarantors named therein and Citibank, N.A. (incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed on January 13, 2023)

4.19   Form of F&G Annuities & Life, Inc's 7.400% Senior Notes due 2028 (included in Exhibit 4.18 hereto which is incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed on January 13, 2023)

10.1   Amended and Restated Fidelity National Financial, Inc. 2005 Omnibus Incentive Plan (incorporated by reference to Annex A to the Registrant's Schedule 14A filed on April 29, 2016) (1)

10.2   Fidelity National Financial, Inc. Amended and Restated 2013 Employee Stock Purchase Plan (incorporated by reference to Exhibit 99.1 to the Registrant's Registration Statement on Form S-8 filed on August 19, 2022) (1)

10.3   Fidelity National Financial, Inc. Annual Incentive Plan (incorporated by reference to Annex B to the Registrant's Schedule 14A filed on April 29, 2016) (1)

10.4   Fidelity National Financial, Inc. Deferred Compensation Plan, as amended and restated, effective January 1, 2009 (incorporated by reference to Exhibit 10.18 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2008) (1)

10.5   Form of Notice of FNF Group Stock Option Award and FNF Group Stock Option Award Agreement under Amended and Restated Fidelity National Financial, Inc. 2005 Omnibus Incentive Plan for October 2015 Awards (incorporated by reference to Exhibit 10.12 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2015)(1)

10.6   Amended and Restated Employment Agreement between the Registrant and Anthony J. Park, effective as of October 10, 2008 (incorporated by reference to Exhibit 10.11 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2008) (1)

10.7   Amendment effective February 4, 2010 to Amended and Restated Employment Agreement between the Registrant and Anthony J. Park, effective as of October 10, 2008 (incorporated by reference to Exhibit 10.13 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2009) (1)

10.8   Director Services Agreement between Fidelity National Financial, Inc. and William P. Foley, II (incorporated by reference to Exhibit 10.27 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2015) (1)

10.9   Amended and Restated Employment Agreement between the Registrant and Raymond R. Quirk, effective as of February 1, 2022 (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on February 17, 2022)

10.10   Amended and Restated Employment Agreement between the Registrant and Michael L. Gravelle, effective as of January 30, 2013 (incorporated by reference to Exhibit 10.22 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2012) (1)

10.11   Amendment No. 2 to Amended and Restated Employment Agreement between the Registrant and Michael L. Gravelle, effective as of March 1, 2015 (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2015) (1)

10.12   Amended and Restated Employment Agreement between the Registrant and Peter T. Sadowski, effective as of February 4, 2010 (incorporated by reference to Exhibit 10.26 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2012) (1)

10.13   ServiceLink Holdings, LLC 2013 Management Incentive Plan (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on January 15, 2014)(1)

10.14   Form of ServiceLink Holdings, LLC Unit Grant Agreement (incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed on January 15, 2014)(1)

Exhibit Number	Description
10.15	Amendment effective May 3, 2016 to Director Services Agreement between the Registrant and William P. Foley II (incorporated by reference to Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2016) (1)
10.16	Letter agreement between Fidelity National Financial, Inc. and William P. Foley, II dated May 28, 2020 (incorporated by reference to Exhibit 99.1 to the Registrant's Current Report on Form 8-K filed on May 29, 2020) (1)
10.17	Amendment effective May 3, 2016 to Amended and Restated Employment Agreement between the Registrant and Anthony J. Park (incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2016) (1)
10.18	Amendment effective May 3, 2016 to Amended and Restated Employment Agreement between the Registrant and Michael L. Gravelle (incorporated by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2016) (1)
10.19	Amendment effective May 3, 2016 to Amended and Restated Employment Agreement between the Registrant and Peter T. Sadowski (incorporated by reference to Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2016) (1)
10.20	Amended and Restated Employment Agreement between the Registrant and Michael Nolan, effective as of February 1, 2022 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on February 17, 2022)
10.21	Employment Agreement between the Registrant and Roger Jewkes, effective March 3, 2016 (incorporated by reference to Exhibit 10.9 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2016) (1)
10.22	Amendment effective May 3, 2016 to Employment Agreement between the Registrant and Roger Jewkes (incorporated by reference to Exhibit 10.10 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2016) (1)
10.23	Form of Notice of Restricted Stock Grant and FNF Restricted Stock Award Agreement under Amended and Restated Fidelity National Financial, Inc. 2005 Omnibus Incentive Plan for November 2021 Awards (incorporated by reference to Exhibit 10.34 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2021)
10.24	Form of Notice of Restricted Stock Grant and FNF Restricted Stock Award Agreement under Amended and Restated Fidelity National Financial, Inc. 2005 Omnibus Incentive Plan for November 2022 Awards
10.25	Amendment effective November 1, 2019 to Amended and Restated Employment Agreement between the Registrant and Michael L. Gravelle effective May 3, 2016 (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2019) (1)
10.26	FGL Holdings 2017 Omnibus Incentive Plan, as amended and restated through June 1, 2020 (incorporated by reference to Exhibit 99.1 to the Registrant's Registration Statement on Form S-8 filed on June 1, 2020) (1)
10.27	F&G Annuities & Life, Inc. 2022 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.4 to F&G Annuities & Life, Inc.'s Current Report on Form 8-K filed on December 1, 2022, SEC File Number 001-41490) (1)
10.28	F&G Annuities & Life, Inc. Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.5 to F&G Annuities & Life, Inc.'s Current Report on Form 8-K filed on December 1, 2022, SEC File Number 001-41490) (1)
10.29	F&G Annuities & Life, Inc. Deferred Compensation Plan (incorporated by reference to Exhibit 10.6 to F&G Annuities & Life, Inc.'s Current Report on Form 8-K filed on December 1, 2022, SEC File Number 001-41490) (1)
10.30	Fifth Amended and Restated Credit Agreement, dated as of October 29, 2020, by and among Fidelity National Financial, Inc., as the Borrower, Bank of America, N.A., as administrative agent, and other agents party thereto (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on November 4, 2020)
10.31	Form of Notice of Restricted Stock Grant and FNF Restricted Stock Award Agreement under Amended and Restated Fidelity National Financial, Inc. 2005 Omnibus Incentive Plan for November 2020 Awards (incorporated by reference to Exhibit 10.34 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2020) (1)

10.32   Registration Rights Agreement, dated as of January 13, 2023, by and among F&G Annuities & Life, Inc., the guarantors named therein and BofA Securities, Inc., J.P. Morgan Securities LLC and RBC Capital Markets, LLC (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on January 13, 2023)

10.33   Investment Management Agreement, dated as of December 16, 2020, by and between F&G Cayman Re Ltd. and Blackstone ISGI Advisors L.L.C. (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2022)

10.34   Investment Management Agreement, dated as of January 4, 2021, by and between F&G Annuities & Life, Inc. and Blackstone ISG-I Advisors L.L.C. (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2022)

10.35   Investment Management Agreement, dated as of July 29, 2021, by and between Fidelity & Guaranty Life Insurance Company and Blackstone ISG-I Advisors L.L.C. (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2022)

10.36   Amended and Restated Amendment to Investment Management Agreements; IMA Omnibus Termination Side Letter; SMA Fee Agreement and Participation Fee Agreement, dated September 24, 2021, by and among F&G Life & Annuities, Inc., Fidelity National Financial, Inc. and Blackstone ISG-I Advisors L.L.C. (incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2022)

10.37   Credit Agreement, dated as of November 22, 2022, by and among F&G Annuities & Life, Inc., a Delaware corporation, as the borrower, the guarantors party thereto, Bank of America, N.A., as administrative agent, and the financial institutions party thereto as lenders (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on November 22, 2022)

10.38   Corporate Services Agreement, dated as of November 30, 2022, between Fidelity National Financial, Inc. and F&G Annuities & Life, Inc. (incorporated by reference to Exhibit 99.2 to the Registrant's Current Report on Form 8-K filed on December 1, 2022)

10.39   Reverse Corporate Services Agreement, dated as of November 30, 2022, between Fidelity National Financial, Inc. and F&G Annuities & Life, Inc. (incorporated by reference to Exhibit 99.3 to the Registrant's Current Report on Form 8-K filed on December 1, 2022)

10.40   Tax Sharing Agreement, dated as of November 30, 2022, between Fidelity National Financial, Inc. and F&G Annuities & Life, Inc. (incorporated by reference to Exhibit 99.4 to the Registrant's Current Report on Form 8-K filed on December 1, 2022)

10.41   First Amendment to Credit Agreement, dated as of February 21, 2023, among F&G Annuities & Life, Inc. and the Guarantor parties and Lender parties signatory thereto.

Exhibit Number	Description
21.1	Subsidiaries of the Registrant
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification by Chief Executive Officer of Periodic Financial Reports pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350
32.2	Certification by Chief Financial Officer of Periodic Financial Reports pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350
101.INS	Inline XBRL Instance Document (2)
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
104	Cover Page Interactive Data File formatted in Inline XBRL and contained in Exhibit 101

(1) A management or compensatory plan or arrangement required to be filed as an exhibit to this report pursuant to Item 15(c) of Form 10-K

(2) The instance document does not appear in the interactive data file because its XBRL tags are embedded within the inline XBRL document.

Item 16. *Form 10-K Summary*

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fidelity National Financial, Inc.

By: */s/ Michael J. Nolan*

Michael J. Nolan

Chief Executive Officer

Date: February 27, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Michael J. Nolan Michael J. Nolan	Chief Executive Officer (Principal Executive Officer)	February 27, 2023
/s/ Anthony J. Park Anthony J. Park	Chief Financial Officer (Principal Financial and Accounting Officer)	February 27, 2023
/s/ William P. Foley, II William P. Foley, II	Director and Chairman of the Board	February 27, 2023
/s/ Raymond R. Quirk Raymond R. Quirk	Director and Executive Vice Chairman of the Board	February 27, 2023
/s/ Douglas K. Ammerman Douglas K. Ammerman	Director	February 27, 2023
/s/ Halim Dhanidina Halim Dhanidina	Director	February 27, 2023
/s/ Thomas M. Hagerty Thomas M. Hagerty	Director	February 27, 2023
/s/ Daniel D. (Ron) Lane Daniel D. (Ron) Lane	Director	February 27, 2023
/s/ Sandra D. Morgan Sandra D. Morgan	Director	February 27, 2023
/s/ Heather H. Murren Heather H. Murren	Director	February 27, 2023
/s/ John D. Rood John D. Rood	Director	February 27, 2023
/s/ Peter O. Shea, Jr. Peter O. Shea, Jr.	Director	February 27, 2023
/s/ Cary H. Thompson Cary H. Thompson	Director	February 27, 2023

**SCHEDULE II**


FIDELITY NATIONAL FINANCIAL, INC.
(Parent Company)

BALANCE SHEETS


	December 31,		
	2022		**2021**
	(In millions, except share data)		
ASSETS			
Cash	$	406	$ 1,515
Short-term investments		533	—
Other long-term investments		35	52
Equity securities, at fair value		1	7
Investment in unconsolidated affiliates		3	9
Notes receivable		303	696
Investments in and amounts due from subsidiaries		6,794	10,215
Property and equipment, net		2	2
Prepaid expenses and other assets		243	275
Total assets	$	8,320	$ 12,771
LIABILITIES AND EQUITY			
Liabilities:			
Accounts payable and other accrued liabilities	$	291	$ 344
Income taxes payable		—	72
Deferred tax liability		71	206
Notes payable		2,123	2,519
Total liabilities		2,485	3,141
Equity:			
FNF common stock, $0.0001 par value; authorized 600,000,000 shares as of December 31, 2022 and December 31, 2021; outstanding of 279,064,457 and 290,533,141 as of December 31, 2022 and December 31, 2021, respectively, and issued of 327,757,349 and 325,486,429 as of December 31, 2022 and December 31, 2021, respectively		—	—
Preferred stock, $0.0001 par value; authorized 50,000,000 shares; issued and outstanding, none		—	—
Additional paid-in capital		5,876	5,811
Retained earnings		4,714	4,369
Accumulated other comprehensive earnings		(2,862)	779
Less: Treasury stock, 48,692,892 shares and 34,953,288 shares as of December 31, 2022 and December 31, 2021, respectively, at cost		(1,893)	(1,329)
Total equity of Fidelity National Financial, Inc. common shareholders		5,835	9,630
Total liabilities and equity	$	8,320	$ 12,771

See Notes to Financial Statements

SCHEDULE II

FIDELITY NATIONAL FINANCIAL, INC.
(Parent Company)

STATEMENTS OF EARNINGS AND RETAINED EARNINGS

	Year Ended December 31,		
	2022	**2021**	**2020**
	(In millions, except per share data)		
Revenues:			
Other fees and revenue	$ (37)	$ 24	$ 32
Interest and investment income and realized gains	43	17	25
Realized gains and losses, net	(42)	12	(6)
Total revenues	(36)	53	51
Expenses:			
Personnel expenses	(11)	54	58
Other operating expenses	16	25	60
Interest expense	92	87	71
Total expenses	97	166	189
Losses before income tax benefit and equity in earnings of subsidiaries	(133)	(113)	(138)
Income tax benefit	(33)	(27)	(33)
Losses before equity in earnings of subsidiaries	(100)	(86)	(105)
Equity in earnings of subsidiaries	1,236	2,500	1,557
Earnings from continuing operations	1,136	2,414	1,452
Equity in earnings of discontinued operations	—	8	(25)
Net earnings attributable to Fidelity National Financial, Inc. common shareholders	$ 1,136	$ 2,422	$ 1,427
Retained earnings, beginning of year	$ 4,369	$ 2,394	$ 1,356
Dividends declared	(490)	(447)	(389)
Distribution of F&G to FNF common shareholders	(301)	—	—
Net earnings attributable to Fidelity National Financial, Inc. common shareholders	1,136	2,422	1,427
Retained earnings, end of year	$ 4,714	$ 4,369	$ 2,394

See Notes to Financial Statements

SCHEDULE II

FIDELITY NATIONAL FINANCIAL, INC.
(Parent Company)

STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2022	2021	2020
	(In millions)		
Cash Flows From Operating Activities:			
Net earnings	$ 1,136	$ 2,422	$ 1,427
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Equity in earnings of unconsolidated affiliates	—	(6)	(1)
Impairment of assets	—	—	1
Equity in earnings of subsidiaries	(1,236)	(2,500)	(1,742)
Depreciation and amortization	1	1	1
Stock-based compensation	48	43	39
Net change in income taxes	748	65	(1)
Net (increase) decrease in prepaid expenses and other assets	41	(14)	(15)
Net increase in accounts payable and other accrued liabilities	(50)	36	26
Net cash provided by (used in) operating activities	688	47	(265)
Cash Flows From Investing Activities:			
Purchases of investments available for sale	—	(52)	—
Net purchases of short-term investment activities	(509)	(6)	564
Acquisition of F&G (net of cash acquired)	—	—	(1,076)
Additions to notes receivable	(87)	(400)	(3)
Collection of notes receivable	79	120	89
Distributions from unconsolidated affiliates	—	—	—
Additional investments in unconsolidated affiliates	—	—	(1)
Net cash used in investing activities	(517)	(338)	(427)
Cash Flows From Financing Activities:			
Borrowings	—	449	2,246
Debt service payments	(400)	—	(1,000)
Debt issuance costs	—	(6)	(22)
Dividends paid	(489)	(446)	(389)
Purchases of treasury stock	(553)	(463)	(236)
Exercise of stock options	39	48	62
Payment for shares withheld for taxes and in treasury	(15)	(17)	(9)
Additional investments in non-controlling interests	(2)	—	(90)
Other financing activity	—	—	1
Net dividends from subsidiaries	140	1,266	539
Net cash provided by financing activities	(1,280)	831	1,102
Net change in cash and cash equivalents	(1,109)	540	410
Cash at beginning of year	1,515	975	565
Cash at end of year	$ 406	$ 1,515	$ 975

See Notes to Financial Statements

175

FIDELITY NATIONAL FINANCIAL, INC.
(Parent Company)

NOTES TO FINANCIAL STATEMENTS

A.   Summary of Significant Accounting Policies

Fidelity National Financial, Inc. transacts substantially all of its business through its subsidiaries. The Parent Company Financial Statements should be read in connection with the aforementioned Consolidated Financial Statements and Notes thereto included elsewhere herein.

B.   Notes Payable

Notes payable consist of the following:

	December 31,	
	2022	2021
	(In millions)	
4.50% Notes, net of discount	$ 445	$ 444
5.50% Notes, net of discount	—	400
3.40% Notes, net of discount	644	643
2.45% Notes, net of discount	594	593
3.20% Notes, net of discount	443	443
Revolving credit facility	(3)	(4)
	$ 2,123	$ 2,519

C.   Supplemental Cash Flow Information

	Year Ended December 31,		
	2022	2021	2020
	(In millions)		
Cash paid during the year:			
Interest paid	$ 95	$ 81	$ 58
Income tax payments	459	609	317

D.   Cash Dividends Received

We have received cash dividends from subsidiaries and affiliates of $0.8 billion, $0.6 billion, and $0.5 billion during the years ended December 31, 2022, 2021, and 2020, respectively.

FIDELITY NATIONAL FINANCIAL, INC.

F&G Supplementary Insurance Information
(in millions)

	Year Ended	
	December 31, 2022	December 31, 2021
F&G Segment:		
Deferred acquisition costs	1,589	761
Future policy benefits, losses, claims and loss expenses	5,923	4,732
Other policy claims and benefits payable	109	109
Life insurance premiums and other fees	1,695	1,395
Interest and investment income	1,655	1,852
Benefits, claims, losses and settlement expenses	(1,125)	(2,138)
Amortization, interest, and unlocking of deferred acquisition costs	(81)	(32)
Other operating expenses, net of deferrals	(102)	(105)

See Report of Independent Registered Public Accounting Firm.

**Schedule IV**


FIDELITY NATIONAL FINANCIAL, INC.

F&G Reinsurance
(In millions)


For the year ended December 31, 2022	Gross Amount		Ceded to other companies		Assumed from other companies		Net Amount		Percentage of amount assumed to net
Life insurance in force	$	6,258	$	(1,594)	$	—	$	4,664	— %
Premiums and other considerations:									
Traditional life insurance premiums		160		(128)		—		32	— %
Life-contingent PRT premiums		1,362		—		—		1,362	— %
Annuity product charges		300		(50)		—		250	— %
Total premiums and other considerations	$	1,822	$	(178)	$	—	$	1,644	— %

For the year ended December 31, 2021	Gross Amount		Ceded to other companies		Assumed from other companies		Net Amount		Percentage of amount assumed to net
Life insurance in force	$	4,881	$	(1,682)	$	—	$	3,199	— %
Premiums and other considerations:									
Traditional life insurance premiums		168		(137)		—		31	— %
Life-contingent PRT premiums		1,146		—		—		1,146	— %
Annuity product charges		269		(51)		—		218	— %
Total premiums and other considerations	$	1,583	$	(188)	$	—	$	1,395	— %

For the seven months ended December 31, 2020	Gross Amount		Ceded to other companies		Assumed from other companies		Net Amount		Percentage of amount assumed to net
Life insurance in force	$	3,892	$	(2,064)	$	—	$	1,828	— %
Premiums and other considerations:									
Traditional life insurance premiums		108		(85)		—		23	— %
Annuity product charges		146		(31)		—		115	— %
Total premiums and other considerations	$	254	$	(116)	$	—	$	138	— %

See Report of Independent Registered Public Accounting Firm

BOARD OF DIRECTORS

William P. Foley, II
Chairman of the Board
Fidelity National Financial, Inc.

Raymond R. Quirk
Executive Vice-Chairman of the Board
Fidelity National Financial, Inc.

Douglas K. Ammerman
Retired
KPMG LLP

The Honorable Halim Dhanidina
Retired Justice
California Court of Appeal 2018-2021

Thomas M. Hagerty
Managing Partner
Thomas H. Lee Partners, L.P.

Daniel D. Lane
Chairman of the Board
Lane/Kuhn Pacific

Sandra D. Morgan
President
Las Vegas Raiders

Heather H. Murren
Managing Partner
Murren Family Office

John D. Rood
Chairman
The Vestcor Companies, Inc.

Peter O. Shea, Jr.
President and Chief Executive Officer
J.F. Shea Company

Cary H. Thompson
Vice Chairman
Bank of America Merrill Lynch

AUDIT COMMITTEE
Douglas K. Ammerman, Chair
Heather H. Murren
John D. Rood

COMPENSATION COMMITTEE
Heather H. Murren, Chair
Daniel D. Lane
Cary H. Thompson

GOVERNANCE COMMITTEE
Peter O. Shea, Jr., Chair
Sandra D. Morgan
John D. Rood

EXECUTIVE OFFICERS

Raymond R. Quirk
Executive Vice-Chairman of the Board

Michael J. Nolan
Chief Executive Officer

Anthony J. Park
Executive Vice President
Chief Financial Officer

Peter T. Sadowski
Executive Vice President
Chief Legal Officer

Michael L. Gravelle
Executive Vice President
General Counsel and Corporate Secretary

GENERAL INFORMATION

CORPORATE OFFICE
Fidelity National Financial, Inc.
601 Riverside Avenue
Jacksonville, FL 32204
www.fnf.com

STOCK TRANSFER AGENT AND REGISTRAR
Continental Stock Transfer and
Trust Company
1 State Street
30th Floor
New York, NY 10004
(212) 509-4000
cstmail@continentalstock.com
www.continentalstock.com/contact

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Ernst & Young LLP
12926 Gran Bay Parkway
Jacksonville, FL 32258

PUBLICATIONS
The Company's Annual Report on Form 10-K and quarterly reports on Form 10-Q are available on the Investor Relations section of the Company's website at www.fnf.com.

A Notice of Annual Meeting of Stockholder and Proxy Statement are furnished to stockholders in advance of the Annual Meeting.

STOCK EXCHANGE LISTING
Fidelity National Financial, Inc. common stock is listed on the New York Stock Exchange under symbol FNF.

CERTIFICATIONS
FNF filed the Chief Executive Officer and Chief Financial Officer certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to its Annual Report on Form 10-K for the fiscal year ended December 31, 2022.

INVESTOR RELATIONS
Please visit the Contact Investor Relations section of FNF's Investor Info website at FNF.com to submit a question or request to the Investor Relations department. You can also contact FNF's Investor Relations department via email at investors@fnf.com.